UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended June 30, 2023

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File No. 1-12607

SunLink Health Systems, Inc.

(Exact name of registrant as specified in its charter)

Ohio	**31-0621189**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

900 Circle 75 Parkway, Suite 690, Atlanta, Georgia 30339
(Address of principal executive offices)

Registrant's telephone number, including area code: (770) 933-7000

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each Class	Trading Symbol	Name of each Exchange on which registered
Common Shares without par value	SSY	NYSE American, LLC
Preferred Share Purchase Rights	-	-

Indicate by check mark whether if the registrant is a well-known seasoned issuer, as defined in Rule 405 of Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report.   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

At the close of business on September 27, 2023 there were 7,031,603 shares of the registrant's common shares without par value outstanding. The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing price on December 31, 2022 of the registrant's common shares as reported by NYSE American stock exchange amounted to $3,133,509.

<center>**Certain Cautionary Statements**</center>

<center>**FORWARD-LOOKING STATEMENTS**</center>

This Annual Report and the documents that are incorporated by reference in this Annual Report contain certain forward-looking statements within the meaning of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts and may be identified by the use of words such as "may," "believe," "will," "seeks to", "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements are based on the current plans and expectations and are subject to a number of risks, uncertainties and other factors which could significantly affect current plans and expectations and our future financial condition and results. Throughout this annual report and the notes to the condensed consolidated financial statements, SunLink Health Systems, Inc., and its consolidated subsidiaries are referred to on a collective basis as "SunLink", "we", "our", "ours", "us" or the "Company." This drafting style is not meant to indicate that SunLink Health Systems, Inc. or any particular subsidiary of SunLink Health Systems, Inc. owns or operates any asset, business, or property. Healthcare services, pharmacy operations and other businesses described in this filing are owned and operated by distinct and indirect subsidiaries of SunLink Health System, Inc. These forward-looking statements are based on current plans and expectations and are subject to a number of risks, uncertainties and other factors that could significantly affect current plans and expectations and our future financial condition and results. These factors, which could cause actual results, performance, and achievements to differ materially from those anticipated, include, but are not limited to:

General Business Conditions

- general economic and business conditions in the U.S., both nationwide and in the states in which we operate;

- the continuing aftereffects of the COVID-19 pandemic, both nationwide and in the states in which we operate, including among other things, on demand for our customary services, the efficiency of such services, availability of staffing, availability of supplies, costs and financial results. Future COVID-19, its variants or other pandemics of other contagious diseases could result in the unavailability of personnel to provide services, regulatory bans on certain services or admissions, decreased occupancy levels, increase costs, reduce our revenues and otherwise adversely affect our business;

- the effects of COVID-19 on our ability to provide for customary services including the large number of unvaccinated persons and plateaued or stagnant vaccination and booster rates in Louisiana and Mississippi, the primary states in which we conduct healthcare operations.

- the competitive nature of the U.S. community hospital, extended care and rehabilitation center, nursing home, and pharmacy businesses;

- demographic characteristics and changes in areas where we operate, including resistance to vaccination for COVID-19 and/or its variants;

- the availability of cash or borrowings to fund working capital, renovations, replacements, expansions, and capital improvements at existing healthcare and pharmacy facilities and for acquisitions and replacement of such facilities;

- changes in accounting principles generally accepted in the U.S.;

- the impact of inflation on our patients, operating costs, ability and feasibility of raising funds, and on our ability to achieve cash flow and profitability, including our inability to cover cost increases because most of our revenue is from government programs whose payments are fixed; and

- fluctuations in the market value of equity securities including SunLink common shares, including fluctuations based on actual or feared inflation or recession.

Operational Factors

- the ability or inability to operate profitably in one or more segments of the healthcare business;

- the availability of, and our ability to attract and retain, sufficient qualified staff physicians, management, nurses, pharmacists, and staff personnel for our operations;

- timeliness and amount and conditions of reimbursement payments received under government programs;

- the lack of availability of future governmental support that may be required to offset the continuing effects of the COVID-19 pandemic or future pandemics and absence of forgiveness features in any such future loans or an inability to meet the usage or forgiveness requirements;

- the ability to achieve compliance with requirements of the expenditure and retention of Provider Relief Funds ("PRF");

- the ability or inability to fund our obligations under capital leases or new or existing obligations and/or any existing or potential defaults under existing indebtedness;

- restrictions imposed by existing or future contractual obligations including existing or new indebtedness;

- the cost and availability of insurance coverage including professional liability (e.g., medical malpractice) and general, employment, fiduciary, other liability insurance and changes in estimates of our self-insurance claims and reserves;

- the efforts of governmental authorities, insurers, healthcare providers, and others to contain and reduce healthcare costs;

- the impact on hospital, clinic, and nursing home services of the treatment of patients in alternative or lower acuity healthcare settings, such as with drug therapy, in surgery centers, and urgent care centers, retirement homes or at home;

- changes in medical and other technology;

- increases in prices of materials and services utilized in our Healthcare Services and Pharmacy segments;

- increases in wages as a result of inflation or competition for physician, nursing, pharmacy, management, and staff positions;

- any impairment in our ability to collect accounts receivable, including deductibles and co-pay amounts;

- the functionality of or costs with respect to our information systems for our Healthcare Services and Pharmacy segments and our corporate office, including both software and hardware;

- the availability of and competition from alternative drugs or treatments to those provided by our Pharmacy segment; and

- the restrictions, clawbacks, processes, and conditions relating to our Pharmacy segment imposed by pharmacy benefit managers, drug manufacturers, and distributors,

Liabilities, Claims, Obligations and Other Matters

- claims under leases, guarantees, disposition agreements, and other obligations relating to asset past and future sales or discontinued operations, including claims from sold or leased facilities and services, retained liabilities or retained subsidiaries;

- potential adverse consequences of any known and unknown government investigations;

- claims for medical malpractice product, environmental or other liabilities from continuing and discontinued operations;

- professional, general, and other claims which may be asserted against us, including claims based on a failure currently unknown to us of our physicians and other personnel to comply with COVID-19 vaccination mandates;

- potential damages and consequences of natural disasters and weather-related events such as tornados, earthquakes, hurricanes, flooding, snow, ice and wind damage, and population evacuations affecting areas in which we operate; and

- potential adverse contingencies of terrorist acts, crime or civil unrest.

Regulation and Governmental Activity

- negative consequences of existing and proposed governmental budgetary constraints or modification or termination of existing government programs or the implementation and related costs and disruptions of new government programs such as environmental, social and governance programs;

- negative consequences of Federal and state insurance exchanges and their rules relating to reimbursement terms;

- the continuing decision by Mississippi (where we operate our remaining hospital and nursing home) to not expand Medicaid;

- the regulatory environment for our businesses, including state certificate of need laws and regulations, pharmacy licensing laws and regulations, rules and judicial cases relating thereto, including proposed nursing home minimum staffing requirements;

- changes in the levels and terms of government (including Medicare, Medicaid and other programs) and private reimbursement for SunLink's healthcare services including the payment arrangements and terms of managed care agreements; indigent care and other reimbursements (e.g. Medicare Upper Payment Limit "UPL" and Disproportionate Share Hospital "DSH" adjustments) and governmental assessments for such programs;

- the failure of government and private reimbursement to cover our increasing costs;

- changes in or failure to comply with Federal, state or local laws and regulations and enforcement interpretations of such laws and regulations affecting our Healthcare Services and Pharmacy segments; and

- the possible enactment of additional Federal healthcare reform laws or reform laws or regulations in states where our subsidiaries operate hospital and pharmacy facilities (including Medicaid waivers, bundled payments, managed care programs, accountable care and similar organizations, competitive bidding and other reforms).

Dispositions, Acquisition and Renovation Related Matters

- the ability to dispose of underperforming facilities, underperforming business segments and surplus assets on acceptable terms;

- the availability of cash and the terms of borrowed or equity capital to fund acquisitions or replacement facilities, improvements or renovations to existing facilities or both; and

- competition in the market for acquisitions of hospitals, rehabilitation centers, nursing homes, pharmacy facilities, and other healthcare businesses.

The foregoing are significant factors we think could cause our actual results to differ materially from expected results. However, there could be additional factors besides those listed herein that also could affect SunLink in an adverse manner. You should read this Annual Report completely and with the understanding that future results may be materially different from what we expect. You are cautioned not to unduly rely on forward-looking statements when evaluating the information presented in this Annual Report or our other disclosures because current plans, anticipated actions, and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on behalf of SunLink.

We have not undertaken any obligation to publicly update or revise any forward-looking statements. All of our forward-looking statements speak only as of the date of the document in which they are made or, if a date is specified, as of such date. We disclaim any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in our expectations or any changes in events, conditions, circumstances or information on which the forward-looking statement is based, except as required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing factors and the other risk factors set forth elsewhere in this report.

PART I

Item 1. *Business (all dollar amounts are in thousands except share, per share and revenue per equivalent admission amounts)*

Overview

SunLink Health Systems, Inc., through subsidiaries, owns businesses which provide healthcare products and services in certain markets in the southeastern United States. Unless the context indicates otherwise, all references to "SunLink," "we," "our," "ours," "us" and the "Company" refer to SunLink Health Systems, Inc. and our consolidated subsidiaries. References to our specific operations refer to operations conducted through our subsidiaries and references to "we," "our," "ours," and "us" in such context refer to the operations of our subsidiaries. Our business is composed of two business segments, the Healthcare Services segment and the Pharmacy segment. Our Healthcare Services segment subsidiaries own and operate Trace Regional Medical Center ("Trace") a 49-bed community hospital, clinics and a 66- bed nursing home in Mississippi, and an Information Technology ("IT") service company based in Georgia. Our Pharmacy segment subsidiary owns and operates a pharmacy business in Louisiana with four operational areas.

SunLink's executive offices are located at 900 Circle 75 Parkway, Suite 690, Atlanta, Georgia 30339, and our telephone number is (770) 933-7000. Our website address is www.sunlinkhealth.com. Information contained on our website does not constitute part of this report. Certain materials we file with the Security and Exchange Commission ("SEC") may also be read and copied at or through our website or at the Internet website maintained by the SEC at www.sec.gov.

Business Strategy: Operations, Dispositions and Acquisitions

The Board of Directors of SunLink believes the Company needs to expand if it is to continue as a public corporation and should therefore, among other things: (i) actively pursue one or more extraordinary corporate transactions to expand the Company's business, any of which transactions may involve a merger or consolidation with a compatible third party, (ii) continue the Company's business strategy to focus its efforts on improving its operations and services generally and achieving and maintaining profitability in its existing Healthcare Services and Pharmacy businesses, which may include selective acquisitions or dispositions, subject to available capital, and (iii) effect corporate governance changes as proposed in its recently filed Proxy Statement for Special Meeting of Shareholders to be held on October 19, 2023, to reincorporate in Georgia with governing documents which provide for majority shareholder voting to better enable the Company to pursue any such extraordinary corporate transaction which may be judged favorable to the Company and its shareholders.

The Company expects to use existing cash primarily to sustain it operations, and to fund activities related to such extraordinary transactions when available and appropriate, and for other general corporate purposes. The Company believes certain portions of its businesses continue to under-perform and the Company periodically entertains overtures for the sale of one or more of its businesses when deemed appropriate, including to better position the company for an extraordinary corporate business transaction such as a merger or consolidation.

On August 2, 2023, the Board of SunLink declared a non-cash dividend per Common Share of one fractional interest in one of the Corporation's Series C Redeemable Preferred Shares (the "Series C Preferred Shares" and each such fraction of Series C Preferred Share, a "Series C Fractional Interest"). Each Series C Preferred Share is entitled to one million (1,000,000) votes and each Series C Fractional Interest in a Series C Preferred Share accordingly is entitled to one thousand (1,000) votes out of such one million votes. Series C Fractional Interests may not be transferred separately from the Common Shares and are represented by the Common Shares. Each Common Share is entitled to one (1) vote as a Common Share and also one thousand (1,000) votes for the corresponding Series C Fractional Interest thereon, on each matter properly brought before a special shareholders' meeting intended to be called and held to consider reincorporation of the Corporation from the state of Ohio to Georgia (the "Special Meeting") only if the holder is present in person or by proxy at the Special Meeting. The votes of each of the Series C Preferred Shares are exercised through and by holders of the Series C Fractional Interests and are automatically cast the same as the vote of the Common Share with respect to which they were issued and may not be cast separately from such Common Share. A total of 7,032 Series C Preferred shares were issued at the August issuance date. A further description of the Series C Preferred Shares and the Series C Fractional Interests and the terms and provisions thereof is set forth in the Company's Current Report on Form 8-K filed with the SEC on August 11, 2023.

There is no assurance that the Company's reincorporation in Georgia and governance changes will be approved by the Company's shareholders or that any transaction will be authorized by the Company's Board of Director or, if authorized, that any such transactions will be completed.

COVID-19 Pandemic and CARES Act Funding

COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. We believe the effect of the COVID-19 pandemic and its aftermath and certain of the public and certain governmental responses to it have in varying degrees negatively affected each of our last thirteen fiscal quarter's results.

During the pandemic and its aftermath our Healthcare business experienced material reductions in demand and net revenues. Shortages of and increased cost of certain medical supplies and equipment related to the pandemic as well as increases in the levels of salaries, wages and benefits, have continued adversely to affect our Healthcare businesses. In addition, we experienced loss of some employees, including clinical staff, believed due to, among other things, federally mandated vaccination of healthcare workers against COVID-19.

Our Pharmacy business also experienced reduced sales trends in certain areas, increased costs and reduced staff due to the COVID-19 pandemic and its aftermath as well as material reductions in demand and net revenues. Many of our primary physician referral sources operated at reduced capacity, and not all have resumed operating at full capacity. We believe the COVID-19 pandemic and its aftermath continues negatively to affect the cost of, and result in a lack of inventory for, certain durable medical equipment ("DME") products and Retail and Institutional Pharmacy drugs and products. Our Institutional Pharmacy services also experienced increased costs and operational inefficiencies due to measures taken by us and restrictions implemented by our institutional customers in response to the COVID-19 pandemic and its aftermath.

Our Healthcare and Pharmacy segments have received approximately $6,182 in general and targeted PRF during the period April 1, 2020 through June 30, 2023 under the CARES Act, which was enacted in March 2020 in response to the COVID-19 pandemic. The PRF distributions have been accounted for as government grants, and a total of $6,162 have been recognized since April l, 2020 as other income under the gain contingency recognition method.

During the quarter ended June 30, 2020, our Healthcare and Pharmacy segments received $3,234 in Paycheck Protection Plan ("PPP") loans provided under the CARES Act. These loans were forgivable upon compliance with conditions specified under the PPP loan program. As of June 30, 2022, all our PPP loans have been forgiven.

The Taxpayer Certainty and Disaster Tax Relief Act of 2020, enacted December 27, 2020, made a number of changes to employer retention tax credits previously made available under the CARES Act, including modifying and extending the Employee Retention Credit ("ERC") for the six calendar months ending June 30, 2021. As a result of such legislation, the Company applied for ERC for the first and second calendar quarters of 2021 due to the decrease in its gross receipts and has received ERC of $3,586 through amended quarterly payroll tax filings for the applicable quarters. The Company has received all of the ERC which we applied for. We continue to monitor compliance with the terms and conditions of the ERC and PPP programs and developing interpretations and enforcement of the ERC and PPP program rules and the regulations.

PRF distributions, PPP loan forgiveness, ERC and other grants received during the pandemic are subject to various Federal, state audits and Single Audits and not subject to repayment provided we are able to attest to and comply with the terms and conditions of the funding, including demonstrating that the funds received have been used for designated, allowable healthcare-related expenses and capital expenditures attributable to COVID-19 and for "Lost Revenues" as defined by the U. S. Department of Health and Human Services ("HHS"). We continue to monitor compliance with the terms and conditions of such funds received, as well as the impact of the pandemic on our revenues and expenses. If we are unable to attest to or comply with current or future terms and conditions, and there is no assurance we will continue to be able to do so, our ability to retain some or all of such funds received may be impacted, and we may have to return the unutilized portion of those funds, if any, in the future. The Company filed its Schedule of Grant Income of HHS awards and audit report for the year ended June 30, 2021 with the Health Resources and Services Administration ("HRSA") agency of HHS on September 30, 2022.

OPERATIONS

Healthcare Service

Our Healthcare Services segment is composed of:

- A subsidiary which owns and operates Trace Regional Medical Center (collectively "Trace"), a 49-licensed-bed acute care hospital, located in Houston, Mississippi, which includes a 26-bed geriatric psychiatry unit ("GPU"), two clinics and a 66-bed extended care and rehabilitation center, which also is a skilled nursing facility. Trace focuses primarily on senior healthcare services.

- A subsidiary, SunLink Health Systems Technology ("SHS Technology"), which provides IT services to outside customers and to SunLink subsidiaries.

- A subsidiary which owns approximately five (5) acres of unimproved land in Houston, Mississippi.

- A subsidiary which owns approximately twenty-five (25) acres of unimproved land in Ellijay, Georgia.

Pharmacy

Our Pharmacy segment is composed of four operational areas:

- Retail pharmacy products and services provided to residents of southwestern Louisiana;

- Institutional pharmacy services consisting of the provision of specialty and non-specialty pharmaceutical and biological products to institutional clients or to patients in institutional settings, such as nursing homes, assisted living facilities, behavioral and specialty hospitals, hospices, and correctional facilities in Louisiana;

- Non-institutional pharmacy services consisting of the provision of specialty and non-specialty pharmaceutical and biological products to clients or patients in non-institutional settings, including private residences in Louisiana; and,

- DME consisting primarily of the sale and rental of products for institutional clients or to patients in institutional settings and patient-administered home care in Louisiana.

Sources of Healthcare Services Revenues

Trace receives payments for patient care from Federal Medicare programs, State Medicaid programs, private insurance carriers, health maintenance organizations, preferred provider organizations, TriCare, and from employers and patients directly. Medicare is a federal program that provides certain hospital and medical insurance benefits to persons age 65 and over, some disabled persons and persons with end-stage renal disease. Medicaid is a federal-state program, administered by the states, that provides hospital and extended care and rehabilitation center and nursing home benefits to qualifying individuals who are unable to afford care. Trace is certified as a healthcare services provider for persons covered by Medicare and Medicaid programs. TriCare is a Federal program for the healthcare of certain U.S. military personnel and their dependents. See "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations".

Patients generally are not responsible for any difference between established charges and amounts reimbursed for such services under Medicare, Medicaid and some private insurer plans, health maintenance organization ("HMO") plans and preferred provider organizations ("PPO") plans, but are responsible to the extent of any exclusions, deductibles or co-insurance features of their coverage. The amount of such exclusions, deductibles and co-insurance has been increasing in recent years. Collection of amounts due from individuals typically is more difficult than from governmental or other third-party payors. Further, amounts received under the Medicare and Medicaid programs generally are significantly less than the established charges of our facilities for the services provided and for some services less than our cost of providing such services . Likewise, HMOs and PPOs generally seek and obtain discounts from the established charges. See "Item 1. Business—Government Reimbursement Programs—Hospitals—Medicare/Medicaid Reimbursement".

Changes in the mix of the patient and resident population among reimbursement categories can significantly affect the profitability of our Healthcare Services operations. We cannot assure you that reimbursement payments under governmental and private third-party payor programs, including private Medicare supplemental insurance coverage, will remain at levels comparable to present levels or will be sufficient to cover the costs allocable to patients eligible for reimbursement pursuant to these programs. Medicare reimbursement for services performed in extended care and rehabilitation center and nursing homes is subject to fixed payments under the Medicare prospective payment systems. In accordance with Medicare laws, the Centers for Medicare and Medicaid Services ('CMS") makes annual adjustments to Medicare payment rates in many prospective payment systems under what is commonly known as a "market basket update." Each year, the Medicare Payment Advisory Commission ("Med PAC"), a commission chartered by Congress to advise it on Medicare payment issues, makes payment policy recommendations to Congress for a variety of Medicare payment systems. Congress is not obligated to adopt Med PAC's recommendations, and based upon outcomes in previous years, there can be no assurance that Congress will adopt Med Pac's recommendations in a given year. Medicaid reimbursement rates in Mississippi where a subsidiary operates a hospital, clinics, and an extended care and rehabilitation center also are based upon fixed payment systems. Generally, these rates are adjusted annually for inflation. However, these adjustments may not reflect the actual increase in the costs of providing healthcare services. In addition, Medicaid reimbursement can be impacted negatively by state budgetary pressures, which may lead to reduced reimbursement or delays in receiving payments. Moreover, we cannot assure you that the hospital, nursing home or extended care and rehabilitation center operated by us, or the provision of goods and services offered by us, will meet the requirements for participation in such programs.

Utilization of Local Management Teams

Each of our businesses is managed by a subsidiary officer who is supported by other professional personnel as needed, including, but not limited to, a state-licensed extended care and rehabilitation center administrator, a director of nursing, nursing assistants, licensed practical nurses, staff development coordinators, activities directors, social services directors, clinical liaisons, admissions coordinators, licensed pharmacists, licensed pharmacy technicians, IT staff, and business office managers. In our businesses, more than one role may be performed by a single individual or may be delegated to more than one individual. Staff size and composition vary depending on the size and occupancy or volume of activity of each business, the types of services provided and the acuity level of the patients and residents. The small labor market in which we operate results in challenges in attracting qualified staff, physicians and pharmacists and such challenges have been exacerbated by the COVID-19 pandemic.

Our hospital seeks to attract practicing physicians for its medical staff, most of which are employed. The extended care and rehabilitation center contracts with physicians who provide medical director services and serve on performance improvement committees. Our businesses purchase certain services including information systems from affiliates and obtain certain services, such as legal, finance, accounting, purchasing, human resources and facilities management support, from vendors recommended by SunLink.

Quality Assurance

Quality of care and services is monitored and enhanced by our clinical operations personnel, as well as family satisfaction surveys. The Improving Medicare Post-Acute Care Transformation Act of 2014 (the "IMPACT Act"), passed on October 6, 2014, requires standardized assessment data for quality improvement, payment, and discharge planning purposes across the spectrum of post-acute-care providers ("PACs"), including skilled nursing facilities.

Trace implements quality assurance procedures to monitor the level and quality of care provided to patients and has a medical director who supervises and is responsible for the quality of medical care so provided, as well as a medical advisory committee comprised of physicians who review the professional credentials of physicians applying for medical staff privileges at the facility. The medical advisory committee also reviews the quality of the logistical, medical and technological support provided to the physicians. Trace periodically conducts surveys of their patients, either during their stay or subsequently, to identify potential areas of improvement. Trace is accredited by The Joint Commission ("JCAHO").

Our pharmacy business maintains quality assurance procedures under the direction of licensed pharmacists-in-charge ("PIC") including, among other procedures, regular physical counts of inventories and reconciliations of drugs by a PIC, who is supported by additional staff pharmacists and additional staff pharmacy technicians.

Competition

Among the factors which we believe influence patient and customer selection in our healthcare businesses are the appearance, convenience and functionality of the facilities; the quality and demeanor of professional staff, physicians and pharmacists; and the participation of our businesses in plans which pay all or a portion of the patient's bill. Such factors are influenced heavily by the quality and scope of services, strength of referral networks, facility location and the price of services.

Trace competes with similar senior care facilities primarily on the basis of quality of care, reputation, location, and physical appearance and, in the case of private payment residents, the charges for our services. Our Healthcare Services operations also compete on a local and regional basis with other facilities and companies providing similar services, including hospitals, extended care centers, assisted living facilities, home health agencies, and similar institutions as well as IT services companies. Some competitors may operate newer facilities and may provide services that we may not offer. Our competitors include government-owned, religious organization-owned, secular nonprofit and for-profit organizations. Many of these competitors have greater financial and other resources than we do. Although there is limited, if any, price competition with respect to Medicare and Medicaid residents (since revenues received for services provided to these residents are generally based on pre-established rates), there is substantial price competition for private payment residents.

Our Pharmacy Segment competes with retail and institutional pharmacies, home health providers, and DME providers, including national chains with vastly more resources and larger distribution systems than ours, as well as with local pharmacies with strong reputations within the community. We compete primarily on the basis of location, convenience, service, participation in pharmacy reimbursement and benefit plans, and reputation. Our retail pharmacy business seeks to provide non-pharmacy items, such as snacks and merchandise, for sale to customers who visit our pharmacy, and our local staff are generally long-time community residents known to many of our pharmacy customers. We believe our personal service approach has provided us with the ability to compete with larger pharmacy chains which operate larger stores and provide more merchandise offerings.

SHS Technology competes with companies which provide IT hosting, computer hardware, IT software implementation, and IT consulting services to customers, either for fees or in connection with the sale of hardware or software. SHS Technology does not sell hardware or software. Some of SHS Technology's competitors have larger staffs and greater resources and may be subsidized by hardware or software vendors or related businesses. Price competition for IT services such as SHS Technology provides is intense and some potential customers operate on legacy IT systems which make it difficult to change to systems which SHS Technology is able to support.

Managed Care

Our subsidiaries are affected by their ability to negotiate service contracts with purchasers of group healthcare services. HMOs, PPOs and pharmacy benefit managers attempt to direct and control the use of healthcare products, drugs and services through managed care programs. In addition, employers and traditional health insurers seek to contain costs through negotiations with facilities for managed care programs and discounts from established charges. Generally, facilities compete for service contracts with healthcare service purchasers on the basis of market reputation, geographic location, quality and range of services, quality of medical staff, convenience and price.

The importance of obtaining contracts with managed care organizations varies from market to market, depending on the market strength of such organizations. Nevertheless, a significant portion of patients in our hospital and pharmacy communities are covered by managed care or other reimbursement programs, all of which generally pay less than established charges for products and services.

The Company and the healthcare industry as a whole faces the challenge of continuing to provide quality patient care while managing rising costs, facing strong competition for patients, and adjusting to a continued general reduction of reimbursement rates by both private and government payors. Both private and government payors continually seek to reduce the nature and scope of services which may be reimbursed and healthcare reforms at both the federal and state level generally have created pressure to reduce reimbursement rates. Changes in medical technology, existing and future legislation, regulations and interpretations, and competitive contracting for drugs and provider services by private and government payors, have required and in the future may further require changes in our facilities, equipment, personnel, rates and/or services.

Efforts to Control Healthcare Costs

Rural facilities, including Trace, continue to have significant unused capacity. Average occupancy rates continue to be affected negatively by payor-required pre-admission authorization, utilization review, and payment mechanisms designed to maximize outpatient and alternative healthcare delivery services for less acutely ill patients and to limit the cost of extended care and rehabilitation center and nursing home care. Admissions constraints, payor pressures, and increased competition are likely to continue. Historically, facilities owned and operated by SunLink's subsidiaries have responded to such trends by upgrading facilities and equipment and adding or expanding certain inpatient and ancillary services. In addition, our facilities have reduced services and taken beds out of service in response to such trends. During fiscal years 2022 and 2023, Trace spent approximately $2,470 in capital expenditures to upgrade and expand its facilities and reduced its licensed hospital beds operating to 49 beds. Currently we expect our facilities will continue to respond to such trends in a similar manner, subject to the availability of capital resources and our evaluation of the continued utility of such historical responses.

Health Care Reform

The Patient Protection and Affordable Care Act and the Health Care Education Reconciliation Act of 2010 (collectively, the "Affordable Care Act" or "ACA") were signed into law by former President Obama on March 23, 2010, and March 30, 2010, respectively. The ACA alters the United States health care system and is intended to decrease the number of uninsured Americans and reduce overall health care costs. The ACA attempts to achieve these goals by expanding Medicare and Medicaid eligibility, reducing Medicare and Medicaid payments including disproportionate share payments, expanding the Medicare program's use of value-based purchasing programs, tying hospital payments to the satisfaction of certain quality criteria, and bundling payments to hospitals and other providers. The ACA also contains a number of measures that are intended to reduce fraud and abuse in the Medicare and Medicaid programs, such as requiring the use of recovery audit contractors in the Medicaid program and generally prohibiting physician-owned hospitals from adding new physician owners or increasing the number of beds and operating rooms for which they are licensed. We believe the implementation or interpretation of rules and regulations, or the provisions of the ACA may have had and may continue to have an adverse effect on our financial condition and results of our operations, especially since the one state in which we operate our hospital has decided not to set up any state exchanges and not to expand Medicaid. During the prior administration, various bills were proposed or introduced into Congress to repeal and/or replace the ACA, and various executive orders and interpretations have been issued since its enactment which modified the ACA. No such bills to repeal the ACA have been enacted to date. However, among other things, as a result of the 2018 Tax Cuts and Jobs Act, the former "individual mandate" (i.e. the requirement under the ACA that persons either lacking health insurance or Medicaid or Medicare coverage face a penalty on their taxes) has been effectively eliminated. In addition, the previous administration also issued various orders and interpretations which modified application of the ACA including those that (i) permit states with federal approval to require Medicaid beneficiaries to prove with documentation that they either work or go to school and (ii) extended the term of permitted short-term plans that did not provide certain "essential benefits" specified by the ACA from a maximum duration of three months to 364 days and permitted renewal of such policies for up to three years.

GOVERNMENT REIMBURSEMENT PROGRAMS

Government Reimbursement Programs—Hospitals

A significant portion of SunLink's Healthcare Services net revenues is dependent upon reimbursement from Medicare and Medicaid. CMS is the Federal agency which administers Medicare, Medicaid and the Children's Health Insurance Program ("CHIP"). The Federal government generally reviews payment rates under its various programs annually, and changes in reimbursement rates under such programs, including Medicare and Medicaid, generally occur based on the fiscal year of the federal government which currently begins on October 1 and ends on September 30 of each year.

Medicare Inpatient Reimbursement

The Medicare program currently pays hospitals under the provisions of a prospective payment system for most inpatient services. Under the inpatient prospective payment system, a hospital receives a fixed amount for inpatient hospital services based on the established fixed payment amount per discharge for categories of hospital treatment, known as diagnosis related groups ("DRGs"). Each patient admitted for care is assigned to a DRG based upon a primary admitting diagnosis. Every DRG is assigned a payment rate by the government based upon the estimated intensity of hospital resources necessary to treat the average patient with that particular diagnosis. DRG payments do not consider a specific hospital's costs, but are national rates adjusted for area wage differentials and case-mix indices.

DRG rates are usually adjusted by an update factor each Federal fiscal year ("FFY"). The percentage increases to DRG payment rates for the last several years have been lower than the percentage increases in the related cost of goods and services provided by general hospitals. The index used to adjust the DRG payment rates is based on a price statistic, known as the CMS Market Basket Index, reduced by congressionally mandated reduction factors and other factors imposed by CMS.

DRG rate increases were 2.9% and 2.5% for FFY 2023 and 2022, respectively. The 2024 FFY DRG rate increase will be 3.1%, which included the market basket updates of 4.1% and 2.7% for: FFY 2023 and FFY 2022. For 2024, the update factor is 3.3%. The Balanced Budget Act of 1997 originally set the increase in DRG payment rates for future FFYs at rates that would be based on the market basket index, which in certain future years may be, subject to reduction factors. If the update factor does not adequately reflect increases in the cost of providing inpatient services by our subsidiary's hospital, our financial condition or results of operations could be negatively affected.

The ACA combined with the America Taxpayer Relief Act of 2012 ("ATRA") and the Medicare Access and CHIP Reauthorization Act of 2015 ("MARA") made a number of changes to the provisions of Medicare which include but are not limited to:

- Reduction of Medicare payments that would otherwise be made to hospitals by specified percentages to account for preventable hospital readmissions, as defined by CMS.

- Extension of the Medicare Dependent Hospital Program until September 30, 2024.

- Expansion, on a temporary basis, of the low volume hospital inpatient payment adjustment to include hospitals that are more than 15 miles from other healthcare services and have less than 1,600 discharges per year. The new temporary criteria expired on September 30, 2022.

- Hospitals that do not successfully participate in the Hospital Inpatient Quality Reporting ("IQR") Program and do not submit the required quality data will be subject to a one-fourth reduction of the market basket update.

- A requirement that the market basket for any hospital which is not a meaningful electronic health records user will be reduced by 90% of the market basket in FFY 2020 and 100% of the market basket for FFY 2021 and thereafter. Our subsidiary hospital did not attest as a meaningful electronic records user for FFYs 2021 or 2022.

SunLink's subsidiary hospital is an eligible hospital under one or more provisions of ACA, ATRA and MARA.

Medicare Outpatient Reimbursement

Most outpatient services provided by general hospitals are reimbursed by Medicare under the outpatient prospective payment system. This outpatient prospective payment system is based on a system of Ambulatory Payment Classifications ("APC"). Each APC is designed to represent a "bundle" of outpatient services, and each APC is assigned a fully prospective reimbursement rate. Medicare pays a set price or rate for each APC group, regardless of the actual cost incurred in providing care. Each APC group rate generally is subject to adjustment each year by an "update factor" based on a market basket of services index. For calendar year 2023 and 2022, the update factor was 3.8% and 2.0%, respectively. For calendar year 2024, the update factor is currently proposed to be 2.8%. If the update factor for current and future periods does not adequately reflect increases in SunLink's subsidiary hospital cost of providing outpatient services, our financial condition or results of operations could be negatively affected.

Medicare Bad Debt Reimbursement

Under Medicare, the costs attributable to the deductible and coinsurance amounts that remain unpaid by Medicare beneficiaries can be partially added to, and reimbursed as a portion of, the Medicare share of allowable costs as cost reports are filed. Bad debts must meet specific criteria to be allowable. Hospitals generally receive interim pass-through payments during the cost report year which are determined by the respective Medicare Audit Contractor ("MAC") from the prior cost report filing, and which are finally adjusted when cost reports are filed and audited.

Amounts uncollectible from specific beneficiaries are charged off as bad debts in the accounting period in which the accounts are deemed to be worthless. In some cases, an amount previously written off as a bad debt and allocated to the program may be recovered in a subsequent accounting period. In these cases, the recoveries must be used to reduce the cost of beneficiary services for the period in which the collection is made. In determining reasonable costs for hospitals, the amount of bad debts otherwise treated as allowable costs is currently 35%.

Medicare Disproportionate Share Payments and Upper Payment Limits

In addition to the standard DRG payment, the Social Security Act requires that additional Medicare payments be made to hospitals with a disproportionate share of low-income patients. Beneficiary Improvement and Protection Act ("BIPA") provisions stipulates that rural facilities with fewer than 100 beds with a disproportionate share percentage greater than 15% will be classified as a disproportionate share hospital and entitled to receive a supplemental disproportionate share payment based on gross DRG payments. The effective rate has been 12.0% of DRG payments in recent years and Trace is classified as a disproportionate share hospital.

The Upper Payment Limit ("UPL") is a Federal limit placed on fee-for-service reimbursement of Medicaid payments. Specifically, UPL is the maximum a given State Medicaid program may pay a type of provider in the aggregate statewide in Medicaid fee-for-service. State Medicaid programs cannot claim Federal matching dollars for provider payments in excess of the applicable UPL. The UPL serves as a cap on State Medicaid program's total spending on particular providers, most notably hospitals, extended care and rehabilitation centers and nursing homes. We received UPL payments of $366 in fiscal 2023 and $60 in fiscal 2022.

Medicaid Inpatient and Outpatient Reimbursement

Each state operates a Medicaid program funded jointly by the state and the federal government. Federal law governs the general management of the Medicaid program, but there is wide latitude for states to customize Medicaid programs to fit local needs and resources. As a result, each state Medicaid plan has its own payment formula and recipient eligibility criteria.

In the recent past, Mississippi, in which our subsidiary operates a hospital and an extended care and rehabilitation center, has initiated increased efforts and implemented initiatives to reduce Medicaid assistance payments. These efforts and reductions often are triggered by an increased effort by CMS to decrease the federal share of payments for Medicaid beneficiaries or by significant increases in program utilization and budgetary pressures on the applicable states. The Federal government's percentage share of each state's medical assistance expenditures under Medicaid is determined by a formula specified in Medicaid law referred to as the Federal Medical Assistance Percentage ("FMAP"). Medicaid pays providers for inpatient services in a manner similar to the Medicare prospective payment system in that hospitals receive a fixed fee for inpatient hospital services based on the established fixed payment amount per discharge for categories of hospital treatment, also known as DRGs. These Medicaid DRG payments do not consider a specific hospital's costs, but are statewide rates adjusted for each hospital's capital cost allotment, and generally are less than the Medicare DRG rate.

Medicaid outpatient services are reimbursed with interim rates based on a facility's specific cost to charge ratio. These interim payments are then adjusted subsequent to the end of the cost reporting period to an amount equal to 85.6% of the costs associated with providing care to the Medicaid outpatient population.

If SunLink or our subsidiaries or any of their facilities are found to be in violation of Federal or state laws relating to Medicare, Medicaid or similar programs, SunLink or the applicable subsidiary or facility, could be subject to substantial monetary fines, civil penalties and exclusion from future participation in the Medicare and Medicaid programs. Any such sanctions could have a material adverse effect on our financial condition or results of operations.

Government Reimbursement Program Administration and Adjustments

The Medicare, Medicaid and TriCare programs are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations, requirements for utilization review and changing governmental funding restrictions, all of which may materially increase or decrease program payments as well as affect the cost of providing services and the timing of payments under such programs.

All hospitals participating in the Medicare and Medicaid programs are required to meet certain financial reporting requirements. Federal and state regulations require the submission of annual cost reports covering the revenues, costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients.

Annual cost reports required under the Medicare and Medicaid programs are subject to routine audits which may result in adjustments to the amounts initially determined by the subsidiary provider to be due under these reimbursement programs. These audits often require several years to reach the final determination of amounts due. Providers have rights of appeal, and it is common to contest issues raised in audits. Although the final outcome of these audits and the nature and amounts of any adjustments are difficult to predict, we believe that we have made adequate provisions in our financial statements for adjustments that may result from these audits and that final resolution of any contested issues should not have a material adverse effect upon our financial condition or results of operations. Until final adjustment, however, significant issues may remain unresolved and previously determined allowances could become either inadequate or greater than ultimately required.

In 2005, CMS began using recovery audit contractors ("RACs") to detect Medicare overpayments not identified through existing claims review mechanisms. The RAC program relies on private companies to examine Medicare claims filed by healthcare providers. The RAC program was made permanent by the Tax Relief and Health Care Act of 2006. The ACA expanded the RAC program's scope to include managed Medicare and Medicaid claims and allows all states to establish programs to contract with RACs by 2011. Currently Mississippi has RAC programs, and our hospital and extended care and rehabilitation center have had requests from the RACs to review claims.

RACs perform post-discharge audits of medical records to identify Medicare overpayments resulting from incorrect payment amounts, non-covered services, incorrectly coded services, and duplicate services. CMS has given RACs the authority to look back at claims up to three years old. Claims review strategies used by RACs generally include a review of high dollar claims, including inpatient hospital claims. As a result, a large amount of the total recovered by RACs has come from hospitals. Claims identified as overpayments are subject to an appeals process and the Company's facilities have routinely appealed RAC overpayment determinations. Under the RAC program, our facilities have experienced no losses in the aggregate from audit adjustments for the fiscal years ended June 30, 2023 and 2022.

RACs are paid a contingency fee based on the overpayments they identify and collect. We expect that the RACs will continue to look closely at claims submitted by our Healthcare Service facilities in an attempt to identify possible overpayments. Although we believe the claims for reimbursement submitted to the Medicare program are accurate, we cannot predict the results of any future RAC audits.

In addition, CMS employs Medicaid Integrity Contractors ("MICs") to perform post-payment audits of Medicaid claims and identify overpayments. The ACA has increased Federal funding for the MIC program since FFY 2011. In addition to RACs and MICs, the state Medicaid agencies and other contractors have also increased their review activities.

Government Reimbursement Programs—Extended Care and Rehabilitation Center, Skilled Nursing Facilities and Nursing Homes

Medicare —The Medicare Part A program provides reimbursement for extended-care services furnished to Medicare beneficiaries who are admitted to extended care and rehabilitation center after at least a three-day stay in an acute care hospital. Covered extended care services include supervised nursing care room and board, social services, physical, speech, and occupational therapies, certain pharmaceuticals and supplies and other necessary services provided by extended care and rehabilitation centers.

Medicare Part B provides reimbursement for certain physician services, limited drug coverage, and other outpatient services, such as therapy and other services, outside of a Medicare Part A covered patient stay. Payment for these services is determined according to the Medicare Physician Fee Schedule ("MPFS"). The Medicare Access and CHIP Reauthorization Act of 2015 ("MACRA") established Medicare physician reimbursement updates with quality and value measurements and participation in alternative payment models.

Effective October 1, 2019, a new prospective payment system called Patient-Driven Payment Model ("PDPM") was implemented by CMS foe Medicare Part A service. PDPM bases payment on resident characteristics rather than on services provided. Each resident's reimbursement depends on the summation of five case–mix adjusted components (physical therapy, occupational therapy, speech language pathology, nursing, and nontherapy ancillaries), each with its own case-mix groups; application of a variable per day adjustment schedule, which reduces the daily payment for three of the case-mix categories on a sliding scale; and addition of these sums to the non-case-mix adjusted component. PDPM uses the five-day resident assessment for determining the Medicare rate for the resident's entire Part A stay, eliminating the resource utilization grouping requirement for additional assessments on days 14, 30, 60 and 90. The rule allows a skilled nursing facility ("SNF") to reclassify a resident after the five-day assessment under an optional Interim Payment Assessment ("IPA"), but CMS has not yet defined criteria for triggering an IPA.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 ("MMA") implemented a major expansion of the Medicare program through the introduction of a prescription drug benefit ("Medicare Part D"). Under Medicare Part D, dual-eligible patients have their outpatient prescription drug costs covered by this Medicare benefit, subject to certain limitations. Most of our extended care and rehabilitation center patients are dual-eligible patients who qualify for the Medicare drug benefit. Accordingly, Medicaid is no longer a primary payor for the pharmacy services provided to these patients.

On April 1, 2014, the Protecting Access to Medicare Act ("PAMA") was enacted, which directed CMS to create a value-based purchasing initiative applicable to extended care and rehabilitation center and nursing homes beginning October 1, 2018. The initiative focused on a preventable hospital readmission measure and corresponding preventable hospital readmission rates. Extended care and rehabilitation centers and nursing homes are ranked according to performance on this preventable hospital readmission rate, with corresponding incentive payments based upon such ranking. CMS also reduced the Medicare per diem rate by 2% beginning October 1, 2018 in connection with the launch of this initiative.

Federal legislation has imposed various limitations and administrative requirements on Medicare reimbursement, including therapy caps, automatic and specific payment reductions, pre-payment manual claim reviews and other efforts to limit reimbursement. CMS also provides periodic reimbursements updates, including market basket updates, which are often reduced by various factors.

Medicaid —Medicaid is a state-administered program financed by state funds and matching Federal funds. The program provides for medical assistance to the indigent and certain other eligible persons. Although administered under broad Federal regulations, states are given flexibility to construct programs and payment methods consistent with their individual goals. Accordingly, these programs differ in many respects from state to state.

Our extended care and rehabilitation center provides Medicaid-covered services consisting of rehabilitation services, skilled nursing and extended care, room and board, and social services to eligible individuals. In addition, states may, at their option, cover other services such as physical, occupational, and speech therapies, and pharmaceuticals. Medicaid programs also are subject to statutory and regulatory changes, administrative rulings, interpretations of policy by the state agencies, and certain government funding limitations, all of which may materially increase or decrease the level of program payments to our nursing home. We believe that the payments under many of these programs may not be sufficient on an overall basis to cover the costs of serving certain patients participating in these programs. In addition, Mississippi is experiencing budgetary pressures which have resulted in further reductions to Medicaid payments to our extended care and rehabilitation center.

There continue to be legislative and regulatory proposals that would impose further limitations on government and private payments to providers of healthcare services. Many states are considering or have enacted measures that are designed to reduce their Medicaid expenditures and to make certain changes to private healthcare insurance. As states face budgetary issues, we anticipate further pressure on Medicaid rates that could negatively impact payments to our extended care and rehabilitation center.

In addition, some states (including Mississippi) seek to increase the levels of funding contributed by the Federal government to their Medicaid programs through a mechanism known as a provider tax. Under these programs, states levy a tax on healthcare providers, which increases the amount of state revenue available to expend on the Medicaid program. This increase in program revenues increases the payment made by the federal government to the state in the form of matching funds. Consequently, the state then has more funds available to support Medicaid rates for providers of Medicaid covered services. However, states may not necessarily use these funds to increase payments to extended care and rehabilitation center providers. Provider tax plans are subject to approval by the Federal government. Although some of these plans have been approved in the past, we cannot assure you that such plans will be approved by the Federal government in the future.

Nongovernment payments —Nongovernment payment residents in our extended care and rehabilitation care center are limited. Some nongovernment payment residents have financial resources (including insurance coverage) to pay for their services and do not rely on government programs for support. It is important to our business to establish relationships with commercial insurers, managed care health plans, and other long-term private payors and to maintain our reputation with such payors as a provider of quality patient and resident care. We negotiate contracts with purchasers of group healthcare services, including private employers, commercial insurers, and managed care companies. Most payor organizations attempt to obtain discounts from established charges. We focus on demonstrating to these payors how our services can provide them and their customers with the most viable pricing arrangements in circumstances where they may otherwise be faced with funding treatment at higher rates at other healthcare providers. The importance of obtaining contracts with commercial insurers, managed care health plans and other private payors varies among markets, depending on such factors as the number of commercial payors and their relative market strength. Failure to obtain contracts with certain commercial insurers and managed care health plans or reductions in lengths of stay or payments for our services provided to individuals covered by commercial insurance could have a material adverse effect on our business, financial position, results of operations, and liquidity.

Government Reimbursement Programs — Pharmacy

The operations of our Pharmacy segment are subject to certain rules implemented by MMA and, in the future, may be subject to other rules previously implemented by MMA with respect to certain providers. Regulations implementing cost containment mandates under MMA reduced the reimbursement for healthcare providers in certain areas for a number of products and services which are also provided by our pharmacy operations and established a competitive bidding program for certain DME provided under Medicare Part B in certain areas with the goal of offering beneficiaries access to quality with lower out-of-pockets costs. Competitive bidding is intended to further reduce reimbursement for certain products and will likely decrease the number of companies permitted to serve Medicare beneficiaries beginning in certain designated competitive bidding areas ("CBAs"). CMS implemented a competitive bidding program for Medicare durable medical equipment, prosthetics, orthotics, and supplies ("DMEPOS") products and services in specified CBAs. Pursuant to Sections 1834(a)(1)(F) and 1842(s)(3)(B) of the Social Security Act, Final Rule 1614-F, "Medicare Program: End-Stage Renal Disease Prospective Payment System, Quality Incentive Program, and Durable Medical Equipment, Prosthetics, Orthotics, and Supplies" established the methodology to expand competitive bidding to non-bid areas and to implement national price adjustments to payments for DMEPOS and enteral nutrition products. Under these rules and the resulting expansion plan, CMS has applied competitive bidding prices to claims for DMEPOS and enteral nutrition products in previously non-bid areas covered in Rounds 1, 2 and Round Recompete of the Competitive Bidding Program ("CBP"). All DMEPOS CBP contracts expired on December 31, 2018. Beginning January 1, 2019, there was a temporary gap in the DMEPOS CBP test that ended December 31, 2020. On March 7, 2019, CMS announced plans to consolidate the CBAs included in the Round 1 2017 and Round 2 Recompete into a single round of competition named Round 2021. Round 2021competed sixteen (16) product categories in 130 CBAs, which, for Louisiana, included the CBAs in New Orleans-Metairie and Baton Rouge. On April 9, 2020, the non-invasive ventilators product category was removed from Round 2021 due to the novel COVID-19 pandemic. On October 27, 2020, CMS announced the Round 2021 single payment amounts ("SPAs") and began offering contracts for the off-the-shelf ("OTS") back braces and OTS knee braces product categories in 127 CBAs. All of the Round 2021 SPAs became effective January 1, 2021, and extend through December 31, 2023. All other product categories were removed from Round 2021. CMS is required by law to recompete contracts under the DMEPOS CBP at least once every three years. We cannot assure you that our Pharmacy segment will be able to operate its DMEPOS and enteral nutrition products operations profitably in the future either at the current reimbursement rates, or, if at all, under a competitive bid program.

Under MMA, Medicare Part B, covered drugs and biological products generally are paid based on the average sales price ("ASP") methodology. The ASP methodology uses quarterly drug pricing data submitted to CMS by drug manufacturers. CMS will supply contractors with the ASP drug pricing files for Medicare Part B drugs on a quarterly basis. Principal products paid under the ASP methodology include certain oncology and renal dialysis drugs. Although, there are exceptions to this general rule which are listed in the latest ASP quarterly change request document and which exceptions generally are paid on a cost basis, such exceptions have not been and are not expected to be material to our operations.

CMS's outpatient prospective payment system pays for most separately payable Medicare Part B drugs administered in a hospital outpatient setting at a reimbursement level of ASP plus 5% and ASP plus 6% in other settings.

Section 303(d) of the MMA also requires the implementation of a competitive acquisition program (the "Part B CAP") for Medicare Part B drugs and biological not paid on a cost or prospective payment system basis. The Part B CAP is an alternative to the ASP methodology for acquiring certain Part B drugs which are administered incident to a physician's services. Currently, the Part B CAP is a voluntary program that offers physicians the option to acquire many injectable and infused drugs they use in their practice from an approved Part B CAP vendor, thus reducing the time and cost of buying and billing for drugs. Currently, the Part B CAP drugs and Biologicals is only for injectable and infused drugs currently billed under Part B that are administered in a physician's office, "incident to" a physician's service.

At least one Medicaid program has adopted, and other Medicaid programs, states and some private payors may be expected to adopt, those aspects of the MMA that either result in or appear to result in price reductions for drugs covered by such programs. Adoption of ASP as the measure for determining reimbursement by Medicare and Medicaid programs for additional drugs sold by our Pharmacy Segment operations could reduce revenue and gross margins and could materially affect our current average wholesale price ("AWP") based reimbursement structure with private payors.

We cannot assure you that the ASP reimbursement methodology will not be repeated or extended to the provision of all specialty pharmaceuticals or to the specialty pharmaceuticals most often sold by our Pharmacy segment operations or that our Pharmacy segment will be able to operate profitably at either existing or at lower reimbursement rates. Likewise, we cannot assure you that the Part B CAP program will not be extended to rural or exurban areas in general or to the areas in which it operates, or may seek to operate, or that the Pharmacy Segment would be able to meet the qualifications to become a Part B CAP vendor either now or at any time in the future.

Non-government Reimbursement Arrangements—Pharmacy

Major insurance and commercial payors for pharmacy products and services have taken significant steps in recent years to reduce payments for pharmacy products and services and to reduce the involvement of independent pharmacies in an effort to reduce costs and aggregate product distribution into larger volumes in an effort to better bargain prices with pharmacy manufacturers. In addition, pharmacy benefit managers ("PBMs")have evolved to act as the intermediary between payors and patients and they also attempt to limit the prices and involvement of independent pharmacies. Also, large retailers, both pharmacy and general retailers, such as Walgreens, CVS and Wal-Mart, have established bulk purchasing arrangements with pharmacy manufacturers and exclusive or limited participation agreements with PBMs to reduce the costs and volume of drugs provided by independent retail pharmacies. Further, e-commerce sites, such as Amazon and PillPack, are actively seeking to provide pharmaceuticals and DMEPOS products directly to patients via online ordering and remote fulfillment. These non-government reimbursement arrangements have had a negative effect on our Pharmacy segment. Our pharmacy locations seek to counteract these pressures by providing greater services and convenience locally than is provided by remote pharmacy providers. However, there can be no assurance that these non-government reimbursement arrangements will not have an increasingly negative impact on our Pharmacy segment revenues and profitability in the future.

HEALTHCARE REGULATION

Overview

The healthcare industry is governed by an extremely complex framework of Federal, state and local laws, rules and regulations, and there continue to be Federal and state proposals that would, and actions that do, impose limitations on government and private payments to providers, including community hospitals, extended care and rehabilitation centers, nursing homes and pharmacy operations. In addition, there regularly are proposals to increase co-payments and deductibles from program and private patients. Facilities also are affected by controls imposed by government and private payors designed to reduce admissions and lengths of stay. Such controls include what is commonly referred to as "utilization review". Utilization review entails the review of a patient's admission and course of treatment by a third party. Historically, utilization review has resulted in a decrease in certain treatments and procedures being performed. Utilization review is required in connection with the provision of care which is to be funded by Medicare and Medicaid and is also required under many managed care arrangements.

Many states have enacted, or are considering enacting, additional measures that are designed to reduce their Medicaid expenditures and to make changes to private healthcare insurance. Various states have applied, or are considering applying, for a waiver from current Medicaid regulations in order to allow them to serve some of their Medicaid participants through managed care providers. These proposals also may attempt to include coverage for some people who presently are uninsured, and generally could have the effect of reducing payments to hospitals, physicians and other providers for the same level of service provided under Medicaid.

Healthcare Facility Regulation

Certificate of Need Requirements

A number of states require approval for the purchase, construction or expansion of various healthcare facilities, including findings of need for additional or expanded healthcare services. Certificates of Need ("CONs"), which are issued by governmental agencies with jurisdiction over applicable healthcare facilities, are at times required for capital expenditures exceeding a prescribed amount, changes in bed capacity or the addition of services and certain other matters. Mississippi, where a SunLink subsidiary currently operates a hospital and an extended care and rehabilitation center has a CON law that applies to such facilities. States periodically review, modify and revise their CON laws and related regulations. Any violation of state CON laws can result in the imposition of civil sanctions or the revocation of licenses for such facilities. SunLink is unable to predict whether its Healthcare Services subsidiaries will be able to obtain any CONs that may be necessary to accomplish their business objectives in any jurisdiction where such CONs are required.

Utilization Review Compliance and Hospital Governance

Our Healthcare Services facilities are subject to, and are required to comply with, various forms of utilization review. In addition, under the Medicare prospective payment system, each state must have a peer review organization to carry out a Federally mandated system of review of Medicare patient admissions, treatments and discharges in hospitals. Medical and surgical services and physician practices are supervised by committees of staff doctors at each healthcare facility, are overseen by each healthcare facility's local governing board, the primary voting members of which are physicians and community members and are reviewed by quality assurance personnel. The local governing boards also help maintain standards for quality care, develop long-range plans, establish, review and enforce practices and procedures and approve the credentials and disciplining of medical staff members.

<u>Emergency Medical Treatment and Active Labor Act</u>

The Emergency Medical Treatment and Active Labor Act ("EMTALA") is a federal law that requires any hospital that participates in the Medicare program to conduct an appropriate medical screening examination of every person who presents to the hospital's emergency department for treatment and, if the patient is suffering from an emergency medical condition or is in active labor, to either stabilize that condition or make an appropriate transfer of the patient to a facility that can handle the condition. The obligation to screen and stabilize emergency medical conditions exists regardless of a patient's ability to pay for treatment. There are severe penalties under EMTALA if a hospital fails to screen or appropriately stabilize or transfer a patient or if the hospital delays appropriate treatment in order to first inquire about the patient's ability to pay. Penalties for violations of EMTALA include civil monetary penalties and exclusion from future participation in the Medicare program, the Medicaid program or both. In addition, an injured patient, the patient's family or a medical facility that suffers a financial loss as a direct result of another hospital's violation of the law can bring a civil suit against that other hospital. Although we believe that our subsidiary hospital complies with EMTALA, we cannot predict whether CMS will implement new requirements in the future and whether Trace will be able to comply with any new requirements. Trace does not offer an emergency department.

<u>Proposed Nursing Home minimum staffing requirements</u>

The U.S. Department of Health and Human Services ("HHS") through CMS has issued a proposal that would establish comprehensive staffing requirements for nursing homes, including for the first time, national minimum nurse staffing standards. Under this proposal, nursing homes participating in Medicare and Medicaid would be required to meet specific nursing home staffing levels which are likely to be higher than the current required staffing levels prescribed by the state of Mississippi in which we operate. The potential increased cost of this proposal could adversely affect the operating profit of our nursing facility.

Pharmacy Segment Regulation

<u>Overview</u>

The operations of our Pharmacy segment subsidiary are subject to various Federal and state statutes and regulations governing their operations, including laws and regulations with respect to the operation of pharmacies, repackaging of drug products, wholesale distribution, dispensing of controlled substances, cross-jurisdictional sale and distribution of pharmacy products, medical waste disposal, clinical trials and non-discriminatory access. Federal statutes and regulations govern the labeling, packaging, advertising and adulteration of prescription drugs, as well as the dispensing of controlled substances. Federal controlled substance laws require us to register our pharmacies and repackaging facilities with the United States Drug Enforcement Administration ("DEA") and to comply with security, recordkeeping, inventory control and labeling standards in order to dispense controlled substances. Although we believe that the operations of our Pharmacy segment have obtained the permits and/or licenses required to conduct its Pharmacy business as currently conducted, a failure to have the necessary permits and licenses could have a material adverse effect on its Pharmacy business, and our financial condition or results of operations.

<u>Pharmaceutical Distribution</u>

Our Pharmacy subsidiary, in addition to retail pharmacy walk-in customers, distributes pharmaceuticals through a variety of delivery methods, including mail and express delivery services. Louisiana and many other states have laws and regulations that require out-of-state mail service pharmacies to register with, or be licensed by, the boards of pharmacy or similar regulatory bodies in those states. These states generally permit the dispensing pharmacy to follow the laws of these state within which the dispensing pharmacy is located. Such laws may adversely affect the ability to expand our Pharmacy operations outside of Louisiana.

However, various state Medicaid programs have enacted laws and/or adopted rules or regulations directed at restricting or prohibiting the operation of out-of-state pharmacies by, among other things, requiring compliance with all laws of the states into which the out-of-state pharmacy dispenses medications, whether or not those laws conflict with the laws of the state in which the pharmacy is located, or requiring the pharmacist-in-charge to be licensed in that state. To the extent that such laws or regulations are found to be applicable to the operations of the Pharmacy segment, we believe the operations of our Pharmacy segment comply with them in all material respects. To the extent that any of the foregoing laws or regulations prohibit or restrict the operation of mail service pharmacies and are found to be applicable to the operations of our Pharmacy segment, they could have an adverse effect on its ability to expand our pharmacy operations, which currently are concentrated in Louisiana. A number of state Medicaid programs prohibit the participation in such state's Medicaid program by either out-of-state retail pharmacies or mail order pharmacies, whether located in-state or out-of-state. Such laws may adversely affect the ability to expand our Pharmacy operations outside of Louisiana.

<u>Advertising and Marketing Regulations</u>

There are also other statutes and regulations which may affect advertising, marketing and distribution of pharmacy products. The Federal Trade Commission requires mail order sellers of goods generally to engage in truthful advertising, to stock a reasonable supply of the products to be sold, to fill mail orders within 30 days, and to provide clients with refunds, when appropriate.

General Healthcare Regulations

<u>Drugs and Controlled Substances</u>

Various licenses and permits are required by our subsidiaries' Healthcare Services and Pharmacy segments operations in order to dispense narcotics and operate pharmacies. All of our subsidiaries are required to register their dispensing operations for permits and/or licenses with, and comply with certain operating and security standards of, the DEA, the United States Food and Drug Administration ("FDA"), state Boards of Pharmacy, state health departments and other state agencies in states where we operate or may seek to operate.

In addition, our Pharmacy subsidiary is dependent on wholesale suppliers, manufacturers and other distribution sources for the drugs and pharmaceuticals it dispenses, and such distributors are highly regulated and licensed. If the Company's distribution sources lose their ability to provide pharmaceuticals needed by the Company to service its customers, it could have an adverse impact on the subsidiary's revenues and profitability.

State controlled substance laws require registration and compliance with state pharmacy licensure, registration or permit standards promulgated by the state's pharmacy licensing authority. Such standards often address the qualification of an applicant's personnel, the adequacy of its prescription fulfillment and inventory control practices and the adequacy of its facilities. In general, pharmacy licenses are renewed annually. Pharmacists and pharmacy technicians employed at each of our dispensing locations also must satisfy applicable state licensing requirements.

<u>Fraud and Abuse, Anti-Kickback and Self-Referral Regulations</u>

Participation in the Medicare and/or Medicaid programs is heavily regulated by Federal statutes and regulations. If a Healthcare Services or Pharmacy segment operation fails to comply substantially with the numerous Federal laws governing such activities, participation in the Medicare and/or Medicaid programs by the applicable subsidiary or even SunLink generally may be terminated and/or civil or criminal penalties may be imposed. For example, a hospital may lose its ability to participate in the Medicare and/or Medicaid programs if it makes claims to Medicare and/or Medicaid for services not provided or misrepresents actual services provided in order to obtain higher payments; pays money to induce the referral of patients or the purchase of items or services where such items or services are reimbursable under a Federal or state health program; fails to report or repay improper or excess payments; or fails to provide appropriate emergency medical screening services to any individual who comes to a hospital's campus or otherwise fails to properly treat and transfer emergency patients.

Hospitals continue to be one of the primary focus areas of the Office of the Inspector General ("OIG") of the United States and other governmental fraud and abuse programs and the OIG has issued and periodically updates compliance program guidance for hospitals. Each FFY, the OIG also publishes a General Work Plan that provides a brief description of the activities that the OIG plans to initiate or continue with respect to the programs and operations of HHS and details the areas that the OIG believes are prone to fraud and abuse.

Sections of the Anti-Fraud and Abuse Amendments to the Social Security Act, commonly known as the "anti-kickback" statute, prohibit certain business practices and relationships that might influence the provision and cost of healthcare services reimbursable under Medicare, Medicaid, TriCare or other healthcare programs, including the payment or receipt of remuneration for the referral of patients whose care will be funded by Medicare or other government programs. Sanctions for violating the anti-kickback statute include criminal penalties and civil sanctions, including fines and possible exclusion from future participation in government programs, such as Medicare and Medicaid. HHS has issued regulations that create safe harbors under the anti-kickback statute. A given business arrangement that does not fall within an enumerated safe harbor is not *per se* illegal; however, business arrangements that fail to satisfy the applicable safe harbor criteria are subject to increased scrutiny by enforcement authorities.

The Health Insurance Portability and Accountability Act of 1996 ("HIPAA") broadened the scope of the fraud and abuse laws by adding several criminal statutes that are not related to receipt of payments from a federal healthcare program. HIPAA created civil penalties for proscribed conduct, including upcoding and billing for medically unnecessary goods or services. These laws cover all health insurance programs, private as well as governmental. In addition, HIPAA broadened the scope of certain fraud and abuse laws, such as the anti-kickback statute, to include not just Medicare and Medicaid services, but all healthcare services reimbursed under a federal or state healthcare program. Finally, HIPAA established enforcement mechanisms to combat fraud and abuse. These mechanisms include a bounty system, where a portion of the payment recovered is returned to the government agencies, as well as a whistleblower program, where a portion of the payment received is paid to the whistleblower. HIPAA also expanded the categories of persons that may be excluded from participation in Federal and state healthcare programs.

There is increasing scrutiny by law enforcement authorities, the OIG, the courts and the U.S. Congress of arrangements between healthcare providers and potential referral sources to ensure that the arrangements are not designed as mechanisms to exchange remuneration for patient-care referrals and opportunities. Investigators also have demonstrated a willingness to look behind the formalities of a business transaction and to reinterpret the underlying purpose of payments between healthcare providers and potential referral sources. Enforcement actions have increased, as is evidenced by highly publicized enforcement investigations of certain hospital activities.

In addition, provisions of the Social Security Act, known as the Stark Act, also prohibit physicians from referring Medicare and Medicaid patients to providers of a broad range of designated health services with which the physicians or their immediate family members have ownership or certain other financial arrangements. Certain exceptions are available for employment agreements, leases, physician recruitment and certain other physician arrangements. A person making a referral, or seeking payment for services referred, in violation of the Stark Act is subject to civil monetary penalties of up to $15 for each service; restitution of any amounts received for illegally billed claims; and/or exclusion from future participation in the Medicare program, which can subject the person or entity to exclusion from future participation in state healthcare programs.

Further, if any physician or entity enters into an arrangement or scheme that the physician or entity knows or should have known has the principal purpose of assuring referrals by the physician to a particular entity, and the physician directly makes referrals to such entity, then such physician or entity could be subject to a civil monetary penalty of up to $100. Compliance with and the enforcing of penalties for violations of these laws and regulations is changing and increasing. For example, CMS has issued a "self-referral disclosure protocol" for hospitals and other providers that wish to self-disclose potential violations of the Stark Act and attempt to resolve those potential violations and any related overpayment liabilities at levels below the maximum penalties and amounts set forth in the statute. In light of the provisions of the ACA that created potential liabilities under the Federal False Claims Act (discussed below) for failing to report and repay known overpayments and return an overpayment within sixty (60) days of the identification of the overpayment or the date by which a corresponding cost report is due, whichever is later, hospitals and other healthcare providers are encouraged to disclose potential violations of the Stark Act to CMS. It is likely that self-disclosure of Stark Act violations will increase in the future. Finally, many states have adopted or are considering similar legislative proposals, some of which extend beyond the Medicaid program, to prohibit the payment or receipt of remuneration for the referral of patients and physician self-referrals regardless of the source of the payment for the care.

The Federal False Claims Act and Similar State Laws

The Federal False Claims Act prohibits providers from, among other things, knowingly submitting false or fraudulent claims for payment to the federal government. The False Claims Act defines the term "knowingly" broadly, and while simple negligence generally will not give rise to liability, submitting a claim with reckless disregard to its truth or falsity can constitute the "knowing" submission of a false or fraudulent claim for the purposes of the False Claims Act. The "qui tam" or "whistleblower" provisions of the False Claims Act allow private individuals to bring actions under the False Claims Act on behalf of the government. These private parties are entitled to share in any amounts recovered by the government, and, as a result, the number of "whistleblower" lawsuits that have been filed against providers has increased significantly in recent years. When a private party brings a qui tam action under the False Claims Act, the defendant will generally not be aware of the lawsuit until the government makes a determination whether it will intervene and take a lead in the litigation. If a provider is found to be liable under the False Claims Act, the provider may be required to pay up to three times the actual damages sustained by the government plus mandatory civil monetary penalties of between $5 to $11 for each separate false claim. The government has used the False Claims Act to prosecute Medicare and other government healthcare program fraud, such as coding errors, billing for services not provided, submitting false cost reports, and providing care that is not medically necessary or that is substandard in quality.

<u>HIPAA Transaction, Privacy and Security Requirements</u>

HIPAA and Federal regulations issued pursuant to HIPAA contain, among other measures, provisions that have required SunLink and our subsidiaries to implement modified or new computer systems, employee training programs and business procedures. The Federal regulations are intended to encourage electronic commerce in the healthcare industry, provide for the confidentiality and privacy of patient healthcare information and ensure the security of healthcare information.

A violation of the HIPAA regulations could result in civil money penalties of $1 per incident, up to a maximum of $25 per person, per year, per standard violated. HIPAA also provides for criminal penalties of up to $50 and one year in prison for knowingly and improperly obtaining or disclosing protected health information, up to $100 and five years in prison for obtaining protected health information under false pretenses and up to $250 and ten years in prison for obtaining or disclosing protected health information with the intent to sell, transfer or use such information for commercial advantage, personal gain or malicious harm. Since there is limited history of enforcement efforts by the federal government at this time, it is difficult to ascertain the likelihood of enforcement efforts in connection with the HIPAA regulations or the potential for fines and penalties, which may result from any violation of the regulations.

<u>HIPAA Privacy Regulations</u>

HIPAA privacy regulations protect the privacy of individually identifiable health information. The regulations provide increased patient control over medical records, mandate substantial financial penalties for violation of a patient's right to privacy and, with a few exceptions, require that an individual's individually identifiable health information only be used for healthcare-related purposes. These privacy standards apply to all health plans, all healthcare clearinghouses and healthcare providers, such as our subsidiaries' facilities, that transmit health information in an electronic form in connection with standard transactions and apply to individually identifiable information held or disclosed by a covered entity in any form. These standards impose extensive administrative requirements on our subsidiaries' facilities and require compliance with rules governing the use and disclosure of such health information, and they require our subsidiaries' facilities to impose these rules, by contract, on any business associate to whom we disclose such information in order to perform functions on behalf of our subsidiaries' facilities. In addition, our subsidiaries' facilities are subject to any state laws that are more restrictive than the privacy regulations issued under HIPAA. These laws vary by state and could impose stricter standards and additional penalties.

The HIPAA privacy regulations also require healthcare providers to implement and enforce privacy policies to ensure compliance with the regulations and standards. In conjunction with a private HIPAA consultant and HIPAA coordinators at each facility, individually tailored policies and procedures were developed and implemented and HIPAA privacy educational programs are presented to all employees and physicians at each facility. We believe all of our subsidiaries' facilities are in compliance with current HIPAA privacy regulations.

<u>HIPAA Electronic Data Standards</u>

The Administrative Simplification Provisions of HIPAA require the use of uniform electronic data transmission standards for all healthcare related electronic data interchange. These provisions are intended to streamline and encourage electronic commerce in the healthcare industry. Among other things, these provisions require healthcare providers to use standard data formats and code sets established by HHS when electronically transmitting information in connection with certain transactions, including health claims and equivalent encounter information, healthcare payment and remittance advice and health claim status.

The HHS regulations establish electronic data transmission standards that all healthcare providers and payors must use when submitting and receiving certain electronic healthcare transactions. The uniform data transmission standards are designed to enable healthcare providers to exchange billing and payment information directly with the many payors thereby eliminating data clearinghouses and simplifying the interface programs necessary to perform this function. We believe that the management information systems at our subsidiaries comply with HIPAA's electronic data regulations and standards.

<u>HIPAA Security Standards</u>

The Administrative Simplification Provisions of HIPAA require the use of a series of security standards for the protection of electronic health information. The HIPAA security standards rule specifies a series of administrative, technical and physical security procedures for covered entities to use to assure the confidentiality of electronic protected health information. The standards are delineated into either required or addressable implementation specifications.

In conjunction with a consortium of rural hospitals, private HIPAA security consultants and HIPAA security officers at each facility, our subsidiaries have performed security assessments and implemented individually tailored plans to apply required or addressable solutions and implemented a set of security policies and procedures. In addition, our subsidiaries developed and adopted an individually tailored comprehensive disaster contingency plan for each facility and presented a HIPAA security training program to all applicable personnel. We believe SunLink and our subsidiaries are in compliance with all aspects of the HIPAA security regulations.

HIPAA National Provider Identifier

HIPAA also required HHS to issue regulations establishing standard unique health identifiers for individuals, employers, health plans and healthcare providers to be used in connection with standard electronic transactions. All healthcare providers, including our facilities, were required to obtain a new National Provider Identifier ("NPI") to be used in standard transactions instead of other numerical identifiers by May 23, 2007. Our facilities implemented use of a standard unique healthcare identifier by utilizing their employer identification number. HHS has not yet issued proposed rules that establish the standard for unique health identifiers for health plans or individuals. Once these regulations are issued in final form, we expect to have approximately one to two years to become fully compliant but cannot predict the impact of such changes at this time. We cannot predict whether our facilities may experience payment delays during the transition to the new identifiers. HHS is currently working on the standards for identifiers for health plans; however, there are currently no proposed timelines for issuance of proposed or final rules. The issuance of proposed rules for individuals is on hold indefinitely.

Medical Waste Regulations

Our operations, especially our Healthcare Services facility operations, generate medical waste that must be disposed of in compliance with federal, state and local environmental laws, rules and regulations. Our operations also generally are subject to various other environmental laws, rules and regulations. Based on our current level of operations, we do not anticipate that such compliance costs will have a material adverse effect on our cash flows, financial position or results of operations.

Regulatory Compliance Program

Our subsidiaries maintain compliance programs under the direction of a risk manager. The compliance programs are directed at all areas of regulatory compliance, including physician recruitment, reimbursement and cost reporting practices, as well as Pharmacy segment operations. Our Healthcare Services and Pharmacy segments' operations each have one or more compliance officers and develop remediation plans to correct problems should they arise. In addition, all employees are provided with a copy of and given an introduction to the subsidiary's *Code of Conduct*, which includes ethical and compliance guidelines and instructions about the proper resources to utilize in order to address any concerns that may arise. Our Healthcare Services and Pharmacy segment operations conduct annual training to re-emphasize its *Code of Conduct* and monitor its compliance program to respond to developments in healthcare regulations and in the industries in which we operate. A toll-free hotline also is maintained to permit employees to report compliance concerns on an anonymous basis.

Professional Liability

As part of our business, our subsidiaries are subject to claims of liability for events occurring in the ordinary course of operations. To cover a portion of these claims, professional malpractice liability insurance and general liability insurance are maintained in amounts which are commercially reasonably available and believed to be sufficient for operations as currently conducted. Nevertheless, some claims may exceed the scope or amount of the coverage in effect.

The recorded liability for professional liability risks of our subsidiaries' operations includes an estimate of liability for claims, including claims retained after the disposition of any facility or operations or claims assumed in connection with the acquisition of any facility or operations. These estimates are based on actuarially determined amounts.

Environmental Regulation

We believe our subsidiaries are in substantial compliance with applicable Federal, state and local environmental regulations. To date, compliance with federal, state and local laws regulating the discharge of material into the environment or otherwise relating to the protection of the environment have not had a material effect upon our results of operations, financial condition or competitive position. Similarly, we have not had to make material capital expenditures to comply with such regulations.

Item 1A. *Risk Factors*

In addition to other information contained in this Annual Report, including certain cautionary and forward-looking statements, you should carefully consider the following factors in evaluating an investment in SunLink:

Consolidated Operations Risks

The COVID-19 pandemic has significantly increased economic uncertainty.

The continued spread of COVID-19 and its sub-variants exacerbate and may extend the current adverse economic environment for healthcare providers. While certain healthcare spending is considered non-discretionary and may not be significantly affected by economic downturns, healthcare spending has been adversely impacted by such conditions. When patients are experiencing personal financial difficulties or have concerns about general economic conditions, they may choose a high-deductible insurance plan or no insurance at all, which increases a hospital's dependence on self-pay revenue. Moreover, a greater number of persons may elect to forgo treatments and therapies provided by SunLink's hospital, clinics, extended care and rehabilitation center, and Pharmacy segment business. As a result of the COVID-19 pandemic and its aftermath, the Company and its subsidiaries have and continue to experience more variable demand for its services as well as increases in costs relating to less efficient operating procedures, increased cost of supplies, and increased salaries, wages and benefits. Accordingly, the continuing impact of the pandemic could result in an increase in uncollectible self-pay revenues and a decreased in patient volumes at Trace Regional Hospital and Trace Extended Care and Rehabilitation Center, as well as decreased sales volume by SunLink's Pharmacy segment business.

If our operations continue to generate operating losses, we could exhaust cash on hand and may not be able to generate sufficient cash flows to meet our liquidity needs.

We rely upon cash on hand, cash from operations, and cash from asset sales to fund our cash requirements for working capital, capital expenditures, commitments, and payments of principal and interest on borrowings. Our ability to generate cash from operations has been negatively impacted by reduced Federal and state reimbursements, managed care efforts (including restrictions, limitations, administrative requirements and clawbacks in both our Healthcare Services and Pharmacy businesses), uncollectible self-pay net revenues of our Healthcare Services segment, increased salary expenses for employees in general, including employed physicians and nursing staff, and decreased patient volume at our facilities as a result of economic conditions in the locations we serve, as well as by decreased sales volume and earnings experienced by certain lines of business in our Pharmacy segment, and by our corporate overhead. Recent cost increases due to inflation and supply chain disruption has negatively impacted our operations, among other reasons, because most of our revenue is derived from government reimbursement which has not kept up with our cost increases. A substantial portion of corporate overhead is incurred because we are a public company with limited operations. We expect that these factors will continue to have a negative impact on our business for the foreseeable future. The impact of these factors were mitigated by government support payments (PPP loans and PRF) during the COVID-19 pandemic in the fiscal years ended June 30, 2022 and 2021, respectively, but no new government support payment programs were implemented in response to the COVID-19 pandemic. This pandemic resulted in reduced capacity in physicians and other healthcare providers in our Healthcare Services segment and our healthcare providers in our Pharmacy segment. Further deterioration in our operating environment in the aftermath of the COVID-19 pandemic and the absence of new government support payments to address such deterioration would negatively impact our results of operations and cash flows.

SunLink may require additional debt or equity capital in order to make significant capital investments including to expand our operations and make acquisitions, and the inability to make significant capital investments or expand our operations may negatively affect SunLink's competitive position, reduce earnings (or increase losses), and negatively affect our results of operations and financial position.

SunLink's operations and growth by merger and or acquisition strategy may require significant capital investments from time to time. Significant capital investments were made in the Healthcare Services Segment and the Pharmacy in 2023, 2022 and 2021, and may be required for capital improvements in connection with existing operations and for future acquired operations. SunLink's ability to make capital investments depends on numerous factors, such as the availability of funds from operations and cost and access to additional debt and equity financing. No assurance can be given that the necessary funds will be available. Moreover, incurrence of additional debt financing, if available, may involve additional restrictive covenants that could negatively affect SunLink's ability to operate its business in the desired manner, and raising additional equity likely would be dilutive to shareholders. The failure to obtain necessary funds could impair SunLink's existing operations and could force SunLink to forego opportunities that may arise in the future. This could, in turn, have a negative impact on the competitive position of our operating subsidiaries, reduce earnings (or increase losses) and otherwise negatively affect future operations and our financial position.

Healthcare reform initiatives have resulted in significant changes to the United States healthcare system some of which may adversely affect our business.

Healthcare reform initiatives, including the enactment of the ACA, managed Medicaid initiatives, and commercially managed healthcare programs (including those relating to acute care services, diagnostic procedures and tests, laboratory services, drug formularies, pharmacy dispensing, and other programs) have impacted each of our businesses in some manner. These reforms are very significant and, ultimately, could further change the nature of our services, the methods and amounts of payment for our services, and the underlying regulatory environment.

In general, a primary goal of recurrent efforts at healthcare reform is to reduce the cost to Federal and state governments of reimbursement to providers under various governmental programs, which includes reductions in the reimbursement paid to us and other healthcare providers. Moreover, healthcare reform could negatively impact insurance companies, other third-party payors and our customers, as well as other healthcare providers, which may in turn negatively impact our business. As such, healthcare reforms and changes resulting from the ACA, as well as other similar healthcare reforms, could have a material adverse effect on our business, financial position, results of operations, and liquidity.

SunLink conducts business in a heavily regulated industry; changes in regulations or violations of regulations may result in increased costs or sanctions that could reduce revenue and profitability.

The healthcare industry is subject to extensive federal, state and local laws and regulations relating to licensure; conduct of operations including patient referrals, physician recruiting practices, pharmacy operations, cost reporting and billing practices;

ownership, condition and operation of facilities; addition of facilities and services; confidentiality, maintenance, and security issues associated with medical records; billing for services; and prices for services.

These laws and regulations are extremely complex, and, in many instances, the industry does not have the benefit of significant regulatory or judicial interpretation of these laws and regulations, including in particular, Medicare and Medicaid anti-fraud and abuse amendments, codified in Section 1128B(b) of the Social Security Act and known as the "anti-kickback statute." This law prohibits providers and others from soliciting, receiving, offering or paying, directly or indirectly, any remuneration with the intent to generate referrals of orders for services or items reimbursable under Medicare, Medicaid, and other federal healthcare programs.

HHS regulations describe some of the conduct and business relationships immune from prosecution under the anti-kickback statute. The fact that a given business arrangement does not fall within one of these "safe harbor" provisions does not render the arrangement illegal. However, business arrangements of healthcare service providers that fail to satisfy the applicable safe harbor criteria risk increased scrutiny by enforcement authorities.

We have a variety of financial relationships with physicians who refer patients to our subsidiary's hospital. We have contracts with physicians providing services under a variety of financial arrangements such as employment contracts and professional service agreements. We also provide financial incentives, including loans and minimum revenue guarantees, to recruit physicians into the communities served by our subsidiaries' facilities and other operations.

HIPAA broadened the scope of the fraud and abuse laws to include all healthcare services, whether or not they are reimbursed under a federal program. In addition, provisions of the Social Security Act, known as the Stark Act, also prohibit physicians from referring Medicare and Medicaid patients to providers of a broad range of designated health services in which the physicians or their immediate family members have an ownership interest or certain other financial arrangements.

Due to the "opioid crisis", the DEA has added regulations and increased its scrutiny of drug dispensing at both the retail and wholesale level. As a result, physicians and pharmacists are more cautious about dispensing certain drugs and wholesalers monitor drug purchases by their customers. In addition, wholesalers are more closely monitored by the DEA and may limit the volume and delivery of drugs.

In addition, SunLink's facilities will continue to remain subject to any state laws that are more restrictive than the regulations issued under HIPAA, which vary by state and could impose additional penalties. In recent years, both federal and state government agencies have announced plans for or implemented heightened and coordinated civil and criminal enforcement efforts.

Government officials charged with responsibility for enforcing healthcare laws could assert that SunLink or any of the transactions in which the Company, or its subsidiaries or their predecessors is or was involved, are in violation of these laws. It is also possible that these laws ultimately could be interpreted by the courts in a manner that is different from the interpretations made by the Company or others. A determination that either SunLink or its subsidiaries or their predecessors is or was involved in a transaction that violated these laws, or the public announcement that SunLink or its subsidiaries or their predecessors is being investigated for possible violations of these laws, could have a material adverse effect on SunLink's business, financial condition, results of operations or prospects and SunLink's business reputation could suffer significantly.

The industry trend towards value-based purchasing may negatively impact our revenues.

There is a trend in the healthcare industry toward "value-based" purchasing of healthcare products and services (including drugs). These value-based purchasing programs include both public reporting of quality data and preventable adverse events tied to the quality and efficiency of care provided. Governmental programs, including Medicare and Medicaid, currently require providers under such programs to report certain quality data to receive full reimbursement updates. In addition, Medicare does not reimburse for care related to certain preventable adverse events. Many large commercial payors currently require providers under such programs to report quality data, and several commercial payors do not reimburse providers under such programs for certain preventable adverse events.

The ACA contains a number of provisions intended to promote value-based purchasing. The ACA prohibits the use of Federal funds under the Medicaid program to reimburse providers for medical assistance provided to treat hospital acquired conditions ("HACs"), conditions that are acquired by a patient while admitted as an inpatient at a hospital, such as a surgical site infection. Hospitals that fall into the top 25% of national risk-adjusted HAC rates for all hospitals in the previous year will receive a 1% reduction in their total Medicare payments. Hospitals with excessive readmissions for conditions designated by HHS will receive reduced payments for all inpatient discharges, not just discharges relating to the conditions subject to the excessive readmission standard.

The ACA also requires HHS to implement a value-based purchasing program for inpatient hospital services. The ACA requires HHS to reduce inpatient hospital payments for all discharges by a percentage which currently is 2%. HHS will pool the amount collected from these reductions to fund payments to reward hospitals that meet or exceed certain quality performance standards established by HHS. HHS will determine from the pool of dollars created by these payment reductions the amount our subsidiary's hospital will receive if it meets or exceeds the quality performance standards.

We expect value-based purchasing programs, including programs that condition reimbursement on patient outcome measures, to become more common and to involve a higher percentage of reimbursement amounts. We are unable at this time to predict how this trend will affect our results of operations, but it could negatively impact our financial condition or results of operations.

Reforms in Pharmacy distribution and dispensing have impacted and may further impact our Pharmacy business

PBMs have undertaken a number of actions, primarily in an effort to reduce cost and increase their own profitability, which have impacted our Pharmacy segment business. These actions include limiting reimbursable drug formularies, requiring outcome and quality reporting, and implementing claw backs, takebacks and penalties for alleged and substantially defined noncompliance with various contract terms, some of which may not be known at the time a prescription is filled. In addition, PBMs and manufacturers have limited the drugs which independent pharmacies (including our pharmacy subsidiary) may dispense and receive reimbursement for; and in some cases have determined not to contract with independent pharmacies for dispensing services at all, preferring to provide "direct-to-consumers" type distribution. In addition, the recent purchase or merger of PBMs and insurance companies effectively allows the combined business to control distribution, dispensing, pricing and payment of drugs from the manufacturer to the consumer. This "vertical integration" of the pharmacy distribution and dispensing system in the United States could have the effect of eliminating independent pharmacies, limiting the drugs available for dispensing to patients, and may reduce prices below dispensing costs. Any of these pharmacy reforms could result in an adverse effect on our Pharmacy segment business.

Continued supply chain shortages could increase our costs of operations or adversely affect our results of operations.

Shortages, delays, increased costs, and governmental restrictions arising in the aftermath of the COVID-19 pandemic as well as increased demand have disrupted and may continue to disrupt the ability of our subsidiaries to procure items used in their operations especially with respect to access to respiratory equipment and certain personal protective equipment and cleaning products. A severe inability to obtain items or substantially increased costs for items, particularly items sold by our pharmacy operations, could have an adverse effect on our results of operations if we are unable to pass such costs along to patients and customers.

Current economic events and sustained inflation could increase our costs of operations and adversely affect our results of operations.

Current economic events (such as known or reasonably likely future increases in costs of labor or materials or price increases or inventory adjustments) are causing a material change in the relationship between our costs and revenues and we are unable to predict whether recent inflationary spikes since approximately October 2021 are transitory due to pandemic recovery related demand. Labor shortages in selected markets and supply chain issues may reflect the beginning of an inflationary cycle and substantially increased costs of personnel, goods, and services and are having an adverse effect on our results of operations because we are generally unable to pass such costs fully along to patients and customers. The concentration of our patients in persons for whom the cost of treatment is paid for under government programs substantially limits our ability to pass through such costs.

The concentration of our services in states with continuing higher COVID-19 rates may have an adverse impact on our ability to perform services that may generate higher revenues or increase the utilization of our extended care facilities.

The rate of COVID-19 infections and hospitalizations have been higher in more rural areas of the country due to, among other things, higher populations of unvaccinated persons. A higher infection and/or hospitalization rate is likely to have an adverse impact on the ability of Trace to perform services that may generate higher revenues and may prolong its material adverse effects in the aftermath of the COVID-19 pandemic.

General economic conditions.

Much healthcare spending is discretionary and can be significantly impacted by economic downturns. When patients are experiencing personal financial difficulties or have concerns about general economic conditions, they may choose to defer or forego elective surgeries and other non-emergent procedures, which are generally more profitable lines of business for hospitals. In addition, employers may impose, or patients may select a high-deductible insurance plan or no insurance at all, which increases a hospital's dependence on self-pay revenue.

We are unable to quantify the specific impact of the COVID-19 pandemic or current or recent economic conditions on our business; however, we believe that the economic conditions in the rural service areas in which our subsidiaries operate have had an adverse impact on our operations. Such impact can be expected to continue to affect not only the healthcare decisions of our patients and potential patients but could also have an adverse impact on the solvency of certain managed care providers and other counterparties to transactions with us.

Our subsidiaries are subject to potential claims for professional liability, including existing or potential claims based on the acts or omissions of third parties, which claims may not be covered by insurance.

Our subsidiaries are subject to potential claims for professional liability (medical malpractice) in connection with current operations, as well as potentially acquired or discontinued operations. To cover such claims, professional malpractice liability insurance and general liability insurance is maintained in amounts believed to be sufficient for operations, although some claims may exceed the scope or amount of the coverage in effect and insurance may add limitations and exclusions to such insurance. However, SunLink currently purchases limited insurance policies to cover discontinued operations exposures. We may purchase such insurance in the future at levels providing for the retention of more risk by us and at lower aggregate limits. The assertion of a significant number of claims, either within a self-insured retention (deductible) or individually or in the aggregate in excess of available insurance, could have a material adverse effect on our results of operations or financial condition. Premiums for professional liability insurance have historically been volatile, and we cannot assure you that professional liability insurance will continue to be available on terms acceptable to us, if at all. The operations of our hospital and pharmacies also depend on the professional services of physicians, pharmacists and other trained healthcare providers and technicians in the conduct of their respective operations, including independent laboratories and physicians rendering diagnostic and medical services. There can be no assurance that any legal action stemming from the act or omission of a third party provider of healthcare services, would not be brought against our subsidiaries' hospital, pharmacies, or SunLink, resulting in significant legal expenses in order to defend against such legal action or to obtain a financial contribution from the third-party whose acts or omissions occasioned the legal action.

Risks Related to Our Operations

SunLink has a limited staff of corporate employees and depends heavily on its corporate staff and subsidiaries' management personnel; the loss of the services of one or more of SunLink's key personnel could weaken SunLink's management team and impair its ability to deliver healthcare services and pharmacy products and services.

The success of our operations depends on the ability to attract and retain executive officers, managers, related health care employees and IT staff, as well as on the ability of subsidiary-based officers and key employees to manage growth successfully. SunLink's subsidiaries have been able to attract healthcare subsidiary management; however, if the subsidiaries or corporate staff is unable to attract and retain effective management, the operating performance could decline.

SunLink's success depends on the ability of our operating subsidiaries to attract and retain qualified healthcare professionals. A shortage of qualified healthcare professionals including physicians, mid-level healthcare practitioners (such as physician assistants, or nurse practitioners) and pharmacists in any of our markets could weaken the ability of our subsidiaries to deliver healthcare services.

In addition to the management personnel which each subsidiary employs, our Healthcare Services operations are dependent on the efforts, ability, and experience of our healthcare professionals, such as physicians, nurses, therapists, pharmacists and lab technicians. Nurses, pharmacists, lab technicians and other healthcare professionals are generally employees of an individual subsidiary and physicians may be employed or join our medical staff as independent contractors. Each subsidiary's success has been, and will continue to be, influenced by its ability to attract and retain these skilled employees. A shortage of healthcare professionals in one of our markets, the loss of some or all of its key employees or the inability to attract or retain sufficient numbers of qualified healthcare professionals could cause the operating performance of one or more of our subsidiaries to decline. As a result of the COVID-19 pandemic and its aftermath, the Healthcare Services and Pharmacy segments have both experienced reduced capacity and absences by our healthcare providers.

The majority of SunLink's revenue is dependent on Medicare and Medicaid payments to its subsidiaries and possible reductions in Medicare or Medicaid payments or the implementation of other measures to reduce reimbursements may reduce our revenues.

The majority of SunLink's consolidated revenues are derived from the Medicare and Medicaid programs, which are highly regulated and subject to frequent and substantial changes. Approximately 63% and 74% of our consolidated net revenues were derived from the Medicare and Medicaid programs for the years ended June 30, 2023 and June 30, 2022, respectively. Previous legislative changes have resulted in, and future legislative changes may result in, limitations on and reduced levels of payment and reimbursement for a substantial portion of hospital procedures, pharmacy services and costs. In addition, Mississippi has not expanded Medicaid or set-up healthcare exchanges. Further, Federal proposals to reduce physician payments may reduce physician participation in hospital services, lower referral of patients and increase the cost of attracting physicians.

Future healthcare legislation or other changes in the administration or interpretation of governmental healthcare programs may have a material adverse effect on our consolidated business, financial condition, results of operations or prospects.

Revenue and profitability of our subsidiaries' operations may be constrained by future cost containment initiatives undertaken by purchasers of such services.

Our subsidiaries' have been affected by the increasing number of initiatives undertaken during the past several years by all major purchasers of healthcare, including (in addition to Federal and state governments) insurance companies, PBMs and employers, to revise payment methodologies and monitor healthcare expenditures in order to contain healthcare costs. Our community hospital operations derived approximately 30% and 11% of their consolidated net patient revenues for the fiscal year ended June 30, 2023 and June 30, 2022, respectively, from private payors and other non-governmental sources who contributed less than **6%** of consolidated patient days. Initiatives such as managed care organizations offering prepaid and discounted medical services packages, have adversely affected hospital revenue growth throughout the country and such packages represent an increasing portion of our subsidiary's hospital's admissions and outpatient revenues and have resulted in reduced revenue growth at our current and former subsidiaries' hospitals. In addition, private payors increasingly are attempting to control healthcare costs through direct contracting with hospitals to provide services on a discounted basis, increased utilization review and greater enrollment in managed care programs such as HMOs and PPOs. If our subsidiaries, specifically our hospital subsidiary operations, are unable to contain costs through increased operational efficiencies and the trend toward declining reimbursements and payments continues, the results of our Healthcare Services facility segment operations and cash flow will be adversely affected and the results of our consolidated operations and our consolidated cash flow similarly likely would be adversely affected.

A cyber-attack or security breach could result in the compromise of our facilities, confidential data or critical data systems and give rise to potential harm to patients, remediation and other expenses, expose us to liability under HIPAA, consumer protection laws, common law or other theories, subject us to litigation and Federal and state governmental inquiries, damage our reputation, and otherwise be disruptive to our business.

We rely extensively on our computer systems to manage clinical and financial data, communicate with our patients, payors, vendors and other third parties and summarize and analyze operating results. We have made investments in technology to protect our systems, equipment and medical devices and information from cybersecurity risks including continued development and enhancement of our controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access. Also in connection with any cyber-attack, we likely would be subject to one or more purported class action lawsuits, as well as government investigations by various State Attorneys General and the U.S. HHS Office for Civil Rights, and could be subject to additional litigation, potential governmental inquiries and potential reputation damages.

In spite of our security measures, there can be no assurance that we will not be subject to cyber-attacks or security breaches in the future. Additionally, where we agree to provide transition services to the buyer in connection with the sale of assets, including access to our legacy information systems, for a defined transition period, we are exposed to cyber-attacks or security breaches that originate outside of our processes and practices designed to prevent such threats from occurring. Any such cyber-attacks or security breaches could impact the integrity, availability or privacy of protected health information or other data subject to privacy laws or disrupt our information technology systems, devices or business, including our ability to provide various healthcare services. Additionally, growing cyber-security threats related to the use of ransomware and other malicious software threaten the access and utilization of critical information technology and data. As a result, cybersecurity and the continued development and enhancement of our controls, process and practices designed to protect our information systems from attack, damage or unauthorized access likely will be required. Our ability to recover from a ransomware or other cyber-attack is dependent on these practices, including successful backup systems and other recovery procedures. As cyber-threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities. If we are subject to cyber-attacks or security breaches in the future, this could result in harm to patients; business interruptions and delays; the loss, misappropriation, corruption or unauthorized access of data; litigation and potential liability under privacy, security, breach notification and consumer protection laws or other applicable laws; reputational damage and Federal and state governmental inquiries, any of which could have an adverse effect on our business, financial condition or results of operations.

Continuing worsening or additional pandemics, epidemics or outbreaks of an infectious disease in the markets in which we operate or that otherwise impacts our facilities could adversely impact our business.

In addition to the current COVID-19 pandemic and its aftermath, if one or more additional pandemics, epidemics, or outbreaks of an infectious disease or other public health crisis were to affect our markets, our business could be adversely affected. Any such crisis could diminish the public trust in healthcare facilities, especially in facilities that fail to accurately or timely diagnose or isolate infected persons, or that are treating (or have treated) patients affected by contagious diseases. If any of our facilities were involved in treating patients for such a contagious disease, other patients might cancel elective procedures or fail to seek needed care at our facilities. Further, an additional pandemic might adversely impact our business by causing a temporary shutdown or diversion of patients, by disrupting or delaying production and delivery of materials and products in the supply chain or by causing staffing shortages in our facilities. In particular, while it is uncertain the extent to which the coronavirus may impact our business, given that a portion of pharmaceuticals and medical supplies used at our facilities are sourced from China, in the event that the coronavirus outbreak or another infectious disease outbreak, or any actions taken by the Chinese government or other governmental authorities in connection therewith, were to disrupt the supply of these pharmaceuticals and/or medical supplies, then our business could be adversely affected. In addition, although we have disaster plans in place and operate pursuant to infectious disease protocols, the potential impact of a worsening of the COVID-19 pandemic or additional pandemics, epidemics or outbreaks of an infectious disease with respect to our markets or our facilities is difficult to predict and could adversely impact our business.

Our Healthcare Services operations face intense competition from other hospitals and extended care and rehabilitation centers and nursing homes which directly affect such segment and consolidated revenues and profitability.

Although Trace operates in a community where it is currently the only general, acute care hospital, it faces substantial competition from other hospitals, including larger tertiary care centers. Although these competing hospitals may be as far as 30 to 50 miles away, patients in Trace's market migrate to these competing facilities as a result of local physician referrals, services availability, managed care plan incentives or personal choice.

Our Trace Extended Care and Rehabilitation Center also competes on a local and regional basis with other facilities providing similar services, including hospitals, extended care and rehabilitation centers, nursing home, assisted living facilities, home health agencies, and similar institutions. Some competitors may operate newer facilities and may provide services, including skilled nursing services, that we do not offer. Our competitors include government-owned, religious organization-owned, secular nonprofit and for-profit institutions. Many of these competitors have greater financial and other resources than we do. Although there is limited, if any, price competition with respect to Medicare and Medicaid residents (since revenues received for services provided to these residents are generally based on pre-established rates), there is substantial price competition for private payment residents.

The Healthcare Services business is highly competitive and competition among hospitals, extended care and rehabilitation centers, nursing homes and other healthcare providers for patients has intensified in recent years. Some of these competing facilities offer services which are not offered by SunLink's subsidiaries' facilities. Some of the competing facilities are owned or operated by tax-supported governmental bodies or by private not-for-profit entities supported by endowments and charitable contributions which can finance capital expenditures on a tax-exempt basis and are exempt from sales, property, and income taxes. SunLink's subsidiaries also face competition from other for-profit healthcare companies, some of which have substantially greater resources, as well as other providers, such as outpatient surgery and diagnostic centers and home health agencies.

The intense competition from other providers of healthcare services directly affects the market share of our subsidiaries' facilities, as well as their and our revenues and profitability.

Changes in market demographics may increase competition for certain of our Healthcare Services subsidiaries.

There is no assurance that we will have the financial resources to fund any substantial capital improvements for our Trace facility or any other subsidiary, which may face additional competition, or that even if financial resources are available to us, that projected operating results will justify such expenditures. An inability to fund or the infeasibility of funding capital improvements could directly or indirectly have an adverse impact on our revenues through lower utilization, increased difficulty in the recruitment of physicians or other service providers and otherwise as a result of increased competition.

SunLink's subsidiaries' Healthcare Services may be subject to, and depend on, CON laws which could affect their ability to operate profitably.

Mississippi currently has laws requiring approval for the purchase, construction or expansion of various Healthcare Services including hospitals, extended care and rehabilitation centers, nursing homes and ambulatory surgery centers and the provision of various services. Under such CON laws, prior state approval is required for the acquisition of major medical equipment or the purchase, lease, construction, expansion, sale or closure of covered healthcare facilities, based on a determination of need for additional or expanded facilities or services. The failure to obtain any required CON may impair SunLink's subsidiaries' ability to operate profitably.

In addition, the elimination or modification of CON laws in Mississippi, where our hospital and extended care and rehabilitation center operates, could subject such facilities to greater competition making it more difficult to operate profitably.

The success of SunLink's hospital subsidiary depends upon, among other things, its ability to maintain good relationships with the physicians and, if the hospital is unable to successfully maintain good relationships with physicians, admissions and outpatient revenues may decrease and operating performance could decline.

Because physicians generally direct the majority of hospital admissions and outpatient services, a hospital's success is, in part, dependent upon the number and quality of physicians on the medical staffs, the admissions and referrals practices of the physicians, and the ability to maintain good relations with physicians. Many physicians are not employees of the hospitals at which they practice, and most physicians have admitting privileges at other hospitals. If our Trace hospital is unable to successfully maintain good relationships with physicians, admissions may decrease and operating performance could decline.

Changes in the laws and regulations regarding payments for hospice services and "room and board" provided to hospice patients residing in skilled nursing facilities could reduce our net patient service revenue and profitability.

For hospice patients receiving extended or nursing home care under certain state Medicaid programs who elect hospice care under Medicare or Medicaid, the state must pay, in addition to the applicable Medicare or Medicaid hospice per diem rate, an amount equal to at least 95% of the Medicaid per diem skilled nursing facility rate for "room and board" furnished to the patient by the skilled nursing facility. The reduction or elimination of Medicare payments for hospice patients residing in skilled nursing facilities could adversely affect the revenues of our skilled nursing facility.

Changes in the laws which would increase minimum staffing levels for skilled nursing facilities

The U.S. Department of Health and Human Services ("HHS") through CMS has issued a proposal that would establish comprehensive staffing requirements for nursing homes, including for the first time, national minimum nurse staffing standards. Under this proposal, nursing homes participating in Medicare and Medicaid would be required to meet specific nursing home staffing levels which, in our rural nursing facility are likely to be higher than the current required staffing levels prescribed by the state of Mississippi in which we operate. The potential increased cost of this proposal could adversely effect the operating profit of our nursing facility.

Risks Relating to our Pharmacy Operations

The operations of our Pharmacy segment may be adversely affected by changes in government reimbursement regulations and payment levels.

For the years ended June 30, 2023 and June 30, 2022, the operations of our Pharmacy segment derived approximately 62% and 69%, respectively, of its net revenues from government payors, principally Medicare and Medicaid. The Deficit Reduction Act of 2005 exempted rural providers of home care related services from the competitive acquisition program to which urban providers are subject.

There is no assurance that the ASP reimbursement methodology will not be extended to the provision of all specialty pharmaceuticals or to the specialty pharmaceuticals most often sold by the Pharmacy segment or that the Pharmacy segment will continue to be able to operate our Pharmacy segment profitably at either existing or at lower reimbursement rates. Likewise, we cannot assure you that the Part B CAP program will not be extended to rural or exurban areas in general or to the areas in which the Pharmacy segment operates, or may seek to operate, in particular or the Pharmacy segment would be able to meet the qualifications to become a Part B CAP vendor either now or at any time in the future.

The operations of our Pharmacy segment could be harmed by further changes in government purchasing methodologies and reimbursement rates for Medicare or Medicaid.

In addition to the impact of MMA, in order to deal with budget shortfalls, some states are attempting to create state administered prescription drug discount plans, to limit the number of prescriptions per person that are covered, to raise Medicaid co-pays and deductibles, and are proposing more restrictive formularies and reductions in pharmacy reimbursement rates. Any reductions in amounts reimbursable by other government programs for pharmacy services or changes in regulations governing such reimbursements could materially and adversely affect our Pharmacy segment business, financial condition and results of operations.

Louisiana, where our Pharmacy segment operates, has implemented a managed Medicaid program which is administered by outside contractors. These managed Medicaid programs are designed to reduce the State's administrative costs and the cost of the products and services provided to beneficiaries.

The DME service line of the Pharmacy segment may be adversely affected by further changes in government reimbursement regulations and payment levels, especially if the DME service line becomes subject to additional competitive bidding procedures.

The Pharmacy segment is currently subject to the expanded provisions of the Medicare competitive bidding program which have had a negative impact on the prices we receive for DME. The current provisions could be expanded or changed in the future. Any additional changes in government reimbursement or payment amounts could have a further adverse effect on our consolidated results of operations.

The operations of our Pharmacy segment depend on a continuous supply of key products. Any shortages of key products could adversely affect the business of the Pharmacy segment.

Many of the products distributed by the operations of our Pharmacy segment are manufactured with ingredients that are susceptible to supply shortages. In addition, the manufacturers of these products may not have adequate manufacturing capability to meet rising demand. If any products distributed by the Pharmacy segment are in short supply for extended periods of time, this could result in a material adverse effect on our business and results of operations.

The operations of our Pharmacy segment are highly dependent on our relationship with and the stability of one key supplier, and the loss of such key supplier could adversely affect the business of the Pharmacy segment.

Any termination of, or adverse change in, our relationships with our key supplier, or the loss of supply of one of our key products for any other reason, could have a material adverse effect on the business of the Pharmacy segment and our consolidated results of operations. The largest supplier for the Pharmacy segment accounted for approximately 77% and 75% of the segment's cost of goods sold in the fiscal years ended June 30, 2023 and June 30, 2022, respectively. In addition, the Pharmacy segment has few long-term contracts with its suppliers. Arrangements with most of its suppliers may be canceled by either party, without cause and on minimal notice; and many of these arrangements are not governed by written agreements.

The loss of one or more of larger institutional pharmacy customers could hurt our business by reducing the revenues and profitability of the operations of our Pharmacy segment.

As is customary in the institutional pharmacy industry, the institutional pharmacy service line of our Pharmacy segment has customer contracts, but generally not long-term contracts, with its institutional pharmacy customers. Loss of existing contracts or significant declines in the level of purchases by one or more of the larger institutional pharmacy customers could have a material adverse effect on the business of the Pharmacy segment and our consolidated results of operations.

The failure of the Pharmacy segment to maintain eligibility as a Medicare and Medicaid supplier could materially adversely affect its competitive position. Likewise, its failure to maintain and expand relationships with private payors, who can effectively determine the pharmacy source for their members, could materially adversely affect its competitive position.

Changes in average wholesale prices ("AWP") could reduce our pricing and margins.

Many government payors, including Medicare and Medicaid, have paid, or continue to pay, the operations of our Pharmacy segment directly or indirectly at a rate based upon a drug's AWP less a percentage factor. The Pharmacy segment also has contracted with some private payors to sell drugs at AWP or at AWP less a percentage factor. For most drugs, AWP is compiled and published by several private companies, including First DataBank, Inc. Several states have filed lawsuits against pharmaceutical manufacturers for allegedly inflating reported AWP for prescription drugs. In addition, class action lawsuits have been brought by consumers against pharmaceutical manufacturers alleging overstatement of AWP. We are not responsible for such calculations, reports or payments; however, there can be no assurance that the ability of our Pharmacy segment to negotiate discounts from drug manufacturers will not be materially adversely affected by such investigations or lawsuits.

The federal government also has entered into settlement agreements with several drug manufacturers relating to the calculation and reporting of AWP pursuant to which the drug manufacturers, among other things, have agreed to report new pricing information, the "average sales price", to government healthcare programs. The average sales price is calculated differently than AWP and may be expected to have the effect of indirectly reducing reimbursement.

The Pharmacy segment faces numerous competitors and potential competitors in the market in which our Pharmacy segment operates, many of whom are significantly larger and who have significantly greater financial resources.

Large national companies operate in the existing market in which our Pharmacy segment operates. We cannot assure you that one or more of such companies or other healthcare companies will not seek to compete or intensify their level of competition in the areas in which we conduct or may seek to conduct one or more of the components of the operations of our Pharmacy segment.

The operations of our Pharmacy segment may be adversely affected by industry trends in managed care contracting and consolidation.

A growing number of health plans are contracting with a single provider of Pharmacy services. Likewise, manufacturers may not be eager to contract with regional providers of Pharmacy services. If the Pharmacy segment is unable to obtain managed care contracts in the areas in which we provide Pharmacy services or are unable to obtain pharmacy products at reasonable costs or at all, the business operations of our Pharmacy segment could be adversely affected.

The Pharmacy segment market may grow slower than expected, which could adversely affect our revenues.

We cannot predict the rate of actual future growth in product availability and spending, the extent to which patient demand or spending for specialty drug services in rural or exurban areas will match national averages or whether government payors will provide reimbursement for new products under Medicare or Medicaid on a timely basis, at what rates, or at all. Adverse developments in any of these areas could have an adverse impact on the business operations of our Pharmacy segment.

The profitability of our Pharmacy segment can be adversely affected by a decrease in the introduction of new brand name and generic prescription drugs.

Sales and profit margins of the Pharmacy segment are materially affected by the introduction of new brand name and generic drugs. New brand name drugs can result in increased drug utilization and associated sales revenues, while the introduction of lower priced generic alternatives typically result in relatively lower sales revenues, but higher gross profit margins. Accordingly, a decrease in the number of significant new brand name drugs or generics successfully introduced could adversely affect our business and results of operations.

Other Risks

Future developments could affect our ability to maintain adequate liquidity. Additionally, our ability to access alternative sources of capital is limited.

Historically, our available capital has been sufficient to meet our operating expenses, lease obligations, debt service requirements, and capital expenditures, and we have managed our liquidity such that our aggregate unrestricted cash at June 30, 2023, was $4,486, of which a substantial portion was received as government support funds relating to the COVID-19 pandemic and is subject to extensive terms and conditions. Future circumstances could require us to materially increase our revenues, materially reduce our expenses, or otherwise materially improve operating results, dispose of existing assets or obtain material new sources of capital in order to maintain adequate liquidity.

The Company is currently limited in its ability to raise capital, debt or equity, in the public or private markets on what it considers acceptable terms was likely nonexistent. The Company and its subsidiaries currently must fund working capital needs from cash on hand, cash from operations or cash from the sale of additional assets, and we cannot assure you that we will be successful in improving our results of operations, reducing our costs, obtaining additional credit facilities or selling additional assets.

Forward-looking statements in this Annual Report may prove inaccurate.

This document contains forward-looking statements about SunLink that are not historical facts but, rather, are statements about future expectations. Forward-looking statements in this document are based on management's current views and assumptions and may be influenced by factors that could cause actual results, performance or events to be materially different from those projected. These forward-looking statements are subject to numerous risks and uncertainties. Important factors, some of which are beyond the control of SunLink, could cause actual results, performance or events to differ materially from those in the forward-looking statements. These factors include those described above under *"Risk Factors"* and elsewhere in this Annual Report under "*Forward-Looking Statements*."

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal properties as of the date of filing of this Annual Report are listed below:

Name or function (licensed beds)	Location City and State	Square Footage	Date of Acquisition/ Lease Inception	Ownership Type
Healthcare Services				
Trace Regional Hospital (49)	Houston, MS	76,344	February 1, 2001	Owned
Trace Extended Care and Rehabilitation Center (66)	Houston, MS	32,700	February 1, 2001	Owned
Trace Regional Hospital clinic	Okolona, MS	1,450	May 20, 2022	Owned
Houston, MS land	Houston, MS	5.3 acres (1)	February 1, 2001	Owned
Ellijay, GA land	Ellijay, GA	24.7 acres (1)	October 1, 2019	Owned
Pharmacy Operations				
Carmichael's Cashway Pharmacy, Inc.	Crowley, LA	22,500 (2)	April 22, 2008	Leased
Carmichael's Cashway Pharmacy, Inc.	Lafayette, LA	7,244 (3)	April 22, 2008	Leased
Carmichael's Cashway Pharmacy, Inc.	Lake Charles, LA	7,808 (4)	April 22, 2008	Leased
Carmichael's Cashway Pharmacy, Inc.	Lafayette, LA	545 (5)	March 31, 2015	Leased
Corporate Offices	Atlanta, GA	1,121 (6)	June 1, 1998	Leased

(1)   This owned property is currently undeveloped.
(2)   Lease of approximately 20,100 square feet of store location, warehouse and office space. The lease expires in March 2026 and provides for a renewal of the lease for a five-year term. Includes an additional lease which commenced in June 2018, of approximately 2,400 square feet of off-site warehouse space and which expires in May 2024.
(3)   This lease is for a store location and warehouse space. It expires in October 2025.
(4)   This lease is for a store location and warehouse space and expires in December 2024.
(5)   This lease is for a store location in a medical office building and expires in August 2024. This lease provides for a renewal of the lease at the expiration date at our option for the three-year term.
(6)   This lease is for office space for corporate staff and SunLink Health Systems Technology ("SHST"). The lease expires in June 2025. SHST staff generally work from home when not at client locations.

Item 3. *Legal Proceedings*

The Company and its subsidiaries are subject to various claims and litigation that arise from time to time in the ordinary course of business, including, among other things, tax, contract, workers compensation and medical malpractice claims and other claims and litigation. Medical malpractice and certain other claims are generally covered by malpractice, general liability or other insurance but are subject to provisions under which the Company retains a portion of the risk, which retention, particularly in the case of claims of medical malpractice, can be material. Based on current knowledge, the Company's management does not believe that any current pending legal proceedings will have a material adverse effect on the Company's consolidated financial position or its liquidity. However, in light of the uncertainties involved and indeterminate damages sought in some such legal proceedings, an adverse outcome could be material to our results of operations or cash flows in any reporting period.

Item 4. *Mine Safety Disclosure*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters*

SunLink common shares are listed on the NYSE American exchange. SunLink's ticker symbol is "SSY". As of June 30, 2023, there were approximately 249 registered holders of SunLink common shares.

Equiniti Trust Company is the Transfer Agent and Registrar for our common shares. For all shareholder inquiries, call Equiniti Trust Company Shareholder Services Department at 1-888-999-0032.

Dividends

SunLink does not currently pay cash dividends. SunLink has historically retained its earnings for use in the operation and improvement of its business and for other corporate purposes. While the Company currently does not anticipate declaring or paying regular cash dividends in the foreseeable future, the board of directors has discussed returning capital to shareholders from funds derived from asset sales or otherwise. Any future determination to declare or pay cash dividends will be made by SunLink's board of directors and will depend on SunLink's financial condition, results of operations, business, prospects, capital requirements, credit agreements and such other matters as the board of directors may consider relevant at this time.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations (all dollar amounts in thousands, except per share and revenue per equivalent admissions amounts)*

This Annual Report and the documents that are incorporated by reference in this Annual Report contain certain forward-looking statements within the meaning of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts and may be identified by the use of words such as "may," "believe," "will," "seeks to", "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements are based on the current plans and expectations and are subject to a number of risks, uncertainties and other factors which could significantly affect current plans and expectations and our future financial condition and results. For a listing and a discussion of such factors, which could cause actual results, performance and achievements to differ materially from those anticipated, see *Certain Cautionary Statements—Forward Looking Information and Item 1A*.

Critical Accounting Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires us to make estimates and assumptions that affect reported amounts and related disclosures. We consider an accounting estimate to be critical if:

- it requires assumptions to be made that were uncertain at the time the estimate was made; and

- changes in the estimate or different estimates that could have been made could have a material impact on our consolidated statement of earnings or financial condition.

The table of critical accounting estimates that follows is not intended to be a comprehensive list of all of our accounting policies that require estimates. We believe that of our significant accounting policies, as discussed in Note 2 of our Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for the fiscal year ended June 30, 2023, the estimates discussed below involve a higher degree of judgment and complexity. We believe the current assumptions and other considerations used to estimate amounts reflected in our consolidated financial statements are appropriate. However, if actual experience differs from the assumptions and other considerations used in estimating amounts reflected in our consolidated financial statements, the resulting changes could have a material adverse effect on our consolidated results of operations and financial condition.

The table that follows presents information about our critical accounting estimates, as well as the effects of hypothetical changes in the material assumptions used to develop each estimate:

Balance Sheet or Statement of Operations and Comprehensive Earnings and Loss Caption/Nature of Critical Estimate Item (dollar amounts in thousands, except per share)	Assumption / Approach Used (dollar amounts in thousands, except per share)	Sensitivity Analysis (dollar amounts in thousands, except per share)
Receivables-net and Provision for Concession Adjustments		
Receivables-net for our Healthcare Services segment primarily consists of amounts due from third-party payors and patients from providing healthcare services to healthcare facility patients. Receivables for our Pharmacy segment primarily consists of amounts due from third-party payors; institutions such as extended care and rehabilitation centers, nursing homes, home health, hospice, hospitals; Medicaid Part D program; and customers from the sale of pharmacy services and merchandise. Our ability to collect outstanding receivables is critical to our results of operations and cash flows. The primary uncertainty lies with accounts for which patients are responsible, which we refer to as patient responsibility accounts. These accounts include both amounts payable by uninsured patients and co-payments and deductibles payable by insured patients. Our provision for concession adjustments, included in our results of continuing operations for the years ended June 30, was as follows: 2023—$1,346; and 2022—$967	The largest component of concessions adjustments in our patient accounts receivable for our Healthcare Services and Pharmacy segments relates to accounts for which patients are responsible, which we refer to as patient responsibility accounts. These accounts include both amounts payable by uninsured patients and co-payments and deductibles payable by insured patients. In general, we attempt to collect deductibles, co-payments and self-pay accounts prior to the time of service for non-emergency care. If we do not collect these patient responsibility accounts prior to the delivery of care, the accounts are handled through our billing and collections processes. We attempt to verify each patient's insurance coverage as early as possible before a scheduled non-emergency admission or procedure, including with respect to eligibility, benefits and authorization/pre-certification requirements, in order to notify patients of the estimated amounts for which they will be responsible. Our hospital does not operate an emergency room. We attempt to verify insurance coverage within a reasonable amount of time for all non-emergency urgent admissions in compliance with the Emergency Medical Treatment and Active Labor Act. In general, we utilize the following steps in collecting accounts receivable: if possible, cash collection of all or a portion of deductibles, co-payments and self-pay accounts prior to or at the time service is provided; billing and follow-up with third party payors; collection calls; utilization of collection agencies; sue to collect if the patient has the means to pay and chooses not to pay; and if collection efforts are unsuccessful, write off the accounts.	A significant increase in our provision for doubtful accounts (as a percentage of revenues) would lower our earnings. This would adversely affect our results of operations, financial condition, liquidity and potentially our future access to capital. If net revenues during fiscal year 2023 were changed by 1%, our 2023 after-tax income from continuing operations would change by approximately $479 or diluted earnings per share of $0.07. This is only one example of reasonably possible sensitivity scenarios. The process of determining the allowance requires us to estimate uncollectible patient accounts that are highly uncertain and requires a high degree of judgment. It is impacted by, among other things, changes in regional economic conditions, business office operations, payor mix and trends in private and federal or state governmental healthcare coverage.

Balance Sheet or Statement of Operations and Comprehensive Earnings and Loss Caption/Nature of Critical Estimate Item (dollar amounts in thousands, except per share)	Assumption / Approach Used (dollar amounts in thousands, except per share)	Sensitivity Analysis (dollar amounts in thousands, except per share)
	Our policy is to write off accounts after all collection efforts have failed, which is typically no longer than 120 days after the date of discharge of the patient or service to the patient or customer. Patient responsibility accounts represent the majority of our write-offs. Our subsidiary hospital retains third-party collection agencies for billing and collection of delinquent accounts; the use of one or more collection agencies promotes competition and improved performance. Generally, we do not write off accounts prior to utilizing the services of a collection agency. Once collection efforts have proven unsuccessful, an account is written off from our patient accounting system. We monitor our revenue trends by payor classification on a quarter-by-quarter basis along with the composition of our accounts receivable agings. This review is focused primarily on trends in self-pay revenues, self-pay accounts receivable, co-payment receivables and historic payment patterns. In addition, we analyze other factors such as day's revenue in accounts receivable and we review admissions and charges by physicians, primarily focusing on recently recruited physicians.	

Balance Sheet or Statement of Operations and Comprehensive Earnings and Loss Caption/Nature of Critical Estimate Item (dollar amounts in thousands, except per share)	Assumption / Approach Used (dollar amounts in thousands, except per share)	Sensitivity Analysis (dollar amounts in thousands, except per share)

Revenue recognition / Net Patient Service Revenues

For our Healthcare Services segment, we recognize revenues in the period in which services are provided. For our Pharmacy segment, we recognize revenues in the period in which services are provided and at the time the customer takes possession of merchandise. Patient receivables primarily consist of amounts due from third-party payors and patients. Amounts we receive for treatment of patients covered by governmental programs, such as Medicare and Medicaid, and other third-party payors, such as HMOs, PPOs and other private insurers, are determined pursuant to contracts or established government rates and are generally less than our established billing rates. Accordingly, our gross revenues and patient receivables are reduced to net amounts receivable pursuant to such contracts or government payment rates through an allowance for contractual discounts. The sources of these revenues were as follows for the year ended June 30, 2023 (as a percentage of total revenues):

Medicare—39.6%;
Medicaid—23.2%; and
Commercial insurance and other sources—20.0%.

Revenues are recorded at estimated amounts due from patients, third-party payors, institutions, and others for healthcare and pharmacy services and goods provided net of contractual discounts pursuant to contract or government payment rates. Estimates for contractual allowances are calculated using computerized and manual processes depending on the type of payor involved. In our hospital, the contractual allowances are calculated by a computerized system based on payment terms for each payor and certain manual estimates are used in calculating contractual allowances based on historical collections from payors that are not significant or have not entered into a contract with us. All contractual adjustments regardless of type of payor or method of calculation are reviewed and compared to actual experience on a periodic basis.

Accounts receivable primarily consist of amounts due from third party payors, institutions, and patients. Amounts we receive for the treatment of patients covered by HMOs, PPOs and other private insurers are generally less than our established billing rates. We include contractual allowances as a reduction to revenues in our financial statements based on payor specific identification and payor specific factors for rate increases and denials.

Balance Sheet or Statement of Operations and Comprehensive Earnings and Loss Caption/Nature of Critical Estimate Item (dollar amounts in thousands, except per share)	Assumption / Approach Used (dollar amounts in thousands, except per share)	Sensitivity Analysis (dollar amounts in thousands, except per share)
	Governmental payors	**Governmental payors**
	The majority of services performed on Medicare and Medicaid patients are reimbursed at predetermined reimbursement rates.	Because the laws and regulations governing the Medicare and Medicaid programs are complex and subject to change, the estimates of contractual discounts we record could change by material amounts. Adjustments related to final settlements for revenues retrospectively increased (decreased) our revenues from continuing operations by the following amounts for the years ended June 30:
	The differences between the established billing rates (i.e., gross charges) and the predetermined reimbursement rates are recorded as contractual discounts and deducted from gross charges. Under this prospective reimbursement system, there is no adjustment or settlement of the difference between the actual cost to provide the service and the predetermined reimbursement rates.	
		2023—$151 and 2022—$33.
	Discounts for retrospectively cost-based revenues are estimated based on historical and current factors and are adjusted in future periods when settlements of filed cost reports are received.	
	Final settlements under all programs are subject to adjustment based on administrative review and audit by third party intermediaries, which can take several years to resolve completely.	
	Commercial Insurance	**Commercial Insurance**
	For most managed care plans, contractual allowances estimated at the time of service are adjusted to actual contractual allowances as cash is received and claims are reconciled.	If our overall estimated contractual discount percentage on all of our commercial revenues during 2023 were changed by 1%, our 2023 after-tax income from continuing operations would change by approximately $95. This is only one example of reasonably possible sensitivity scenarios. The process of determining the allowance requires us to estimate the amount expected to be received and requires a high degree of judgment. It is impacted by changes in managed care contracts and other related factors.
	We evaluate the following criteria in developing the estimated contractual allowance percentages: historical contractual allowance trends based on actual claims paid by managed care payors; review of contractual allowance information reflecting current contract terms; consideration and analysis of changes in payor mix reimbursement levels; and other issues that may impact contractual allowances.	A significant increase in our estimate of contractual discounts would lower our earnings. This would adversely affect our results of operations, financial condition, liquidity and future access to capital.

Balance Sheet or Statement of Operations and Comprehensive Earnings and Loss Caption/Nature of Critical Estimate Item (dollar amounts in thousands, except per share)	Assumption / Approach Used (dollar amounts in thousands, except per share)	Sensitivity Analysis (dollar amounts in thousands, except per share)

Intangible assets and accounting for business combinations

Our intangible assets by business segment included in our consolidated balance sheets as of June 30 for the following years was as follows:

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification 350-10, "Intangibles—Goodwill and Other," ("ASC 350-10") goodwill and intangible assets with indefinite lives are reviewed by us at least annually for impairment. For purposes of these analyses, the estimate of fair value is based on the income approach, which estimates the fair value based on future discounted cash flows. The estimate of future discounted cash flows is based on assumptions and projections that are believed to be currently reasonable and supportable. If it is determined the carrying value of goodwill or other intangible assets to be impaired, then the carrying value is reduced.

The purchase price of acquisitions is allocated to the assets acquired and liabilities assumed based upon their respective fair values and are subject to change during the twelve-month period subsequent to the acquisition date. We engage independent third-party valuation firms to assist us in determining the fair values of assets acquired and liabilities assumed at the time of acquisition. Such valuations require us to make significant estimates and assumption, including projections of future events and operating performance.

	2023	2022
Pharmacy		
Trade name	$ 1,180	$ 1,180
Customer relationships	1,089	1,089
Medicare License	623	623
	2,892	2,892
Accumulated amortization	(1,712)	(1,691)
Total	$ 1,180	$ 1,201

Balance Sheet or Statement of Operations and Comprehensive Earnings and Loss Caption/Nature of Critical Estimate Item (dollar amounts in thousands, except per share)	Assumption / Approach Used (dollar amounts in thousands, except per share)	Sensitivity Analysis (dollar amounts in thousands, except per share)
	Fair value estimates are derived from independent appraisals, established market values of comparable assets, or internal calculations of estimated future net cash flows. Our estimate of future cash flows is based on assumptions and projections we believe to be currently reasonable and supportable. Our assumptions take into account revenue and expense growth rates, patient volumes, changes in payor mix, and changes in legislation and other payor payment patterns.	

Professional and general liability claims

We are subject to potential medical malpractice lawsuits and other claims as part of providing healthcare and pharmacy related services. To mitigate a portion of this risk, we have maintained insurance for individual malpractice claims exceeding a self-insured retention amount. Our self-insurance retention amount was $1,000 on individual malpractice claims for each contract year commencing March 1, 2011 through February 29, 2016 and was reduced to $750 from March 1, 2016 through March 31, 2021. A tail insurance policy has been purchased for claims occurring on or before March 31, 2021 which has a $750 per incident self-insured retention. For claims occurring after March 31, 2021, claims made insurance policies have been purchased with $1,000 on individual malpractice claims for the contract years commencing April 1, 2021 through March 31, 2024.	The reserve for professional and general liability claims is based upon independent actuarial calculations, which consider historical claims data, demographic considerations, severity factors and other actuarial assumptions in the determination of reserve estimates.	Actuarial calculations include a large number of variables that may significantly impact the estimate of ultimate losses recorded during a reporting period. In determining loss estimates, professional judgment is used by each actuary by selecting factors that are considered appropriate by the actuary for our specific circumstances. Changes in assumptions used by our independent actuary with respect to demographics and geography, Industry trends, development patterns and judgmental selection of other factors may impact our recorded reserve levels and our results of operations.
Each year, we obtain quotes from various malpractice insurers with respect to the cost of obtaining medical malpractice insurance coverage. We compare these quotes to our most recent actuarially determined estimates of losses at various self-insured retention levels. Accordingly, changes in insurance costs affect the self-insurance retention level we choose each year. As insurance costs increase, we may accept a higher level of risk in self-insured retention levels.	The reserve for professional and general liability claims reflects the current estimate of all outstanding losses, including incurred but not reported losses, based upon actuarial calculations as of the balance sheet date. The loss estimates included in the actuarial calculations may change in the future based upon updated facts and circumstances. We revise our reserve estimation process by obtaining independent actuarial calculations quarterly.	Changes in our initial estimates of professional and general liability claims are non-cash charges and accordingly, there would be no material impact currently on our liquidity or capital resources.

Balance Sheet or Statement of Operations and Comprehensive Earnings and Loss Caption/Nature of Critical Estimate Item (dollar amounts in thousands, except per share)	Assumption / Approach Used (dollar amounts in thousands, except per share)	Sensitivity Analysis (dollar amounts in thousands, except per share)
The reserve for professional and general liability claims included in our consolidated balance sheets as of June 30 was as follows: 2023—$190 and 2022—$111 The total increases for professional and general liability coverage, included in our consolidated results of operations for the years ended June 30, was as follows: 2023—$386; and 2022—$454.	Our estimated reserve for professional and general liability claims will be significantly affected if current and future claims differ from historical trends. While we monitor reported claims closely and consider potential outcomes as estimated by our independent actuaries when determining our professional and general liability reserves, the complexity of the claims, the extended period of time to settle the claims and the wide range of potential outcomes complicates the estimation process. In addition, certain states, including Georgia, have passed varying forms of tort reform which attempt to limit the number and types of claims and the amount of some medical malpractice awards. If enacted limitations remain in place or if similar laws are passed in the states where our other medical facilities are located, our loss estimates could decrease. Conversely, liberalization of the number and type of claims and damage awards permitted under any such law applicable to our operations could cause our loss estimates to increase.	

Balance Sheet or Statement of Operations and Comprehensive Earnings and Loss Caption/Nature of Critical Estimate Item (dollar amounts in thousands, except per share)	Assumption / Approach Used (dollar amounts in thousands, except per share)	Sensitivity Analysis (dollar amounts in thousands, except per share)

Accounting for income taxes

Deferred tax assets generally represent items that will result in a tax deduction in future years for which we have already recorded the tax benefit in our Statement of Operations and Comprehensive Earnings and Loss. We assess the likelihood that deferred tax assets will be recovered from future taxable income. To the extent we believe that recovery is not probable, a valuation allowance is established. To the extent we establish a valuation allowance or increase this allowance, we must include an expense as part of the income tax provision in our results of operations. Our net deferred tax asset (liability) balance (net of valuation allowance) in our consolidated balance sheets as of June 30 for the following years was as follows:

2023—$(69); and
2022—$(69).

Our valuation allowances for deferred tax assets in our consolidated balance sheets as of June 30 for the following years were as follows:

2023—$8,286; and
2022—$7,919.

In addition, significant judgment is required in determining and assessing the impact of certain tax-related contingencies. We establish accruals when, despite our belief that our tax return positions are fully supportable, it is probable that we have incurred a loss related to tax contingencies and the loss or range of loss can be reasonably estimated.

We adjust the accruals related to tax contingencies as part of our provision for income taxes in our results of operations based upon changing facts and circumstances, such as the progress of a tax audit, development of industry related examination issues, as well as legislative, regulatory or judicial developments. A number of years may elapse before a particular matter, for which we have established an accrual, is audited and resolved.

The first step in determining the deferred tax asset valuation allowance is identifying reporting jurisdictions where we have a history of tax and operating losses or are projected to have losses in future periods as a result of changes in operational performance. We then determine if a valuation allowance should be established against the deferred tax assets for that reporting jurisdiction.

The second step is to determine the amount of the valuation allowance. We will generally establish a valuation allowance equal to the net deferred tax asset (deferred tax assets less deferred tax liabilities) related to the jurisdiction identified in the first step of the analysis. In certain cases, we may not reduce the valuation allowance by the amount of the deferred tax liabilities depending on the nature and timing of future taxable income attributable to deferred tax liabilities.

In assessing tax contingencies, we identify tax issues that we believe may be challenged upon examination by the taxing authorities. We also assess the likelihood of sustaining tax benefits associated with tax planning strategies and reduce tax benefits based on management's judgment regarding such likelihood. We compute the tax on each contingency. We then determine the amount of loss, or reduction in tax benefits based upon the foregoing and reflects such amount as a component of the provision for income taxes in the reporting period.

During each reporting period, we assess the facts and circumstances related to recorded tax contingencies. If tax contingencies are no longer deemed probable based upon new facts and circumstances, the contingency is reflected as a reduction of the provision for income taxes in the current period.

Our deferred tax assets were $8,286 at June 30, 2023, excluding the impact of valuation allowances. At June 30, 2023, the Company evaluated the need for a valuation allowance against our deferred tax assets and determined that it was more likely than not that none of our deferred tax assets would be realized. As a result, in accordance with ASC 740, we recognized a total valuation allowance of $8,286 against the deferred tax asset so that the net tax deferred asset was $0 at June 30, 2023. We conducted our evaluation by considering available positive and negative evidence to determine our ability to realize our deferred tax assets. In our evaluation, we gave more significant weight to evidence that was objective in nature as compared to subjective evidence. Also, more significant weight was given to evidence we judged directly related to our current financial performance as compared to less current evidence and future plans.

The IRS may propose adjustments for items we have failed to identify as tax contingencies. If the IRS were to propose and sustain assessments equal to 10% of our taxable income for 2023, we would incur approximately $0 of additional tax expense for 2023 plus applicable penalties and interest.

Financial Summary

The results of continuing operations shown in the historical summary below are for our two business segments, Healthcare Services and Pharmacy.

	2023	2022
Net Revenues—Healthcare Services	$ 14,441	$ 13,409
Net Revenues—Pharmacy	33,508	27,935
Total Net Revenues	47,949	41,344
Costs and expenses	(50,271)	(46,684)
Operating profit (loss)	(2,322)	(5,340)
Federal stimulus - Pandemic relief funds	510	720
Forgiveness of PPP loans and accrued interest	0	3,010
Interest Income (Expense), net	120	(15)
Gain on sale of assets	30	10
Earnings (loss) from continuing operations before income taxes	$ (1,662)	$ (1,615)
Healthcare Services segment:		
Hospital and Extended Care and Rehabilitation Center Admissions	370	444
Hospital and Extended Care and Rehabilitation Center Patient Days	25,791	22,507

Results of Operations

Our net revenues are principally from our two business segments, Healthcare Services and Pharmacy. The Company's net revenues by payor were as follows for the years ended June 30, 2023 and 2022:

	2023	2022
Medicare	$ 18,983	$ 20,025
Medicaid	11,130	10,493
Retail and Institutional Pharmacy	7,271	5,879
Managed Care & Other Insurance	9,576	3,642
Self-pay	872	1,199
Other	117	106
Total Net Revenues	$ 47,949	$ 41,344

Healthcare Services net revenues in the current year are composed of revenues from its hospital, clinics, extended care and rehabilitation center, and a subsidiary which provides information technology services to outside customers and SunLink subsidiaries. Healthcare Services net revenues increased $1,032, or 7.7% in the year ended June 30, 2023 compared to the year ended June 30, 2022. The increase in net revenues for fiscal 2023 resulted primarily from a 21.4% increase in extended care and rehabilitation center patient days compared to the prior year patient days. Settlements of prior year Medicare and Medicaid cost reports contributed net revenues from continuing operations of $151 for the year ended June 30, 2023 and $33 for the year ended June 30, 2022.

Pharmacy Segment net revenues for the year ended June 30, 2023 of $33,508 increased 20.0% from the prior year. The increased net revenues include the recognition of prior periods' accrued sales tax of $2,615. Total scripts filled increased 6.1% while Durable Medical Equipment ("DME") sales orders decreased 2.1% for the year ended June 30, 2023 from the prior year. Retail pharmacy sales increased 25.5% for the year ended June 30, 2023 from the prior year due to a 25.4% increase in per script net revenues. Institutional pharmacy sales increased 16.4% for the year ended June 30, 2023 from the prior year due to a 8.0% increase in per script net revenues. DME sales increased, 21.2% for the year ended June 30, 2023 from the prior year due to a 23.8% increase in per script net revenues.

Costs and expenses, including depreciation and amortization, were $50,271 and $46,684 for the fiscal years ended June 30, 2023 and 2022, respectively. Costs and expenses as a percentage of net revenues were:

	2023	2022
Cost of goods sold	38.8%	39.7%
Salaries, wages and benefits	40.0%	46.0%
Supplies	2.8%	3.1%
Purchased services	8.6%	8.6%
Other operating expenses	9.9%	10.5%
Rent and lease expense	1.0%	1.3%
Depreciation and amortization expense	3.7%	3.7%

Cost of goods sold as a percent of net revenues decreased 1.1% in the fiscal year ended June 30, 2022 compared to the prior fiscal year due to the increased net revenue in the most recent year which included the recognition of prior periods' accrued sales tax of $2,615, not withstanding the increased cost of drugs and supplies this year. Salaries, wages and benefits expense as a percent of net revenues decreased 6.2% this year compared to the prior fiscal year primarily due to the use of outside purchased services which replaced certain Healthcare Services segment employees in light of our difficulties attracting qualified employees.

Operating loss was $2,322 for the fiscal year ended June 30, 2023 compared to an operating loss of $5,340 for the year ended June 30, 2022. The operating loss in the year ended June 30, 2023 decreased $3,018 compared to the prior fiscal year resulted primarily as a result of increased Healthcare Services and Pharmacy segments net revenues in the most recent fiscal year.

Forgiveness of PPP loan and accrued interest

During the fiscal year ended June 30, 2022, $2,972 of our PPP loans and related $38 of accrued interest were forgiven by the SBA and recorded as income relating to the PPP loan forgiveness. As of June 30, 2022, all PPP loans were forgiven by the SBA.

Other Income - Federal stimulus – Pandemic relief funds

As part of CARES, two subsidiaries received total payments of $6,182 under the Provider Relief Fund ("PRF"). The Company recognized income when it was able to comply with the relevant conditions of the grants. During the fiscal year ended June 30, 2023, $510 of these funds were recognized as Other Income for reimbursement of Lost Revenues and for COVID-19 related expenses compared to $720 for the fiscal year ended June 30, 2022.

Interest Income (Expense)-net

Interest income, net was $120 for the fiscal year ended June 30, 2023, compared to $15 net interest expense for the year ended June 30, 2022. The interest income, net, for the year ended June 30, 2023, resulted primarily from interest income received on ERC refund claims received. The interest expense, net, for the year ended June 30, 2022, consisted primarily of interest accrued on PPP loans in those fiscal years.

Income Taxes

We recorded income tax benefit of $7 (all state tax benefit) for the fiscal year ended June 30, 2023 compared to an income tax expense of $107 ($60 federal and $47 state tax expense) for the fiscal year ended June 30, 2022.

Of the CARES Act provisions, the most material income tax considerations related to the Company are related to the amounts for ERC and amounts received as general and targeted PRF. Based on the latest published IRS guidance as of the preparation of the June 30, 2023 financial statements, PRF (to the extent the applicable terms and conditions required to retain the funds are met "Retainable PRF") are fully includable in taxable income in the Company's tax returns in the fiscal year received. ERC are included in tax income in the Company's tax returns in the quarter in which the payroll expenses for which the credits offset are deductible. ERC results in qualified wages being disallowed as a deduction for the portion of the wages paid equal to the sum of the payroll tax credit taken in the associated quarter. For amounts received and forgiven under the PPP loans, due to the enactment of the Consolidated Appropriations Act, 2021, on December 27, 2020, the deduction of expenses associated with forgiven PPP loan proceeds is specifically permitted. It is the Company's assumption at June 30, 2023 that all PPP Loan associated expenses will be deductible for income tax.

In accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740, we evaluate our deferred taxes quarterly to determine if adjustments to our valuation allowance are required based on the consideration of available positive and negative evidence using a "more likely than not" standard with respect to whether deferred tax assets will be realized. Our evaluation considers, among other factors, our historical operating results, our expectation of future results of operations, the duration of applicable statuary carryforward periods and conditions of the healthcare industry. The ultimate realization of our deferred tax assets depends primarily on our ability to generate future taxable income during the periods in which the related temporary differences in the financial basis and the tax basis of the assets become deductible. The value of our deferred tax assets will depend on applicable income tax rates.

At June 30, 2023, consistent with the above process, we evaluated the need for a valuation allowance against our deferred tax assets and determined that it was more likely than not that none of our deferred tax assets would be realized. As a result, in accordance with ASC 740, we recognized a valuation allowance of $8,286 against the deferred tax asset so that there is no net long-term deferred income tax asset at June 20, 2023. We conducted our evaluation by considering available positive and negative evidence to determine our ability to realize our deferred tax assets. In our evaluation, we gave more significant weight to evidence that was objective in nature as compared to subjective evidence. Also, more significant weight was given to evidence that directly related to our current financial performance as compared to less current evidence and future performance. A long-term deferred tax liability of $69 was established during the year ended June 30, 2023 to reflect the deferred tax liability for the non-amortizing trade name intangible asset.

The principal negative evidence that led us to determine at June 30, 2023 that all the deferred tax assets should have full valuation allowances was the projected current fiscal year tax loss disregarding unusual items associated with the CARES Act discussed above, history of losses as well as the underlying negative business conditions for rural healthcare businesses in which our Healthcare Services Segment businesses operate and the Federal income tax net operating loss carry-forward of approximately $24,802.

Discontinued Operations

Loss from discontinued operations net of income tax was $140 for the year ended June 30, 2023, and loss from discontinued operations net of income taxes were $287 for the year ended June 30, 2022. The results of all the businesses in discontinued operations are presented below:

Sold Hospitals – Subsidiaries of the Company have sold substantially all of the assets of five hospitals ("Other Sold Hospitals") during the period July 2, 2012 to March 17, 2019. The loss for the fiscal year ended June 30, 2023 of the Other Sold Hospitals resulted primarily from retained professional liability claims and workers compensation expenses. The loss before income taxes for the fiscal year ended June 30, 2022 resulted primarily from retained professional liability claims expenses.

Life Sciences and Engineering Segment —SunLink retained a defined benefit retirement plan which covered substantially all of the employees of this segment when the segment was sold in fiscal 1998. Effective February 28, 1997, the plan was amended to freeze participant benefits and close the plan to new participants. Pension expense and related tax benefit or expense is reflected in the results of operations for this segment for the fiscal years ended June 30, 2023 and 2022.

Discontinued Operations—Summary Statement of Earnings Information

	2023	2022
Net Revenues:		
Sold Hospitals	$ 21	$ 24
Earnings (Loss) before Income Taxes:		
Sold Hospitals	$ (139)	$ (243)
Life sciences and engineering	(1)	(44)
Earnings (loss) before income taxes	(140)	(287)
Income tax expense	0	0
Earnings (Loss) from discontinued operations	$ (140)	$ (287)

Net Earnings (Loss) — Net loss for the year ended June 30, 2023 was $1,795 (or a loss of $0.26 per fully diluted share) compared to a net loss for the year ended June 30, 2022 of $2,009 (or a loss of $0.29 per fully diluted share).

Liquidity and Capital Resources

Overview

Our primary source of liquidity is unrestricted cash on hand, which was $4,486 at June 30, 2023. The Company and its subsidiaries currently are funding working capital needs primarily from cash on hand. From time-to-time, we may, nevertheless, seek to obtain financing for the liquidity needs of the Company or individual subsidiaries based on anticipated need. However, currently, the Company's ability to raise capital (debt or equity) in the public or private markets on what it considers acceptable terms is uncertain.

CARES Act Funds - Among the relief provided to health care providers under the CARES Act were grants under PRF and forgivable loans under PPP. We have received a total of $9,416 under the CARES Act programs consisting of $6,182 in general and targeted PRF and $3,234 of PPP loans. During the first two calendar quarters of 2021, the Company applied for $3,586 of ERC through amended quarterly payroll tax filings, all of which the Company has received.

Subject to the effects, risks and uncertainties associated with the COVID-19 pandemic and its aftermath and our ability to retain the CARES funds described above, we believe we have adequate financing and liquidity to support our current level of operations through the next twelve months.

Contractual Obligations, Commitments and Contingencies

Contractual obligations related to long-term debt, non-cancelable operating leases and interest on outstanding debt from continuing operations at June 30, 2023 is shown in the following table. The interest on variable interest debt is calculated at the interest rate in effect at June 30, 2023.

Payments due in:	Long-Term Debt	Interest on Long-Term Debt
1 year	$ 14	$ 1
2 years	0	0
3 years	0	0
4 years	0	0
5 years	0	0
More than 5 years	0	0
	$ 14	$ 1

Long-term Debt —At June 30, 2023, we had outstanding long-term debt of finance lease debt of $14.

The Company's Pharmacy Segment currently expects to purchase capitalizable DME approximately $1,000 to be rented to customers during the next twelve months. The timing and actual amount which will be expended is difficult to predict due to various factors including varying demand for such equipment as well as its availability given current supply sourcing challenges. Other capital expenditures for replacement and upgrade of current facilities and equipment of the Healthcare Services and Pharmacy segments will be needed during the next twelve months. Although there is no estimate of those expenditures, they are expected to be at a substantially lower level than fiscal years 2023 and 2022. The Company anticipates funding such expenditures primarily from cash on hand. Other cash expenditures for the next twelve months currently are expected to be in-line with expenditures for the twelve months ended June 30, 2023, subject to further operating and administrative cost increases, and other settlements of cost reports and other liabilities in the ordinary course of business, and the Company's ability to retain unrecognized CARES Act grants, PPP funds and ERC funds received or previously received. Other than reported above, there have been no material changes outside the ordinary course of business relating to our upcoming cash obligations which have occurred during the twelve months ended June 30, 2023. Other than with respect to scheduled cash expenditures (based on current operating levels) for long-term debt, operating leases, and interest on current outstanding debt, the debt, the specific items previously disclosed here, as well as continued uncertainties relating to the continuing impact of the COVID-19 pandemic, the Company is currently unaware of other trends or unusual uncertainties that are likely to cause a material change in its cash expenditures in periods beyond the next twelve months. See Notes 6 and 9 to our financial statements. The Company is also unaware of events that are reasonably likely to cause a material change in the relationship between its costs and revenues (such as known or reasonably likely future increases in costs of labor or materials, price increases or inventory adjustments, beyond those discussed herein); however, we are unable to predict with any degree of accuracy when, or the extent to which, recent inflationary price trends, labor disruptions and supply chain challenges in 2022 and 2023 will mitigate.

Related Party Transactions

A director of the Company is a member of a law firm which provides services to SunLink. The Company has expensed an aggregate of $264 and $141 to the law firm in the fiscal years ended June 30, 2023 and 2022, respectively. Included in the Company's consolidated balance sheets at June 30, 2023 and 2022 is $36 and $15 of amounts payable to the law firm.

Inflation

During periods of inflation and labor shortages, employee salaries, wages and benefits increase and suppliers pass along rising costs to us in the form of higher prices for their supplies and services. We have limited ability to, and frequently are unable to, offset increases in operating costs by increasing prices for our services and products due to, among other things, our reliance on Medicare and Medicaid payments for a large proportion of our revenues or to implement sufficient cost control measures due to, among other things, our operations in a highly regulated industry. We are thus unable to predict our ability to control future cost increases or offset future cost increases by passing along the increased cost to customers.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data.

Index to Financial Statements and Supplementary Data

	Page
Report of Independent Registered Public Accounting Firm Cherry Bekaert, LLP Atlanta, Georgia PCAOB ID: 00677	F-1
Consolidated Balance Sheets—as of June 30, 2023 and 2022	F-3
Consolidated Statements of Operations and Comprehensive Earnings and Loss—for the years ended June 30, 2023 and 2022	F-4
Consolidated Statements of Shareholders' Equity—for the years ended June 30, 2023 and 2022	F-5
Consolidated Statements of Cash Flows—for the years ended June 30, 2023 and 2022	F-6
Notes to Consolidated Financial Statements—as of and for the years ended June 30, 2023 and 2022	F-7

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with accountants on accounting and financial disclosure matters during the years ended June 30, 2023 and 2022.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act "), as of the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e)) under the Exchange Act. Under the direction of our principal executive officer and principal financial officer, we evaluated our disclosure controls and procedures and internal control over financial reporting and concluded that our disclosure controls and procedures were effective as of June 30, 2023.

Disclosure controls and procedures and other procedures are designed to ensure that information required to be disclosed in our reports or submitted under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on an evaluation of the effectiveness of disclosure controls and procedures performed in connection with this Annual Report on Form 10-K, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2023.

Management's Responsibility for Financial Statements

Our management is responsible for the integrity and objectivity of all information presented in this Annual Report on Form 10-K. The consolidated financial statements contained herein were prepared in conformity with accounting principles generally accepted in the United States of America and include amounts based on management's best estimates and judgments. Management believes the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements fairly represent the Company's financial position and results of operations.

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets regularly with the Company's independent registered public accounting firm and representatives of management to review accounting, financial reporting, internal control and audit matters, as well as the nature and extent of the audit effort. The Audit Committee is responsible for the engagement of the independent registered public accounting firm. The independent registered public accounting firm has free access to the Audit Committee.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of June 30, 2023. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework* (2013). Based on our assessment we concluded that, as of June 30, 2023, the Company's internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

During the last fiscal quarter ended June 30, 2023, there has been no significant change in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

Item 9C. Disclosure Regarding Foreign Jurisdictions the Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

INFORMATION CONCERNING THE BOARD OF DIRECTORS

Identification of Directors

The following table sets forth certain information about the directors of the Company.

	Name and Offices Presently Held with Company	Director Since
C. Michael Ford	Director	1999
Howard E. Turner	Director	1999
Robert M. Thornton, Jr	Director, Chairman, President and Chief Executive Officer	1996
Dr. Steven J. Baileys	Director	2000
Gene E. Burleson	Director	2003
Mark J. Stockslager	Chief Financial Officer and Director	2023

Certain information concerning each person listed in the above table, including his or her principal occupation for at least the last five (5) years, is set forth below.

Robert M. Thornton, Jr., 74, has been Chairman and Chief Executive Officer of the Company since September 10, 1998, President since July 16, 1996, and was Chief Financial Officer from July 18, 1997, through August 31, 2002. From October 1994 to the present, Mr. Thornton also is a private investor in, and, since March 1995, has been Chairman and Chief Executive Officer of, CareVest Capital, LLC, a private investment and management services firm. Mr. Thornton was an officer and director of and held various executive offices with Hallmark Healthcare Corporation from October 1989 until Hallmark's merger with Community Health Systems, Inc. in October 1994. Mr. Thornton was deemed qualified to serve on the board for the reasons set forth below under Director Qualifications, including his business experience set forth herein.

Dr. Steven J. Baileys, 69, is a private investor and was Chairman of the Board of Directors of SafeGuard Health Enterprises, Inc., a public dental care benefits company, from July 1995 to June 2004. Dr. Baileys was Chief Executive Officer of SafeGuard from April 1995 to February 2000, its President from December 1981 until May 1997, and its Chief Operating Officer from December 1981 until April 1995. Dr. Baileys is licensed to practice dentistry in the State of California. Dr. Baileys was deemed qualified to serve on the board for the reasons set forth below under Director Qualifications, including his business experience set forth herein.

Gene E. Burleson, 82, is a private investor and was Chairman of PET DRx Corporation from June 2005 to July 1, 2010 and its Chief Executive Officer from October 2008 until its acquisition by VCA Antech in July 2010. Mr. Burleson was a director of HealthMont Inc. from September 2000 until its acquisition by SunLink in October 2003. Mr. Burleson served as Chairman of Mariner Post-Acute Network, Inc. from January 2000 to June 2002. Mr. Burleson has served as a Director on the Board of Highmark New York since 2013. He currently serves on the Board of Applied UV. Mr. Burleson was Chairman of the Board of GranCare Inc. from October 1990 to November 1997 and President and Chief Executive Officer of GranCare Inc. from December 1989 to February 1997. From June 1986 to March 1989, Mr. Burleson served as President, Chief Operating Officer, and Director of American Medical International Inc. ("AMI"). Mr. Burleson served as Managing Director of AMI's international operations from May 1981 to June 1986. Mr. Burleson was deemed qualified to serve on the board for the reasons set forth below under Director Qualifications, including his business experience set forth herein.

C. Michael Ford, 84, has been President of Ocmulgee Land Trust, Inc. since July 2011. Mr. Ford was the Chief Executive Officer of Newtown Macon, Inc. from December 2003 to March 2014. He was Chairman of the Board of In Home Health, Inc. from February 2000 to December 2000. Mr. Ford also served as Vice President of Development of Columbia/HCA Healthcare Corporation from September 1994 to September 1997 and was Vice President of Marketing of Meditrust Corp. from October 1993 to September 1994. Mr. Ford was deemed qualified to serve on the board for the reasons set forth below under Director Qualifications, including his business experience set forth herein.

Howard E. Turner, 81, served as a partner in the law firm of Smith, Gambrell & Russell, LLP, 1971 to December 31, 2022, when he changed status to senior counsel in that firm. Mr. Turner has served in the past as a director of Avlease, Ltd., a lessor of large commercial aircraft, and as an officer and director of Historic Motorsports Holdings, Ltd. Mr. Turner provides legal services to the Company through the law firm, Smith, Gambrell & Russell, LLP, as requested by the Company. Mr. Turner was deemed qualified to serve on the board for the reasons set forth below under Director Qualifications, including his business experience set forth herein.

Mark J. Stockslager, 64, has been SunLink's Chief Financial Officer since July 1, 2007. He was interim Chief Financial Officer from November 6, 2006 until June 30, 2007. He has been the Principal Accounting Officer since March 11, 1998 and was Corporate Controller from November 6, 1996 to June 4, 2007. He has been associated continuously with our accounting and finance operations since June 1988 and has held various positions, including Manager of U.S. Accounting, from June 1993 until November 1996. From June 1982 through May 1988, Mr. Stockslager was employed by Price Waterhouse & Co.

Audit Committee
The audit committee's primary function is to assist the board in fulfilling its oversight responsibilities by:
• selecting the Company's independent registered public accounting firm and evaluating the independence, performance, and continued retention of such accounting firm;
• reviewing the Company's auditing, accounting, and financial reporting processes generally;
• reviewing the Company's systems of internal controls regarding finance, accounting, legal, and compliance that management and the board have established;
• reviewing the integrity of the financial statements and other financial information provided by the Company to the Company's shareholders, the general public, and the SEC, including:
• reviewing and discussing with management and the independent registered public accounting firm the financial statements to be included in the Company's annual report on Form 10-K for filing with the SEC;
• discussing with the independent registered public accounting firm the conduct of the audit, the adequacy and effectiveness of the Company's accounting and financial controls, and the written disclosures required by Independence Standards Board Standard No. 1 regarding such firm's independence;
• meeting separately with the independent registered public accounting firm and with the Company's internal auditor, as well as the Company's other management, to discuss the results of their audits; and
• reviewing and discussing with management and the independent registered public accounting firm the Company's interim financial statements as included in the Company's quarterly reports;
• reviewing the potential engagement of the Company's independent registered public accounting firm for non-audit services prior to any such engagement and approving any such engagement;
• reassessing annually the adequacy of the audit committee charter and recommending any proposed changes to the board for approval;
• reporting to the Company's board the conclusions with respect to the matters that the audit committee has considered; and
• examining such other areas or activities consistent with the audit committee charter, the Company's Code of Regulations, and governing law as the audit committee or board deem appropriate.
The audit committee has adopted a procedure to receive allegations on any fraudulent accounting issues through a toll-free telephone number and email as set out in the Company's Code of Conduct.
Each member of the audit committee is independent as defined in Section 803(A) of the NYSE American exchange Company Guide and Rule 10A-3 of the Exchange Act. The board has also determined that Mr. Ford meets the requirements for being an "audit committee financial expert" pursuant to Section 407 of the Sarbanes-Oxley Act of 2002. Our audit committee charter is available on our website at *www.sunlinkhealth.com*.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Our executive officers, as of September 27, 2023, their positions with the Company or its subsidiaries and their ages are as follows:

Name	Offices	Age
Robert M. Thornton, Jr.	Director, Chairman of the Board of Directors, President and Chief Executive Officer	74
Mark J. Stockslager	Director, Chief Financial Officer and Principal Accounting Officer	64
Sheila G. Brockman	Vice President – SunLink Health Systems, Inc., Chairperson of Southern Health Corporation of Houston, Inc.	63
Byron D. Finn	President—SunLink ScriptsRx, LLC	73

All of our executive officers hold office for an indefinite term, subject to the discretion of the Board of Directors.

Robert M. Thornton, Jr. has been Chairman and Chief Executive Officer of SunLink Health Systems, Inc. since September 10, 1998, President since July 16, 1996 and was Chief Financial Officer from July 18, 1997 to August 31, 2002. From March 1995 to the present, Mr. Thornton has been a private investor in and Chairman and Chief Executive Officer of CareVest Capital, LLC, a private investment and management services firm. Mr. Thornton was President, Chief Operating Officer, Chief Financial Officer and a director of Hallmark Healthcare Corporation ("Hallmark") from November 1993 until Hallmark's merger with Community Health Systems, Inc. in October 1994. From October 1987 until November 1993, Mr. Thornton was Executive Vice President, Chief Financial Officer, Secretary, Treasurer and a director of Hallmark.

Mark J. Stockslager has been SunLink's Chief Financial Officer since July 1, 2007 and a Director of SunLink since July 20, 2023 . He was interim Chief Financial Officer from November 6, 2006 until June 30, 2007. He has been the Principal Accounting Officer since March 11, 1998 and was Corporate Controller from November 6, 1996 to June 4, 2007. He has been associated continuously with our accounting and finance operations since June 1988 and has held various positions, including Manager of U.S. Accounting, from June 1993 until November 1996. From June 1982 through May 1988, Mr. Stockslager was employed by Price Waterhouse & Co.

Sheila G. Brockman has been Vice President of SunLink Health Systems, Inc. since November 11, 2019 and the Chairperson of Southern Health Corporation of Houston, Inc. since May 5, 2019. She was Chief Executive Officer of Southern Health Corporation of Houston, Inc. from February 11, 2020 to July 6, 2022. Ms. Brockman was the CEO of Southern Health Corporation of Ellijay, Inc. from April 1, 2017 until its sale on March 17, 2019. She has been continuously with SunLink since July 7, 2003, with a variety of responsibilities including mergers and acquisitions and risk management. Prior to 2003, Ms. Brockman held various financial and management positions in several wireless technology and civil engineering companies.

Byron D. Finn was named President of SunLink ScriptsRx, LLC on October 1, 2010. Mr. Finn was most recently president of Byron D. Finn, CPA, PC, which provided accounting, financial consulting and litigation support services to its clients, including numerous healthcare clients. His experience also includes various positions with The Coca-Cola Company, where he served in a number of financial-related positions and in connection with special projects, and prior to which he was employed by Ernst & Young. Mr. Finn is a licensed CPA and received his BA in Business Administration and Master of Accountancy degrees from the University of Georgia.

CORPORATE GOVERNANCE

Our business is managed by the Company's employees under the direction and oversight of the board of directors. Except for Mr. Thornton and Mr. Stockslager, none of our board members is an employee of the Company. The board limits membership on the audit committee and the executive compensation committee (referred to in this Annual Report as the "compensation committee") to independent non-management directors. We keep board members informed of our business through discussions with management, materials we provide to them, visits to our offices and facilities, and their participation in board and board committee meetings. The board has adopted charters for the standing board committees (other than the executive committee), resolutions governing the process for identification and nomination of candidates for the board, and the Company's code of ethics, known as the SunLink Health Systems, Inc. Code of Conduct. These documents, together with the Company's Articles of Incorporation and Code of Regulations, provide the framework for the governance of the Company. Our Code of Conduct is applicable to our directors and our employees, including our principal executive officer and principal financial officer. Members of our board are required to certify compliance with our Code of Conduct. Any amendment to or waiver of our Code of Conduct for any board member, our chief executive officer, our chief financial officer, or any other executive officer as well as our comptroller and any other similar accounting officer will be disclosed on our website, *www.sunlinkhealth.com*.

A complete copy of the charters of the board committees, the resolutions governing the process for identification and nomination of candidates for the board and the Code of Conduct for employees, as in effect from time-to-time, may be found on the Company's website at *www.sunlinkhealth.com*. Copies of these materials are also available to shareholders without charge upon written request to the Secretary of the Company.

Summary of the Corporate Governance Principles

Board and Leadership Structure

The Company's Code of Regulations provide for a minimum of six (6) and a maximum of eight (8) directors, as determined by the board from time-to-time. The Company's Board currently consists of five (5) directors. Although there is currently a vacancy on the Board arising from the resignation of a former director in February 2021 and the Board has previously considered possible candidates to fill such vacancy, the Board currently has not identified a candidate to fill the vacant seat and cannot predict whether it will identify a candidate to fill such seat and the timing thereof or whether it will ultimately determine to recommend to the shareholders an amendment to the Code of Regulations to reduce the size of the Board.

Our Company is led by Mr. Robert M. Thornton, Jr. who has served as chief executive officer and chairman of the board since 1998. We combine this traditional leadership structure with a board structure in which our non-management directors meet regularly outside of the presence of Mr. Thornton. We believe that this structure currently works best for the Company by providing us with the benefits of a single person setting the tone and having primary responsibility for managing our operations and provides clear leadership. At the same time, by having a board which is composed mainly of independent directors, including former CEOs, individuals with healthcare industry operating experience, and diverse other talents, we believe that we have created a board that is collegial, well versed in board processes and the duties of the committees on which they sit, and well engaged in their responsibilities. The board believes its members have no reticence about forcefully expressing their views while at the same time fully and fairly considering the views of their fellow directors, and that the members of the board have the experience and ability to critically evaluate the performance of our Chairman and CEO in implementing the strategic, as well as day to day, goals of the Company. Although the board periodically evaluates alternative board governance models and refinements to the existing structure, it believes, after assessing the current service of the Company's Chairman and CEO and the current composition of the board, that the current board leadership structure is appropriate for the Company.

Independence

The board is required to consist of a majority of independent, non-management directors who meet the criteria for independence required by the NYSE American exchange. Under such rules, a director is independent if he or she does not have a material relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our board annually evaluates each board member's independence.

The board has determined that, as of September 22, 2023, four (4) of the Company's six (6) incumbent directors are independent under these guidelines: Baileys, Burleson, Ford, and Turner. Mr. Thornton, as a management director, also participates in the board's activities and provides valuable insights and advice. Each member of our audit and compensation committees is an independent director both under the general definition for board independence as well as any separate independence criteria for service on the applicable committee whether required by the SEC, the NYSE American exchange or SunLink. Independence requirements for committee service are set forth in the respective committee charters.

The non-management directors meet periodically in executive session without the management director present. The executive sessions of non-management directors are presided over by the director who is the chairperson of the committee responsible for the issue being discussed. General discussions, such as the review of the Company's overall performance, are presided over by the chairperson or a director elected by a majority of the non-management directors.

Role of the Board in Risk Oversight

The business of the Company is managed by the Company's employees under the direction and oversight of the board. Among the oversight activities of the board is the broad oversight of risk. Risk is inherent in virtually every business activity. Accordingly, the board's primary role with respect to risk is to ensure that the Company's management implements appropriate procedures designed to identify and, where possible, quantify and/or mitigate risks. The board administers its risk oversight function both at a board level and through its various committees. Our board committees consider, among other things, risk issues within their areas of responsibilities. For example: The audit committee oversees the accounting and financial reporting process, the adequacy of our risk-related internal financial controls, internal audit, the impact of risks on our current financial position, and related compliance matters. The compensation committee oversees the annual performance evaluations of executive management, succession planning, and the evaluation of risks that may be implicated by the Company's compensation structure.

Director Share Ownership

SunLink believes that each director should have a personal investment in the Company. Each outside director (or future outside director, as the case may be) is required to own at least one thousand (1,000) common shares of SunLink. Each outside director (or future outside director, as the case may be) must maintain ownership of such number of common shares until such outside director ceases to serve as a member of the board. Each of our current directors has complied with such ownership requirement since at least July 1, 2008.

Annual Meeting Attendance

Although we do not have a formal policy regarding attendance by members of the board at our annual meeting of shareholders, the board encourages all of its members to attend the annual meeting of shareholders. In November 2022, all director nominees and all then directors were personally present at the annual meeting of shareholders.

Communications by and with Directors

In connection with the proper discharge of their duties, our independent non-management directors have access to individual members of management or to other employees of the Company on a confidential basis. Likewise, in connection with the discharge of their duties, non-management directors—as authorized by the board or a committee thereof—also have access to Company records and files, and our directors may contact other directors without informing Company management of the purpose or even the fact of such contact.

Shareholders may communicate with the board, board committees, non-employee directors as a group, and individual directors by submitting their communications in writing to SunLink Health Systems, Inc., 900 Circle 75 Parkway, Suite 690, Atlanta, Georgia 30339 Attention: Corporate Secretary. Any communication should contain (i) a representation that the shareholder is a holder of record of our common shares; (ii) the name and address, as they appear on our books, of the shareholder sending the communication; and (iii) the number of our common shares that are beneficially owned by such shareholder.

Our corporate secretary will forward communications to the intended recipients unless the communication is unduly hostile, threatening, illegal or similarly inappropriate, in which case our corporate secretary has the authority to discard the communication or to take appropriate legal action regarding the communication. Similarly, unsolicited advertisements or invitations to conferences or promotional material, in the discretion of our corporate secretary or her designee, may not be forwarded to the directors.

Related Party Transactions

The Company is subject to a variety of prohibitions on, or approval procedures with respect to, related party transactions. First, the Company is subject to certain of the NYSE American exchange requirements which require shareholder approval of certain related party transactions. Second, the Company's Code of Conduct prohibits related party transactions which could give rise to a conflict of interest including, but not limited to, employment by third parties that do business with the Company; conducting business, not on behalf of the Company, with the Company's vendors, suppliers, and contractors; representing the Company in any transaction where such person representing the Company has a substantial personal interest; disclosure or use of confidential or inside information about the Company for personal gain; competition with the Company in any purchase, sale or ownership of property, property rights or interests; performing services for vendors or competitors of the Company; service on any board of directors or trustees that might conflict with the Company's interests and; the acceptance of any faculty or speaker positions and any honoraria in connection therewith. A related party transaction must be approved by the Company's compliance committee, or, in the case of a member of the board and/or an executive officer, such related party transaction must be approved by the board's audit committee, with such action reported to the Company's independent directors. To assist in identifying related party transactions, each director and executive officer is required, annually, to submit a Conflict-of-Interest Disclosure Statement. We have not adopted formal standards for the approval of related party transactions, but instead the compliance committee or the board reviews these transactions on a case-by-case basis and may approve such transactions that are in, or not inconsistent with, the best interests of the Company and its shareholders.

Item 11. Executive Compensation.

EXECUTIVE COMPENSATION

The following sections of this Annual Report on Form 10-K set forth compensation information relating to the Company's principal executive officer (Mr. Thornton, who is our Chief Executive Officer), the Company's principal financial officer (Mr. Stockslager, who is our Chief Financial Officer), and our two other named executive officers (Mr. Finn, who is the President of SunLink ScriptsRx, LLC and Ms. Brockman, who is the Vice President of SunLink and Chairperson of Southern Health Corporation of Houston, Inc.).

Summary Compensation Table

The following table shows the compensation awarded or paid by SunLink for services rendered for the fiscal years ended June 30, 2023 and 2022 to the named executive officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Change in Pension Value and Nonqualified Defined Compensation Earnings ($)[2]	All Other Compensation ($)[3]	Total ($)[4]
Robert M. Thornton, Jr.	2023	378,000	30,000	0	601[5]	408,601
Chairman, President and Chief Executive Officer	2022	366,000	0	0	390[5]	366,390
Mark J. Stockslager	2023	204,000	20,000	0	761[5]	224,761
Chief Financial Officer and Principal Accounting Officer	2022	190,000	0	0	336[5]	190,336
Byron D. Finn	2023	234,000	20,000	N/A	366[5]	254,366
President, SunLink ScriptsRx, LLC	2022	210,000	0	N/A	250[5]	210,250
Sheila G. Brockman…………………………………………	2023	176,000	2,500	N/A	417[5]	178,917
Vice President of SunLink and Chairperson, Southern Health Corporation of Houston, Inc.	2022	170,000	0	N/A	408[5]	170,408

[1]   Represents discretionary bonus awarded by the Company's compensation committee in light of its judgment regarding management's performance with respect to management of the Company's finances, results of operations, dispositions of nonperforming assets and application of proceeds thereof, and other factors deemed relevant in the subjective discretion of the compensation committee. With respect to fiscal 2023 and 2022, the compensation committee retained full authority to determine, among other things, the identity of participants to whom any bonuses would be payable (if at all), whether facts and circumstances merited the award of any bonuses, and the amount of bonuses awarded, if any.

[2]   The KRUG International Corp. Retirement Plan (the "Plan"), the Company's sole defined benefit plan, was frozen and closed to new participants effective February 28, 1997. Mr. Thornton and Mr. Stockslager are the only named executive officers of the Company who are participants in the Plan and were credited with the years of service specified in the table below when the Plan was frozen. The amount reported in column four of the table above represents the aggregate change in the actuarial present value of the named executive officer's accumulated benefit under the Plan from the measurement date used for financial statement reporting purposes for the prior completed fiscal year to the measurement date used for financial statement reporting purposes for the covered fiscal year. Because the Plan was frozen on February 28, 1997, compensation after such date is not used in determining a participant's accrued benefit. The present value of the accumulated benefits for Mr. Thornton and Mr. Stockslager is $30,701 and $86,209, respectively. Mr. Thornton received a monthly benefit of $225 from the Plan during the fiscal year. The present value of accumulated benefits changes as it is determined as a net present value using an interest rate which changes quarterly as determined by the United States Department of Labor. At June 30, 2023, the estimated future monthly benefits to be received by Messrs. Thornton and Stockslager were $225 and $601, respectively.

Pension Benefits under Plan

Name	Number of years credited service (#)	Present value of accumulated benefit ($)	Payments during last fiscal year ($)
Robert M. Thornton, Jr.	2	30,701	2,704
Mark J. Stockslager	8	86,209	0

(3) All other compensation consisted solely of life, medical, and dental insurance premiums paid above those premiums which are generally paid for all employees and 401k matching contributions made by the Company.

(4) None of the named executive officers received any stock awards or non-equity incentive compensation (other than annual bonuses) in fiscal 2023 or fiscal 2022.

(5) Consists solely of life insurance premiums.

Outstanding Equity Awards at Fiscal Year-End

The following table provides information with respect to common shares that may be issued upon the exercise of options and other awards outstanding under the Company's existing equity compensation plans as of June 30, 2023 to the Company's named executive officers.

Name[1]	Option Awards [1]		Option Exercise Price ($)	Option Expiration Date
	Number of Securities Underlying Unexercised Options (#)[1] Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		
Robert M. Thornton, Jr.	20,000	—	1.49	09/12/2024
	20,000	—	1.49	09/12/2024
	20,000	—	1.49	09/12/2024
Mark J. Stockslager	10,000	—	1.49	09/12/2024
	10,000	—	1.49	09/12/2024
	10,000	—	1.49	09/12/2024

(1) Each option entitles the holder thereof to purchase one common share. There are no outstanding share awards for any named executive officers.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

Employment Agreements

Robert M. Thornton, Jr. Mr. Thornton, Chairman, President and Chief Executive Officer, is currently employed by the Company under the terms of an employment agreement effective July 1, 2005, as amended to date, for a term ending December 31, 2021. Absent notice, the contract provides for automatic renewal at the end of its then current term for a period of eighteen months. Mr. Thornton's current employment agreement provides for a base salary at a rate of not less than $335,000 per annum plus any increases that may be granted at least annually by the Company. Mr. Thornton's base salary for fiscal 2023 was $378,000. Mr. Thornton is eligible to participate in the Company's employee equity compensation plans if equity is available thereunder and if the compensation committee decides to grant him additional equity compensation. Under his employment agreement, Mr. Thornton is also eligible to receive an annual bonus of up to seventy percent of his annual base salary if certain criteria established by the compensation committee (in consultation with him) are met. Mr. Thornton is eligible to participate in the Company's medical, dental, life, and disability programs.

Mr. Thornton's employment agreement also provides for severance payments in the event Mr. Thornton ceases to be employed by the Company. If Mr. Thornton is terminated due to death, disability or cause, he is entitled to the accrued compensation under his employment agreement, including a pro rata share of any annual bonus. If Mr. Thornton is terminated other than for death, disability or cause, he is entitled to receive severance payments equal to thirty months of his then current salary, a pro rata portion of any annual bonus for which goals have been proportionately met, and continuation of certain benefits for and during the thirty months following termination.

Mark J. Stockslager. Mr. Stockslager, Chief Financial Officer and Principal Accounting Officer is currently employed by the Company under the terms of an employment letter effective January 1, 2001. Mr. Stockslager's current employment letter provides for a salary of at least $7,333 per month or $88,000 on an annualized basis, which will be reevaluated at least annually to determine if any adjustments should be made. Currently, Mr. Stockslager's salary is $17,000 per month or $204,000 on an annualized basis. Additionally, Mr. Stockslager is also eligible to receive an annual bonus of up to sixty percent of his annual base salary if criteria established by the compensation committee are met. Mr. Stockslager is eligible to participate in the Company's employee equity compensation plans if equity is available thereunder and if the compensation committee decides to grant him additional equity compensation. Mr. Stockslager is eligible to participate in the Company's medical, dental, life and disability programs. Except as described below with respect to payments in connection with a change in control, if Mr. Stockslager is terminated, other than for cause, as determined by the board in its sole discretion, he is entitled to severance pay by continuation of his base salary for nine months.

Byron D. Finn. Mr. Finn, President, SunLink ScriptsRx, LLC is currently employed by the Company under the terms of an employment letter effective September 30, 2010. Mr. Finn's current employment letter provides for a salary of $16,667 per month or $200,000 on an annualized basis, which will be reevaluated at least annually to determine if any adjustments should be made. Currently, Mr. Finn's salary is $19,500 per month or $234,000 on an annualized basis. Additionally, Mr. Finn is eligible to receive an annual bonus of up to sixty percent of his annual base salary if criteria established by the compensation committee are met. Mr. Finn is eligible to participate in the Company's employee equity compensation plans if equity is available thereunder and if the compensation committee decides to grant him equity compensation. Mr. Finn is eligible to participate in the Company's medical, dental, life, and disability programs. If Mr. Finn is terminated, other than for cause, Mr. Finn will be entitled to receive severance pay by continuation of his base salary for six months.

Sheila G. Brockman. Ms. Brockman, Vice President of SunLink and the Chairperson of Southern Health Corporation of Houston, Inc. is currently employed by the Company under the terms of an employment letter effective October 1, 2020. Ms. Brockman's employment letter provides for a current salary of $14,167 per month or $170,000 on an annualized basis, which is reevaluated at least annually to determine if any adjustment should be made. Additionally, Ms. Brockman is also eligible to receive an annual bonus. Any such bonus will be based on criteria which, together with amount, will be discretionary, as determined by the Compensation Committee and Board of Directors. Ms. Brockman is eligible to participate in the Company's medical, dental, life and disability programs. Ms. Brockman is eligible for a "change of control" severance payment in the amount of six months base salary.

Change in Control Arrangements

With regard to the employment agreements with Mr. Thornton, Mr. Stockslager, and Mr. Finn, a "change in control" will be deemed to have occurred in the event that any of the following events shall have occurred (with defined terms, not otherwise defined herein, having the meanings associated with them in the employment agreements):

• Any Person, or Persons acting together that would constitute a "group," together with any Affiliates or Related Persons thereof (other than any employee stock ownership plan), beneficially owns 40% or more of the total voting power of all classes of Voting Stock of the Company, except an acquisition by (i) an employee benefit plan maintained by the Company or another corporation controlled directly or indirectly by the Company; (ii) the Company or any Subsidiary; (iii) executive or any Person controlled by an executive, under common control with executive or acting in concert with executive; or (iv) any Person in connection with a non-control transaction;

• The individuals who, as of the date of the agreement, are members of the board (the "incumbent board") cease for any reason to constitute at least two-thirds of the board; *provided*, *however*, that if the election, or nomination for election by the Company's shareholders, of any new director was approved by a vote of at least two-thirds of the incumbent board, such new director shall, for purposes of change in control, be considered as a member of the incumbent board; *provided*, *further*, *however*, that no individual shall be considered a member of the incumbent board if such individual initially assumed office as a result of either an actual or threatened "Election Contest" (as described in Rule 14a-11 promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the board (a "proxy contest") including by reason of any agreement intended to avoid or settle any Election Contest or proxy contest;

• Approval by shareholders of SunLink of a merger, consolidation or reorganization involving the Company, unless

• the shareholders of the Company, immediately before such merger, consolidation or reorganization, own, directly or indirectly, immediately following such merger, consolidation or reorganization, at least two-thirds of the combined voting power of the outstanding voting securities of the corporation resulting from such merger or consolidation or reorganization (the "surviving corporation") in substantially the same proportion as their ownership of the voting securities immediately before such merger, consolidation or reorganization, and

- the individuals who were members of the incumbent board immediately prior to the execution of the agreement providing for such merger, consolidation or reorganization constitute at least two-thirds of the members of the board of directors of the surviving corporation; or
- If the executive's employment is terminated prior to a change in control and the executive reasonably demonstrates that such termination (A) was at the request of a third party who has indicated an intention or taken steps reasonably calculated to effect a change-in-control and who effectuates a change in control (a "third party") or (B) otherwise occurred in connection with, or in anticipation of, a change-in-control which actually occurs, then for all purposes, the date of a change in control with respect to the executive shall mean the date immediately prior to the date of such termination of the executive's employment.

Upon a change in control, if Mr. Thornton's employment is thereafter terminated for any reason other than cause or if he terminates his employment within one year of the change in control, he is entitled to (a) thirty months of base pay, to be paid in accordance with the Company's payroll practices; (b) accrued compensation, including a pro rata portion of any annual bonus for which goals have been proportionately met; (c) health and certain ancillary benefits for twenty four months following termination; and (d) full vesting of any then unvested stock options.

Upon a change in control, if Mr. Stockslager's employment is thereafter terminated for any reason other than cause or if he terminates his employment within one year of the change-in-control, he is entitled to twelve months of base pay, to be paid in accordance with the Company's payroll practices.

Upon a change in control, if Mr. Finn's employment is terminated within 90 days thereafter for any reason other than death, disability or cause, he is entitled to six months of base pay, to be paid in accordance with the Company's payroll practices.

Upon a change in control, if Ms. Brockman's employment is terminated within 90 days thereafter, she is entitled to six months of base pay to be paid in accordance with the Company's payroll practices.

The following table sets forth certain potential benefits which would have been realized in connection with a *change in control and termination of employment without cause or at the election of the executive* for the Company's principal executive officer, principal financial officer, and the Company's named executive officers for fiscal year 2023 assuming the change in control and termination occurred as of the last day of the most recently completed fiscal year.

Name and Principal Position	Continued Base Salary[1] $	Lump Sum Salary Bonus and Incentive Compensation Payment[2] $	Value of Health and Insurance Benefits[3] $	Value of Accelerated Equity Awards[4] $	Total Termination Benefits $
Robert M. Thornton, Jr. Chairman, President and Chief Executive Officer	945,000	0	18,796	0	963,796
Mark J. Stockslager Chief Financial Officer and Principal Accounting Officer	204,000	N/A	N/A	N/A	204,000
Byron D. Finn President, SunLink ScriptsRx, LLC	117,000	N/A	N/A	N/A	117,000
Sheila G. Brockman……………………………………………… Vice President of SunLink and Chairperson, Southern Health Corporation of Houston, Inc.	87,500	N/A	N/A	N/A	87,500

[1] Mr. Thornton's thirty-month continued base salary benefit is to be paid in accordance with the Company's regularly scheduled pay periods over the applicable benefits period. Mr. Stockslager's, Mr. Finn's and Ms. Brockman's continued base salary benefits are to be paid in accordance with the Company's payroll practices.

[2] In the event of a change in control to be calculated as a pro rata portion of any annual bonus for which goals have been proportionately met prior to termination and without regard to any requirement to be employed on payment date. Such payment shall be made after an audit of annual results in accordance with the applicable plan. Because bonus amounts payable to Mr. Thornton for 2022 were, and for 2023 will be, based on the judgment of the compensation committee in its sole discretion, the reported pro forma change of control bonus amount is zero.

(3) Calculated based on the aggregate health insurance premiums payable over twenty-four months and assuming the exercise of all rights of the covered individual under COBRA, without adjustment for increases in cost, plus premiums for supplemental life insurance, without adjustment for increases in cost, multiplied by the assumed actuarial lives of the persons provided supplemental life insurance benefits or the maximum supplemental life insurance benefit period if shorter.

(4) Calculated based on the sum of the number of accelerated option awards, if any, multiplied by the positive difference, if any, between the exercise price of such option and the market price of the Company's common shares at June 30, 2023.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters.

Securities Authorized for Issuance under Equity Compensation Plans

BENEFICIAL OWNERSHIP OF OUR COMMON SHARES

Common Shares Owned by Management and Certain Beneficial Owners

The following table sets forth, as of September 27, 2023 (unless otherwise indicated in the footnotes), certain information with respect to our Common Shares owned beneficially by each director, by each "named executive officer," by all directors and named executive officers as a group and by each person known by us to be a beneficial owner of more than 5% of our outstanding Common Shares. Except as noted in the footnotes, each of the persons listed has sole investment and voting power with respect to the Common Shares included in the table. Unless the Series C Fractional Interest has been automatically redeemed, each Common Share represents a Series C Fractional Interest in our Series C Preferred Shares.

	Common Shares Beneficially Owned As of September 27, 2023	
Name [1]	Number of Common Shares Owned [2]	% of Class [3]
Robert M. Thornton, Jr.	619,562 [4]	8.7
Director, Chairman, President and Chief Executive Officer		
Mark J. Stockslager	138,051 [5]	2.0
Director, Chief Financial Officer and Principal Accounting Officer		
Byron D. Finn	0	*
President, SunLink ScriptsRx, LLC		
Sheila G. Brockman………………………………………………………………	0	*
Vice President of SunLink and Chairperson, Southern Health Corporation of Houston, Inc.		
Dr. Steven J. Baileys	862,844 [6]	12.2
Director		
Gene E. Burleson	91,601 [7]	1.3
Director		
C. Michael Ford	76,422 [8]	1.1
Director		
Howard E. Turner	291,223 [9]	4.2
Director		
Directors, Nominees and Executive Officers as a group (8 persons)	2,079,703 [10]	29.6

* Less than 1%.
(1) The address of the named director or officer is c/o SunLink Health Systems, Inc., 900 Circle 75 Parkway, Suite 690, Atlanta, Georgia 30339.
(2) Information with respect to beneficial ownership is based upon information furnished by each owner unless otherwise indicated. None of the Common Shares beneficially owned by the named officers and directors are the subject of any pledge agreement or arrangement or margin account.
(3) The percent of outstanding Common Shares owned is determined by assuming that in each case the person only, or group only, exercises his, her or its rights to purchase all of the Common Shares underlying options held by such person or group that are exercisable as of September 25, 2023, or that will become exercisable within 60 days after that date.
(4) Includes 60,000 Common Shares that may be acquired under options exercisable within 60 days of September 27, 2023. Also includes 554,562 Common Shares owned by CareVest Capital, LLC ("CareVest"). Mr. Thornton owns 100% of the outstanding voting interests of CareVest.

(5)   Includes 30,000 Common Shares that may be acquired under options exercisable within 60 days of September 27, 2023.
(6)   Includes 30,000 Common Shares that may be acquired under options exercisable within 60 days of September 27, 2023.
(7)   Includes 5,000 Common Shares that may be acquired under options exercisable within 60 days of September 27, 2023.
(8)   Includes 30,000 Common Shares that may be acquired under options exercisable within 60 days of September 27, 2023.
(9)   Includes 30,000 Common Shares that may be acquired under options exercisable within 60 days of September 27, 2023.
(10)   Includes 185,000 Common Shares that may be acquired under options exercisable within 60 days of September 27, 2023.

The following table sets forth, as of September 27, 2023 (unless otherwise indicated in the footnotes), certain information with respect to our common shares owned beneficially by each director, by each nominee for election as a director, by each "named executive officer," by all directors, nominees and named executive officers as a group and by each person known by us to be a beneficial owner of more than 5% of our outstanding common shares. Except as noted in the footnotes, each of the persons listed has sole investment and voting power with respect to the common shares included in the table.

Securities Authorized for Issuance under Equity Compensation Plans

The following provides tabular disclosure of the number of securities at June 30, 2023 to be issued upon the exercise of outstanding options, the weighted average exercise price of outstanding options and the number of securities remaining available for future issuance under equity compensation plans, reported by two categories - plans that have been approved by shareholders and plans that have not been so approved:

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options	(b) Weighted average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:			
2005 Equity Incentive Plan	90,000	$ 1.49	0
2011 Director Stock Option Plan	95,000	1.34	0
Total	185,000	$ 1.41	0
Equity compensation plans not approved by security holders:			
None	0	0.00	0
Total	185,000	$ 1.41	0

Item 13. Certain Relationships and Related Transactions and Director Independence.

Related Party Transactions

    The Company is subject to a variety of prohibitions on, or approval procedures with respect to, related party transactions. First, the Company is subject to certain of the NYSE American exchange requirements which require shareholder approval of certain related party transactions. Second, the Company's Code of Conduct prohibits related party transactions which could give rise to a conflict of interest including, but not limited to, employment by third parties that do business with the Company; conducting business, not on behalf of the Company, with the Company's vendors, suppliers, and contractors; representing the Company in any transaction where such person representing the Company has a substantial personal interest; disclosure or use of confidential or inside information about the Company for personal gain; competition with the Company in any purchase, sale or ownership of property, property rights or interests; performing services for vendors or competitors of the Company; service on any board of directors or trustees that might conflict with the Company's interests and; the acceptance of any faculty or speaker positions and any honoraria in connection therewith. A related party transaction must be approved by the Company's compliance committee, or, in the case of a member of the board and/or an executive officer, such related party transaction must be approved by the board's audit committee, with such action reported to the Company's independent directors. To assist in identifying related party transactions, each director and executive officer is required, annually, to submit a Conflict-of-Interest Disclosure Statement. We have not adopted formal standards for the approval of related party transactions, but instead the compliance committee or the board reviews these transactions on a case-by-case basis and may approve such transactions that are in, or not inconsistent with, the best interests of the Company and its shareholders.

Item 14. Principal Accountant Fees and Services.

Policy on Pre-Approval of Services Provided by Independent Registered Public Accounting Firm

Pursuant to the requirements of the Sarbanes-Oxley Act of 2002, the terms of the engagement of the Company's independent registered public accountant with respect to all auditing services and non-audit services to be performed for the Company by the Company's independent registered public accountants is subject to the specific pre-approval of the audit committee (except where such services are determined to be *de minimis* under the Exchange Act). All audit and permitted non-audit services to be performed by Cherry Bekaert require pre-approval by the audit committee in accordance with pre-approved procedures established by the audit committee. The audit committee may delegate to one or more designated members of the audit committee the authority to grant such pre-approvals. The decisions of any member to whom such authority is delegated are presented to the full audit committee at the next scheduled meeting of the audit committee. The procedures require all proposed engagements of the Company's independent registered public accountants for services of any kind to be directed to the Company's Principal Accounting Officer and then submitted for approval to the audit committee prior to the beginning of any services.

In fiscal year 2023, 100% of the audit fees, audit-related fees, and tax fees billed by Cherry Bekaert were approved either by the audit committee or its designee. The fees billed by Cherry Bekaert that are shown in the following table for fiscal year 2023 and 2022 were also pre-approved by the audit committee or its designee. The audit committee has considered whether the provision of non-audit services by Cherry Bekaert is compatible with maintaining the independence of such independent registered public accounting firm and believes that the provision of such services is compatible.

Independent Registered Public Accounting Firm Fees

The following tables show the type of services and the aggregate fees billed to the Company for such services during the fiscal years ended June 30, 2023, and 2022 by Cherry Bekaert. Descriptions of the service types follow the table.

Services Rendered by Cherry Bekaert LLP	Fiscal 2023	Fiscal 2022
Audit Fees	$ 206,000	$ 154,000
Audit-Related Fees	23,000	0
Tax Fees	0[1]	0[1]
All Other Fees	0	0
TOTAL	$ 229,000	$ 154,000

1. In fiscal 2023 and 2022, the professional services for tax compliance were performed by another public accounting firm. Such fees were $77,674 and $67,744 in fiscal 2023 and fiscal 2022 respectively and were approved by the audit committee or its designee.

Audit Fees

The aggregate fees billed by Cherry Bekaert for each of the last two fiscal years include fees for professional services rendered for the audit of the Company's annual financial statements, review of financial statements included in the Company's Quarterly Reports on Form 10-Q, and consents and assistance with and review of other documents filed with the SEC, and accounting and financial reporting consultations and other attest services and the issuance of consents.

Audit-Related Fees

The aggregate fees billed by Cherry Bekaert in each of the last two fiscal years include fees for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. The nature of the services performed for these fees may include, among other things, single audit of PRF, consultations concerning financial accounting and reporting matters not classified as an audit.

Tax Fees

The aggregate fees billed by Cherry Bekaert in each of the last two fiscal years did not include fees for professional services rendered for tax compliance or assisting the Company with tax audits.

All Other Fees

These fees, if any, generally relate to assistance in connection with regulatory filings and accounting and disclosure consultation.

PART IV

Item 15. *Exhibits, Financial Statement Schedules.*

(a) (1) Financial Statements

The following consolidated financial statements of the Company and its subsidiaries are set forth in Item 8 of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets—June 30, 2023 and 2022.

Consolidated Statements of Operations and Comprehensive Earnings and Loss—For the Years Ended June 30, 2023 and 2022.

Consolidated Statements of Shareholders' Equity—For the Years Ended June 30, 2023 and 2022.

Consolidated Statements of Cash Flows—For the Years Ended June 30, 2023 and 2022.

Notes to Consolidated Financial Statements—As of and For the Years Ended June 30, 2023 and 2022.

(a) (2) Financial Statement Schedules

Report of Independent Auditor on Supplemental Information	At page 65 of this Report
Schedule II Valuation and Qualifying Accounts	At page 66 of this Report

The information required to be submitted in Schedules I, III, IV and V for SunLink Health Systems, Inc. and its consolidated subsidiaries has either been shown in the financial statements or notes or is not applicable or not required under Regulation S-X and, therefore, has been omitted.

(a) (3) See Item 15(b) below. Each management contract or compensatory plan or arrangement required to be filed as an Exhibit is identified below by an asterisk.

(b) Exhibits

The following exhibits are filed with this Form 10-K or incorporated herein by reference from the document set forth next to the exhibit in the list below. Exhibit numbers refer to Item 601 of Regulation S-K:

3.(i)   Articles of Incorporation of SunLink Health Systems, Inc. (f/k/a KRUG International Corp.) and all amendments thereto (incorporated by reference to Exhibit 3(i) of the Company's Report on Form 10-Q for the quarter ended March 31, 2021). (Commission File No. 21922250)

3.(ii)   Code of Regulations of SunLink Health Systems, Inc., as amended (incorporated by reference from Exhibit 3.1 of the Company's Report on Form 10-Q for the quarter ended September 30, 2001). (Commission File No. 1789180)

4.(i)(A) Shareholder Rights Agreement dated as of February 10, 2014, between SunLink Health Systems, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference from Exhibit 4.1 of the Company's Report on Form 8-K filed February 27, 2014). (Commission File No. 14647348)

4.(i)(B) Tax Benefits Preservation Rights Plan between SunLink Health Systems, Inc. and American Stock Transfer & Trust, LLC, as Rights Agent dated as of September 29, 2016. (incorporated by reference from Exhibit 4.2 of the Company's Report on Form 8-K filed September 29, 2016). (Commission File No. 161910046)

4.(i)(C) Definition of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934. (incorporated by reference from Exhibit 4.3 of the Company's Report on Form 10-K for the fiscal year ended June 30, 2019). (Commission File No. 191122160)

10.1*   Employment Letter, dated April 30, 2001, by and between SunLink Health Systems, Inc. and Mark Stockslager (incorporated by reference from Exhibit 10.29 of the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005). (Commission File No. 051197210)

10.2*   Amended and Restated Employment Agreement, dated July 1, 2005, between Robert M. Thornton, Jr. and SunLink Health Systems, Inc. (incorporated by reference from Exhibit 99.1 of the Company's Report on Form 8-K filed December 23, 2005). (Commission File No. 051285094)

10.3*	2005 Equity Incentive Plan (incorporated by reference from Exhibit 99.1 of the Company's Registration Statement on Form S-8 filed September 20, 2006). (Commission File No. 061100389)
10.5*	Employment letter dated September 23, 2010 with an effective date of September 30, 2010, by and between SunLink ScriptsRx, LLC and Byron D. Finn (incorporated by reference from the Company's Annual Report on Form 10-K for the year ended June 30, 2011). (Commission File No. 111108066)
10.6*	2011 Director Stock Option Plan (incorporated by reference from Appendix A to the Company's Schedule 14A Definitive Proxy Statement filed September 29, 2011) (Commission File No. 111115265).
10.7	U. S. Small Business Administration Note between Carmichael's Cashway Pharmacy, Inc., and the U. S. Small Business Administration dated May 2, 2020. (incorporated by reference to the Company's Report on Form 10-K for the year ended June 30, 2020). (Commission File No. 201207119)
10.8	U. S. Small Business Administration Note between SunLink ScriptsRX, LLC, and the U. S. Small Business Administration dated May 1, 2020. (incorporated by reference to the Company's Report on Form 10-K for the year ended June 30, 2020). (Commission File No. 201207119)
10.9	U. S. Small Business Administration Note between SunLink Health Systems, Inc. and the U. S. Small Business Administration dated April 15, 2020. (incorporated by reference to the Company's Report on Form 10-K for the year ended June 30, 2020). (Commission File No. 201207119)
10.10	U. S. Small Business Administration Note between Crown Healthcare Investments, LLC, and the U. S. Small Business Administration dated April 13, 2020. (incorporated by reference to the Company's Report on Form 10-K for the year ended June 30, 2020). (Commission File No. 201207119)
10.11	U. S. Small Business Administration Note between SunLink Health Systems Technology, Inc. and the U. S. Small Business Administration dated April 13, 2020. (incorporated by reference to the Company's Report on Form 10-K for the year ended June 30, 2020). (Commission File No. 201207119)
10.12	U. S. Small Business Administration Note between Southern Health Corporation of Houston, Inc. and the U. S. Small Business Administration dated April 13, 2020. (incorporated by reference to the Company's Report on Form 10-K for the year ended June 30, 2020). (Commission File No. 201207119)
10.13*	Employment letter by and between SunLink Health Systems, Inc. and Sheila G. Brockman dated October 1, 2020 (incorporated by reference to the Company's Report on Form 10-Q for the quarter ended September 30, 2020). (Commission File No. 201310866)
21.1^	List of Subsidiaries
23.1^	Consent of Cherry Bekaert LLP
31.1^	Chief Executive Officer's Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
31.2^	Chief Financial Officer's Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
32.1^	Chief Executive Officer's Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2^	Chief Financial Officer's Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following materials from the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023, formatted in eXtensible Business Reporting Language ("XBRL"): (i) Consolidated Balance Sheets as of June 30, 2023 and June 30, 2022, (ii) Consolidated Statements of Operations and Comprehensive Earnings and Loss for the fiscal years ended June 30, 2023 and 2022, (iii) Consolidated Statements of Shareholders' Equity for the fiscal years ended June 30, 2023 and 2022 (iv) Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2023 and 2022 and (v) Notes to Consolidated Financial Statements.
108	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information in Exhibit 101.

* Management contract or compensatory plan or arrangement.
^ Filed herewith.

INDEX TO EXHIBITS

3.(i)   Articles of Incorporation of SunLink Health Systems, Inc. (f/k/a KRUG International Corp.) and all amendments thereto (incorporated by reference to Exhibit 3(i) of the Company's Report on Form 10-Q for the quarter ended March 31, 2021). (Commission File No. 21922250)

3.(ii)   Code of Regulations of SunLink Health Systems, Inc., as amended (incorporated by reference from Exhibit 3.1 of the Company's Report on Form 10-Q for the quarter ended September 30, 2001). (Commission File No. 1789180)

4.(a)(i)   Shareholder Rights Agreement dated as of February 10, 2014, between SunLink Health Systems, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference from Exhibit 4.1 of the Company's Report on Form 8-K filed February 27, 2014). (Commission File No. 14647348)

4.(a)(ii)   Tax Benefits Preservation Rights Plan between SunLink Health Systems, Inc. and American Stock Transfer & Trust, LLC, as Rights Agent dated as of September 29, 2016. (incorporated by reference from Exhibit 4.2 of the Company's Report on Form 8-K filed September 29, 2016). (Commission File No. 161910046)

4.(a)(iii)   Definition of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934. (incorporated by reference from Exhibit 4.3 of the Company's Report on Form 10-K for the fiscal year ended June 30, 2019). (Commission File No. 191122160)

10.1*   Employment Letter, dated April 30, 2001, by and between SunLink Health Systems, Inc. and Mark Stockslager (incorporated by reference from Exhibit 10.29 of the Company's Quarterly Report Form 10-Q for the quarter ended September 30, 2005). (Commission File No. 051197210)

10.2*   Amended and Restated Employment Agreement, dated July 1, 2005, between Robert M. Thornton, Jr. and SunLink Health Systems, Inc. (incorporated by reference from Exhibit 99.1 of the Company's Report on Form 8-K filed December 23, 2005). (Commission File No. 051285094)

10.3*   2005 Equity Incentive Plan (incorporated by reference from Exhibit 99.1 of the Company's Registration Statement on Form S-8 filed September 20, 2006). (Commission File No. 061100389)

10.5*   Employment letter dated September 23, 2010 with an effective date of September 30, 2010, by and between SunLink ScriptsRx, LLC and Byron D. Finn (incorporated by reference from the Company's Annual Report on Form 10-K for the year ended June 30, 2011). (Commission File No. 111108066)

10.6*   2011 Director Stock Option Plan (incorporated by reference from Appendix A to the Company's Schedule 14A Definitive Proxy Statement filed September 29, 2011) (Commission File No. 111115265).

10.7   U. S. Small Business Administration Note between Carmichael's Cashway Pharmacy, Inc., and the U. S. Small Business Administration dated May 2, 2020. (incorporated by reference to the Company's Report on Form 10-K for the year ended June 30, 2020). (Commission File No. 201207119)

10.8   U. S. Small Business Administration Note between SunLink ScriptsRX, LLC, and the U. S. Small Business Administration dated May 1, 2020. (incorporated by reference to the Company's Report on Form 10-K for the year ended June 30, 2020). (Commission File No. 201207119)

10.9   U. S. Small Business Administration Note between SunLink Health Systems, Inc. and the U. S. Small Business Administration dated April 15, 2020. (incorporated by reference to the Company's Report on Form 10-K for the year ended June 30, 2020). (Commission File No. 201207119)

10.10   U. S. Small Business Administration Note between Crown Healthcare Investments, LLC, and the U. S. Small Business Administration dated April 13, 2020. ^(incorporated by reference to the Company's Report on Form 10-K for the year ended June 30, 2020). (Commission File No. 201207119)

10.11   U. S. Small Business Administration Note between SunLink Health Systems Technology, Inc. and the U. S. Small Business Administration dated April 13, 2020. (incorporated by reference to the Company's Report on Form 10-K for the year ended June 30, 2020). (Commission File No. 201207119)

10.12   U. S. Small Business Administration Note between Southern Health Corporation of Houston, Inc. and the U. S. Small Business Administration dated April 13, 2020. (incorporated by reference to the Company's Report on Form 10-K for the year ended June 30, 2020). (Commission File No. 201207119)

10.13*	Employment letter by and between SunLink Health Systems, Inc. and Sheila G. Brockman dated October 1, 2020 (incorporated by reference to the Company's Report on Form 10-Q for the quarter ended September 30, 2020). (Commission File No. 201310866)
21.1 ^	List of Subsidiaries
23.1^	Consent of Cherry Bekaert LLP
31.1^	Chief Executive Officer's Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
31.2^	Chief Financial Officer's Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.
32.1^	Chief Executive Officer's Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2^	Chief Financial Officer's Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101	The following materials from the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2023, formatted in eXtensible Business Reporting Language ("XBRL"): (i) Consolidated Balance Sheets as of June 30, 2023 and June 30, 2022, (ii) Consolidated Statements of Operations and Comprehensive Earnings and Loss for the fiscal years ended June 30, 2023 and 2022, (iii) Consolidated Statements of Shareholders' Equity for the fiscal years ended June 30, 2023 and 2022 (iv) Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2023 and 2022 and (v) Notes to Consolidated Financial Statements.
108	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information in Exhibit 101.

* Management contract or compensatory plan or arrangement.
^ Filed herewith.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, SunLink Health Systems, Inc. has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 28th day of September, 2023.

SUNLINK HEALTH SYSTEMS, INC.

By: /s/ Robert M. Thornton, Jr.
**Robert M. Thornton, Jr.**
**Chairman and Chief Executive Officer**

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of SunLink Health Systems, Inc. and in the capacities and on the dates indicated:

Name	Title	Date
/s/ Robert M. Thornton, Jr. **Robert M. Thornton, Jr.**	Director, Chairman, President and Chief Executive Officer (principal executive officer)	September 28, 2023
/s/ Mark J. Stockslager **Mark J. Stockslager**	Director, Chief Financial Officer and Principal Accounting Officer (principal accounting officer)	September 28, 2023
/s/ Steven J. Baileys, D.D.S. **Steven J. Baileys, D.D.S.**	Director	September 28, 2023
/s/ Gene E. Burleson **Gene E. Burleson**	Director	September 28, 2023
/s/ C. Michael Ford **C. Michael Ford**	Director	September 28, 2023
/s/ Howard E. Turner **Howard E. Turner**	Director	September 28, 2023

Independent Registered Public Accounting Firm's Report on Supplemental Information

To the Board of Directors and Shareholders
SunLink Health Systems, Inc. and Subsidiaries

We have audited the consolidated financial statements of SunLink Health Systems, Inc. and Subsidiaries (the "Company") as of and for the year ended June 30, 2023, and our report thereon dated September 28, 2023, which expressed an unqualified opinion on those consolidated financial statements. The supplemental information contained in Schedule II Valuation and Qualifying Accounts has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with accounting principles generally accepted in the United States of America. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

/s/ Cherry Bekaert LLP

Atlanta, Georgia
September 28, 2023

SUNLINK HEALTH SYSTEMS, INC. AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(amounts in thousands)

Deferred Income Tax Asset Valuation Allowance	Balance at Beginning Of Year		Charged to Cost and Expenses/ (Benefit)		Currency Translation/ Acquisition/ (Disposition)		Deductions from Reserves		Balance at End of Year	
Year Ended June 30, 2023	$	7,919	$	367	$	0	$	0	$	8,286
Year Ended June 30, 2022	$	6,700	$	1,219	$	0	$	0	$	7,919

[This page intentionally left blank]

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
SunLink Health Systems, Inc. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of SunLink Health Systems, Inc. and Subsidiaries (the "Company") as of June 30, 2023 and 2022, and related consolidated statements of operations and comprehensive earnings and loss, shareholders' equity, and cash flows for each of the years in the two-year period ended June 30, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the two-year period ended June 30, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue from Contracts with Customers

Description of Matter	The Company had $47.95 million in revenues for the year ended June 30, 2023. As disclosed in Notes 4 and 15 to the consolidated financial statements, the Company disaggregates revenue from contracts with its patients by reportable operating segments and payor groups. Revenues are based upon billed amounts to patients and contractually agreed-upon amounts or rates with third-party payors, including governmental insurance plans and private insurers. Revenues are recorded net of contractual allowances and implicit price concessions for insured and self-pay patients. Management estimates the contractual allowances

based upon the specified terms in the related contractual agreements or as mandated under government payor programs, which are subject to change based on changes in federal laws and regulations. Implicit price concessions are based upon management's assessment of historical write-offs and expected net collections, business and economic conditions, trends in federal, state and private employer health care coverage and other collection indicators.

Auditing management's estimate of contractual allowances and implicit price concessions was complex and judgmental due to the significant data inputs and subjective assumptions utilized in determining related amounts.

How We Addressed the Matter in Our Audit

Based on our knowledge of the Company, we determined the nature and extent of procedures to be performed over revenue, including the determination of the revenue streams over which those procedures were performed. Our audit procedures included the following for each revenue stream where procedures were performed:

- Obtained an understanding of the internal controls and processes in place over the Company's revenue recognition.

- Assessed the recorded revenue and accounts receivable by selecting a sample of transactions, analyzed the related third-party payor information, tested management's identification of distinct performance obligations, and compared the amounts recognized for consistency with underlying documentation, including cash collections.

- Performed predictive analytical estimates of accounts receivable at year-end and revenue for the year utilizing underlying operating metrics and compared to reported balances.

- Performed substantive analytical procedures over contractual allowances and allowances for doubtful accounts receivable.

/s/ Cherry Bekaert LLP

We have served as the Company's auditor since 2004.

Atlanta, Georgia
September 28, 2023

SUNLINK HEALTH SYSTEMS, INC.
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2023 AND 2022
(All Amounts in thousands)

	2023		2022	
ASSETS				
CURRENT ASSETS:				
Cash and cash equivalents	$	4,486	$	6,794
Receivables - net		4,251		4,624
Inventory		1,754		1,748
Employee retention credits receivable		0		1,761
Prepaid expenses and other assets		1,783		1,888
Total current assets		12,274		16,815
PROPERTY, PLANT AND EQUIPMENT:				
Land		582		582
Buildings and improvements		7,279		7,381
Equipment and fixtures		16,293		15,957
Property, plant and equipment - gross		24,154		23,920
Less accumulated depreciation		(15,873)		(15,703)
Property, plant and equipment—net		8,281		8,217
NONCURRENT ASSETS:				
Intangible assets—net		1,180		1,201
Right of use assets		1,045		1,187
Other noncurrent assets		489		523
Total noncurrent assets		2,714		2,911
TOTAL ASSETS	$	23,269	$	27,943
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable	$	1,849	$	1,347
Current maturities of long-term debt		14		40
Accrued payroll and related taxes		1,388		1,520
Accrued sales tax payable		179		2,600
Unearned CARES Act funds		20		519
Current operating lease liabilities		395		352
Other accrued expenses		1,024		1,313
Total current liabilities		4,869		7,691
LONG-TERM LIABILITIES:				
Long-term debt		0		14
Noncurrent liability for professional liability risks		138		86
Long-term operating lease liabilities		674		857
Deferred income taxes		69		69
Other noncurrent liabilities		102		106
Total long-term liabilities		983		1,132
COMMITMENTS AND CONTINGENCIES				
SHAREHOLDERS' EQUITY:				
Preferred Shares, authorized, 2,000 shares		0		0
Common Shares, no par value; authorized, 12,000 shares; issued and outstanding, 7,032 at June 30, 2023 and 6,954 shares at June 30, 2022		3,516		3,478
Additional paid-in capital		10,746		10,736
Retained earnings		3,005		4,800
Accumulated other comprehensive earnings		150		106
Total Shareholders' Equity		17,417		19,120
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	23,269	$	27,943

See notes to consolidated financial statements.

SUNLINK HEALTH SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE EARNINGS AND LOSS
FOR THE YEARS ENDED JUNE 30, 2023 and 2022
(All amounts in thousands, except per share amounts)

	2023	2022
Net revenues	$ 47,949	$ 41,344
Costs and expenses:		
Cost of goods sold	18,571	16,416
Salaries, wages and benefits	19,193	19,006
Supplies	1,363	1,276
Purchased services	4,116	3,546
Other operating expenses	4,763	4,345
Rent and lease expense	500	552
Depreciation and amortization	1,765	1,543
Operating loss	(2,322)	(5,340)
Other income (expense):		
Federal stimulus - Pandemic relief funds	510	720
Forgiveness of PPP loans and accrued interest	0	3,010
Interest income (expense), net	120	(15)
Gain on sale of assets—net	30	10
Loss from continuing operations before income taxes	(1,662)	(1,615)
Income tax expense (benefit)	(7)	107
Loss from continuing operations	(1,655)	(1,722)
Loss from discontinued operations, net of income taxes	(140)	(287)
Net loss	(1,795)	(2,009)
Other comprehensive income	44	268
Comprehensive loss	$ (1,751)	$ (1,741)
Loss per share:		
Continuing operations:		
Basic	$ (0.24)	$ (0.25)
Diluted	$ (0.24)	$ (0.25)
Discontinued operations:		
Basic	$ (0.02)	$ (0.04)
Diluted	$ (0.02)	$ (0.04)
Net loss:		
Basic	$ (0.26)	$ (0.29)
Diluted	$ (0.26)	$ (0.29)
Weighted-average common shares outstanding:		
Basic	7,019	6,945
Diluted	7,019	6,945

See notes to consolidated financial statements.

SUNLINK HEALTH SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED JUNE 30, 2023 AND 2022
(All amounts in thousands)

	Common Shares		Additional Paid-in Capital	Retained Earnings (Loss)	Accumulated Other Comprehensive Earnings (Loss)	Total Shareholders' Equity
	Shares	Amount				
JUNE 30, 2021	6,924	$ 3,463	$ 10,700	$ 6,809	$ (162)	$ 20,810
Net loss	0	0	0	(2,009)	0	(2,009)
Minimum pension liability adjustment	0	0	0	0	268	268
Share options exercised	30	15	36	0	0	51
JUNE 30, 2022	6,954	3,478	10,736	4,800	106	19,120
Net loss	0	0	0	(1,795)	0	(1,795)
Minimum pension liability adjustment	0	0	0	0	44	44
Share options exercised	78	38	10	0	0	48
JUNE 30, 2023	7,032	$ 3,516	$ 10,746	$ 3,005	$ 150	$ 17,417

See notes to consolidated financial statements.

SUNLINK HEALTH SYSTEMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2023 AND 2022
(All amounts in thousands)

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,795)	$ (2,009)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	1,765	1,543
Forgiveness of PPP loans and accrued interest	0	(3,010)
Deferred income taxes	(38)	69
Provision for loss on receivables	770	967
Gain on disposal of property, plant and equipment	(30)	(10)
Change in assets and liabilities:		
Receivables - net	(397)	(1,402)
Inventory	(6)	143
Employee retention credits receivable	1,761	1,825
Prepaid expenses and other assets	281	565
Accounts payable and accrued expenses	69	599
Deferred CARES act funds	(499)	82
Accrued sales taxes payable	(2,421)	634
Net cash provided by (used in) operating activities	(540)	(4)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of property, plant & equipment	224	11
Expenditures for property, plant and equipment	(2,000)	(3,190)
Net cash used in investing activities	(1,776)	(3,179)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from share option exercises	48	51
Payment of long-term debt	(40)	(36)
Net cash provided by financing activities	8	15
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,308)	(3,168)
CASH AND CASH EQUIVALENTS:		
Beginning of year	6,794	9,962
End of year	$ 4,486	$ 6,794
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Non-cash investing and financing activities		
Right-of-use assets obtained for operating lease liabilities	$ 222	$ 370
Cash paid for (received from):		
Income taxes	$ 19	$ 141
Interest	$ (120)	$ 5

See notes to consolidated financial statements.

SUNLINK HEALTH SYSTEMS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2023 AND 2022

(All dollar amounts in thousands, except per share amounts)

1. BUSINESS OPERATIONS

SunLink Health Systems, Inc., through subsidiaries ("SunLink", "we", "our", "ours", "us" or the "Company"), owns businesses which are providers of healthcare services in certain markets in the United States. SunLink's business is composed of the ownership of two business segments:

Healthcare Services

The Healthcare Services business is composed of:

- A subsidiary which owns and operates Trace Regional Medical Center ("Trace") which is comprised of a 49 licensed-bed acute care hospital, located in Houston, Mississippi. Our Medical Center also includes an 18-bed geriatric psychiatry unit ("GPU"), and a 66-bed extended care and rehabilitation center. This facility focuses primarily on senior healthcare services.

- A subsidiary, SunLink Health Systems Technology ("SHST Technology"), which provides information technology ("IT") to outside customers and to SunLink subsidiaries.

- A subsidiary which owns approximately five (5) acres of unimproved land in Houston, Mississippi.

- A subsidiary which owns approximately 25 acres of unimproved land in Ellijay, Georgia.

Pharmacy

The Pharmacy business, which is composed of four operational areas:

- Retail pharmacy products and services, consisting of retail pharmacy sales conducted in rural markets at two locations in Louisiana.

- Institutional pharmacy services consisting of the provision of specialty and non-specialty pharmaceutical and biological products to institutional clients or to patients in institutional settings, such as extended care and rehabilitation centers, nursing homes, assisted living facilities, behavioral and specialty hospitals, hospice, and correctional facilities.

- Non-institutional Pharmacy services consisting of the provision of specialty and non-specialty pharmaceutical and biological products to clients or patients in non-institutional settings including private residential homes.

- Durable medical equipment products and services ("DME"), consisting primarily of the sale and rental of products for institutional clients or to patients in institutional settings and patient-administered home care.

SunLink subsidiaries have conducted the Healthcare Services business since 2001 and the Pharmacy operations since 2008. Our Pharmacy segment currently is operated through Carmichael's Cashway Pharmacy, Inc. ("Carmichael"), a subsidiary of our SunLink ScriptsRx, LLC subsidiary.

Throughout these notes to the consolidated financial statements, SunLink Health Systems, Inc., and its consolidated subsidiaries are referred to on a collective basis as "SunLink", "we", "our", "ours", "us" or the "Company." This drafting style is not meant to indicate that the publicly traded Company or any particular subsidiary of the Company owns or operates any asset, business or property. The operations and businesses described in this filing are owned and operated by distinct and indirect subsidiaries of SunLink Health System, Inc.

COVID-19 Pandemic and CARES Act Funding

COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. We believe the effect of the COVID-19 pandemic and its aftermath and certain of the public and certain governmental responses to it have in varying degrees negatively affected each of our last thirteen quarter's results.

During the pandemic and its aftermath our Healthcare business experienced material reductions in demand and net revenues. Shortages of and increased costs of certain medical supplies and equipment related to the pandemic as well as increases in the levels of salaries, wages and benefits, have continued adversely to affect our Healthcare businesses. In addition, we experienced loss of some employees, including clinical staff, believed due to, among other things, federally mandated vaccination of healthcare workers against COVID-19.

Our Pharmacy business also experienced reduced sales trends in certain areas, increased costs and reduced staff due to the COVID-19 pandemic and its aftermath as well as material reductions in demand and net revenues. Many of our primary physician referral sources operated at reduced capacity, and not all have resumed operating at full capacity. We believe the COVID-19 pandemic and its aftermath continues negatively to affect the cost of, and result in a lack of inventory for, certain DME products and Retail and Institutional Pharmacy drugs and products. Our Institutional Pharmacy services also experienced increased costs and operational inefficiencies due to measures taken by us and restrictions implemented by our institutional customers in response to the COVID-19 pandemic and its aftermath.

Our Healthcare and Pharmacy segments have received approximately $6,182 in general and targeted Provider Relief Funds ("PRF") during the period April 1, 2020 through June 30, 2023 under the CARES Act, which was enacted in March 2020 in response to the COVID-19 pandemic. The PRF distributions have been accounted for as government grants, and a total of $6,162 have been recognized since April l, 2020 as other income under the gain contingency recognition method.

During the quarter ended June 30, 2020, our Healthcare and Pharmacy segments received $3,234 in Paycheck Protection Plan ("PPP") loans provided under the CARES Act. These loans were forgivable upon compliance with conditions specified under the PPP loan program. As of June 30, 2022, all our PPP loans have been forgiven.

The Taxpayer Certainty and Disaster Tax Relief Act of 2020, enacted December 27, 2020, made a number of changes to employer retention tax credits previously made available under the CARES Act, including modifying and extending the Employee Retention Credit ("ERC") for the six calendar months ending June 30, 2021. As a result of such legislation, the Company qualified for ERC for the first and second calendar quarters of 2021 due to the decrease in its gross receipts and applied for ERC of $3,586 through amended quarterly payroll tax filings for the applicable quarters. As of June 30, 2023, the Company has received all of the ERC which we applied for. We continue to monitor compliance with the terms and conditions of the ERC and PPP programs and developing interpretations and enforcement of the ERC and PPP program rules and the regulations.

PRF distributions, PPP loan forgiveness and other grants received during the pandemic are subject to Federal audits and Single Audits and not subject to repayment provided we are able to attest to and comply with the terms and conditions of the funding, including demonstrating that the funds received have been used for designated, allowable healthcare-related expenses and capital expenditures attributable to COVID-19 and for "Lost Revenues" as defined by the department of "HHS". We continue to monitor compliance with the terms and conditions of such funds received, as well as the impact of the pandemic on our revenues and expenses. If we are unable to attest to or comply with current or future terms and conditions, and there is no assurance we will continue to be able to do so, our ability to retain some or all of such funds received may be impacted, and we may have to return the unutilized portion of those funds, if any, in the future. The Company filed its Schedule of Grant Income of HHS awards and audit report for the year ended June 30, 2021 with the Health Resources and Services Administration ("HRSA") agency of HHS on September 30, 2022.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation — The consolidated financial statements include the accounts of SunLink and its subsidiaries. All significant intercompany transactions and balances have been eliminated.

Management Estimates —The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the more significant estimates made by management involve reserves for adjustments to net patient service revenues, evaluation of the recoverability of assets, including accounts receivable and intangible assets, and the assessment of litigation and contingencies, including income taxes and related tax asset valuation allowances, all as discussed in more detail in the remainder of these notes to the consolidated financial statements. Actual results could differ materially from these estimates.

Net Revenue — The Company recognizes revenues in accordance with the provisions of Accounting Standards Codification ("ASC") 606, "Revenue from Contracts with Customers" ("ASC 606"), which provides for a single comprehensive principles-based standard for the recognition of revenue across all industries through the application of the following five-step process:

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price.

Step 4: Allocate the transaction price to the performance obligations in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

In accordance with ASC 606, the Company recognizes the majority of its provision for doubtful accounts, primarily related to its self-pay patient population, as a direct reduction to revenues as an implicit pricing concession, instead of separately as a discrete deduction to arrive at revenue, and the related presentation of the allowance for doubtful accounts has been eliminated for all periods presented. Subsequent material events that alter the payor's ability to pay are recorded as bad debt expense. The Company's revenue recognition and accounts receivable policies are more fully described in Note 4. Revenue Recognition and Accounts Receivables.

SunLink's subsidiaries have agreements with third-party payors that provide for payments at amounts different from established charges. Payment arrangements vary and include prospectively determined rates per discharge, reimbursed costs, discounted charges and per diem payments. Patient service revenues are reported as services are rendered at the estimated net realizable amounts from patients, third-party payors, and others. Estimated net realizable amounts are estimated based upon contracts with third-party payors, published reimbursement rates, and historical reimbursement percentages pertaining to each payor type. Estimated reductions in revenues to reflect agreements with third-party payors and estimated retroactive adjustments under such reimbursement agreements are accrued during the period the related services are rendered and are adjusted in future periods as interim and final settlements are determined. Significant changes in reimbursement levels for services under government and private programs could significantly impact the estimates used to accrue such revenue deductions. At June 30, 2023, there were no material claims or disputes with third-party payors.

Concentrations of Credit Risk —SunLink's Healthcare Services segment subsidiaries grant unsecured credit to their patients, most of who reside in the service area of the subsidiaries' facilities and are insured under third-party agreements. Medicare and Medicaid patient accounts represent SunLink's only significant concentrations of credit risk. For SunLink's Healthcare Services segment, Medicare net revenues were approximately 39% and 57% of net revenues for the years ended June 30, 2023 and 2022, respectively. For SunLink's Healthcare Services segment, Medicaid was approximately 34% and 32% net revenues for the years ended June 30, 2023 and 2022, respectively.

SunLink's Pharmacy segment subsidiary grants unsecured credit to individual customers and institutional customers. Individual customers primarily are insured under third-party agreements, including Medicare and Medicaid, while the institutional customers are granted credit according to their determined credit risk. Medicare receivables were approximately 32% and 30% of the Pharmacy segment's receivables at June 30, 2023 and 2022, respectively.

Cash and Cash Equivalents —Cash and cash equivalents consist of all funds in banks and short-term liquid investments with an original maturity of three months or less. Cash deposited with commercial banks at June 30, 2023 was $4,486, of which approximately $4,012 totaled amounts greater than the federally insured limits. At June 30, 2023, the Company's cash equivalents included $2,013 of overnight repurchase agreements. The Company accounts for these agreements as cash equivalents in accordance with FASB ASC 305-10-20. The investing of cash in amounts greater than the insurable limits with major well-capitalized financial institutions mitigates the risk of the deposited cash and the certificate of deposit. The overnight repurchase agreements are 102% collateralized by U. S. government backed securities with the Company's U.S. bank. The U.S. Government backed collateralized securities are of high credit quality which mitigates, but does not completely eliminate, any significant risk to the credit rating or interest rate risk of the agreements.

Inventory —Inventory consists of medical and pharmacy supplies. Medical supplies are valued at the lower of cost or net realizable value, using the first-in, first-out method. Pharmacy supplies are stated at the lower of cost (standard cost method), or net realizable value. Use of this method does not result in a material difference from the methods required by GAAP.

Receivables - net —Substantially all of SunLink's subsidiaries' receivables result from providing healthcare services to hospital facility patients and from providing pharmacy services and products to customers. The Company evaluates the valuation of accounts receivable based upon its historical collection trends, as well as its understanding of the nature and collectability of accounts based on their age and other factors.

Government Grant Accounting—As a result of the COVID-19 pandemic, SunLink subsidiaries have received grants from the U.S. government under the CARES Act as targeted Provider Relief Funds. We recognize the grants, based on the amounts of COVID-19 related costs and Lost Revenues (as defined) on a systematic and rational basis in the consolidated statements of operations and comprehensive earnings and loss as other income once there is reasonable assurance that we can comply with the relevant conditions of the specific grant and the grant has been or will be received. The amount of the grant recognized into other income at any point in time is based on the terms of the grant received. Any unearned portions of the grants are deferred and shown as a current liability on our consolidated balance sheets.

Prepaid Expenses and Other Assets — SunLink and its subsidiaries maintain collateral for workers' compensation claims insurance in deposit accounts. The balances as of June 30, 2023 and June 30, 2022 were $1,191 and $1,133, which were included in prepaid expenses and other assets. Stop loss deductible under the workers' compensation insurance was $150 per claim for the years ended June 30, 2023 and 2022.

Property, Plant, and Equipment —Property, plant, and equipment, including equipment subject to finance leases, is recorded at cost. Depreciation is recognized over the estimated useful lives of the assets, which range from 3 to 45 years, on a straight-line basis. Generally, furniture and fixtures are depreciated over 5 to 10 years, machinery and equipment over 10 years, and buildings over 25 to 45 years. Leasehold improvements and leased machinery and equipment are depreciated over the lease term or estimated useful life of the asset, whichever is shorter, and range from 5 to 15 years. For the Pharmacy segment, durable medical equipment is depreciated over 3 years. Expenditures for major renewals and replacements are capitalized. Expenditures for maintenance and repairs are charged to operating expense as incurred. When property items are retired or otherwise disposed of, amounts applicable to such items are removed from the related asset and accumulated depreciation accounts and any resulting gain or loss is credited or charged to income. Depreciation expense totaled $1,744 and $1,517 for the years ended June 30, 2023 and 2022, respectively.

Leases —In accordance with ASC 842 Leases, SunLink and its subsidiaries recognize right-of-use assets and lease liabilities for leases with terms greater than 12 months or leases that contain a purchase option that is reasonably certain to be exercised. Leases are classified as either finance or operating leases. This classification whether lease expense is recognized based on an effective interest method or on a straight-line method over the term of the lease. Our right-of-use assets and liabilities primarily relate to office and warehouse facilities, healthcare equipment and office equipment. Certain of our facility leases include one or more options to renew. The exercise of lease renewal options is at our option. None of our lease agreements contain material residual value guarantees.

Risk Management —SunLink and its subsidiaries are exposed to various risks of loss from professional liability and other claims and casualties; theft of, damage to, and destruction of assets; business interruption; errors and omissions; employee injuries and illnesses; natural disasters (including earthquakes and hurricanes); and employee health, dental and accident benefits. Commercial insurance coverage is purchased for a portion of claims arising from such matters.

When, in management's judgment, claims are sufficiently identified, a liability is accrued for estimated costs and losses under such claims, net of estimated insurance recoveries except where applicable laws, rules or regulations require us to report the gross estimate of potential or estimated losses.

The recorded liability for professional liability risks includes an estimate of liability for claims assumed at the acquisition and for claims incurred after the acquisition of a business. These amounts are based on actuarially determined estimates.

The Company self-insures for workers' compensation risk. The estimated liability for workers' compensation risk includes estimates of the ultimate costs for both reported claims and claims incurred but not reported. The Company is also self-insured for employee health risks. The estimated liability for employee health risk includes estimates of the ultimate costs for both reported claims and claims incurred but not reported.

The Company accrues an estimate of losses resulting from workers' compensation and professional liability claims to the extent they are not covered by insurance. These accruals are estimated quarterly based upon management's review of claims reported and historical loss data.

The Company records a liability pertaining to pending litigation if it is probable a loss has been incurred and accrues the most likely amount of loss based on the information available. If no amount within the range of losses estimated from the information available is more likely than any other amount in the range of loss, the minimum amount in the range of loss is accrued. Because of uncertainties surrounding the nature of litigation and the ultimate liability to SunLink and its subsidiaries, if any, estimates are revised as additional facts become known.

Long-lived Assets —SunLink and its subsidiaries periodically assesses the recoverability of assets based on its expectations of future profitability and the undiscounted cash flows of the related operations and, when circumstances dictate, adjust the carrying value of the asset to estimated fair value. These factors, along with management's plans with respect to the operations, are considered in assessing the recoverability of long-lived assets.

Intangible assets —Definite-life intangible assets are amortized on a straight-line basis over their estimated useful lives, generally for periods ranging from 12 to 15 years. SunLink and its subsidiaries evaluate the reasonableness of the useful lives of intangible assets and they are tested for impairment as conditions warrant.

Income Taxes —SunLink accounts for income taxes using an asset and liability approach and the recognition of deferred tax assets and liabilities for expected future tax consequences. SunLink considers all expected future events other than proposed enactments of changes in the income tax law or rates. When management determines that it is more likely than not that a portion of or none of the net deferred tax asset will be realized through future taxable earnings or implementation of tax planning strategies, management provides a valuation allowance for the portion not expected to be realized.

Share-Based Compensation —The Company has issued common share options to key employees and directors under various shareholder-approved plans. Share-based compensation expense of $0 for the fiscal years ended June 30, 2023 and 2022, was recorded in salaries, wages and benefits expense for share options issued to employees and directors of the Company. The fair value of the share options was estimated using the Black-Scholes option pricing model. The historical volatility is used to calculate the estimated volatility in this model.

Fair Value of Financial Instruments —The recorded values of cash, receivables, and payables approximate their fair values because of the relatively short maturity of these instruments. Similarly, the fair value of long-term debt is estimated to approximate the recorded value due to its current variable interest rate.

Fair Value Measurements —Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the Company utilizes the GAAP fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumption about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

The inputs used to measure fair value are classified into the following fair value hierarchy:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 includes values determined using pricing models, discounted cash flow methodologies, or similar techniques reflecting the Company's own assumptions.

In instances where the determination of the fair value hierarchy measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment of factors specific to the asset or liability.

Earnings (Loss) per Share —Earnings (loss) per common share is based on the weighted-average number of common shares and dilutive common share equivalents outstanding for each period presented, including vested and unvested shares issued under SunLink's 2005 Equity Incentive Plan, and the 2011 Director Stock Option Plan. Common share equivalents represent the dilutive effect of the assumed exercise of the outstanding stock options.

3. DISCONTINUED OPERATIONS

All of the businesses discussed below are reported as discontinued operations and the consolidated financial statements for all prior periods have been adjusted to reflect this presentation.

Sold Hospitals – Subsidiaries of the Company have sold substantially all of the assets of five hospitals ("Other Sold Hospitals") during the period July 2, 2012 to March 17, 2019. The income (loss) before income taxes of the Other Sold Hospitals results primarily from the effects of prior year Medicare and Medicaid cost report settlements and retained professional liability claims expenses.

Life Sciences and Engineering Segment —SunLink retained a defined benefit retirement plan which covered substantially all of the employees of the segment when this segment was sold in fiscal 1998. Effective February 28, 1997, the plan was amended to freeze participant benefits and close the plan to new participants. Pension expense and related tax benefit or expense is reflected in the results of operations for this segment for the fiscal years ended June 30, 2023 and 2022.

Results for all the businesses included in discontinued operations are presented in the following table:

Discontinued Operations—Summary Statement of Earnings Information

	2023	2022
Net revenues:		
Sold Hospitals	$ 21	$ 24
	$ 21	$ 24
Loss before Income Taxes:		
Sold Hospitals	$ (139)	$ (243)
Life sciences and engineering	(1)	(44)
Loss before income taxes	(140)	(287)
Income tax expense	0	0
Loss from discontinued operations	$ (140)	$ (287)

4. REVENUE RECOGNITION AND RECEIVABLES - NET

Disaggregation of Revenue

The Company disaggregates revenue from contracts with its patients by reportable operating segments and payors. The Company determines that disaggregating revenue into these categories achieves the disclosure objectives to depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. A reconciliation of disaggregated revenue to segment revenue is disclosed in Note 15. Financial Information by Segment.

The Company's service specific revenue recognition policies are as follows:

Healthcare Services

The Company's revenue is derived primarily from providing healthcare services to patients and is recognized on the date services are provided at amounts billable to individual patients, adjusted for estimates for variable consideration. For patients under reimbursement arrangements with third-party payors, including Medicaid, Medicare and private insurers, revenue is recorded based on contractually agreed-upon amounts or rates, adjusted for estimates for variable consideration, on a per patient, daily basis or as services are performed.

Pharmacy

The Company's revenue is derived primarily from providing pharmacy goods and services to patients and is recognized on the date goods and services are provided at amounts billable to individual patients, adjusted for estimates for variable consideration. Revenue is recognized when control of the promised goods or services are transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Each prescription claim represents a separate performance obligation of the Company, separate and distinct from other prescription claims under customer arrangements. Significant portions of the revenue from sales of pharmaceutical and medical products are reimbursed by the federal Medicare Part D program and, to a lesser extent, state Medicaid programs. The Company monitors its revenues and receivables from these reimbursement sources, as well as other third-party insurance payors, and reduces revenue at the revenue recognition date, to properly account for the variable consideration due to anticipated differences between billed and reimbursed amounts. Accordingly, the total net revenues and receivables reported in the Company's consolidated financial statements are recorded at the amount expected to be ultimately received from these payors.

Medicare Revenue

Net healthcare services revenue is recorded under the Medicare prospective payment system based on an episode payment rate that is subject to adjustment based on certain variables including, but not limited to: (a) an outlier payment if patient care was unusually costly; (b) a low utilization payment adjustment if the number of visits was fewer than five; (c) a partial payment if the patient transferred to another provider or the Company received a patient from another provider before completing the episode; (d) a payment adjustment based upon the level of therapy services required; (e) the number of episodes of care provided to a patient, regardless of whether the same provider provided care for the entire series of episodes; (f) changes in the base episode payments established by the Medicare program; (g) adjustments to the base episode payments for case mix and geographic wages; and (h) recoveries of overpayments.

The Company makes adjustments to Medicare revenue on completed episodes to reflect differences between estimated and actual payment amounts, an inability to obtain appropriate billing documentation or authorizations acceptable to the payor and other reasons unrelated to credit risk. Revenue is also adjusted for estimates for variable consideration. Therefore, the Company believes that its reported net service revenue and patient accounts receivable will be the net amounts to be realized from Medicare for services rendered.

In addition to revenue recognized on completed services, the Company also recognizes a portion of revenue associated with services in progress. Services in progress are days of care that begin during the reporting period but were not completed as of the end of the period. As such, the Company estimates revenue and recognizes it on a daily basis. The primary factors underlying this estimate are the number of services in progress at the end of the reporting period, expected Medicare revenue per episode and its estimate of the average percentage complete based on services performed.

Non-Medicare Revenue

The Company recognizes revenue in a similar manner as it recognizes Medicare revenue for service-based rates that are paid by other insurance carriers, including Medicare Advantage programs; however, these rates can vary based upon the negotiated terms.

Revenue is recorded on an accrual basis based upon the date of service at amounts equal to its established or estimated per-visit rates, and adjusted for estimates for variable consideration, as applicable.

Practical Expedients and Exemptions

The Company's contracts with its patients have an original duration of one year or less, therefore, the Company uses the practical expedient applicable to its contracts and does not consider the time value of money. Further, because of the short duration of these contracts, the Company has not disclosed the transaction price for the remaining performance obligations as of the end of each reporting period or when the Company expects to recognize this revenue. In addition, the Company has applied the practical expedient provided by ASC 340, Other Assets and Deferred Costs, and all incremental customer contract acquisition costs are expensed as they are incurred because the amortization period would have been one year or less.

The Company's revenues by payor were as follows for the years ended June 30, 2023 and 2022:

	2023	2022
Medicare	$ 18,983	$ 20,025
Medicaid	11,130	10,493
Retail and Institutional Pharmacy	7,271	5,879
Managed Care & Other Insurance	9,576	3,642
Self-pay	872	1,199
Other	117	106
Total Net Revenues	$ 47,949	$ 41,344

Settlements of prior year Medicare and Medicaid cost reports contributed net revenues from continuing operations of $151 for the year ended June 30, 2023 and net revenues of $33 for the year ended June 30, 2022.

5. INVENTORY

Inventory consisted of the following:

	June 30,		
	2023		2022
Healthcare Services segment, supplies inventory	$	126	$ 140
Pharmacy segment, goods held for sale		1,628	1,608
	$	1,754	$ 1,748

6. LEASES

In accordance with ASC 842,. the Company records leases on the balance sheet through the recognition of a liability for the discounted present value of future fixed lease payments and a corresponding right-of-use ("ROU") asset. The ROU asset recorded at commencement of the lease represents the right to use the underlying asset over the lease term in exchange for the lease payments. Leases with an initial term of 12 months or less which do not have an option to purchase the underlying asset that is deemed reasonably certain to be exercised are not recorded on the balance sheet; rather, rent expense for these leases is recognized on a straight-line basis over the lease term, or when incurred if a month-to-month lease. When readily determinable, the Company uses the interest rate implicit in a lease to determine the present value of future lease payments. For leases where the implicit rate is not readily determinable, the Company's incremental borrowing rate is utilized. Our lease agreements do not contain any material residual value guarantees.

Certain of the Company's lease agreements have lease and non-lease components, which for the majority of leases the Company accounts for separately when the actual lease and non-lease components are determinable. For equipment leases with immaterial non-lease components incorporated into the fixed rent payment, the Company accounts for the lease and non-lease components as a single lease component in determining the lease payment.

The Company has operating leases and a financing lease relating to its pharmacy operations, medical office buildings, certain medical equipment and office equipment. All lease agreements generally require the Company to pay maintenance, repairs, property taxes and insurance costs, which are variable amounts based on actual costs. Variable lease costs also include escalating rent payments that are not fixed at commencement but are based on an index determined in future periods over the lease term based on changes in the Consumer Price Index or other measure of cost inflation. Some leases include one or more options to renew the lease at the end of the initial term, with renewal terms that generally extend the lease at the then market rental rates. Leases may also include an option to buy the underlying asset at or a short time prior to the termination of the lease. All such options are at the Company's discretion and are evaluated at the commencement of the lease, with only those that are reasonably certain of exercise included in determining the appropriate lease term. The components of lease cost and rent expense for the fiscal years ended June 30, 2023 and 2022 are as follows:

Lease Cost		Fiscal Year Ended June 30, 2023		Fiscal Year Ended June 30, 2022	
Operating lease cost:					
Operating lease cost	$		398	$	468
Short-term rent expense			99		82
Variable lease cost			3		2
Total operating lease cost	$		500	$	552
Finance lease cost:					
Amortization right-of-use assets	$		39	$	36
Interest on finance lease liabilities			2		5
Total finance lease cost	$		41	$	41

Supplemental balance sheet information relating to leases was as follows:

	Balance Sheet Classifications	As of June 30, 2023		As of June 30, 2022
Operating Leases:				
Operating lease ROU assets	ROU assets	$	1,045	$ 1,187
Finance Leases:				
Finance lease ROU assets	Property, plant and equipment		203	203
Accumulated amortization	Accumulated depreciation		130	101
Current finance lease liabilities	Current maturities of long-term debt		14	40
Long-term finance lease liabilities	Long-term debt		0	14

Supplemental cash flow and other information related to leases as of and for the years ended June 30, 2023 and 2022 are as follows:

Other information	Fiscal Year Ended June 30, 2023		Fiscal Year Ended June 30, 2022	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	405	$	471
Operating cash flows from finance leases		2		5
Financing cash flow from finance leases		39		36
Right-of-use assets obtained in exchange for new finance lease liabilities		0		0
Right-of-use assets obtained in exchange for new operating lease liabilities		222		370
Weighted-average remaining lease term:				
Operating leases		2.86		3.51
Finance leases		0.41		1.41
Weighted-average discount rate:				
Operating leases		1.45%		1.03%
Finance leases		6.54%		6.54%

Commitments relating to non-cancellable operating and finance leases as of June 30, 2023 for each of the next five years and thereafter are as follows:

Payments due within	Operating Leases		Finance Leases	
1 year	$	404	$	15
2 years		383		0
3 years		226		0
4 years		60		0
5 years		9		0
Over 5 years		0		0
Total minimum future payments		1,082		15
Less: Imputed interest		(13)		(1)
Total liabilities		1,069		14
Less: Current portion		(395)		0
Long-term liabilities	$	674	$	14

7. IMPAIRMENT OF LONG-LIVED ASSETS

Impairment of Intangible Assets— See Note 8. Intangible Assets for discussion of impairment analysis of Intangible Assets.

Impairment analysis —For the purposes of these analyses, our estimates of fair value are based on a combination of the income approach, which estimates the fair value based on future discounted cash flows, and the market approach, which estimates the fair value based on comparable market prices. Estimates of fair value for reporting units fall under Level 3 of the fair value hierarchy. Estimates of future discounted cash flows are based on assumptions and projections we believe to be currently reasonable and supportable. These assumptions take into account revenue and expense growth rates, patient volumes, changes in payor mix, and changes in legislation and other payor payment patterns.

8. INTANGIBLE ASSETS

SunLink's Pharmacy segment has intangible assets related to its Carmichael acquisition, which consists of:

	June 30,	
	2023	2022
Pharmacy segment		
Trade name	$ 1,180	$ 1,180
Customer relationships	1,089	1,089
Medicare license	623	623
	2,892	2,892
Accumulated amortization	(1,712)	(1,691)
Total	$ 1,180	$ 1,201

Impairment testing —During the fourth quarters of fiscal 2023 and 2022, we completed our annual impairment test of certain intangible assets, and no impairment was indicated.

The trade name intangible asset under the Pharmacy segment is a non-amortizing intangible asset. Customer relationships intangible asset was amortized over 12 years and medicare license intangible asset was amortized over 15 years. Amortization expense was $ 21 and $26 for the fiscal years ended June 30, 2023 and 2022, respectively.

The amortizing intangibles are fully amortized as of June 30, 2023.

9. LONG-TERM DEBT

Long-term debt consisted of the following:

	June 30,	
	2023	2022
Capital lease obligations	14	54
Less current maturities	(14)	(40)
	$ 0	$ 14

CARES Act Paycheck Protection Plan Loans— The CARES Act was enacted by the U.S. government on March 27, 2020. As part of the CARES Act, the PPP loan program was established and administered by the SBA. In April and May 2020, subsidiaries of the Company received approximately $3,234 of PPP loans through its regular bank. Forgiveness of PPP loans was generally available if the loans were used to pay wages, rent, utilities and interest on certain debt during the 24-week period following receipt of the loan proceeds, subject to other federally-established terms and conditions. As of June 30, 2022, all our PPP loans were forgiven by the SBA. In the fiscal year ended June 30, 2022, the remaining outstanding $2,972 of PPP loans and $38 of related accrued interest was forgiven by the SBA. The SBA has requested certain information with regards to one of the forgiven PPP loans which we are in the process of supplying.

Debt Commitments —Annual required payments of debt and contractual commitments for interest on long-term debt are shown in the following table.

	Debt	Interest
2024	$ 14	$ 1
2025	0	0
2026	0	0
2027	0	0
2028	0	0
2029 and after	0	0
Total	$ 14	$ 1

10. SHAREHOLDERS' EQUITY

Employee and Directors Stock Option Plans —The 2011 Director Stock Option Plan was approved by SunLink's shareholders at the Annual Meeting of Shareholders on November 7, 2011. This plan permits the grant of options to non-employee directors of SunLink for the purchase of up to 300,000 common shares through November 2021. No options were granted during the fiscal years ended June 30, 2023 and 2022, respectively. Options for 105,000 shares and 30,000 shares were exercised during the fiscal year ended June 30, 2023 and 2022, respectively. Options outstanding under the plan were 95,000 shares at June 30, 2023. No additional awards may be granted under this plan.

The 2005 Equity Incentive Plan approved by SunLink's shareholders on November 7, 2005 permitted the grant of options to employees, non-employee directors and service providers of SunLink for the purchase of up to 800,000 common shares plus the number of unused shares under its 2001 Plans, which were 30,675. Options for 90,000 common shares were exercised during the fiscal year ended June 30, 2023. No options have been exercised under this Plan during the fiscal year ended June 30, 2022. No option shares were granted during the fiscal years ended June 30, 2023 and 2022, respectively. Options outstanding under this Plan were 90,000 at June 30, 2023. No additional awards may be granted under this plan.

The activity of Company's share options is shown in the following table:

	Number of Shares	Weighted-Average Exercise Price	Range of Exercise Prices
Options outstanding June 30, 2021	410,000	$ 1.34	$0.71-$1.79
Granted	0	NA	NA
Exercised	(30,000)	$ 1.67	$ 1.67
Options outstanding June 30, 2022	380,000	$ 1.31	$0.71-$1.79
Granted	0	NA	NA
Exercised	(195,000)	1.22	$0.71-$1.38
Options outstanding June 30, 2023	185,000	$ 1.41	$0.71 - $1.79
Options exercisable June 30, 2022	380,000	$ 1.31	$0.71 - $1.79
Options exercisable June 30, 2023	185,000	$ 1.41	$0.71 - $1.79

For the fiscal years ended June 30, 2023 and 2022 , the Company recognized no compensation expense for share options issued. As of June 30, 2023 and 2022, there was no unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plans.

Information with respect to stock options outstanding and exercisable at June 30, 2023 is as follows:

Exercise Prices		Number Outstanding	Weighted-Average Remaining Contractual Life (in years)	Number Exercisable
$	0.71	9,000	0.21	9,000
$	1.21	36,000	3.21	36,000
$	1.38	30,000	6.20	30,000
$	1.49	90,000	1.21	90,000
$	1.79	20,000	2.20	20,000
		185,000	2.46	185,000

Options for 195,000 shares were exercised during the year ended June 30, 2023. Options for 30,000 shares were exercised during the year ended June 30, 2022. As of June 30, 2023 and 2022, the aggregate intrinsic value of options outstanding and options exercisable were $3 and $3, respectively.

Accumulated Other Comprehensive Income (Loss) —Information with respect to the balances of each classification within accumulated other comprehensive income is as follows:

		Minimum Pension Liability Adjustment		Accumulated Other Comprehensive Income (Loss)
June 30, 2021	$	(162)	$	(162)
Current period change		268		268
June 30, 2022	$	106	$	106
Current period change		44		44
June 30, 2023	$	150	$	150

11. INCOME TAXES

The provision for income taxes on continuing operations are as follows:

		2023		2022
Current	$	31	$	38
Deferred		(38)		69
Total income tax expense	$	(7)	$	107

Net deferred income tax assets (liabilities) recorded in the consolidated balance sheets are as follows:

		June 30,		
		2023		2022
Net operating loss carryforward	$	8,003	$	7,275
Depreciation expense		(128)		(122)
Allowances for receivables		295		255
Accrued liabilities		218		237
Intangible assets		(251)		(35)
Pension liabilities		0		32
PRF received		0		126
Right of use assets		(233)		(292)
Operating lease liabilities		234		291
Other		79		83
		8,217		7,850
Less valuation allowance		(8,286)		(7,919)
Net deferred income tax liabilities	$	(69)	$	(69)

The differences between income taxes on continuing operations and the Federal statutory rate of 21% were as follows:

		2023		2022
Income tax expense (benefit) at Federal statutory rate	$	(323)	$	(339)
Changes in valuation allowance—continuing operations		314		968
U.S. state income taxes, net of federal benefit		(18)		48
Permanent differences relating to PPP loan forgiveness		0		(632)
Other		20		62
Total income tax expense (benefit)—continuing operations	$	(7)	$	107

Of the CARES Act provisions, the most material income tax considerations related to the Company are related to the amounts for ERC and amounts received as general and targeted PRF. Based on the latest published IRS guidance as of the preparation of the June 30, 2023 financial statements, PRF (to the extent the applicable terms and conditions required to retain the funds are met "Retainable PRF") are fully includable in taxable income in the Company's tax returns in the fiscal year received. ERC are included in tax income in the Company's tax returns in the quarter in which the payroll expenses for which the credits offset are deductible. ERC results in qualified wages being disallowed as a deduction for the portion of the wages paid equal to the sum of the payroll tax credit taken in the associated quarter. For amounts received and forgiven under the PPP loans, due to the enactment of the Consolidated Appropriations Act, 2021, on December 27, 2020, Congress specifically allows the deduction of any expenses associated with forgiven PPP loan proceeds. It is the Company's assumption at June 30, 2022 that all PPP Loan associated expenses will be deductible for income tax.

In accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740, we evaluate our deferred taxes quarterly to determine if adjustments to our valuation allowance are required based on the consideration of available positive and negative evidence using a "more likely than not" standard with respect to whether deferred tax assets will be realized. Our evaluation considers, among other factors, our historical operating results, our expectation of future results of operations, the duration of applicable statuary carryforward periods and conditions of the healthcare industry. The ultimate realization of our deferred tax assets depends primarily on our ability to generate future taxable income during the periods in which the related temporary differences in the financial basis and the tax basis of the assets become deductible. The value of our deferred tax assets will depend on applicable income tax rates.

 At June 30, 2023, consistent with the above process, we evaluated the need for a valuation allowance against our deferred tax assets and determined that it was more likely than not that none of our deferred tax assets would be realized. As a result, in accordance with ASC 740, we recognized a valuation allowance of $8,286 against the deferred tax asset so that there is no net long-term deferred income tax asset at June 30, 2023. We conducted our evaluation by considering available positive and negative evidence to determine our ability to realize our deferred tax assets. In our evaluation, we gave more significant weight to evidence that was objective in nature as compared to subjective evidence. Also, more significant weight was given to evidence that directly related to our current financial performance as compared to less current evidence and future performance. A long-term deferred tax liability of $69 was established during the year ended June 30, 2022 to reflect the deferred tax liability for the non-amortizing trade name intangible asset.

The principal negative evidence that led us to determine at June 30, 2023 that all the deferred tax assets should have full valuation allowances was the projected current fiscal year tax loss disregarding unusual items associated with the CARES Act discussed above, history of losses as well as the underlying negative business conditions for rural healthcare businesses in which our Healthcare Services Segment businesses operate and the Federal income tax net operating loss carry-forward of approximately $24,802.

For Federal income tax purposes, at June 30, 2023, the Company had approximately $24,802 of estimated net operating loss carry-forwards available for use in future years subject to the limitations of the provisions of Internal Revenue Code Section 382. These net operating loss carryforwards expire primarily in fiscal 2024 through fiscal 2038; however, with the enactment of the Tax Cut and Jobs Act on December 22, 2017, federal net operating loss carryforwards generated in taxable years beginning after December 31, 2017 now have no expiration date. The Company's returns for the periods prior to the fiscal year ended June 30, 2020 are no longer subject to potential federal and state income tax examination.

12. EMPLOYEE BENEFITS

Defined Contribution Plan —SunLink has a defined contribution plan pursuant to IRS Section 401(k) covering substantially all employees. SunLink matches a specified percentage of the employee's contribution as determined periodically by its management. No match was provided for the fiscal years ended June 30, 2023 and 2022, respectively. Plan expense for the defined contribution plan was $0 for the years ended June 30, 2023 and 2022.

Defined Benefit Plans —No defined benefit plan is currently maintained for employees of SunLink, the Healthcare Services segment or the Pharmacy segment. Prior to 1997, SunLink maintained a defined benefit retirement plan covering substantially all of its domestic employees. Effective February 28, 1997, SunLink amended its domestic retirement plan to freeze participant benefits and closed the plan to new participants. Benefits under the frozen plan are based on years of service and level of earnings. SunLink funds the frozen plan, which is noncontributory, at a rate that meets or exceeds the minimum amounts required by the Employee Retirement Income Security Act of 1974. Since the sale of SunLink's life sciences and engineering segment businesses in the fiscal year ended March 31, 1999, net pension expense has been classified as an expense of discontinued operations.

At June 30, 2023, the plan's assets were invested 27% in cash and short-term investments, 56% in equity investments and 17% in fixed income investments. The plan's current investment policy of primarily investing in cash and short-term investments is based on the possible need for immediate liquidity as benefits are paid and participants withdraw from the plan. The expected return on investment of 4% is based upon the plan's historical return on assets. The plan expects to pay $30, $125, $37, $45, and $45 in pension benefits in the years ending June 30, 2024 through 2028, respectively. The plan expects to pay $268 in pension benefits for the years June 30, 2029 through 2033 in the aggregate. This assumes the plan participants elect to take monthly pension benefits as opposed to a lump sum payout when they reach age 65. The Company made contributions of $88 to the plan during the year ended June 30, 2023 and contributions of $100 to the plan during the year ended June 30,2022, respectively, and plans to make a contribution of $100 to the plan for the year ended June 30, 2024. The fair value of the plan assets at June 30, 2023 were $848, of which $614 is classified as a Level 2 investment within the valuation hierarchy and $234 is classified as a Level 3 investment within the valuation hierarchy

The components of net pension expense for all plans (comprised solely of one domestic plan) were as follows for the fiscal years ended June 30, 2023 and 2022:

	2023	2022
Service cost	$ 0	$ 0
Interest cost	52	42
Expected return on assets	(43)	(44)
Amortization of prior service cost	0	46
Settlement cost	(8)	0
Net pension expense	$ 1	$ 44
Weighted-average assumptions:		
Discount rate	4.50%	2.80%
Expected return on plan assets	4.00%	4.00%
Rate of compensation increase	0.00%	0.00%

Summary information for the plans (comprised solely of one domestic plan) is as follows for the fiscal years ended June 30, 2023 and 2022:

	2023	2022
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$ 1,172	$ 1,535
Interest cost	52	42
Actuarial (gain) loss	(67)	(378)
Benefits paid	(332)	(27)
Effect of settlements	23	0
Benefit obligation end of year	$ 848	$ 1,172
Change in Fair Value of Plan Assets:		
Beginning fair value	$ 1,041	$ 1,080
Actual return (loss) on plan assets	51	(112)
Employer contribution	88	100
Benefits paid	(332)	(27)
Plan assets at end of year	$ 848	$ 1,041
Funded status of the plans	0	(131)
Unrecognized actuarial (gain) loss	(20)	24
Accrued benefit cost	$ (20)	$ (107)
Amounts Recognized in Consolidated Balance Sheets		
Accrued benefit cost	(20)	(107)
Accumulated other comprehensive (gain) loss*	(20)	24
Net amount recognized	$ 0	$ (131)

* Accumulated other comprehensive loss represents minimum pension liability adjustments.

13. SALES TAX PAYABLE

During the fiscal year ended June 30, 2019, the Pharmacy segment business amended its sales tax position with four different taxing authorities to avail its business of exemptions from state and local sales taxes in Louisiana on revenues from the sales of products and services to beneficiaries of government insurance programs to the extent reimbursed by the administrators of such programs. No such sales taxes for any period subsequent to June 30, 2019 have been paid on the related reimbursement received from the government insurance payers' programs with respect to sales of such products and services. The Company has filed amended sales tax returns for periods still open under the applicable statutes of limitations claiming refunds of such sales taxes paid. Refunds have been received from two taxing authorities in the amounts claimed on amended returns and refund claims have been denied by one authority. Amounts claimed and received from the two taxing authorities providing refunds were recorded as revenues in the fiscal year ended June 30, 2020 in the amount of $359. At that time, claims for refunds from two other taxing authorities totaling approximately $1,500 were under audit and have subsequently been denied. As the probability of collection of such refunds claimed from these two taxing authorities remains uncertain; no amount has been recorded as a receivable or in income by the Company at June 30, 2023 in respect of such refund claims.

In addition, until October 1, 2022, the Company accrued as payable amounts for sales tax estimates from these two taxing authorities in amounts management believed would be payable if the Company's position did not prevail. During the three months ended December 31, 2022, after discussions with the taxing authorities and external legal counsel, the Company determined that it was more likely than not that its position could be sustained going forward and accrued but unpaid sales tax would not be payable. Based on this determination, the Company reversed $2,615 of accrued sales tax during the fiscal year ended June 30, 2023 as an increase of net revenues.

14. RELATED PARTIES

A director of the Company is a member of a law firm which provides services to SunLink. The Company has expensed an aggregate of $264 and $141 to the law firm in the fiscal years ended June 30, 2023 and 2022, respectively. Included in the Company's consolidated balance sheets at June 30, 2023 and 2022, respectively, is $36 and $15 of amounts payable to the law firm.

15. FINANCIAL INFORMATION BY SEGMENTS

Under ASC Topic No. 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision-making group is composed of the chief executive officer and members of senior management. Our two reportable operating segments are Healthcare Services and Pharmacy.

We evaluate performance of our operating segments based on revenue and operating profit (loss). Segment information for the fiscal years ended June 30, 2023 and 2022 is as follows:

	Healthcare Services	Pharmacy	Corporate and Other	Total
2023				
Net revenues from external customers	$ 14,441	$ 33,508	$ 0	$ 47,949
Operating profit (loss)	(2,604)	2,284	(2,002)	(2,322)
Depreciation and amortization	589	1,168	8	1,765
Total assets	9,933	8,322	5,014	23,269
Expenditures for property, plant and equipment	659	1,337	4	2,000
2022				
Net revenues from external customers	$ 13,409	$ 27,935	$ 0	$ 41,344
Operating profit (loss)	(3,290)	(450)	(1,600)	(5,340)
Depreciation and amortization	458	1,080	5	1,543
Total assets	12,377	8,127	7,439	27,943
Expenditures for property, plant and equipment	1,984	1,206	0	3,190

16. EARNINGS PER SHARE

(Share Amounts in Thousands)

Earnings (loss) per share and shares outstanding information for the years ended June 30, 2023 and 2022 is as follows:

	2023		2022	
	Amount	Per Share Amount	Amount	Per Share Amount
Loss from continuing operations	$ (1,655)		$ (1,722)	
Basic:				
Weighted-average shares outstanding	7,019	$ (0.24)	6,945	$ (0.25)
Diluted:				
Weighted-average shares outstanding	7,019	$ (0.24)	6,945	$ (0.25)
Loss from discontinued operations	$ (140)		$ (287)	
Basic:				
Weighted-average shares outstanding	7,019	$ (0.02)	6,945	$ (0.04)
Diluted:				
Weighted-average shares outstanding	7,019	$ (0.02)	6,945	$ (0.04)
Net loss	$ (1,795)		$ (2,009)	
Basic:				
Weighted-average shares outstanding	7,019	$ (0.26)	6,945	$ (0.29)
Diluted:				
Weighted-average shares outstanding	7,019	$ (0.26)	6,945	$ (0.29)
Weighted-average number of shares outstanding— basic	7,019		6,945	
Effect of dilutive director, employee and guarantor options and outstanding common share warrants	0		0	
Weighted-average number of shares outstanding— diluted	7,019		6,945	

Share options of 3 for the year ended June 30, 2023 are not included in the computation of diluted earnings per share because their effect would be antidilutive. Share options of 92 for the year ended June 30, 2022 are not included in the computation of diluted earnings per share because their effect would be antidilutive.

17. UPCOMING ACCOUNTING PRONOUNCESMENTS

In September 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instrument ("ASU 2016-13"). ASU 2016-13 requires entities to use a forward-looking approach based on current expected credit losses ("CECL") to estimate credit losses on certain types of financial instruments, including trade receivables. This may result in the earlier recognition of allowances for losses. ASU 2016-13 is effective for the Company beginning July 1, 2023, and early adoption is permitted. The Company does not believe the potential impact of the new guidance and related codification improvements will be material to its financial position, results of operations and cash flows.

18. SUBSEQUENT EVENTS

On August 2, 2023, the Board of SunLink declared a non-cash dividend per Common Share of one fractional interest in one of the Corporation's Series C Redeemable Preferred Shares (the "Series C Preferred Shares" and each such fraction of Series C Preferred Share, a "Series C Fractional Interest"). Each Series C Preferred Share is entitled to one million (1,000,000) votes and each Series C Fractional Interest in a Series C Preferred Share accordingly is entitled to one thousand (1,000) votes out of such one million votes. Series C Fractional Interests may not be transferred separately from the Common Shares and are represented by the Common Shares. Each Common Share is entitled to one (1) vote as a Common Share and also one thousand (1,000) votes for the corresponding Series C Fractional Interest thereon, on each matter properly brought before a special shareholders' meeting intended to be called and held to consider reincorporation of the Corporation from the state of Ohio to Georgia (the "Special Meeting") only if the holder is present in person or by proxy at the Special Meeting. The votes of each of the Series C Preferred Shares are exercised through and by holders of the Series C Fractional Interests and are automatically cast the same as the vote of the Common Share with respect to which they were issued and may not be cast separately from such Common Share. A total of 7,032 Series C Preferred shares were issued at the August issuance date. A further description of the Series C Preferred Shares and the Series C Fractional Interests and the terms and provisions thereof is set forth in the Company's Current Report on Form 8-K filed with the SEC on August 11, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-Q

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended September 30, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 1-12607

SUNLINK HEALTH SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Georgia	31-0621189
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

900 Circle 75 Parkway, Suite 690, Atlanta, Georgia 30339
(Address of principal executive offices)
(Zip Code)

(770) 933-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered Symbol(s)
Common Shares without par value	SSY	NYSE American
Preferred Share Purchase Rights		

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filings requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (of for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

Securities registered pursuant to Section 12(b) of the Act:

The number of Common Shares, without par value, outstanding as of November 17, 2023 was 7,040,603.

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

SUNLINK HEALTH SYSTEMS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30, 2023 (unaudited)		June 30, 2023	
ASSETS				
Current Assets:				
Cash and cash equivalents	$	2,820	$	4,486
Receivables - net		2,764		2,592
Inventory		1,602		1,628
Current assets held for sale		7,284		1,920
Prepaid expense and other assets		2,061		1,648
Total current assets		16,531		12,274
Property, plant and equipment, at cost		11,718		11,259
Less accumulated depreciation		(8,827)		(8,542)
Property, plant and equipment - net		2,891		2,717
Noncurrent Assets:				
Intangible asset		1,180		1,180
Noncurrent assets held for sale		0		5,812
Right of use assets		732		798
Other noncurrent assets		389		487
Total noncurrent assets		2,301		8,277
TOTAL ASSETS	$	21,723	$	23,268
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	1,359	$	1,067
Current maturities of long-term debt		3		14
Accrued payroll and related taxes		853		1,027
Current liabilities held for sale		1,452		1,312
Current operating lease liabilities		335		334
Other accrued expenses		991		1,115
Total current liabilities		4,993		4,869
Long-Term Liabilities				
Noncurrent liability for professional liability risks		126		138
Long-term operating lease liabilities		412		481
Noncurrent liabilities held for sale		0		192
Other noncurrent liabilities		113		171
Total long-term liabilities		651		982
Commitments and Contingencies				
Shareholders' Equity				
Preferred Shares, authorized and unissued, 2,000 shares		0		0
Common Shares, without par value:				
Issued and outstanding, 7,041 shares at September 30, 2023 and 7,032 at June 30, 2023		3,521		3,516
Additional paid-in capital		10,747		10,746
Retained earnings		1,661		3,005
Accumulated other comprehensive income		150		150
Total Shareholders' Equity		16,079		17,417
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	21,723	$	23,268

See notes to condensed consolidated financial statements.

SUNLINK HEALTH SYSTEMS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30,	
	2023	2022
Net revenues	$ 8,555	$ 7,449
Costs and Expenses:		
Cost of goods sold	4,771	4,369
Salaries, wages and benefits	2,617	2,523
Supplies	34	30
Purchased services	286	250
Other operating expenses	906	533
Rent and lease expense	91	92
Depreciation and amortization	300	269
Operating Loss	(450)	(617)
Other Income (Expense):		
Gains on sale of assets	2	12
Interest income (expense), net	22	0
Loss from Continuing Operations before income taxes	(426)	(605)
Income Tax Expense	2	0
Loss from Continuing Operations	(428)	(605)
Loss from Discontinued Operations, net of tax	(916)	(953)
Net Loss	(1,344)	(1,558)
Other comprehensive income	0	0
Comprehensive Loss	$ (1,344)	$ (1,558)
Loss Per Share:		
Continuing Operations:		
Basic	$ (0.06)	$ (0.09)
Diluted	$ (0.06)	$ (0.09)
Discontinued Operations:		
Basic	$ (0.13)	$ (0.14)
Diluted	$ (0.13)	$ (0.14)
Net Loss:		
Basic	$ (0.19)	$ (0.22)
Diluted	$ (0.19)	$ (0.22)
Weighted-Average Common Shares Outstanding:		
Basic	7,033	6,983
Diluted	7,033	6,983

See notes to condensed consolidated financial statements.

SUNLINK HEALTH SYSTEMS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)
(Unaudited)

	Common Shares		Additional Paid-in Capital	Retained Earnings (Loss)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
JUNE 30, 2023	7,032	$ 3,516	$ 10,746	$ 3,005	$ 150	$ 17,417
Share options exercised	9	5	1	0	0	6
Net loss	0	0	0	(1,344)	0	(1,344)
SEPTEMBER 30, 2023	7,041	$ 3,521	$ 10,747	$ 1,661	$ 150	$ 16,079
JUNE 30, 2022	6,954	$ 3,478	$ 10,736	$ 4,800	$ 106	$ 19,120
Share options exercised	78	38	10	0	0	48
Net earnings	0	0	0	(1,558)	0	(1,558)
SEPTEMBER 30, 2022	7,032	$ 3,516	$ 10,746	$ 3,242	$ 106	$ 17,610

See notes to condensed consolidated financial statements.

SUNLINK HEALTH SYSTEMS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended September 30, 2023	Three Months Ended September 30, 2022
Net Cash Used in Operating Activities	$ (1,137)	$ (1,271)
Cash Flows Provided by (Used in) Investing Activities:		
Expenditures for property, plant and equipment - continuing operations	(476)	(315)
Expenditures for property, plant and equipment - discontinued operations	(53)	(309)
Proceeds from sale of property, plant and equipment - continuing operations	5	13
Net Cash Used in Investing Activities	(524)	(611)
Cash Flows Provided by (Used in) Financing Activities:		
Proceeds from share options exercises	6	49
Payments on long-term debt - continuing operations	(11)	(10)
Net Cash Provided by (Used in) Financing Activities	(5)	39
Net Decrease in Cash and Cash Equivalents	(1,666)	(1,843)
Cash and Cash Equivalents Beginning of Period	4,486	6,794
Cash and Cash Equivalents End of Period	$ 2,820	$ 4,951
Supplemental Disclosure of Cash Flow Information:		
Cash Paid (Received) for:		
Interest	$ (22)	$ 4
Income taxes	$ 43	$ 0
Non-cash investing and financing activities:		
Right-of-use assets obtained in exchange for operating lease liabilities	$ 18	$ 7

See notes to condensed consolidated financial statements.

SUNLINK HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED SEPTEMBER 30, 2023
(all dollar amounts in thousands except per share amounts)

(Unaudited)

Note 1. –Basis of Presentation

The accompanying unaudited Condensed Consolidated Financial Statements as of September 30, 2023 and for the three month periods ended September 30, 2023 and 2022 have been prepared in accordance with Rule 8-03 and Article 8-03 of Regulation S-X of the Securities and Exchange Commission (“SEC”) and, as such, do not include all information required by accounting principles generally accepted in the United States of America (“GAAP”). The condensed consolidated June 30, 2023 balance sheet included in this interim filing has been derived from the audited consolidated financial statements at that date but does not include all the information and related notes required by GAAP for complete consolidated financial statements. These Condensed Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements included in the SunLink Health Systems, Inc. (“SunLink”, “we”, “our”, “ours”, “us” or the “Company”) Annual Report on Form 10-K for the fiscal year ended June 30, 2023, filed with the SEC on September 28, 2023. In the opinion of management, the Condensed Consolidated Financial Statements, which are unaudited, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position and results of operations for the periods indicated. The results of operations for the three month period ended September 30, 2023 are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

Throughout these notes to the condensed consolidated financial statements, SunLink Health Systems, Inc., and its consolidated subsidiaries are referred to on a collective basis as “SunLink”, “we”, “our”, “ours”, “us” or the “Company.” This drafting style is not meant to indicate that SunLink Health Systems, Inc. or any particular subsidiary of the Company owns or operates any particular asset, business or property. Each operation and business described in this filing is owned and operated by a distinct and indirect subsidiary of SunLink Health Systems, Inc.

Note 2. – Business Operations

The Company’s continuing operations is composed of a Pharmacy business and an information technology (“IT”) business.

The Pharmacy business, is composed of four operational areas conducted in three locations in southwest Louisiana:

- Retail pharmacy products and services, consisting of retail pharmacy sales.
- Institutional pharmacy services consisting of the provision of specialty and non-specialty pharmaceutical and biological products to institutional clients or to patients in institutional settings, such as extended care and rehabilitation centers, nursing homes, assisted living facilities, behavioral and specialty hospitals, hospice, and correctional facilities.
- Non-institutional Pharmacy services consisting of the provision of specialty and non-specialty pharmaceutical and biological products to clients or patients in non-institutional settings including private residential homes.
- Durable medical equipment products and services (“DME”), consisting primarily of the sale and rental of products for institutional clients or to patients in institutional settings and patient-administered home care.

A subsidiary, SunLink Health Systems Technology (“SHST Technology”), provides information technology (“IT”) services to outside customers and to SunLink subsidiaries. The Company also owns a subsidiary which owns approximately twenty-five (25) acres of unimproved land in Ellijay, Georgia.

Series C Redeemable Preferred Shares

On August 2, 2023, the Board of SunLink declared a non-cash dividend per Common Share of one fractional interest in one of the Corporation's Series C Redeemable Preferred Shares (the "Series C Preferred Shares" and each such fraction of Series C Preferred Share, a "Series C Fractional Interest"). Each of the 7,032 Series C Preferred Share issued was entitled to one million (1,000,000) votes and each Series C Fractional Interest in a Series C Preferred Share accordingly was entitled to one thousand (1,000) votes out of such one million votes. Series C Fractional Interests could not be transferred separately from the Common Shares and were represented by the Common Shares. Each Common Share was entitled to one (1) vote as a Common Share and also one thousand (1,000) votes for the corresponding Series C Fractional Interest thereon, on each matter properly brought before a special shareholders' meeting which was held on October 19, 2023 and at which the Corporation was reincorporated from the state of Ohio to Georgia (the "Special Meeting"). A further description of the Series C Preferred Shares and the Series C Fractional Interests and the terms and provisions thereof is set forth in the Company's Current Report on Form 8-K filed with the SEC on August 11, 2023.

COVID-19 Pandemic and CARES Act Funding

COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. The U.S. Department of Health and Human Services ("HHS") declared the end of the COVID-19 pandemic effective May 11, 2023. We believe the effect of the COVID-19 pandemic and its aftermath and certain of the public and certain governmental responses to it have in varying degrees negatively affected of our operations during each of our last fourteen quarters' results.

During the pandemic and its aftermath our Healthcare business experienced material reductions in demand and net revenues. Shortages of and increased costs of certain medical supplies and equipment related to the pandemic as well as increases in the levels of salaries, wages and benefits, have continued adversely to affect our Healthcare businesses. In addition, we experienced loss of some employees, including clinical staff, believed due to, among other things, federally mandated vaccination of healthcare workers against COVID-19.

Our Pharmacy business also experienced reduced sales trends in certain areas, increased costs and reduced staff due to the COVID-19 pandemic and its aftermath as well as material reductions in demand and net revenues. Many of our primary physician referral sources operated at reduced capacity, and not all have resumed operating at full capacity. We believe aftermath of the COVID-19 pandemic continues to negatively to affect the cost of, and result in a lack of inventory for, certain DME products and Retail and Institutional Pharmacy drugs and products. Our Institutional Pharmacy services also experienced increased costs and operational inefficiencies due to measures taken by us and restrictions implemented by our institutional customers in response to the COVID-19 pandemic and its aftermath.

Our Healthcare and Pharmacy segments received approximately $6,182 in general and targeted Provider Relief Funds ("PRF") during the period April 1, 2020 through September 30, 2023 under the CARES Act, which was enacted in March 2020 in response to the COVID-19 pandemic. The PRF distributions have been accounted for as government grants, and a total of $6,162 have been recognized since April l, 2020 as other income under the gain contingency recognition method. As of September 30, 2023 and June 30, 2023, $20 of unearned CARES Act funds is included in other accrued expenses in accompanying condensed consolidated balance sheets.

The Taxpayer Certainty and Disaster Tax Relief Act of 2020, enacted December 27, 2020, made a number of changes to employer retention tax credits previously made available under the CARES Act, including modifying and extending the Employee Retention Credit ("ERC") for the six calendar months ending June 30, 2021. As a result of such legislation, the Company qualified for ERC for the first and second calendar quarters of 2021 due to the decrease in its gross receipts and applied for ERC of $3,586 through amended quarterly payroll tax filings for the applicable quarters. As of September 30, 2023, the Company has received all the ERC which we applied for. We continue to monitor compliance with the terms and conditions of the ERC programs and developing interpretations and enforcement of the ERC program rules and the regulations.

PRF distributions and other grants received during the pandemic are subject to Federal audits and Single Audits and not subject to repayment provided we are able to attest to and comply with the terms and conditions of the funding, including demonstrating that the funds received have been used for designated, allowable healthcare-related expenses and capital expenditures attributable to COVID-19 and for "Lost Revenues" as defined by the department of HHS. We continue to monitor compliance with the terms and conditions of such funds received, as well as the impact of the pandemic on our revenues and expenses. If we are unable to attest to or comply with current or future terms and conditions, and there is no assurance we will continue to be able to do so, our ability to retain some or all of such funds received may be impacted, and we may have to return the unutilized portion of those funds, if any, in the future. The Company filed its Schedule of Grant Income of HHS awards and audit report for the year ended June 30, 2021 with the Health Resources and Services Administration ("HRSA") agency of HHS on September 30, 2022.

Note 3. – Discontinued Operations

All of the businesses discussed below are reported as discontinued operations and the condensed consolidated financial statements for all prior periods have been adjusted to reflect this presentation.

Sale of Trace Regional Health Systems. Inc –On November 10, 2023, the Company's subsidiary, Crown Healthcare Investments, LLC, signed an agreement with Progressive Health Group, LLC, for the sale of the subsidiary that owns and operates Trace Regional Medical Center, which includes a hospital, a skilled nursing facility and three (3) patient clinics in Houston, MS, for approximately $8,000. The sale is expected to close by December 15, 2023 but is subject to, among other things, the Buyer's satisfactory completion of its due diligence investigation and a number of customary closing conditions.

Sold Hospitals and Nursing Home– Subsidiaries of the Company have sold substantially all the assets of five hospitals ("Sold Facilities") during the period July 2, 2012 to March 17, 2019. The loss before income taxes of the Sold Facilities results primarily from the effects of retained professional liability insurance and claims expenses and settlement of a lawsuit.

Life Sciences and Engineering Segment —SunLink retained a defined benefit retirement plan which covered substantially all the employees of this segment when the segment was sold in fiscal year 1998. Effective February 28, 1997, the plan was amended to freeze participant benefits and close the plan to new participants. Pension expense and related tax benefit or expense is reflected in the results of operations for this segment for the three months ended September 30, 2023 and 2022, respectively.

The components of pension expense for the three months ended September 30, 2023 and 2022, respectively, were as follows:

| | Three Months Ended September 30, | |
	2023	2022
Interest cost	$ 11	$ 13
Expected return on assets	(9)	(11)
Amortization of prior service cost	0	0
Net pension expense	$ 2	$ 2

SunLink contributed $5 to the plan in the three months ended September 30, 2023 and expects to contribute an additional $15 during the last nine months of the fiscal year ending June 30, 2024.

Details of statements of operations from discontinued operations for the three months ended September 30, 2023 and 2022, primarily reflecting the reporting of Trace as discontinued operations as a result of the Company's agreement to sell Trace, which was signed on November 10, 2023, are as follows:

| | Three Months Ended September 30, | |
	2023	2022
Net Revenues	$ 2,672	$ 3,600
Costs and Expenses:		
Salaries, wages and benefits	1,898	2,807
Supplies	289	306
Purchased services	706	799
Other operating expenses	528	573
Rent and lease expense	34	26
Depreciation and amortization	133	99
Operating Loss	(916)	(1,010)
Other Income (Expense):		
Federal stimulus - Provider relief funds	0	61
Interest income (expense), net	0	(4)
Loss from Discontinued Operations before income taxes	(916)	(953)
Income Tax Expense	0	0
Loss from Discontinued Operations, net of tax	$ (916)	$ (953)

Details of assets and liabilities held for sale at September 30, 2023 and June 30, 2023, which primarily reflects the reporting of Trace's assets to be sold and liabilities to be assumed in a sale as a result of the Company's November 10, 2023 agreement to sell Trace are as follows:

	September 30, 2023	June 30, 2023
Receivables - net	$ 1,287	$ 1,659
Inventory	142	125
Prepaid expense and other assets	136	136
Property, plant and equipment, net	5,484	5,564
Right of use assets	232	246
Noncurrent assets	3	2
Total assets held for sale	$ 7,284	$ 7,732
Accounts payable	$ 854	$ 783
Accrued payroll and related taxes	251	361
Current operating lease liabilities	61	61
Other accrued expenses	136	107
Long-term operating lease liabilities	150	192
Total liabilities held for sale	$ 1,452	$ 1,504

Note 4. – Shareholders' Equity

Stock-Based Compensation – For the three months ended September 30, 2023 and 2022, the Company recognized no stock-based compensation for options issued to employees and directors of the Company. There were 9,000 shares issued as a result of options exercised during the three months ended September 30, 2023. There were 77,452 shares issued as a result of options exercised during the three months ended September 30, 2022.

Note 5. – Revenue and Accounts Receivable

Revenues by payor were as follows for the three months ended September 30, 2023 and 2022:

	Three Months Ended September 30,	
	2023	2022
Medicare	$ 3,830	$ 3,262
Medicaid	1,650	1,604
Retail and Institutional Pharmacy	1,704	1,499
Managed Care & Other Insurance	1,170	873
Self-pay	180	196
Other	21	15
Total Net Revenues	$ 8,555	$ 7,449

The three months ended September 30, 2023 includes $321 of prior period sales tax refunds.

Accounts Receivable and Allowance for Doubtful Accounts

The Company adopted Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 326, Financial Statements – Credit Losses ("Topic 326") with an adoption date of July 1, 2023. This standard requires a financial asset (or a group of financial assets) measured at amortized cost basis, to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial assets. The Company evaluates the valuation of accounts receivable concessions allowances based upon its historical collection trends, as well as its understanding of the nature and collectability of accounts based on their age and other factors. The model is based on the credit losses expected to arise over the life of the asset based on the Company's expectations as of the balance sheet date through analyzing historical customer data as well as taking into consideration current and estimated future economic trends. The Company adopted Topic 326 and determined it did not have a material financial impact.

The roll forward of the allowance for doubtful accounts for the three-months ended September 30, 2023 was as follows:

June 30, 2023 balance	$ 532
Concession allowance expense	79
Write-offs	(203)
September 30, 2023 balance	$ 408

Note 6. – Intangible Assets

As of September 30, 2023 and June 30, 2023, intangible assets consist solely of an indefinite-lived trade name of $1,180 under the Pharmacy Segment.

Amortization expense was $0 and $6 for the three months ended September 30, 2023 and 2022, respectively.

Note 7. – Long-Term Debt

Long-term debt consisted of the following:

	September 30, 2023	June 30, 2023
Finance Lease Obligations	$ 3	$ 14
Less current maturities	(3)	(14)
Long-term Debt	$ 0	$ 0

Note 8. – Income Taxes

Income tax expense of $2 (all state income taxes) was recorded for continuing operations for the three months ended September 30, 2023. No income tax was recorded for continuing operations for the three months ended September 30, 2022.

In accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740, we evaluate our deferred taxes quarterly to determine if adjustments to our valuation allowance are required based on the consideration of available positive and negative evidence using a "more likely than not" standard with respect to whether deferred tax assets will be realized. Our evaluation considers, among other factors, our historical operating results, our expectation of future results of operations, the duration of applicable statuary carryforward periods and conditions of the healthcare industry. The ultimate realization of our deferred tax assets depends primarily on our ability to generate future taxable income during the periods in which the related temporary differences in the financial basis and the tax basis of the assets become deductible. The value of our deferred tax assets will depend on applicable income tax rates.

At September 30, 2023, consistent with the above process, we evaluated the need for a valuation allowance against our deferred tax assets and determined that it was more likely than not that none of our deferred tax assets would be realized. As a result, in accordance with ASC 740, we recognized a valuation allowance of $8,419 against the deferred tax asset so that there is no net long-term deferred income tax asset at September 30, 2023. We conducted our evaluation by considering available positive and negative evidence to determine our ability to realize our deferred tax assets. In our evaluation, we gave more significant weight to evidence that was objective in nature as compared to subjective evidence. A long-term deferred tax liability of $69 is recorded within other noncurrent liabilities in the accompanying condensed consolidated balance sheet of September 30, 2023 to reflect the deferred tax liability for the non-amortizing trade name intangible asset.

The principal negative evidence that led us to determine at September 30, 2023 that all the deferred tax assets should have full valuation allowances was historical tax losses and the projected current fiscal year tax loss. For purposes of evaluating our valuations allowances, the Company's history of losses represent significant historical negative evidence and we have recognized none of our federal income tax net operating loss carry-forward of approximately $26,541.

For federal income tax purposes, at September 30, 2023, the Company had approximately $26,541 of estimated net operating loss carry-forwards available for use in future years subject to the limitations of the provisions of Internal Revenue Code Section 382. These net operating loss carryforwards expire primarily in fiscal year 2023 through fiscal year 2038; however, with the enactment of the Tax Cut and Jobs Act on December 22, 2017, federal net operating loss carryforwards generated in taxable years beginning after December 31, 2017 now have no expiration date. The Company's returns for the periods prior to the fiscal year ended June 30, 2020 are no longer subject to potential federal and state income tax examination. Net operating loss carry-forwards generated in tax years prior to June 30, 2020 are still subject to redetermination in potential federal income tax examination.

Note 9. – Leases

The Company has operating leases and a financing lease relating to its pharmacy operations, medical office buildings, certain medical equipment, and office equipment. All lease agreements generally require the Company to pay maintenance, repairs, property taxes and insurance costs, all of which are variable amounts based on actual costs. Variable lease costs also include escalating rent payments that are not fixed at commencement but are based on an index determined in future periods over the lease term based on changes in the Consumer Price Index or other measure of cost inflation. Some leases include one or more options to renew the lease at the end of the initial term, with renewal terms that generally extend the lease at the then market rental rates. Leases may also include an option to buy the underlying asset at or a short time prior to the termination of the lease. All such options are at the Company's discretion and are evaluated at the commencement of the lease, with only those that are reasonably certain of exercise included in determining the appropriate lease term. The components of lease cost and rent expense for the three months ended September 30, 2023 and 2022 are as follows:

Lease Cost	Three Months Ended September 30, 2023		Three Months Ended September 30, 2022	
Operating lease cost:				
Operating lease cost	$	85	$	85
Short-term rent expense		5		6
Variable lease cost		1		1
Total operating lease cost	$	91	$	92
Finance lease cost:				
Amortization of right-of-use assets	$	9	$	9
Interest on finance lease liabilities		0		1
Total finance lease cost	$	9	$	10

Supplemental balance sheet information relating to leases was as follows:

Operating Leases:	Balance Sheet Classifications	As of September 30, 2023		As of June 30, 2023	
Operating lease ROU Assets	ROU Assets	$	732	$	798
Finance Leases:					
Finance lease ROU Assets	Property, plant and equipment		203		203
Accumulated amortization	Accumulated depreciation		138		130
Current finance lease liabilities	Current maturities of long-term debt		3		14

Supplemental cash flow and other information related to leases as of and for the three months ended September 30, 2023 and 2022 are as follows:

Other information	Three Months Ended September 30, 2023		September 30, 2022	
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows from operating leases	$	85	$	85
Operating cash flows from finance leases		0		1
Financing cash flow from finance leases		10		10
Right-of-use assets obtained in exchange for new operating lease liabilities		18		7
Weighted-average remaining lease term:				
Operating leases		2.29 years		3.19 years
Finance leases		.16 years		1.16 years
Weighted-average discount rate:				
Operating leases		0.99%		1.03%
Finance leases		6.54%		6.54%

Commitments relating to non-cancellable operating and finance leases as of September 30, 2023 for each of the next five years and thereafter are as follows:

Payments due within	Operating Leases		Finance Leases	
1 year	$	341	$	4
2 years		318		0
3 years		91		0
4 years		6		0
5 years		1		0
Over 5 years		0		0
Total minimum future payments		757		4
Less: Imputed interest		(10)		(1)
Total liabilities		747		3
Less: Current portion		(335)		(3)
Long-term liabilities	$	412	$	0

Note 10. – Sales Tax Payable

During the fiscal year ended June 30, 2019, the Pharmacy segment business amended its sales tax position with four different taxing authorities to avail its business of exemptions from state and local sales taxes in Louisiana on revenues from the sales of products and services to beneficiaries of government insurance programs to the extent reimbursed by the administrators of such programs. No such sales taxes for any period subsequent to June 30, 2019 have been paid on the related reimbursement received from the government insurance payers' programs with respect to sales of such products and services. The Company has filed amended sales tax returns for periods still open under the applicable statutes of limitations claiming refunds of such sales taxes paid. Refunds have been received from three taxing authorities in the amounts claimed on amended returns and a settlement was reached with one taxing authority to offset future sales tax payable. Amounts claimed and received from two taxing authorities providing refunds were recorded as revenues in the fiscal year ended June 30, 2020 in the amount of $359. During the three months ended September 30, 2023, the Company recorded a refund receivable of $321 as revenue for a sales tax refund which was received in October, 2023. Also in October 2023, a settlement was reached with the last unsettled sales tax refund for $150 to offset future sales tax payable. This settlement will be recorded as sales tax credits are used to reduce current sales tax payable.

In addition, until October 1, 2022, the Company accrued as payable amounts for sales tax estimates from these taxing authorities in amounts management believed would be payable if the Company's position did not prevail. During the three months ended December 31, 2022, after discussions with the taxing authorities and external legal counsel, the Company determined that it was more likely than not that its position could be sustained going forward and accrued but unpaid sales tax would not be payable. Based on this determination, the Company reversed $2,615 of accrued sales tax during the three months ended December 31, 2022 as an increase of net revenues.

Note 11. – Commitments and Contingencies

Contractual obligations, commitments and contingencies related to outstanding debt and interest (excluding operating leases, see Note 9) in continuing operations at September 30, 2023 were as follows:

Payments due within:	Long-Term Debt		Interest on Outstanding Debt	
1 year	$	3	$	1
2 years		0		0
3 years		0		0
4 years		0		0
5 years		0		0
	$	3	$	1

Note 12. – Related Party Transactions

A director of the Company is senior counsel in a law firm which provides services to SunLink. The Company expensed an aggregate of $187 and $55 for legal services to this law firm in the three months ended September 30, 2023 and 2022, respectively. Included in the Company's condensed consolidated balance sheets at September 30, 2023 and June 30, 2023 is outstanding legal expenses to this firm $185 and $36, respectively,

Note 13. – Subsequent Events

Sale of Trace Regional Health Systems –On November 10, 2023, the Company's subsidiary, Crown Healthcare Investments, LLC, signed an agreement with Progressive Health Group, LLC, for the sale of the subsidiary that owns and operates Trace Regional Medical Center, which includes a hospital, a skilled nursing facility and three (3) patient clinics in Houston, MS, for approximately $8,000. The sale is expected to close no later than December 15, 2023 but is subject to, among other things, the Buyer's satisfactory completion of its due diligence investigation and a number of customary closing conditions. The Company expects to recognize a gain on the sale of Trace in discontinued operations in the quarter ending December 31, 2023.

State of incorporation change– On October 19, 2023, a special shareholders' meeting of the Company was held at which shareholder approval of the Company's reincorporation from the state of Ohio to Georgia was approved.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Dollars in thousands, except per share and admissions data)

Forward-Looking Statements

This Quarterly Report and the documents that are incorporated by reference in this Quarterly Report contain certain forward-looking statements within the meaning of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts and may be identified by the use of words such as "may," "believe," "will," "seeks to", "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements are based on the current plans and expectations and are subject to a number of risks, uncertainties and other factors which could significantly affect current plans and expectations and our future financial condition and results. Throughout this annual report and the notes to the condensed consolidated financial statements, SunLink Health Systems, Inc., and its consolidated subsidiaries are referred to on a collective basis as "SunLink", "we", "our", "ours", "us" or the "Company." This drafting style is not meant to indicate that SunLink Health Systems, Inc. or any particular subsidiary of SunLink Health Systems, Inc. owns or operates any asset, business, or property. Healthcare services, pharmacy operations and other businesses described in this filing are owned and operated by distinct and indirect subsidiaries of SunLink Health System, Inc. These forward-looking statements are based on current plans and expectations and are subject to a number of risks, uncertainties and other factors that could significantly affect current plans and expectations and our future financial condition and results. These factors, which could cause actual results, performance, and achievements to differ materially from those anticipated, include, but are not limited to:

General Business Conditions

- general economic and business conditions in the U.S., both nationwide and in the states in which we operate;

- the continuing after-effects of the COVID-19 pandemic, both nationwide and in the states in which we operate, including among other things, on demand for our customary services, the efficiency of such services, availability of staffing, availability of supplies, costs and financial results. Future COVID-19, its variants or other pandemics of other contagious diseases could result in the unavailability of personnel to provide services, regulatory bans on certain services or admissions, decreased occupancy levels, increase costs, reduce our revenues and otherwise adversely affect our business;

- the competitive nature of the U.S. community hospital, extended care and rehabilitation center, nursing home, and pharmacy businesses;

- demographic characteristics and changes in areas where we operate, including resistance to vaccination for COVID-19 and/or its variants;

- the availability of cash or borrowings to fund working capital, renovations, replacements, expansions, and capital improvements at existing healthcare and pharmacy facilities and for acquisitions and replacement of such facilities;

- changes in accounting principles generally accepted in the U.S.;

- the impact of inflation on our patients, operating costs, ability and feasibility of raising funds, and on our ability to achieve cash flow and profitability, including our inability to cover cost increases because most of our revenue is from government programs whose payments are fixed; and

- fluctuations in the market value of equity securities including SunLink common shares, including fluctuations based on actual or feared inflation or recession.

Operational Factors

- the ability or inability to operate profitably in one or more segments of the healthcare business;

- the availability of, and our ability to attract and retain, sufficient qualified staff physicians, management, nurses, pharmacists, and staff personnel for our operations;

- timeliness and amount and conditions of reimbursement payments received under government programs;

- the lack of availability of future governmental support that may be required to offset the after effects of the COVID-19 pandemic or future pandemics and absence of forgiveness features in any such future loans or an inability to meet the usage or forgiveness requirements;

- the ability to achieve compliance with requirements of the expenditure and retention of Provider Relief Funds ("PRF");

- the ability or inability to fund our obligations under capital leases or new or existing obligations and/or any existing or potential defaults under existing indebtedness;

- restrictions imposed by existing or future contractual obligations including existing or new indebtedness;

- the cost and availability of insurance coverage including professional liability (e.g., medical malpractice) and general, employment, fiduciary, other liability insurance and changes in estimates of our self-insurance claims and reserves;

- the efforts of governmental authorities, insurers, healthcare providers, and others to contain and reduce healthcare costs;

- the impact on hospital, clinic, and nursing home services of the treatment of patients in alternative or lower acuity healthcare settings, such as with drug therapy, in surgery centers, and urgent care centers, retirement homes or at home;

- changes in medical and other technology;

- increases in prices of materials and services utilized in our Healthcare Services and Pharmacy segments;

- increases in wages as a result of inflation or competition for physician, nursing, pharmacy, management, and staff positions;

- any impairment in our ability to collect accounts receivable, including deductibles and co-pay amounts;

- the functionality of or costs with respect to our information systems for our Healthcare Services and Pharmacy segments and our corporate office, including both software and hardware;

- the availability of and competition from alternative drugs or treatments to those provided by our Pharmacy segment; and

- the restrictions, clawbacks, processes, and conditions relating to our Pharmacy segment imposed by pharmacy benefit managers, drug manufacturers, and distributors.

Liabilities, Claims, Obligations and Other Matters

- claims under leases, guarantees, disposition agreements, and other obligations relating to asset past and future sales or discontinued operations, including claims from sold or leased facilities and services, retained liabilities or retained subsidiaries;

- potential adverse consequences of any known and unknown government investigations;

- claims for medical malpractice product, environmental or other liabilities from continuing and discontinued operations;

- professional, general, and other claims which may be asserted against us, including claims based on a failure currently unknown to us of our physicians and other personnel to comply with COVID-19 vaccination mandates;

- potential damages and consequences of natural disasters and weather-related events such as tornados, earthquakes, hurricanes, flooding, snow, ice and wind damage, and population evacuations affecting areas in which we operate; and

- potential adverse contingencies of terrorist acts, crime or civil unrest.

Regulation and Governmental Activity

- negative consequences of existing and proposed governmental budgetary constraints or modification or termination of existing government programs or the implementation and related costs and disruptions of new government programs such as environmental, social and governance programs;

- negative consequences of Federal and state insurance exchanges and their rules relating to reimbursement terms;

- the continuing decision by Mississippi (where we operate our remaining hospital and nursing home) to not expand Medicaid;

- the regulatory environment for our businesses, including state certificate of need laws and regulations, pharmacy licensing laws and regulations, rules and judicial cases relating thereto, including proposed nursing home minimum staffing requirements;

- changes in the levels and terms of government (including Medicare, Medicaid and other programs) and private reimbursement for SunLink's healthcare services including the payment arrangements and terms of managed care agreements; indigent care and other reimbursements (e.g. Medicare Upper Payment Limit "UPL" and Disproportionate Share Hospital "DSH" adjustments) and governmental assessments for such programs;

- the failure of government and private reimbursement to cover our increasing costs;

- changes in or failure to comply with Federal, state and local laws and regulations and enforcement interpretations of such laws and regulations affecting our Healthcare Services and Pharmacy segments; and

- the possible enactment of additional Federal healthcare reform laws or reform laws or regulations in states where our subsidiaries operate hospital and pharmacy facilities (including Medicaid waivers, bundled payments, managed care programs, accountable care and similar organizations, competitive bidding and other reforms).

Dispositions, Acquisition and Renovation Related Matters

- the ability to dispose of underperforming facilities, underperforming business segments and surplus assets on acceptable terms;

- the availability of cash and the terms of borrowed or equity capital to fund acquisitions or replacement facilities, improvements or renovations to existing facilities or both; and

- competition in the market for acquisitions of hospitals, rehabilitation centers, nursing homes, pharmacy facilities, and other healthcare businesses.

The foregoing are significant factors we think could cause our actual results to differ materially from expected results. However, there could be additional factors besides those listed herein that also could affect SunLink in an adverse manner. You should read this Quarterly Report completely and with the understanding that future results may be materially different from what we expect. You are cautioned not to unduly rely on forward-looking statements when evaluating the information presented in this Quarterly Report or our other disclosures because current plans, anticipated actions, and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on behalf of SunLink.

We have not undertaken any obligation to publicly update or revise any forward-looking statements. All of our forward-looking statements speak only as of the date of the document in which they are made or, if a date is specified, as of such date. We disclaim any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in our expectations or any changes in events, conditions, circumstances or information on which the forward-looking statement is based, except as required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing factors and the other risk factors set forth elsewhere in this report.

Business Strategy: Operations, Dispositions and Acquisitions

The Board of Directors of SunLink believes the Company needs to expand if it is to continue as a public corporation and should therefore, among other things: (i) actively pursue one or more extraordinary corporate transactions to expand the Company's business, any of which transactions may involve a merger or consolidation with a compatible third party, as a result of which the Company may or may not be in the majority, (ii) continue the Company's business strategy to focus its efforts on improving its operations and services generally and achieving and maintaining profitability in its existing Pharmacy business, which may include selective acquisitions, subject to available capital, or dispositions of underperforming subsidiaries or facilities and (iii) effect corporate governance changes which were approved at the Special Meeting of Shareholders held on October 19, 2023, which approved reincorporation in Georgia with governing documents which provide for majority shareholder voting to better enable the Company to pursue any such extraordinary corporate transaction which may be judged favorable to the Company and its shareholders. On November 10, 2023, the Company's subsidiary, Crown Healthcare Investments, LLC, signed an agreement with Progressive Health Group, LLC, for the sale of the subsidiary that owns and operates Trace Regional Medical Center, which includes a hospital, a skilled nursing facility and three (3) patient clinics in Houston, MS, for approximately $8,000. The sale is expected no later than December 15, 2023 but is subject to, among other things, the Buyer's satisfactory completion of its due diligence investigation and a number of customary closing conditions.

The Company expects to use existing cash primarily to sustain its operations, and to fund activities related to such extraordinary transactions when available and appropriate, and for other general corporate purposes. The Company believes certain portions of its businesses continue to under-perform and the Company periodically entertains overtures for the sale of one or more of its businesses when deemed appropriate, including to better position the company for an extraordinary corporate business transaction such as a merger or consolidation.

In connection with a Special Meeting of Shareholders to reincorporate in Georgia and approve majority voting, a total of 7,032 Series C Preferred Shares were issued, each entitled to one million (1,000,000) votes and in turn each Series C Fractional Interest in such a Series C Preferred Share was issued for each Common Share of the Company and accordingly was entitled to one thousand (1,000) votes out of such one million votes of the corresponding Series C Preferred. Series C Fractional Interests could not be transferred separately from the Common Shares and were represented by the Common Shares. Each Common Share was entitled to one (1) vote as a Common Share and also one thousand (1,000) votes for the corresponding Series C Fractional Interest thereon, on each matter properly brought before the special shareholders' meeting which was held on October 19, 2023 and at which shareholder approval of the Company's reincorporation from the state of Ohio to Georgia (the "Special Meeting"). A further description of the Series C Preferred Shares and the Series C Fractional Interests and the terms and provisions thereof is set forth in the Company's Current Report on Form 8-K filed with the SEC on August 11, 2023.

There is no assurance that any strategic transaction will be authorized by the Company's Board of Directors or, if authorized, that any such transaction will be completed.

COVID-19 Pandemic and CARES Act Funding

COVID-19 was declared a global pandemic by the World Health Organization on March 11, 2020. The U.S. Department of Health and Human Services ("HHS") declared the end of the COVID-19 pandemic effective May 11, 2023.We believe the effect of the COVID-19 pandemic and its aftermath and certain of the public and certain governmental responses to it have in varying degrees negatively affected each of our last fourteen (14) quarter's results.

During the pandemic and its aftermath our Healthcare business experienced material reductions in demand and net revenues. Shortages of and increased costs of certain medical supplies and equipment related to the pandemic as well as increases in the levels of salaries, wages and benefits, have continued to adversely to affect our Healthcare businesses. In addition, we experienced loss of some employees, including clinical staff, believed due to, among other things, federally mandated vaccination of healthcare workers against COVID-19.

Our Pharmacy business also experienced reduced sales trends in certain areas, increased costs and reduced staff due to the COVID-19 pandemic and its aftermath as well as material reductions in demand and net revenues. Many of our primary physician referral sources operated at reduced capacity, and not all have resumed operating at full capacity. We believe the aftermath of the COVID-19 pandemic continues negatively to affect the cost of, and result in a lack of inventory for, certain DME products and Retail and Institutional Pharmacy drugs and products. Our Institutional Pharmacy services also experienced increased costs and operational inefficiencies due to measures taken by us and restrictions implemented by our institutional customers in response to the COVID-19 pandemic and its aftermath.

Our Healthcare and Pharmacy segments have received approximately $6,182 in general and targeted Provider Relief Funds ("PRF") during the period April 1, 2020 through September 30, 2023 under the CARES Act, which was enacted in March 2020 in response to the COVID-19 pandemic. The PRF distributions have been accounted for as government grants, and a total of $6,162 have been recognized since April l, 2020 as other income under the gain contingency recognition method. As of September 30, 2023 and June 30, 2023, $20 of unearned CARES Act funds is included in other accrued expenses in accompanying condensed consolidated balance sheets.

The Taxpayer Certainty and Disaster Tax Relief Act of 2020, enacted December 27, 2020, made a number of changes to employer retention tax credits previously made available under the CARES Act, including modifying and extending the Employee Retention Credit ("ERC") for the six calendar months ending June 30, 2021. As a result of such legislation, the Company qualified for ERC for the first and second calendar quarters of 2021 due to the decrease in its gross receipts and applied for ERC of $3,586 through amended quarterly payroll tax filings for the applicable quarters. As of September 30, 2023, the Company has received all of the ERC which we applied for. We continue to monitor compliance with the terms and conditions of the ERC program and developing interpretations and enforcement of the ERC program rules and the regulations.

PRF distributions and other grants received during the pandemic are subject to Federal audits and Single Audits and not subject to repayment provided we are able to attest to and comply with the terms and conditions of the funding, including demonstrating that the funds received have been used for designated, allowable healthcare-related expenses and capital expenditures attributable to COVID-19 and for "Lost Revenues" as defined by the department of "HHS". We continue to monitor compliance with the terms and conditions of such funds received, as well as the impact of the pandemic on our revenues and expenses. If we are unable to attest to or comply with current or future terms and conditions, and there is no assurance we will continue to be able to do so, our ability to retain some or all of such funds received may be impacted, and we may have to return the unutilized portion of those funds, if any, in the future. The Company filed its Schedule of Grant Income of HHS awards and audit report for the year ended June 30, 2021 with the Health Resources and Services Administration ("HRSA") agency of HHS on September 30, 2022.

Critical Accounting Estimates

The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures. We consider an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made; and changes in the estimate or different estimates that could have been made could have a material impact on our consolidated results of operations or financial condition.

Our critical accounting estimates are more fully described in our 2023 Annual Report on Form 10-K and continue to include the following areas: receivables – net and provision for doubtful accounts; revenue recognition and net patient service revenues; goodwill, intangible assets and accounting for business combinations; professional and general liability claims; and accounting for income taxes. There have been no material changes in our critical accounting estimates for the periods presented other than amounts readily computable from the financial statements included in this form 10-Q.

Financial Summary

Results of Operations

The Company's operations for the three months ended September 30, 2023 continued to be negatively impacted by the effects of the aftermath of the COVID-19 pandemic, although mitigated somewhat from prior quarters, including among other factors, difficulty hiring qualified employees, rising labor and supply costs and supply chain challenges resulting in inability to obtain pharmacy and DME products on a timely, cost effective basis.

	Three Months Ended September 30,		% Change
	2023	2022	
Net Revenues	$ 8,555	$ 7,449	14.8%
Costs and expenses	(9,005)	(8,066)	11.6%
Operating loss	(450)	(617)	(27.1)%
Interest income (expense) - net	22	0	NA
Gain on sale of assets	2	12	NA
Loss from continuing operations before income taxes	$ (426)	$ (605)	(29.6)%

Our net revenues are from two businesses, pharmacy and a subsidiary which provides information technology services to outside customers and SunLink subsidiaries. The Company's revenues by payor were as follows for the three months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		
	2023		2022
Medicare	$ 3,830	$	3,262
Medicaid	1,650		1,604
Retail and Institutional Pharmacy	1,704		1,499
Managed Care & Other Insurance	1,170		873
Self-pay	180		196
Other	21		15
Total Net Revenues	$ 8,555	$	7,449

Pharmacy net revenues for the three month period ended September 30, 2023 increased $1,122 or 16% from the three month period ended September 30, 2022. The increased net revenues include the recognition of prior periods' accrued sales tax refund of $321, increased retail and institutional scripts filled and increased durable medical equipment revenue per order in the three months ended September 30, 2023.

Institutional pharmacy sales increased 2% for the three month period ended September 30, 2023 from the prior year period primarily due to a 3% increase in per script net revenues and 9% increase in scripts filled. Durable Medical Equipment ("DME") pharmacy sales increased 10% for the three month period ended September 30, 2023 from the prior year period primarily due to an 26% increase in per order net revenues. Retail pharmacy sales decreased 3% for the three month period ended September 30, 2023 from the prior year period.

Costs and expenses, including depreciation and amortization, were $9,005 and $8,066 for the three months ended September 30, 2023 and 2022, respectively.

	Cost and Expenses as a % of Net Revenues	
	Three Months Ended September 30,	
	2023	2022
Cost of goods sold	55.8%	58.7%
Salaries, wages and benefits	30.6%	33.9%
Supplies	0.4%	0.4%
Purchased services	3.3%	3.4%
Other operating expenses	10.6%	7.2%
Rent and lease expense	1.1%	1.2%
Depreciation and amortization expense	3.5%	3.6%

Cost of goods sold and salaries, wages and benefits for the three months ended September 30, 2023 as a percent of net revenues compared to the prior year quarter decreased primarily due the recognition of prior periods' accrued sales tax refund of $321 in the three months ended September 30, 2023. Other operating expenses for the three months ending September 30, 2023 increased from the prior year's comparable quarter primarily due to increased legal expenses relating to the change in state of incorporation from Ohio to Georgia, which was finalized in October 2023 and decrease equity method income from investment in a minority-owned subsidiary.

Operating Loss

The Company reported an operating loss of $450 for the three months period ended September 30, 2023 compared to operating losses of $617 for the three months period ended September 30, 2022. The $167 decreased operating loss for the three months ended September 30, 2023 compared to the three months period ended September 30, 2022 resulted from the 15% increase in net revenues this year.

Income tax expense of $2 (all state income taxes) was recorded for continuing operations for the three months ended September 30, 2023. No income tax was recorded for continuing operations for the three months ended September 30, 2022.

In accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740, we evaluate our deferred taxes quarterly to determine if adjustments to our valuation allowance are required based on the consideration of available positive and negative evidence using a "more likely than not" standard with respect to whether deferred tax assets will be realized. Our evaluation considers, among other factors, our historical operating results, our expectation of future results of operations, the duration of applicable statuary carryforward periods and conditions of the healthcare industry. The ultimate realization of our deferred tax assets depends primarily on our ability to generate future taxable income during the periods in which the related temporary differences in the financial basis and the tax basis of the assets become deductible. The value of our deferred tax assets will depend on applicable income tax rates.

At September 30, 2023, consistent with the above process, we evaluated the need for a valuation allowance against our deferred tax assets and determined that it was more likely than not that none of our deferred tax assets would be realized. As a result, in accordance with ASC 740, we recognized a valuation allowance of $8,419 against the deferred tax asset so that there is no net long-term deferred income tax asset at September 30, 2023. We conducted our evaluation by considering available positive and negative evidence to determine our ability to realize our deferred tax assets. In our evaluation, we gave more significant weight to evidence that was objective in nature as compared to subjective evidence. A long-term deferred tax liability of $69 is recorded within other noncurrent liabilities in the accompanying condensed consolidated balance sheet of September 30, 2023 to reflect the deferred tax liability for the non-amortizing trade name intangible asset.

The principal negative evidence that led us to determine at September 30, 2023 that all the deferred tax assets should have full valuation allowances was historical tax losses and the projected current fiscal year tax loss. For purposes of evaluating our valuations allowances, the Company's history of losses represent significant historical negative evidence and we have recognized none of our federal income tax net operating loss carry-forward of approximately $26,541.

For federal income tax purposes, at September 30, 2023, the Company had approximately $26,541 of estimated net operating loss carry-forwards available for use in future years subject to the limitations of the provisions of Internal Revenue Code Section 382. These net operating loss carryforwards expire primarily in fiscal year 2023 through fiscal year 2038; however, with the enactment of the Tax Cut and Jobs Act on December 22, 2017, federal net operating loss carryforwards generated in taxable years beginning after December 31, 2017 now have no expiration date. The Company's returns for the periods prior to the fiscal year ended June 30, 2020 are no longer subject to potential federal and state income tax examination. Net operating loss carry-forwards generated in tax years prior to June 30, 2020 are still subject to redetermination in potential federal income tax examination.

Loss from Continuing Operations after Income Taxes

The loss from continuing operations after income tax was $428 for the three months ended September 30, 2023 as compared to a loss from continuing operations after income tax of $605 for the three months ended September 30, 2022. The decreased loss from continuing operations in the current year resulted primarily from the increased net revenues of the Pharmacy business.

Loss from Discontinued Operations after Income Taxes

The loss from discontinued operations after income taxes was $916 for the three month period ended September 30, 2023 compared to a loss from discontinued operations after income taxes of $953 for the three month period ended September 30, 2022. The decrease loss from discontinued operations after income tax this year resulted from slightly improved results of Trace.

Discontinued Operations

All of the businesses discussed below are reported as discontinued operations and the condensed consolidated financial statements for all prior periods have been adjusted to reflect this presentation.

Sale of Trace Regional Health Systems. Inc –On November 10, 2023, the Company's subsidiary, Crown Healthcare Investments, LLC, signed an agreement with Progressive Health Group, LLC, for the sale of the subsidiary that owns and operates Trace Regional Medical Center, which includes a hospital, a skilled nursing facility and three

(3) patient clinics in Houston, MS, for approximately $8,000. The sale is expected to close no later than December 15, 2023 but is subject to, among other things, the Buyer's satisfactory completion of its due diligence investigation and a number of customary closing conditions.

Sold Hospitals and Nursing Home – Subsidiaries of the Company have sold substantially all the assets of five hospitals ("Sold Facilities") during the period July 2, 2012 to March 17, 2019. The loss before income taxes of the Sold Facilities results primarily from the effects of retained professional liability insurance and claims expenses and settlement of a lawsuit.

Life Sciences and Engineering Segment — SunLink retained a defined benefit retirement plan which covered substantially all the employees of this segment when the segment was sold in fiscal year 1998. Effective February 28, 1997, the plan was amended to freeze participant benefits and close the plan to new participants. Pension expense and related tax benefit or expense is reflected in the results of operations for this segment for the three months ended September 30, 2023 and 2022, respectively.

Net Loss

Net loss for the three months period ended September 30, 2023 was $1,344 (or a loss of $0.19 per fully diluted share) as compared to a net loss of $1,558 (or a loss of $0.22 per fully diluted share) for the three months period ended September 30, 2022.

Liquidity and Capital Resources

Overview

Our primary source of liquidity is unrestricted cash on hand, which was $2,820 at September 30, 2023. The Company and its subsidiaries currently are funding working capital needs primarily from cash on hand. From time-to-time, we may, nevertheless, seek to obtain financing for the liquidity needs of the Company or individual subsidiaries based on anticipated need. However, currently, the Company's ability to raise capital (debt or equity) in the public or private markets on what it considers acceptable terms is uncertain. On November 10, 2023, the Company's subsidiary, Crown Healthcare Investments, LLC, signed for the sale of the subsidiary that owns and operates Trace Regional Medical Center, which includes a hospital, a skilled nursing facility and three (3) patient clinics in Houston, MS, for approximately $8,000. The sale is expected close no later than December 15, 2023 but is subject to, among other things, the Buyer's satisfactory completion of its due diligence investigation and a number of customary closing conditions.

CARES Act Funds - The CARES Act was enacted by the U.S. government on March 27, 2020 provided the relief to health care providers under the CARES Act in the form of grants under PRF and forgivable loans under PPP. We received a total of $9,416 under the CARES Act programs consisting of $6,182 in general and targeted PRF and $3,234 of PPP loans. During the first two calendar quarters of 2021, the Company became eligible for, and we applied for $3,586 of ERC through amended quarterly payroll tax filings, all of which the Company has received as of the date of this filing.

Subject to the effects, risks and uncertainties associated with the aftermath of the COVID-19 pandemic and our ability to retain the CARES funds described above, we believe we have adequate financing and liquidity to support our current level of operations through the next twelve months.

Contractual Obligations, Commitments and Contingencies

Contractual obligations, commitments and contingencies related to outstanding debt, noncancelable operating leases and interest on outstanding debt from continuing operations at September 30, 2023 were as follows:

Payments due within:	Long-Term Debt		Operating Leases		Interest on Outstanding Debt	
1 year	$	3	$	341	$	1
2 years		0		318		0
3 years		0		91		0
4 years		0		6		0
5 years		0		1		0
Over 5 years		0		0		0
	$	3	$	757	$	1

As of September 30, 2023, we had outstanding debt of $3 of finance lease debt.

The Company currently expects to purchase approximately $800 of capitalizable DME by the Pharmacy segment (to be rented to customers) during the next twelve months. The timing and actual amount which will be expended is difficult to predict due to various factors including varying demand for such equipment as well as its availability given current supply sourcing challenges. Other capital expenditures for replacement and upgrade of current facilities and equipment of the Pharmacy business may be needed during the next twelve months although there is no estimate of those expenditures other than being expected to be at a lower level than fiscal years 2023 and 2022. The Company anticipates funding such expenditures primarily from cash on hand. Other cash expenditures for the next twelve months currently are expected to be in-line with expenditures for the three months ended September 30, 2023, subject to further operating and administrative cost increases, and other settlements of cost reports and other liabilities in the ordinary course of business, and the Company's ability to retain unrecognized CARES Act grants, PPP funds and ERC funds received or previously received. Other than reported above, there have been no material changes outside the ordinary course of business relating to our upcoming cash obligations which have occurred during the three months ended September 30, 2023. Other than with respect to scheduled cash expenditures (based on current operating levels) for long-term debt, operating leases, and interest on current outstanding debt, the debt, the specific items previously disclosed here, as well as continued uncertainties relating to the aftermath of the COVID-19 pandemic, the Company is currently unaware of other trends or unusual uncertainties that are likely to cause a material change in its cash expenditures in periods beyond the next twelve months. See Notes 7, 9, 10, and 11 to our financial statements. The Company is also unaware of events that are reasonably likely to cause a material change in the relationship between its costs and revenues (such as known or reasonably likely future increases in costs of labor or materials, price increases or inventory adjustments, beyond those discussed herein); however, we are unable to predict with any degree of accuracy when, or the extent to which, recent inflationary price trends, labor disruptions and supply chain challenges experienced in 2021, 2022 and 2023 to date will mitigate. In addition, on November 10, 2023, the Company's subsidiary, Crown Healthcare Investments, LLC, for the sale of the subsidiary that owns and operates Trace Regional Health System which includes a hospital, skilled nursing facility and three (3) clinics in Houston, MS for approximately $8,000. The sale is scheduled to close on December 15, 2023 subject to, among other things, the Buyer's satisfactory completion of its due diligence investigation and a number of customary closing conditions.

Related Party Transactions

A director of the Company is senior counsel of a law firm which provides services to SunLink. The Company expensed an aggregate of $187 and $55 for legal services to this law firm in the three months ended September 30, 2023 and 2022, respectively. Included in the Company's condensed consolidated balance sheets at September 30, 2023 and June 30, 2023 outstanding legal expenses to this law firm of $185 and $36, respectively,

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have not entered into any transactions using derivative financial instruments or derivative commodity instruments and believe that our exposure to market risk associated with other financial instruments (such as investments and borrowings) and interest rate risk is not material.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the "*Exchange Act*"), as of the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and the changes in our disclosure controls and procedures during the quarter. Under the direction of our chief executive officer and chief financial officer, we evaluated our disclosure controls and procedures and internal control over financial reporting and concluded that our disclosure controls and procedures were effective as of September 30, 2023.

Disclosure controls and procedures and other procedures are designed to ensure that information required to be disclosed in our reports or submitted under the Exchange Act, such as this Quarterly Report on Form 10-Q, is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on an evaluation of the effectiveness of disclosure controls and procedures performed in connection with the preparation of this Form 10-Q, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of September 30, 2023. The effect, if any, of the COVID-19 pandemic on the effectiveness of current disclosure controls and procedures in future periods is uncertain and we intend to revise the same, if any, and to the extent deemed appropriate.

Changes in Internal Control Over Financial Reporting

There were no changes during the quarter ended September 30, 2023 in our internal control over financial reporting that materially affected, or is believed likely to materially affect, our internal controls over financial reporting. Notwithstanding staff absences and turnover and challenges hiring new and replacement staff, including in our financial departments, to date, we do not believe the COVID-19 pandemic has had any material effect on the effectiveness of our disclosure controls and procedures, however we cannot assure you that our internal controls will not be affected in the case of other or recurrent pandemics.

PART II. OTHER INFORMATION

Items required under Part II not specifically shown below are not applicable.

ITEM 1. LEGAL PROCEEDINGS

The Company and its subsidiaries are subject to various claims and litigation that arise from time to time in the ordinary course of business, including, among other things, tax, contract, workers compensation and medical malpractice claims and other claims and litigation. Medical malpractice and certain other claims are generally covered by malpractice, general liability or other insurance but are subject to provisions under which the Company retains a portion of the risk, which retention, particularly in the case of claims of medical malpractice, can be material. Based on current knowledge, the Company's management does not believe that any current pending legal proceedings will have a material adverse effect on the Company's consolidated financial position or its liquidity. However, in light of the uncertainties involved and indeterminate damages sought in some such legal proceedings, an adverse outcome could be material to our results of operations or cash flows in any reporting period.

ITEM 1A. RISK FACTORS

Risk Factors Relating to an Investment in SunLink

Information regarding risk factors appears in "MD&A – Forward-Looking Statements," in Part I – Item 2 of this Form 10-Q and in "MD&A - Risks Factors Relating to an Investment in SunLink" in Part I – Item 1A of the Company's Annual Report on Form 10-K for the year ended June 30, 2023. We believe there have been no material changes from the risk factors previously disclosed in such Annual Report except as set forth herein.

In addition to the matters set forth herein, the reader should carefully consider, in addition to the other information set forth in this report, the risk factors discussed in our Annual Report that could materially affect our business, financial condition or future results. Such risk factors are expressly incorporated herein by reference. The risks described in our Annual Report are not the only risks facing our Company. In addition to risks and uncertainties inherent in forward-looking statements contained in this Report on Form 10-Q, additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. Whenever we refer to "SunLink," "Company", "we," "our," or "us" in this Item 1A, we mean SunLink Health Systems, Inc. and its subsidiaries, unless the context suggests otherwise.

ITEM 6.   EXHIBITS

Exhibits:

10.1   Stock purchase agreement by and between Crown Healthcare Investments, LLC (Seller) and Progressive Health Group, LLC ("Buyer")

31.1   Chief Executive Officer's Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

31.2   Chief Financial Officer's Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

32.1   Chief Executive Officer's Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2   Chief Financial Officer's Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101   The following materials from the Company's Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2023, formatted in iXBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets as of September 30, 2023 (unaudited) and June 30, 2023, (ii) Condensed Consolidated Statements of Operations and Comprehensive Earnings (Loss) for the three months ended September 30, 2023 and 2022 (unaudited), (iii) Condensed Consolidated Statements of Cash Flows for the three months ended September 30, 2023 and 2022 (unaudited), and (iv) Notes to Condensed Consolidated Financial Statements (unaudited), tagged as blocks of text.

104   Cover Page Interactive Data File (formatted as Inline XRBL with the applicable taxonomy extension information in Exhibit 101.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, SunLink Health Systems, Inc. has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SunLink Health Systems, Inc.

By: /s/ Mark J. Stockslager

Mark J. Stockslager
Chief Financial Officer

Dated: November 17, 2023

FORM 10-Q

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 1-12607

SUNLINK HEALTH SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Georgia	**31-0621189**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

900 Circle 75 Parkway, Suite 690, Atlanta, Georgia 30339
(Address of principal executive offices)
(Zip Code)

(770) 933-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered Symbol(s)
Common Shares without par value	SSY	NYSE American
Preferred Share Purchase Rights		

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filings requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (of for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

Securities registered pursuant to Section 12(b) of the Act:

The number of Common Shares, without par value, outstanding as of February 12, 2024 was 7,040,603.

SUNLINK HEALTH SYSTEMS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31, 2023 (unaudited)		June 30, 2023	
ASSETS				
Current Assets:				
Cash and cash equivalents	$	2,055	$	4,486
Receivables - net		3,061		2,592
Inventory		1,593		1,628
Current assets held for sale		5,328		1,920
Prepaid expense and other assets		1,673		1,648
Total current assets		13,710		12,274
Property, plant and equipment, at cost		12,050		11,259
Less accumulated depreciation		(9,129)		(8,542)
Property, plant and equipment - net		2,921		2,717
Noncurrent Assets:				
Intangible asset		1,180		1,180
Noncurrent assets held for sale		0		5,812
Right of use assets		649		798
Other noncurrent assets		327		487
Total noncurrent assets		2,156		8,277
TOTAL ASSETS	$	18,787	$	23,268
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	1,420	$	1,067
Accrued payroll and related taxes		924		1,027
Current liabilities held for sale		1,839		1,326
Current operating lease liabilities		331		334
Other accrued expenses		714		1,115
Total current liabilities		5,228		4,869
Long-Term Liabilities				
Noncurrent liability for professional liability risks		105		138
Long-term operating lease liabilities		332		481
Noncurrent liabilities held for sale		0		192
Other noncurrent liabilities		118		171
Total long-term liabilities		555		982
Commitments and Contingencies				
Shareholders' Equity				
Preferred Shares, authorized and unissued, 2,000 shares		0		0
Common Shares, without par value:				
Issued and outstanding, 7,041 shares at December 31, 2023 and 7,032 at June 30, 2023		3,521		3,516
Additional paid-in capital		10,747		10,746
Retained earnings (deficit)		(1,414)		3,005
Accumulated other comprehensive income		150		150
Total Shareholders' Equity		13,004		17,417
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	18,787	$	23,268

See notes to condensed consolidated financial statements.

SUNLINK HEALTH SYSTEMS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended December 31,		Six Months Ended December 31,	
	2023	2022	2023	2022
Net revenues	$ 8,510	$ 10,640	$ 17,065	$ 18,089
Costs and Expenses:				
Cost of goods sold	4,761	4,518	9,532	8,887
Salaries, wages and benefits	2,668	2,481	5,285	5,004
Supplies	39	35	73	65
Purchased services	281	236	567	486
Other operating expenses	784	720	1,690	1,253
Rent and lease expense	92	92	183	184
Depreciation and amortization	318	288	618	557
Operating Profit (Loss)	(433)	2,270	(883)	1,653
Other Income (Expense):				
Gains on sale of assets	0	1	2	13
Interest income (expense), net	29	5	51	5
Earnings (Loss) from Continuing Operations before income taxes	(404)	2,276	(830)	1,671
Income Tax Expense (Benefit)	3	(1)	5	(1)
Earnings (Loss) from Continuing Operations	(407)	2,277	(835)	1,672
Loss from Discontinued Operations, net of tax	(2,668)	(326)	(3,584)	(1,279)
Net Earnings (Loss)	(3,075)	1,951	(4,419)	393
Other comprehensive income	0	0	0	0
Comprehensive Earnings (Loss)	$ (3,075)	$ 1,951	$ (4,419)	$ 393
Earnings (Loss) Per Share:				
Continuing Operations:				
Basic	$ (0.06)	$ 0.32	$ (0.12)	$ 0.24
Diluted	$ (0.06)	$ 0.32	$ (0.12)	$ 0.24
Discontinued Operations:				
Basic	$ (0.38)	$ (0.05)	$ (0.51)	$ (0.18)
Diluted	$ (0.38)	$ (0.05)	$ (0.51)	$ (0.18)
Net Earnings (Loss):				
Basic	$ (0.44)	$ 0.28	$ (0.63)	$ 0.06
Diluted	$ (0.44)	$ 0.28	$ (0.63)	$ 0.06
Weighted-Average Common Shares Outstanding:				
Basic	7,040	7,031	7,039	7,007
Diluted	7,040	7,033	7,039	7,010

See notes to condensed consolidated financial statements.

SUNLINK HEALTH SYSTEMS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)
(Unaudited)

	Common Shares		Additional Paid-in Capital	Retained Earnings (Loss)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
JUNE 30, 2023	7,032	$ 3,516	$ 10,746	$ 3,005	$ 150	$ 17,417
Share options exercised	9	5	1	0	0	6
Net loss	0	0	0	(1,344)	0	(1,344)
SEPTEMBER 30, 2023	7,041	3,521	10,747	1,661	150	16,079
Net loss	0	0	0	(3,075)	0	(3,075)
DECEMBER 31, 2023	7,041	$ 3,521	$ 10,747	$ (1,414)	150	$ 13,004
JUNE 30, 2022	6,954	$ 3,478	$ 10,736	$ 4,800	$ 106	$ 19,120
Share options exercised	78	38	10	0	0	48
Net loss	0	0	0	(1,558)	0	(1,558)
SEPTEMBER 30, 2022	7,032	3,516	10,746	3,242	106	17,610
Net earnings	0	0	0	1,951	0	1,951
DECEMBER 31, 2022	7,032	$ 3,516	$ 10,746	$ 5,193	$ 106	$ 19,561

See notes to condensed consolidated financial statements.

SUNLINK HEALTH SYSTEMS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Six Months Ended December 31,	
	2023	**2022**
Net Cash Used in Operating Activities	$ (1,530)	$ (724)
Cash Flows Provided by (Used in) Investing Activities:		
Expenditures for property, plant and equipment - continuing operations	(824)	(833)
Expenditures for property, plant and equipment - discontinued operations	(74)	(318)
Proceeds from sale of property, plant and equipment - continuing operations	5	213
Net Cash Used in Investing Activities	(893)	(938)
Cash Flows Provided by (Used in) Financing Activities:		
Proceeds from share options exercises	6	48
Payments on long-term debt - discontinued operations	(14)	(24)
Net Cash Provided by (Used in) Financing Activities	(8)	24
Net Decrease in Cash and Cash Equivalents	(2,431)	(1,638)
Cash and Cash Equivalents Beginning of Period	4,486	6,794
Cash and Cash Equivalents End of Period	$ 2,055	$ 5,156
Supplemental Disclosure of Cash Flow Information:		
Cash Paid (Received) for:		
Interest	$ (51)	$ (6)
Income taxes	$ 105	$ (32)
Non-cash investing and financing activities:		
Right-of-use assets obtained in exchange for operating lease liabilities	$ 18	$ 24

See notes to condensed consolidated financial statements.

SUNLINK HEALTH SYSTEMS, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THREE MONTHS ENDED SEPTEMBER 30, 2023
(all dollar amounts in thousands except per share amounts)

(Unaudited)

Note 1. –Basis of Presentation

The accompanying unaudited Condensed Consolidated Financial Statements as of December 31, 2023 and for the three and six month periods ended December 31, 2023 and 2022 have been prepared in accordance with Rule 8-03 and Article 8-03 of Regulation S-X of the Securities and Exchange Commission (“SEC”) and, as such, do not include all information required by accounting principles generally accepted in the United States of America (“GAAP”). The condensed consolidated June 30, 2023 balance sheet included in this interim filing has been derived from the audited consolidated financial statements at that date but does not include all the information and related notes required by GAAP for complete consolidated financial statements. These Condensed Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements included in the SunLink Health Systems, Inc. (“SunLink”, “we”, “our”, “ours”, “us” or the “Company”) Annual Report on Form 10-K for the fiscal year ended June 30, 2023, filed with the SEC on September 28, 2023. In the opinion of management, the Condensed Consolidated Financial Statements, which are unaudited, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position and results of operations for the periods indicated. The results of operations for the three and six month periods ended December 31, 2023 are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

Throughout these notes to the condensed consolidated financial statements, SunLink Health Systems, Inc., and its consolidated subsidiaries are referred to on a collective basis as “SunLink”, “we”, “our”, “ours”, “us” or the “Company.” This drafting style is not meant to indicate that SunLink Health Systems, Inc. or any particular subsidiary of the Company owns or operates any particular asset, business or property. Each operation and business described in this filing is owned and operated by a distinct and indirect subsidiary of SunLink Health Systems, Inc.

Note 2. – Business Operations

The Company’s continuing operations are composed of a pharmacy business and an information technology (“IT”) business.

The pharmacy business, is composed of four operational areas conducted in three locations in southwest Louisiana:

- Retail pharmacy products and services, consisting of retail pharmacy sales.
- Institutional pharmacy services consisting of the provision of specialty and non-specialty pharmaceutical and biological products to institutional clients or to patients in institutional settings, such as extended care and rehabilitation centers, nursing homes, assisted living facilities, behavioral and specialty hospitals, hospice, and correctional facilities.
- Non-institutional Pharmacy services consisting of the provision of specialty and non-specialty pharmaceutical and biological products to clients or patients in non-institutional settings including private residential homes.
- Durable medical equipment products and services (“DME”), consisting primarily of the sale and rental of products for institutional clients or to patients in institutional settings and patient-administered home care.

A subsidiary, SunLink Health Systems Technology (“SHST Technology”), provides information technology (“IT”) services to outside customers and to SunLink subsidiaries. The Company also owns a subsidiary which owns approximately twenty-five (25) acres of unimproved land in Ellijay, Georgia.

Series C Redeemable Preferred Shares

On August 2, 2023, the Board of SunLink declared a non-cash dividend per Common Share of one fractional interest in one of the Corporation's Series C Redeemable Preferred Shares (the "Series C Preferred Shares" and each such fraction of a Series C Preferred Share, a "Series C Fractional Interest"). Each of the 7,032 Series C Preferred Shares issued was entitled to one million (1,000,000) votes and each Series C Fractional Interest in a Series C Preferred Share was entitled to one thousand (1,000) votes out of such one million votes. Series C Fractional Interests could not be transferred separately from the Common Shares and were represented by the Common Shares. Each Common Share was entitled to one (1) vote as a Common Share and also one thousand (1,000) votes for the corresponding Series C Fractional Interest thereon, on each matter properly brought before a special shareholders' meeting which was held on October 19, 2023 and at which the Corporation was reincorporated from the state of Ohio to Georgia (the "Special Meeting"). A further description of the Series C Preferred Shares and the Series C Fractional Interests and the terms and provisions thereof is set forth in the Company's Current Report on Form 8-K filed with the SEC on August 11, 2023.

COVID-19 Pandemic and CARES Act Funding

The Company continued to experience adverse after-effects of the COVID-19 pandemic in the quarter ended December 31, 2023 and believes such effects will likely continue to affect its assets and operations in the foreseeable future particularly salaries and wages pressure, workforce shortages, supply chain disruption and broad inflationary pressures. Our ability to make estimates of any such continuing effects of evolving strains of COVID-19 on future revenues, expenses or changes in accounting judgments that have had or are reasonably likely to have a material effect on our financial statements is very limited, depending as they do on the severity and length thereof; as well as any further government actions and/or regulatory changes intended to address such effects.

Note 3. – Discontinued Operations

All of the businesses discussed below are reported as discontinued operations and the condensed consolidated financial statements for all prior periods have been adjusted to reflect this presentation.

Sale of Trace Regional Hospital, medical office building and three patient clinics, Trace Extended Care operations –On January 22, 2024, the Company's indirect subsidiary, Southern Health Corporation of Houston, Inc. ("Southern"), reached a revised agreement for the sale of Trace Regional Hospital, a vacant medical office building and three (3) patient clinics in Chickasaw County, MS, (collectively "Trace") to Progressive Health of Houston, LLC ("Progressive"). Pursuant to those agreements, Southern sold certain personal and intangible property to Progressive for $500 pursuant to an asset purchase agreement ('Trace Assets Sale"), entered into a six-month net lease of certain hospital real property for $20 per month, and engaged Progressive under a management agreement to manage the operations of Trace pending receipt of certain regulatory approvals. As a result of the transaction, Southern's previous agreement with Progressive dated November 10, 2023, was terminated. Southern also entered into a real estate purchase agreement with Progressive ("Trace Hospital Sale") whereunder Progressive is to purchase certain real estate and improvements of Trace for $2,000 by July 31, 2024. As a result of the transactions ("Revised Agreement"), SunLink reported an impairment loss of $1,974 at December 31, 2023 to reduce the net value of the Trace hospital assets to the sale proceeds under the revised agreement and reported $58 of transaction expenses for the Revised Agreement. Southern is in the process of marketing the Trace Extended Care & Rehabilitation ("Trace Extended Care"), a skilled care nursing facility adjacent to the campus of Trace. Trace Extended Care, which Southern retains, is considered an asset held for sale at December 31, 2023. Southern is in the process of marketing for sale Trace Extended Care, which Southern retains. There can be no assurance that the Trace Real Estate purchase will be completed or that Trace Extended Care will be sold.

Sold Hospitals and Nursing Home– Subsidiaries of the Company have sold substantially all the assets of five (5) hospitals ("Sold Facilities") during the period July 2, 2012 to March 17, 2019. The loss before income taxes of the Sold Facilities results primarily from the effects of retained professional liability insurance and claims expenses and settlement of a lawsuit.

Life Sciences and Engineering Segment —SunLink retained a defined benefit retirement plan which covered substantially all the employees of this segment when the segment was sold in fiscal year 1998. Effective February 28, 1997, the plan was amended to freeze participant benefits and close the plan to new participants. Pension expense and related tax benefit or expense is reflected in the results of discontinued operations for this segment for the three and six months ended December 31, 2023 and 2022, respectively.

The components of pension expense for the three and six months ended December 31, 2023 and 2022, respectively, were as follows:

	Three Months Ended December 31,		Six Months Ended December 31,	
	2023	2022	2023	2022
Interest cost	$ 11	$ 13	$ 22	$ 26
Expected return on assets	(9)	(10)	(18)	(21)
Amortization of prior service cost	0	0	0	0
Net pension expense	$ 2	$ 3	$ 4	$ 5

SunLink contributed $10 to the plan in the six months ended December 31, 2023 and expects to contribute an additional $10 during the last six months of the fiscal year ending June 30, 2024.

Details of statements of operations from discontinued operations for the three and six months ended December 31, 2023 and 2022, primarily reflecting the reporting of Trace as discontinued operations as a result of the Company's January 22, 2024 revised agreement to sell Trace and its plan to sell Trace Extended Care, are as follows:

	Three Months Ended December 31,		Six Months Ended December 31,	
	2023	2022	2023	2022
Net Revenues	$ 2,771	$ 3,752	$ 5,443	$ 7,352
Costs and Expenses:				
Salaries, wages and benefits	1,844	2,261	3,742	5,068
Supplies	267	367	556	673
Purchased services	600	777	1,307	1,576
Other operating expense	529	645	1,057	1,118
Rent and lease expense	34	34	67	60
Depreciation and amortization	133	0	266	199
Operating Loss	(636)	(332)	(1,552)	(1,342)
Other Income (Expense):				
Gains on sale of assets	0	1	0	1
Federal stimulus - Provider relief funds	0	0	0	61
Interest income (expense), net	0	5	0	1
Loss from Discontinued Operations before income taxes	(636)	—	(326)	(1,552)	(1,279)
Impairment loss of Trace Assets and related sale expenses before income taxes	(2,032)	0	(2,032)	0
Loss from Discontinued Operations before income taxes	(2,668)	(326)	(3,584)	(1,279)
Income Tax Expense	0	0	0	0
Loss from Discontinued Operations, net of tax	$ (2,668)	$ (326)	$ (3,584)	$ (1,279)

Details of assets and liabilities held for sale at December 31, 2023 and June 30, 2023, which primarily reflect the reporting of Trace's and Trace Extended Care's assets to be sold and liabilities to be assumed as a result of the Company's January 22, 2024 revised agreement to sell the Trace hospital assets and its plans to dispose of Trace Extended Care are as follows:

	December 31, 2023		June 30, 2023	
Receivables - net	$	1,460	$	1,659
Inventory		111		125
Prepaid expense and other assets		125		136
Property, plant and equipment, net		5,371		5,564
Impairment reserve		(1,974)		0
Right of use assets		232		246
Noncurrent assets		3		2
Total assets held for sale	$	5,328	$	7,732
Accounts payable	$	1,249	$	783
Accrued payroll and related taxes		361		361
Current operating lease liabilities		61		61
Other accrued expenses		24		121
Long-term operating lease liabilities		144		192
Total liabilities held for sale	$	1,839	$	1,518

Note 4. – Shareholders' Equity

Stock-Based Compensation – For the three and six months ended December 31, 2023 and 2022, the Company recognized no stock-based compensation for options issued to employees and directors of the Company. There were 9,000 shares issued as a result of options exercised during the six months ended December 31, 2023. There were 77,452 shares issued as a result of options exercised during the six months ended December 31, 2022.

Note 5. – Revenue and Accounts Receivable

Revenues by payor were as follows for the three and six months ended December 31, 2023 and 2022:

	Three Months Ended December 31,		Six Months Ended December 31,	
	2023	2022	2023	2022
Medicare	$ 3,984	$ 3,594	$ 7,814	$ 6,856
Medicaid	1,742	1,642	3,392	3,246
Retail and Institutional Pharmacy	1,618	2,535	3,322	4,034
Managed Care & Other Insurance	987	2,667	2,157	3,540
Self-pay	163	188	343	384
Other	16	14	37	29
Total Net Revenues	$ 8,510	$ 10,640	$ 17,065	$ 18,089

The revenues for the three months ended December 31, 2023 includes $59 of prior period sales tax refunds compared to a $2,615 increase in revenues in the three months ended December 31, 2022 as a result of a reduction in the accrued sales tax liability as described in Note 10. The revenues for six months ended December 31, 2023 includes $380 of prior period sales tax refunds, compared to $2,615 increase in revenues in the six months ended December 31, 2022 as a result of a reduction in the accrued sales tax liability as described in Note 10.

Accounts Receivable and Allowance for Doubtful Accounts

The Company adopted Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 326, Financial Statements – Credit Losses ("Topic 326") with an adoption date of July 1, 2023. This standard requires a financial asset (or a group of financial assets) measured at amortized cost basis, to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial assets. The Company evaluates the valuation of accounts receivable concessions allowances based upon its historical collection trends, as well as its understanding of the nature and collectability of accounts based on their age and other factors. The model is based on the credit losses expected to arise over the life of the asset based on the Company's expectations as of the balance sheet date through analyzing historical customer data as well as taking into consideration current and estimated future economic trends. The Company adopted Topic 326 and determined it did not have a material financial impact.

The roll forward of the allowance for doubtful accounts for the three- and six months ended December 31, 2023 was as follows:

June 30, 2023 balance	$	532
Concession allowance expense		79
Write-offs		(203)
September 30, 2023 balance		408
Concession allowance expense		67
Write-offs		(104)
December 31, 2023 balance	$	371

Note 6. – Intangible Assets

As of December 31, 2023 and June 30, 2023, intangible assets consist solely of an indefinite-lived trade name of $1,180 under the Pharmacy Segment.

Amortization expense was $0 and $6 for the three months ended December 31, 2023 and 2022, respectively. Amortization expense was $0 and $13 for the six months ended December 31, 2023 and 2022, respectively.

Note 7. – Long-Term Debt

Long-term debt of discontinued operations which is included in current liabilities held for sale consisted of the following:

	December 31, 2023	June 30, 2023
Finance Lease Obligations	$ 0	$ 14
Less current maturities	0	(14)
Long-term Debt	$ 0	$ 0

Note 8. – Income Taxes

Income tax expense of $3 (all state income taxes) was recorded for continuing operations for the three months ended December 31, 2023. Income tax benefit of $1 (all state income benefit) was recorded for continuing operations for the three months ended December 31, 2022. Income tax expense of $5 (all state income taxes) was recorded for continuing operations for the six months ended December 31, 2023. Income tax benefit of $1 (all state income benefit) for continuing operations for the six months ended December 30, 2022.

In accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740, we evaluate our deferred taxes quarterly to determine if adjustments to our valuation allowance are required based on the consideration of available positive and negative evidence using a "more likely than not" standard with respect to whether deferred tax assets will be realized. Our evaluation considers, among other factors, our historical operating results, our expectation of future results of operations, the duration of applicable statuary carryforward periods and conditions of the healthcare industry. The ultimate realization of our deferred tax assets depends primarily on our ability to generate future taxable income during the periods in which the related temporary differences in the financial basis and the tax basis of the assets become deductible. The value of our deferred tax assets will depend on applicable income tax rates.

At December 31, 2023, consistent with the above process, we evaluated the need for a valuation allowance against our deferred tax assets and determined that it was more likely than not that none of our deferred tax assets would be realized. As a result, in accordance with ASC 740, we recognized a valuation allowance of $9,163 against the deferred tax asset so that there is no net long-term deferred income tax asset at December 31, 2023. We conducted our evaluation by considering available positive and negative evidence to determine our ability to realize our deferred tax assets. In our evaluation, we gave more significant weight to evidence that was objective in nature as compared to subjective evidence. A long-term deferred tax liability of $69 is recorded within other noncurrent liabilities in the accompanying condensed consolidated balance sheet of December 31, 2023 to reflect the deferred tax liability for the non-amortizing trade name intangible asset.

The principal negative evidence that led us to determine at December 31, 2023 that all the deferred tax assets should have full valuation allowances was historical tax losses and the projected current fiscal year tax loss. For purposes of evaluating our valuations allowances, the Company's history of losses represent significant historical negative evidence and we have recognized none of our federal income tax net operating loss carry-forward of approximately $28,082.

For federal income tax purposes, at December 31, 2023, the Company had approximately $28,082 of estimated net operating loss carry-forwards available for use in future years subject to the limitations of the provisions of Internal Revenue Code Section 382. These net operating loss carryforwards expire primarily in fiscal year 2023 through fiscal year 2038; however, with the enactment of the Tax Cut and Jobs Act on December 22, 2017, federal net operating loss carryforwards generated in taxable years beginning after December 31, 2017 now have no expiration date. The Company's returns for the periods prior to the fiscal year ended June 30, 2020 are no longer subject to potential federal and state income tax examination. Net operating loss carry-forwards generated in tax years prior to June 30, 2020 are still subject to redetermination in potential federal income tax examination.

Note 9. – Leases

The Company has operating leases relating to its pharmacy operations, medical office buildings, certain medical equipment, and office equipment. All lease agreements generally require the Company to pay maintenance, repairs, property taxes and insurance costs, all of which are variable amounts based on actual costs. Variable lease costs also include escalating rent payments that are not fixed at commencement but are based on an index determined in future periods over the lease term based on changes in the Consumer Price Index or other measure of cost inflation. Some leases include one or more options to renew the lease at the end of the initial term, with renewal terms that generally extend the lease at the then market rental rates. Leases may also include an option to buy the underlying asset at or a short time prior to the termination of the lease. All such options are at the Company's discretion and are evaluated at the commencement of the lease, with only those that are reasonably certain of exercise included in determining the appropriate lease term. The components of lease cost and rent expense for the three and six months ended December 31, 2023 and 2022 are as follows:

Lease Cost	Three Months Ended December 31, 2023		Three Months Ended December 31, 2022		Six Months Ended December 31, 2023		Six Months Ended December 31, 2022	
Operating lease cost:								
Operating lease cost	$	85	$	85	$	170	$	170
Short-term rent expense		7		7		12		13
Variable lease cost		0		0		1		1
Total operating lease cost	$	92	$	92	$	183	$	184

Supplemental balance sheet information relating to leases was as follows:

Operating Leases:	Balance Sheet Classifications	As of December 31, 2023		As of June 30, 2023	
Operating lease ROU Assets	ROU Assets	$	649	$	798
Current operating lease liabilities	Current operating lease liabilities		331		334
Long-term operating lease liabilities	Long-term operating lease liabilities	$	332	$	481

11

Supplemental cash flow and other information related to leases as of and for the three and six months ended December 31, 2023 and 2022 are as follows:

Other information	Three Months Ended				Six Months Ended			
	December 31, 2023		December 31, 2022		December 31, 2023		December 31, 2022	
Cash paid for amounts included in the measurement of lease liabilities:								
Operating cash flows from operating leases	$	85	$	85	$	170	$	170
Right-of-use assets obtained in exchange for new operating lease liabilities		0		9		18		16
Weighted-average remaining lease term:								
Operating leases		2.06 years		2.97 years		2.06 years		2.97 years
Weighted-average discount rate:								
Operating leases		0.98%		1.02%		0.98%		1.02%

Commitments relating to non-cancellable operating leases as of December 31, 2023 for each of the next five years and thereafter are as follows:

Payments due within	Operating Leases	
1 year	$	336
2 years		298
3 years		31
4 years		5
5 years		0
Over 5 years		0
Total minimum future payments		670
Less: Imputed interest		(7)
Total liabilities		663
Less: Current portion		(331)
Long-term liabilities	$	332

Note 10. – Sales Tax Payable

During the fiscal year ended June 30, 2019, the Pharmacy segment business amended its sales tax position with four different taxing authorities to avail its business of exemptions from state and local sales taxes in Louisiana on revenues from the sales of products and services to beneficiaries of government insurance programs to the extent reimbursed by the administrators of such programs. No such sales taxes for any period subsequent to June 30, 2019 have been paid on the related reimbursement received from the government insurance payers' programs with respect to sales of such products and services. The Company has filed amended sales tax returns for periods still open under the applicable statutes of limitations claiming refunds of such sales taxes paid. Refunds have been received from three taxing authorities in the amounts claimed on amended returns and a settlement was reached with one taxing authority to offset future sales tax payable. Amounts claimed and received from two taxing authorities providing refunds were recorded as revenues in the fiscal year ended June 30, 2020 in the amount of $359. During the six months ended December 31, 2023, the Company recorded a refund received of $321 as revenue for a sales tax refund which was received in October 2023 and during the three months ended December 31, 2023, the Company recorded $59 for prior period sales tax settlements.

In addition, until October 1, 2022, the Company accrued as payable amounts for sales tax estimates from these taxing authorities in amounts management believed would be payable if the Company's position did not prevail. During the three months ended December 31, 2022, after discussions with the taxing authorities and external legal counsel, the Company determined that it was more likely than not that its position could be sustained going forward and accrued but unpaid sales tax would not be payable. Based on this determination, the Company reversed $2,615 of accrued sales tax during the three months ended December 31, 2022 as an increase of net revenues.

Note 11. – Commitments and Contingencies

The Company has no contractual obligations, commitments and contingencies related to outstanding debt and interest (excluding operating leases, see Note 9) at December 31, 2023.

Note 12. – Related Party Transactions

A director of the Company is senior counsel in a law firm which provides services to SunLink. The Company expensed an aggregate of $102 and $130 for legal services to this law firm in the three months ended December 31, 2023 and 2022, respectively and expensed an aggregate of $289 and $185 for legal services to this law firm in the six months ended December 31, 2023 and 2022, respectively. Included in the Company's condensed consolidated balance sheets at December 31, 2023 and June 30, 2023 is outstanding legal expenses to this firm $126 and $36, respectively,

Note 13. – Subsequent Events

Sale of Trace Regional Hospital, medical office building and three (3) patient clinics –On January 22, 2024, the Company's indirect subsidiary, Southern Health Corporation of Houston, Inc., reached revised agreements for the sale of Trace Regional Hospital, a medical office building and three (3) patient clinics in Chickasaw County, MS, (collectively "Trace") to Progressive Health of Houston, LLC, ("Progressive"). Pursuant to these agreements, Southern sold certain personal and intangible property to Progressive for $500 under an asset purchase agreement, entered into a six-month net lease of certain hospital real property for $20 per month, and engaged Progressive under a management agreement to manage the operations of the hospital and clinics pending receipt of certain regulatory approvals. As a result of the transaction, Southern's agreement with Progressive dated November 10, 2023, was terminated. Southern also entered into a real estate purchase agreement with Progressive under which Progressive is to purchase the real estate and improvements of Trace for $2,000 by July 31, 2024. Southern is in the process of marketing for sale Trace Extended Care, which Southern retains. There can be no assurance that the Trace Real Estate purchase will be completed or that Trace Extended Care will be sold.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(Dollars in thousands, except per share and admissions data)

Forward-Looking Statements

This Quarterly Report and the documents that are incorporated by reference in this Quarterly Report contain certain forward-looking statements within the meaning of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts and may be identified by the use of words such as "may," "believe," "will," "seeks to", "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements are based on the current plans and expectations and are subject to a number of risks, uncertainties and other factors which could significantly affect current plans and expectations and our future financial condition and results. Throughout this annual report and the notes to the condensed consolidated financial statements, SunLink Health Systems, Inc., and its consolidated subsidiaries are referred to on a collective basis as "SunLink", "we", "our", "ours", "us" or the "Company." This drafting style is not meant to indicate that SunLink Health Systems, Inc. or any particular subsidiary of SunLink Health Systems, Inc. owns or operates any asset, business, or property. Healthcare services, pharmacy operations and other businesses described in this filing are owned and operated by distinct and indirect subsidiaries of SunLink Health System, Inc. These forward-looking statements are based on current plans and expectations and are subject to a number of risks, uncertainties and other factors that could significantly affect current plans and expectations and our future financial condition and results. These factors, which could cause actual results, performance, and achievements to differ materially from those anticipated, include, but are not limited to:

General Business Conditions

- general economic and business conditions in the U.S., both nationwide and in the states in which we operate;
- the continuing after-effects of the COVID-19 pandemic, both nationwide and in the states in which we operate, including among other things, on demand for our customary services, the efficiency of such services, availability of staffing, availability of supplies, costs and financial results. Future COVID-19, its variants or other pandemics of other contagious diseases could result in the unavailability of personnel to provide services, regulatory bans on certain services or admissions, decreased occupancy levels, increase costs, reduce our revenues and otherwise adversely affect our business;
- the competitive nature of the U.S. community hospital, extended care and rehabilitation center, nursing home, and pharmacy businesses;
- demographic characteristics and changes in areas where we operate, including resistance to vaccination for COVID-19 and/or its variants;
- the availability of cash or borrowings to fund working capital, renovations, replacements, expansions, and capital improvements at existing healthcare and pharmacy facilities and for acquisitions and replacement of such facilities;
- changes in accounting principles generally accepted in the U.S.;
- the impact of inflation on our patients, operating costs, ability and feasibility of raising funds, and on our ability to achieve cash flow and profitability, including our inability to cover cost increases because most of our revenue is from government programs whose payments are fixed; and
- fluctuations in the market value of equity securities including SunLink common shares, including fluctuations based on actual or feared inflation or recession.

Operational Factors

- the ability or inability to operate profitably in one or more segments of the healthcare business;
- the availability of, and our ability to attract and retain, sufficient qualified staff physicians, management, nurses, pharmacists, and staff personnel for our operations;
- timeliness and amount and conditions of reimbursement payments received under government programs;

- the lack of availability of future governmental support that may be required to offset the after effects of the COVID-19 pandemic or future pandemics and absence of forgiveness features in any such future loans or an inability to meet the usage or forgiveness requirements;

- the ability to achieve compliance with requirements of the expenditure and retention of Provider Relief Funds ("PRF");

- the ability or inability to fund our obligations under capital leases or new or existing obligations and/or any existing or potential defaults under existing indebtedness;

- restrictions imposed by existing or future contractual obligations including existing or new indebtedness;

- the cost and availability of insurance coverage including professional liability (e.g., medical malpractice) and general, employment, fiduciary, other liability insurance and changes in estimates of our self-insurance claims and reserves;

- the efforts of governmental authorities, insurers, healthcare providers, and others to contain and reduce healthcare costs;

- the impact on hospital, clinic, and nursing home services of the treatment of patients in alternative or lower acuity healthcare settings, such as with drug therapy, in surgery centers, and urgent care centers, retirement homes or at home;

- changes in medical and other technology;

- increases in prices of materials and services utilized in our Healthcare Services and Pharmacy segments;

- increases in wages as a result of inflation or competition for physician, nursing, pharmacy, management, and staff positions;

- any impairment in our ability to collect accounts receivable, including deductibles and co-pay amounts;

- the functionality of or costs with respect to our information systems for our Healthcare Services and Pharmacy segments and our corporate office, including both software and hardware;

- the availability of and competition from alternative drugs or treatments to those provided by our Pharmacy segment; and

- the restrictions, clawbacks, processes, and conditions relating to our Pharmacy segment imposed by pharmacy benefit managers, drug manufacturers, and distributors.

Liabilities, Claims, Obligations and Other Matters

- claims under leases, guarantees, disposition agreements, and other obligations relating to asset past and future sales or discontinued operations, including claims from sold or leased facilities and services, retained liabilities or retained subsidiaries;

- potential adverse consequences of any known and unknown government investigations;

- claims for medical malpractice product, environmental or other liabilities from continuing and discontinued operations;

- professional, general, and other claims which may be asserted against us, including claims based on a failure currently unknown to us of our physicians and other personnel to comply with COVID-19 vaccination mandates;

- potential damages and consequences of natural disasters and weather-related events such as tornados, earthquakes, hurricanes, flooding, snow, ice and wind damage, and population evacuations affecting areas in which we operate; and

- potential adverse contingencies of terrorist acts, crime or civil unrest.

Regulation and Governmental Activity

- negative consequences of existing and proposed governmental budgetary constraints or modification or termination of existing government programs or the implementation and related costs and disruptions of new government programs such as environmental, social and governance programs;

- negative consequences of Federal and state insurance exchanges and their rules relating to reimbursement terms;

- the continuing decision by Mississippi (where we operate our remaining hospital and nursing home) to not expand Medicaid;

- the regulatory environment for our businesses, including state certificate of need laws and regulations, pharmacy licensing laws and regulations, rules and judicial cases relating thereto, including proposed nursing home minimum staffing requirements;

- changes in the levels and terms of government (including Medicare, Medicaid and other programs) and private reimbursement for SunLink's healthcare services including the payment arrangements and terms of managed care agreements; indigent care and other reimbursements (e.g. Medicare Upper Payment Limit "UPL" and Disproportionate Share Hospital "DSH" adjustments) and governmental assessments for such programs;

- the failure of government and private reimbursement to cover our increasing costs;

- changes in or failure to comply with Federal, state and local laws and regulations and enforcement interpretations of such laws and regulations affecting our Healthcare Services and Pharmacy segments; and

- the possible enactment of additional Federal healthcare reform laws or reform laws or regulations in states where our subsidiaries operate hospital and pharmacy facilities (including Medicaid waivers, bundled payments, managed care programs, accountable care and similar organizations, competitive bidding and other reforms).

Dispositions, Acquisition and Renovation Related Matters

- the ability to dispose of underperforming facilities, underperforming business segments and surplus assets on acceptable terms;

- the availability of cash and the terms of borrowed or equity capital to fund acquisitions or replacement facilities, improvements or renovations to existing facilities or both; and

- competition in the market for acquisitions of hospitals, rehabilitation centers, nursing homes, pharmacy facilities, and other healthcare businesses.

The foregoing are significant factors we think could cause our actual results to differ materially from expected results. However, there could be additional factors besides those listed herein that also could affect SunLink in an adverse manner. You should read this Quarterly Report completely and with the understanding that future results may be materially different from what we expect. You are cautioned not to unduly rely on forward-looking statements when evaluating the information presented in this Quarterly Report or our other disclosures because current plans, anticipated actions, and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on behalf of SunLink.

We have not undertaken any obligation to publicly update or revise any forward-looking statements. All of our forward-looking statements speak only as of the date of the document in which they are made or, if a date is specified, as of such date. We disclaim any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in our expectations or any changes in events, conditions, circumstances or information on which the forward-looking statement is based, except as required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing factors and the other risk factors set forth elsewhere in this report.

Business Strategy: Operations, Dispositions and Acquisitions

The Board of Directors of SunLink believes the Company needs to expand if it is to continue as a public corporation or effect an extraordinary corporate transaction involving a merger with, acquisition by or other affiliation with another suitable corporation. To do so, the Board believes Management should, among other things: (i) actively pursue one or more extraordinary corporate transactions, any of which transactions may involve a merger or consolidation with a compatible third party, as a result of which the Company may or may not be in the majority, (ii) continue the Company's business strategy to focus its efforts on improving its operations and services generally and achieving and maintaining profitability in its existing Pharmacy business, which may include selective acquisitions, subject to available capital, (iii) pursue dispositions of underperforming subsidiaries or facilities and, (iv) effect corporate governance changes which were approved at the Special Meeting of Shareholders held on October 19, 2023, which approved reincorporation in Georgia with governing documents which provide for majority shareholder voting to better enable the Company to pursue any such extraordinary corporate transaction which may be judged favorable to the Company and its shareholders. On January 22, 2024, the Company's indirect subsidiary, Southern Health Corporation of Houston, Inc. ("Southern"), reached revised agreements for the sale of Trace Regional Hospital, a vacant medical office building and three (3) patient clinics in Chickasaw County, MS, (collectively "Trace") to Progressive Health of Houston, LLC ("Progressive") pursuant to which Southern sold certain personal and intangible property to Progressive for $500 under to an asset purchase agreement ('Trace Assets Sale"), entered into a six-month net lease of certain hospital real property for $20 per month, and engaged Progressive under a management agreement to manage the operations of Trace pending receipt of certain regulatory approvals. As a result of the transaction, Southern's previous agreement with Progressive dated November 10, 2023, was terminated. Southern also entered into a real estate purchase agreement with Progressive ("Trace Hospital Sale") whereby Progressive is to purchase certain real estate and improvements of Trace for $2,000 by July 31, 2024. Southern is in the process of marketing for sale the Trace Extended Care & Rehabilitation ("Trace Extended Care"), a skilled care nursing facility adjacent to the campus of Trace. Trace Extended Care, which Southern retains, is considered an asset held for sale at December 31, 2023. There can be no assurance any extraordinary corporate transaction, the Trace Hospital Sale or the sale of Trace Extended Care will be completed.

The Company expects to use existing cash primarily to sustain its operations, and to fund activities related to such extraordinary transactions when available and appropriate, and for other general corporate purposes. The Company believes certain portions of its businesses continue to under-perform and the Company periodically entertains overtures for the sale of one or more of its businesses when deemed appropriate, including to better position the company for an extraordinary corporate business transaction such as a merger or consolidation.

In connection with a Special Meeting of Shareholders to reincorporate in Georgia and approve majority voting, a total of 7,032 Series C Preferred Shares were issued, each entitled to one million (1,000,000) votes and in turn each Series C Fractional Interest in such a Series C Preferred Share was issued for each Common Share of the Company and accordingly was entitled to one thousand (1,000) votes out of such one million votes of the corresponding Series C Preferred. Series C Fractional Interests could not be transferred separately from the Common Shares and were represented by the Common Shares. Each Common Share was entitled to one (1) vote as a Common Share and also one thousand (1,000) votes for the corresponding Series C Fractional Interest thereon, on each matter properly brought before the special shareholders' meeting which was held on October 19, 2023 and at which shareholder approval of the Company's reincorporation from the state of Ohio to Georgia (the "Special Meeting"). A further description of the Series C Preferred Shares and the Series C Fractional Interests and the terms and provisions thereof is set forth in the Company's Current Report on Form 8-K filed with the SEC on August 11, 2023.

There is no assurance that any strategic transaction will be authorized by the Company's Board of Directors or, if authorized, that any such transaction will be completed.

COVID-19 Pandemic and CARES Act Funding

The Company continued to experience adverse after-effects of the COVID-19 pandemic in the quarter ended December 31, 2023 and believes such effects will likely continue to affect its assets and operations in the foreseeable future particularly salaries and wages pressure, workforce shortages, supply chain disruption and broad inflationary pressures. Our ability to make estimates of any such continuing effects of evolving strains of COVID-19 on future revenues, expenses or changes in accounting judgments that have had or are reasonably likely to have a material effect on our financial statements is very limited, depending as they do on the severity and length thereof; as well as any further government actions and/or regulatory changes intended to address such effects.

Critical Accounting Estimates

The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures. We consider an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made; and changes in the estimate or different estimates that could have been made could have a material impact on our consolidated results of operations or financial condition.

Our critical accounting estimates are more fully described in our 2023 Annual Report on Form 10-K and continue to include the following areas: receivables – net and provision for doubtful accounts; revenue recognition and net patient service revenues; goodwill, intangible assets and accounting for business combinations; professional and general liability claims; and accounting for income taxes. There have been no material changes in our critical accounting estimates for the periods presented other than amounts readily computable from the financial statements included in this form 10-Q.

Financial Summary

Results of Operations

The Company's operations for the three and six months ended December 31, 2023 continued to be negatively impacted by the effects of the aftermath of the COVID-19 pandemic, although mitigated somewhat from prior quarters, including among other factors, difficulty hiring qualified employees, rising labor and supply costs and supply chain challenges resulting in inability to obtain pharmacy and DME products on a timely, cost effective basis.

	Three Months Ended December 31,			Six Months Ended December 31,		
	2023	2022	% Change	2023	2022	% Change
Net Revenues	$ 8,510	$ 10,640	(20.0)%	$ 17,065	$ 18,089	(5.7)%
Costs and expenses	(8,943)	(8,370)	6.8%	(17,948)	(16,436)	9.2%
Operating profit (loss)	(433)	2,270	(119.1)%	(883)	1,653	(153.4)%
Interest income (expense) - net	29	5	480.0%	51	5	920.0%
Gain on sale of assets	0	1	NA	2	13	(84.6)%
Earnings (Loss) from continuing operations before income taxes	$ (404)	$ 2,276	(117.8)%	$ (830)	$ 1,671	(149.7)%

Our net revenues are from two businesses, pharmacy and a subsidiary which provides information technology services to outside customers and SunLink subsidiaries. The Company's revenues by payor were as follows for the three and six months ended December 31, 2023 and 2022:

	Three Months Ended December 31,		Six Months Ended December 31,	
	2023	2022	2023	2022
Medicare	$ 3,984	$ 3,594	$ 7,814	$ 6,856
Medicaid	1,742	1,642	3,392	3,246
Retail and Institutional Pharmacy	1,618	2,535	3,322	4,034
Managed Care & Other Insurance	987	2,667	2,157	3,540
Self-pay	163	188	343	384
Other	16	14	37	29
Total Net Revenues	$ 8,510	$ 10,640	$ 17,065	$ 18,089

Pharmacy net revenues for the three month period ended December 31, 2023 decreased $2,105 or 20% from the three month period ended December 31, 2022 and decreased $983 or 6% from the six month period ended December 31, 2023 from the six month period ended December, 2022. The revenues for the three months ended December 31, 2023 include $59 of prior period sales tax refunds and the revenues for the six months ended December 31, 2023 include

$380 of prior period sales tax refunds. The decreased net revenues this year results primarily from the recognition of prior periods' accrued sales tax of $2,615 in the three months ended December 31, 2022.

Costs and expenses, including depreciation and amortization, were $8,943 and $8,370 for the three months ended December 31, 2023 and 2022, respectively. Costs and expenses, including depreciation and amortization, were $17,948 and $16,436 for the six months ended December 31, 2023 and 2022, respectively.

	Cost and Expenses as a % of Net Revenues			
	Three Months Ended December 31,		Six Months Ended December 31,	
	2023	2022	2023	2022
Cost of goods sold	56.0%	42.4%	55.9%	49.1%
Salaries, wages and benefits	31.4%	23.3%	31.0%	27.7%
Supplies	0.5%	0.4%	0.4%	0.4%
Purchased services	3.3%	2.2%	3.3%	2.7%
Other operating expenses	9.2%	6.8%	9.9%	6.9%
Rent and lease expense	1.1%	0.9%	1.1%	1.0%
Depreciation and amortization expense	3.7%	2.7%	3.6%	3.1%

Almost all categories of costs and expenses increased as a percent of net revenues in the three and six months ended December 31, 2023 compared to the prior fiscal year due to the increased net revenues last year which included the sales tax recognition of $2,615 and due to the corporate overhead costs of a public company in relation to the Company's smaller size. Cost of goods sold increased in total due to higher cost of certain pharmaceuticals and DME products which resulted from supply chain issues. Salaries, wages and benefits ("SWB")increased in total for the three and six months ended December 31, 2023 compared to the prior period last year due to higher salaries and wages required in connection with current labor markets and operating challenges of labor allocation relating to the pandemic, including contract labor. Purchased services cost increased this year due to increased cost of fuel, and increased costs of software support services. Other operating expenses for the three and six months ending December 31, 2023 increased from the prior year's comparable quarter primarily due to increased legal expenses relating to the change in state of incorporation from Ohio to Georgia, which was finalized in October 2023 and decrease equity method income from investment in a minority-owned subsidiary. Depreciation expense also increased this year due to the $1,337 of pharmacy capital expenditures last fiscal year.

Operating Loss

The Company reported an operating loss of $433 for the three months period ended December 31, 2023 compared to operating profit of $2,270 for the three months period ended December 31, 2022. The $2,703 decreased operating loss for the three months ended December 31, 2023 compared to the three months period ended December 31, 2022 resulted from the 20% decrease in net revenues this quarter. The Company reported an operating loss of $883 for the six months period ended December 31, 2023 compared to an operating profit of $1,653 for the six months period ended December 31, 2022. The $2,536 increased operating loss for the six months ended December 31, 2023 compared to the six months period ended December 31, 2022 resulted primarily from the 6% decrease during the current six month period.

Income Taxes

Income tax expense of $3 (all state income taxes) was recorded for continuing operations for the three months ended December 31, 2023. Income tax benefit of $1 (all state income tax benefit) was recorded for continuing operations for the three months ended December 31, 2022. Income tax expense of $5 (all state income taxes) was recorded for continuing operations for the six months ended December 31, 2023. Income tax benefit of $1 (all state income tax benefit) for continuing operations for the six months ended December 31, 2022.

In accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740, we evaluate our deferred taxes quarterly to determine if adjustments to our valuation allowance are required based on the consideration of available positive and negative evidence using a "more likely than not" standard with respect to whether deferred tax assets will be realized. Our evaluation considers, among other factors, our historical operating results, our expectation of future results of operations, the duration of applicable statuary carryforward periods and conditions of the healthcare industry. The ultimate realization of our deferred tax assets depends primarily on our ability to generate future taxable income during the periods in which the related temporary differences in the financial basis and the tax basis of the assets become deductible. The value of our deferred tax assets will depend on applicable income tax rates.

At December 31, 2023, consistent with the above process, we evaluated the need for a valuation allowance against our deferred tax assets and determined that it was more likely than not that none of our deferred tax assets would be realized. As a result, in accordance with ASC 740, we recognized a valuation allowance of $9,164 against the deferred tax asset so that there is no net long-term deferred income tax asset at December 31, 2023. We conducted our evaluation by considering available positive and negative evidence to determine our ability to realize our deferred tax assets. In our evaluation, we gave more significant weight to evidence that was objective in nature as compared to subjective evidence. A long-term deferred tax liability of $69 is recorded within other noncurrent liabilities in the accompanying condensed consolidated balance sheet of December 31, 2023 to reflect the deferred tax liability for the non-amortizing trade name intangible asset.

The principal negative evidence that led us to determine at December 31, 2023 that all the deferred tax assets should have full valuation allowances was historical tax losses and the projected current fiscal year tax loss. For purposes of evaluating our valuations allowances, the Company's history of losses represent significant historical negative evidence and we have recognized none of our federal income tax net operating loss carry-forward of approximately $28,082.

For federal income tax purposes, at December 31, 2023, the Company had approximately $28,082 of estimated net operating loss carry-forwards available for use in future years subject to the limitations of the provisions of Internal Revenue Code Section 382. These net operating loss carryforwards expire primarily in fiscal year 2023 through fiscal year 2038; however, with the enactment of the Tax Cut and Jobs Act on December 22, 2017, federal net operating loss carryforwards generated in taxable years beginning after December 31, 2017 now have no expiration date. The Company's returns for the periods prior to the fiscal year ended June 30, 2020 are no longer subject to potential federal and state income tax examination. Net operating loss carry-forwards generated in tax years prior to June 30, 2020 are still subject to redetermination in potential federal income tax examination.

Loss from Discontinued Operations after Income Taxes

The loss from discontinued operations after income taxes was $2,668 for the three month period ended December 31, 2023 compared to a loss from discontinued operations after income taxes of $326 for the three month period ended December 31, 2022. The increased loss this year included an impairment charge of $1,974 required to write down the net assets of the   Trace Hospital Assets and expense of $58 for sale transaction costs. The loss from discontinued operations after income taxes was $3,584 for the six month period ended December 31, 2023 compared to a loss from discontinued operations after income taxes of $1,279 for the three month period ended December 31, 2022.

Discontinued Operations

All of the businesses discussed below are reported as discontinued operations and the condensed consolidated financial statements for all prior periods have been adjusted to reflect this presentation.

Sale of Trace Regional Hospital, medical office building and three (3) patient clinics–On January 22, 2024, the Company's indirect subsidiary, Southern Health Corporation of Houston, Inc. ("Southern"), reached revised agreements for the sale of Trace Regional Hospital, a vacant medical office building and three (3) patient clinics in Chickasaw County, MS, (collectively, "Trace") to Progressive Health of Houston, LLC ("Progressive"). Pursuant to those agreements, Southern sold certain personal and intangible property to Progressive for $500 under an asset purchase agreement ('Trace Assets Sale"), entered into a six-month net lease of certain hospital real property for $20 per month, and engaged Progressive under a management agreement to manage the operations of Trace until receipt of certain regulatory approvals. As a result of the transaction, Southern's previous agreement with Progressive dated November 10, 2023 was terminated. Southern also entered into a real estate purchase agreement with Progressive ("Trace Hospital Sale") under which Progressive is to purchase the real estate and improvements of Trace for $2,000 by July 31, 2024. As a result of the transactions ("Revised Agreements"), SunLink reported an impairment charge of $1,974 at December 31, 2023 to reduce the net value of the Trace hospital assets to the sale proceeds under the Revised Agreements and $58 of transaction expenses incurred through that date. Southern is in the process of marketing the Trace Extended Care & Rehabilitation ("Trace Extended Care"), a skilled care nursing facility adjacent to the campus of Trace. Trace Extended Care, which Southern retains, is considered an asset held for sale at December 31, 2023.   There can be no assurance the Trace Hospital Sale or the sale of Trace Extended Care will be completed.

Sold Hospitals and Nursing Home – Subsidiaries of the Company have sold substantially all the assets of five hospitals ("Sold Facilities") during the period July 2, 2012 to March 17, 2019. The loss before income taxes of the Sold Facilities results primarily from the effects of retained professional liability insurance and claims expenses and settlement of a lawsuit.

Life Sciences and Engineering Segment — SunLink retained a defined benefit retirement plan which covered substantially all the employees of this segment when the segment was sold in fiscal year 1998. Effective February 28, 1997, the plan was amended to freeze participant benefits and close the plan to new participants. Pension expense and related tax benefit or expense is reflected in the results of operations for this segment for the three and six months ended December 31, 2023 and 2022, respectively.

Net Loss

Net loss for the three months period ended December 31, 2023 was $3,075 (or a loss of $0.44 per fully diluted share) as compared to net earnings of $1,951 (or $0.28 per fully diluted share) for the three months period ended December 31, 2022. Net loss for the six months period ended December 31, 2023 was $4,419 (or a loss of $0.63 per fully diluted share) as compared to net earnings of $393 (or $0.06 per fully diluted share) for the six months period ended December 31, 2022.

Liquidity and Capital Resources

Overview

The Company and its subsidiaries' primary source of liquidity for working capital and operational needs, to pursue extraordinary corporate transactions and for general corporate purposes, is unrestricted cash on hand, which was $2,055 at December 31, 2023, and the sale of assets. From time-to-time, we may, nevertheless, seek to obtain financing for the liquidity needs of the Company or individual subsidiaries

CARES Act Funds - The CARES Act was enacted by the U.S. government on March 27, 2020 provided the relief to health care providers under the CARES Act in the form of grants under PRF and forgivable loans under PPP. We received a total of $9,416 under the CARES Act programs consisting of $6,182 in general and targeted PRF and $3,234 of PPP loans. During the first two calendar quarters of 2021, the Company became eligible for, and we applied for $3,586 of ERC through amended quarterly payroll tax filings, all of which the Company has received as of the date of this filing.

Subject to the effects, risks and uncertainties associated with the aftermath of the COVID-19 pandemic and our ability to retain the CARES funds described above, as well as our ability to complete the disposition of certain unprofitable operations, including the Trace transaction, we believe we have adequate financing and liquidity to support our current level of operations through the next twelve months.

Contractual Obligations, Commitments and Contingencies

Contractual obligations, commitments and contingencies related to outstanding debt, noncancelable operating leases and interest on outstanding debt from continuing operations at December 31, 2023 were as follows:

Payments due within:	Operating Leases
1 year	$ 336
2 years	298
3 years	31
4 years	5
5 years	0
Over 5 years	0
	$ 670

As of December 31, 2023, we had no outstanding debt.

The Company currently expects to purchase approximately $800 of capitalizable DME by the Pharmacy segment (to be rented to customers) during the next twelve months. The timing and actual amount which will be expended is difficult to predict due to various factors including varying demand for such equipment as well as its availability given current supply sourcing challenges. Other capital expenditures for replacement and upgrade of current facilities and equipment of the Pharmacy business may be needed during the next twelve months although there is no estimate of those expenditures other than being expected to be at a lower level than fiscal years 2023 and 2022. The Company anticipates funding such expenditures primarily from cash on hand. Other cash expenditures for the next twelve months currently are expected to be in-line with expenditures for the six months ended December 31, 2023, subject to further operating and administrative cost increases, and other settlements of cost reports and other liabilities in the ordinary course of business, and the Company's ability to retain unrecognized CARES Act grants, PPP funds and ERC funds received or previously received. Other than reported above, there have been no material changes outside the ordinary course of business relating to our upcoming cash obligations which have occurred during the three months ended December 31, 2023. Other than with respect to scheduled cash expenditures (based on current operating levels) for long-term debt, operating leases, and interest on current outstanding debt, the debt, the specific items previously disclosed here, as well as continued uncertainties relating to the aftermath of the COVID-19 pandemic, the Company is currently unaware of other trends or unusual uncertainties that are likely to cause a material change in its cash expenditures in periods beyond the next twelve months. See Notes 7, 9, 10, and 11 to our financial statements. The Company is also unaware of events that are reasonably likely to cause a material change in the relationship between its costs and revenues (such as known or reasonably likely future increases in costs of labor or materials, price increases or inventory adjustments, beyond those discussed herein); however, we are unable to predict with any degree of accuracy when, or the extent to which, recent inflationary price trends, labor disruptions and supply chain challenges experienced in 2021, 2022 and 2023 to date will mitigate.

Related Party Transactions

A director of the Company is senior counsel in a law firm which provides services to SunLink. The Company expensed an aggregate of $102 and $130 for legal services to this law firm in the three months ended December 31, 2023 and 2022, respectively and expensed an aggregate of $289 and $185 for legal services to this law firm in the six months ended December 31, 2023 and 2022, respectively. Included in the Company's condensed consolidated balance sheets at December 31, 2023 and June 30, 2023 is outstanding legal expenses to this firm $126 and $36, respectively,

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have not entered into any transactions using derivative financial instruments or derivative commodity instruments and believe that our exposure to market risk associated with other financial instruments (such as investments and borrowings) and interest rate risk is not material.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the "*Exchange Act*"), as of the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and the changes in our disclosure controls and procedures during the quarter. Under the direction of our chief executive officer and chief financial officer, we evaluated our disclosure controls and procedures and internal control over financial reporting and concluded that our disclosure controls and procedures were effective as of December 31, 2023.

Disclosure controls and procedures and other procedures are designed to ensure that information required to be disclosed in our reports or submitted under the Exchange Act, such as this Quarterly Report on Form 10-Q, is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on an evaluation of the effectiveness of disclosure controls and procedures performed in connection with the preparation of this Form 10-Q, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2023. The effect, if any, of the COVID-19 pandemic on the effectiveness of current disclosure controls and procedures in future periods is uncertain and we intend to revise the same, if any, and to the extent deemed appropriate.

Changes in Internal Control Over Financial Reporting

There were no changes during the quarter ended December 31, 2023 in our internal control over financial reporting that materially affected, or is believed likely to materially affect, our internal controls over financial reporting. Notwithstanding staff absences and turnover and challenges hiring new and replacement staff, including in our financial departments, to date, we do not believe the COVID-19 pandemic has had any material effect on the effectiveness of our disclosure controls and procedures, however we cannot assure you that our internal controls will not be affected in the case of other or recurrent pandemics.

PART II. OTHER INFORMATION

Items required under Part II not specifically shown below are not applicable.

ITEM 1. LEGAL PROCEEDINGS

The Company and its subsidiaries are subject to various claims and litigation that arise from time to time in the ordinary course of business, including, among other things, tax, contract, workers compensation and medical malpractice claims and other claims and litigation. Medical malpractice and certain other claims are generally covered by malpractice, general liability or other insurance but are subject to provisions under which the Company retains a portion of the risk, which retention, particularly in the case of claims of medical malpractice, can be material. Based on current knowledge, the Company's management does not believe that any current pending legal proceedings will have a material adverse effect on the Company's consolidated financial position or its liquidity. However, in light of the uncertainties involved and indeterminate damages sought in some such legal proceedings, an adverse outcome could be material to our results of operations or cash flows in any reporting period.

ITEM 1A. RISK FACTORS

Risk Factors Relating to an Investment in SunLink

Information regarding risk factors appears in "MD&A – Forward-Looking Statements," in Part I – Item 2 of this Form 10-Q and in "MD&A - Risks Factors Relating to an Investment in SunLink" in Part I – Item 1A of the Company's Annual Report on Form 10-K for the year ended June 30, 2023. We believe there have been no material changes from the risk factors previously disclosed in such Annual Report except as set forth herein.

In addition to the matters set forth herein, the reader should carefully consider, in addition to the other information set forth in this report, the risk factors discussed in our Annual Report that could materially affect our business, financial condition or future results. Such risk factors are expressly incorporated herein by reference. The risks described in our Annual Report are not the only risks facing our Company. In addition to risks and uncertainties inherent in forward-looking statements contained in this Report on Form 10-Q, additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. Whenever we refer to "SunLink," "Company", "we," "our," or "us" in this Item 1A, we mean SunLink Health Systems, Inc. and its subsidiaries, unless the context suggests otherwise.

ITEM 6.   EXHIBITS

Exhibits:

31.1   Chief Executive Officer's Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

31.2   Chief Financial Officer's Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

32.1   Chief Executive Officer's Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2   Chief Financial Officer's Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101   The following materials from the Company's Quarterly Report on Form 10-Q for the three and six months ended December 31, 2023, formatted in iXBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets as of December 31, 2023 (unaudited) and June 30, 2023, (ii) Condensed Consolidated Statements of Operations and Comprehensive Earnings (Loss) for the three and six months ended December 31, 2023 and 2022 (unaudited), (iii) Condensed Consolidated Statements of Cash Flows for the three and six months ended December 31, 2023 and 2022 (unaudited), and (iv) Notes to Condensed Consolidated Financial Statements (unaudited), tagged as blocks of text.

104   Cover Page Interactive Data File (formatted as Inline XRBL with the applicable taxonomy extension information in Exhibit 101.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, SunLink Health Systems, Inc. has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SunLink Health Systems, Inc.

By: /s/ Mark J. Stockslager
     Mark J. Stockslager
     Chief Financial Officer

Dated: February 13, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 10-Q

☒ **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended March 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 1-12607

SUNLINK HEALTH SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Georgia	**31-0621189**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

900 Circle 75 Parkway, Suite 690, Atlanta, Georgia 30339
(Address of principal executive offices)
(Zip Code)

(770) 933-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered Symbol(s)
Common Shares without par value	SSY	NYSE American
Preferred Share Purchase Rights		

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filings requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (of for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

Securities registered pursuant to Section 12(b) of the Act:

The number of Common Shares, without par value, outstanding as of May 14, 2024 was 7,040,603.

SUNLINK HEALTH SYSTEMS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	March 31, 2024 (unaudited)		June 30, 2023	
ASSETS				
Current Assets:				
Cash and cash equivalents	$	1,211	$	4,486
Receivables - net		3,078		2,592
Inventory		1,561		1,628
Current assets held for sale		3,512		1,920
Prepaid expense and other assets		1,604		1,648
Total current assets		10,966		12,274
Property, plant and equipment, at cost		12,302		11,259
Less accumulated depreciation		(9,399)		(8,542)
Property, plant and equipment - net		2,903		2,717
Noncurrent Assets:				
Intangible asset		1,180		1,180
Noncurrent assets held for sale		0		5,812
Right of use assets		592		798
Other noncurrent assets		503		487
Total noncurrent assets		2,275		8,277
TOTAL ASSETS	$	16,144	$	23,268
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	1,532	$	1,067
Accrued payroll and related taxes		857		1,027
Current liabilities held for sale		563		1,326
Current operating lease liabilities		332		334
Other accrued expenses		675		1,115
Total current liabilities		3,959		4,869
Long-Term Liabilities				
Noncurrent liability for professional liability risks		231		138
Long-term operating lease liabilities		273		481
Noncurrent liabilities held for sale		0		192
Other noncurrent liabilities		73		171
Total long-term liabilities		577		982
Commitments and Contingencies				
Shareholders' Equity				
Preferred Shares, authorized and unissued, 2,000 shares		0		0
Common Shares, without par value:				
Issued and outstanding, 7,041 shares at March 31, 2024 and 7,032 at June 30, 2023		3,521		3,516
Additional paid-in capital		10,747		10,746
Retained earnings (deficit)		(2,810)		3,005
Accumulated other comprehensive income		150		150
Total Shareholders' Equity		11,608		17,417
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	16,144	$	23,268

See notes to condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2024	2023	2024	2023
Net revenues	$ 7,462	$ 8,181	$ 24,527	$ 26,270
Costs and Expenses:				
Cost of goods sold	4,339	4,755	13,871	13,642
Salaries, wages and benefits	2,652	2,543	7,937	7,547
Supplies	36	39	109	104
Purchased services	265	302	832	788
Other operating expenses	589	601	2,279	1,854
Rent and lease expense	92	92	275	276
Depreciation and amortization	342	316	960	873
Operating Profit (Loss)	(853)	(467)	(1,736)	1,186
Other Income (Expense):				
Gains on sale of assets	0	0	2	13
Interest income (expense), net	19	8	70	13
Earnings (Loss) from Continuing Operations before income taxes	(834)	(459)	(1,664)	1,212
Income Tax Benefit	(10)	(6)	(5)	(7)
Earnings (Loss) from Continuing Operations	(824)	(453)	(1,659)	1,219
Loss from Discontinued Operations, net of tax	(572)	(309)	(4,156)	(1,588)
Net Loss	(1,396)	(762)	(5,815)	(369)
Other comprehensive income	0	0	0	0
Comprehensive Loss	$ (1,396)	$ (762)	$ (5,815)	$ (369)
Loss Per Share:				
Continuing Operations:				
Basic	$ (0.12)	$ (0.06)	$ (0.24)	$ 0.17
Diluted	$ (0.12)	$ (0.06)	$ (0.24)	$ 0.17
Discontinued Operations:				
Basic	$ (0.08)	$ (0.04)	$ (0.59)	$ (0.23)
Diluted	$ (0.08)	$ (0.04)	$ (0.59)	$ (0.23)
Net Loss:				
Basic	$ (0.20)	$ (0.11)	$ (0.83)	$ (0.05)
Diluted	$ (0.20)	$ (0.11)	$ (0.83)	$ (0.05)
Weighted-Average Common Shares Outstanding:				
Basic	7,041	7,032	7,038	7,015
Diluted	7,041	7,032	7,038	7,018

See notes to condensed consolidated financial statements.

SUNLINK HEALTH SYSTEMS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)
(Unaudited)

	Common Shares		Additional Paid-in Capital	Retained Earnings (Loss)	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares	Amount				
JUNE 30, 2023	7,032	$ 3,516	$ 10,746	$ 3,005	$ 150	$ 17,417
Share options exercised	9	5	1	0	0	6
Net loss	0	0	0	(1,344)	0	(1,344)
SEPTEMBER 30, 2023	7,041	3,521	10,747	1,661	150	16,079
Net loss	0	0	0	(3,075)	0	(3,075)
DECEMBER 31, 2023	7,041	3,521	10,747	(1,414)	150	13,004
Net loss	0	0	0	(1,396)	0	(1,396)
MARCH 31, 2024	7,041	$ 3,521	$ 10,747	$ (2,810)	$ 150	$ 11,608
JUNE 30, 2022	6,954	$ 3,478	$ 10,736	$ 4,800	$ 106	$ 19,120
Share options exercised	78	38	10	0	0	48
Net loss	0	0	0	(1,558)	0	(1,558)
SEPTEMBER 30, 2022	7,032	3,516	10,746	3,242	106	17,610
Net earnings	0	0	0	1,951	0	1,951
DECEMBER 31, 2022	7,032	3,516	10,746	5,193	106	19,561
Net loss	0	0	0	(762)	0	(762)
MARCH 31, 2023	7,032	$ 3,516	$ 10,746	$ 4,431	$ 106	$ 18,799

See notes to condensed consolidated financial statements.

SUNLINK HEALTH SYSTEMS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Nine Months March 31,	
	2024	2023
Net Cash Used in Operating Activities	$ (2,592)	$ (119)
Cash Flows Provided by (Used in) Investing Activities:		
Expenditures for property, plant and equipment - continuing operations	(1,089)	(969)
Expenditures for property, plant and equipment - discontinued operations	(91)	(556)
Proceeds from sale of property, plant and equipment - continuing operations	5	213
Proceeds from sale of Trace hospital operations - discontinued operations	500	0
Net Cash Used in Investing Activities	(675)	(1,312)
Cash Flows Provided by (Used in) Financing Activities:		
Proceeds from share options exercises	6	49
Payments on long-term debt - discontinued operations	(14)	(30)
Net Cash Provided by (Used in) Financing Activities	(8)	19
Net Decrease in Cash and Cash Equivalents	(3,275)	(1,412)
Cash and Cash Equivalents Beginning of Period	4,486	6,794
Cash and Cash Equivalents End of Period	$ 1,211	$ 5,382
Supplemental Disclosure of Cash Flow Information:		
Cash Paid (Received) for:		
Interest	$ (70)	$ (46)
Income taxes	$ 105	$ (32)
Non-cash investing and financing activities:		
Right-of-use assets obtained in exchange for operating lease liabilities	$ 18	$ 24

See notes to condensed consolidated financial statements.

(all dollar amounts in thousands except per share amounts)

(Unaudited)

Note 1. –Basis of Presentation

The accompanying unaudited Condensed Consolidated Financial Statements as of March 31, 2024 and for the three and nine month periods ended March 31, 2024 and 2023 have been prepared in accordance with Rule 8-03 and Article 8-03 of Regulation S-X of the Securities and Exchange Commission ("SEC") and, as such, do not include all information required by accounting principles generally accepted in the United States of America ("GAAP"). The condensed consolidated June 30, 2023 balance sheet included in this interim filing has been derived from the audited consolidated financial statements at that date but does not include all the information and related notes required by GAAP for complete consolidated financial statements. These Condensed Consolidated Financial Statements should be read in conjunction with the audited consolidated financial statements included in the SunLink Health Systems, Inc. ("SunLink", "we", "our", "ours", "us" or the "Company") Annual Report on Form 10-K for the fiscal year ended June 30, 2023, filed with the SEC on September 28, 2023. In the opinion of management, the Condensed Consolidated Financial Statements, which are unaudited, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position and results of operations for the periods indicated. The results of operations for the three and nine month periods ended March 31, 2024 are not necessarily indicative of the results that may be expected for the entire fiscal year or any other interim period.

Throughout these notes to the condensed consolidated financial statements, SunLink Health Systems, Inc., and its consolidated subsidiaries are referred to on a collective basis as "SunLink", "we", "our", "ours", "us" or the "Company." This drafting style is not meant to indicate that SunLink Health Systems, Inc. or any particular subsidiary of the Company owns or operates any particular asset, business or property. Each operation and business described in this filing is owned and operated by a distinct and indirect subsidiary of SunLink Health Systems, Inc.

Note 2. – Business Operations

The Company's continuing operations are composed of a pharmacy business and an information technology ("IT") business.

The pharmacy business, is composed of four operational areas conducted in three locations in southwest Louisiana:

- Retail pharmacy products and services, consisting of retail pharmacy sales.
- Institutional pharmacy services consisting of the provision of specialty and non-specialty pharmaceutical and biological products to institutional clients or to patients in institutional settings, such as extended care and rehabilitation centers, nursing homes, assisted living facilities, behavioral and specialty hospitals, hospice, and correctional facilities.
- Non-institutional Pharmacy services consisting of the provision of specialty and non-specialty pharmaceutical and biological products to clients or patients in non-institutional settings including private residential homes.
- Durable medical equipment products and services ("DME"), consisting primarily of the sale and rental of products for institutional clients or to patients in institutional settings and patient-administered home care.

A subsidiary, SunLink Health Systems Technology ("SHST Technology"), provides information technology ("IT") services to outside customers and to SunLink subsidiaries. The Company also owns a subsidiary which owns approximately twenty-five (25) acres of unimproved land in Ellijay, Georgia.

Series C Redeemable Preferred Shares

On August 2, 2023, the Board of SunLink declared a non-cash dividend per Common Share of one fractional interest in one of the Corporation's Series C Redeemable Preferred Shares (the "Series C Preferred Shares" and each such fraction of a Series C Preferred Share, a "Series C Fractional Interest"). Each of the 7,032 Series C Preferred Shares issued was entitled to one million (1,000,000) votes and each Series C Fractional Interest in a Series C Preferred Share was entitled to one thousand (1,000) votes out of such one million votes. Series C Fractional Interests could not be transferred separately from the Common Shares and were represented by the Common Shares. A further description of

the Series C Preferred Shares and the Series C Fractional Interests and the terms and provisions thereof is set forth in the Company's Current Report on Form 8-K filed with the SEC on August 11, 2023. Each Common Share was entitled to one (1) vote as a Common Share and also one thousand (1,000) votes for the corresponding Series C Fractional Interest thereon, on each matter properly brought before a special shareholders' meeting which was held on October 19, 2023 and at which the Corporation was reincorporated from the state of Ohio to Georgia (the "Special Meeting"). The Series C Fractional Interests were automatically redeemed and the Series C Preferred Shares cancelled.

COVID-19 Pandemic and CARES Act Funding

The Company continued to experience adverse after-effects of the COVID-19 pandemic in the quarter ended March 31, 2024 and believes such effects will likely continue to affect its assets and operations in the foreseeable future, particularly salaries and wages pressure, workforce shortages, supply chain disruption and broad inflationary pressures. Our ability to make estimates of any such continuing effects from current or evolving strains of COVID-19 on future revenues, expenses or changes in accounting judgments that have had or are reasonably likely to have a material effect on our financial statements is limited, depending, as they do, on the severity and length thereof; as well as any further government actions and/or regulatory changes intended to address such effects.

Note 3. – Discontinued Operations

All of the businesses discussed below are reported as discontinued operations and the condensed consolidated financial statements for all prior periods have been adjusted to reflect this presentation.

Sale of Trace Regional Hospital, medical office building and three patient clinics, Trace Extended Care operations –On January 22, 2024, the Company's indirect subsidiary, Southern Health Corporation of Houston, Inc. ("Southern"), reached a revised agreement for the sale of Trace Regional Hospital, a medical office building and three (3) patient clinics in Chickasaw County, MS, (collectively "Trace") to Progressive Health of Houston, LLC ("Progressive"). Pursuant to those agreements, Southern sold certain personal and intangible property of Trace Regional Hospital and associated clinics to Progressive on January 22, 2024 for $500 pursuant to an asset purchase agreement ('Trace Assets Sale"), entered into a six-month net lease of certain hospital real property for $20 per month, and engaged Progressive under a management agreement to manage the operations of Trace pending receipt of certain regulatory approvals, which was received February 29, 2024. As a result of the transaction, Southern's previous agreement with Progressive dated November 10, 2023, was terminated. Southern also entered into a real estate purchase agreement with Progressive ("Trace Hospital Sale") whereunder Progressive is to purchase certain real estate and improvements of Trace Regional Hospital, associated clinics and a vacant medical office building for $2,000 by July 31, 2024. As a result of the transactions ("Revised Agreement"), SunLink reported an impairment loss of $1,974 at December 31, 2023 to reduce the net value of the Trace hospital assets to the sale proceeds under the revised agreement and reported $58 of transaction expenses for the Revised Agreement during the quarter ended December 31, 2023. An impairment reserve of $1,695 remains at March 31, 2024 for the Trace Hospital Sale assets. During the quarter ended March 31, 2024, SunLink reported an additional loss on the sale of the Trace Hospital Sale of $613 and reported an additional $55 of transactions expenses. Southern is in the process of marketing the Trace Extended Care & Rehabilitation ("Trace Extended Care"), a skilled care nursing facility adjacent to the campus of Trace. Trace Extended Care, which Southern retains, is considered an asset held for sale at March 31, 2024. There can be no assurance that the Trace Real Estate purchase will be completed or that Trace Extended Care will be sold.

Sold Hospitals and Nursing Home– Subsidiaries of the Company have sold substantially all the assets of five (5) hospitals ("Sold Facilities") during the period July 2, 2012 to March 17, 2019. The loss before income taxes of the Sold Facilities results primarily from the effects of retained professional liability insurance and claims expenses and settlement of a lawsuit.

Life Sciences and Engineering Segment —SunLink retained a defined benefit retirement plan which covered substantially all the employees of this segment when the segment was sold in fiscal year 1998. Effective February 28, 1997, the plan was amended to freeze participant benefits and close the plan to new participants. Pension expense and related tax benefit or expense is reflected in the results of discontinued operations for this segment for the three and nine months ended March 31, 2024 and 2023, respectively.

The components of pension expense for the three and nine months ended March 31, 2024 and 2023, respectively, were as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2024	2023	2024	2023
Interest cost	$ 10	$ 13	$ 32	$ 39
Expected return on assets	(9)	(11)	(27)	(32)
Amortization of prior service cost	0	0	0	0
Net pension expense	$ 1	$ 2	$ 5	$ 7

SunLink contributed $15 to the plan in the nine months ended March 31, 2024 and expects to contribute an additional $5 during the last three months of the fiscal year ending June 30, 2024.

Details of statements of operations from discontinued operations for the three and nine months ended March 31, 2024 and 2023, primarily reflecting the reporting of Trace as discontinued operations as a result of the Company's January 22, 2024 revised agreement to sell Trace and its plan to sell Trace Extended Care, are as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2024	2023	2024	2023
Net Revenues	$ 1,886	$ 3,357	$ 7,329	$ 10,709
Costs and Expenses:				
Salaries, wages and benefits	917	1,907	4,659	6,975
Supplies	146	237	702	910
Purchased services	280	748	1,587	2,324
Other operating expense	452	664	1,509	1,782
Rent and lease expense	8	45	75	105
Depreciation and amortization	42	98	308	297
Operating Profit (Loss)	41	(342)	(1,511)	(1,684)
Other Income (Expense):				
Losses on sale of assets	(613)	0	(613)	1
Federal stimulus - Provider relief funds	0	0	0	61
Interest income (expense), net	0	33	0	34
Loss from Discontinued Operations before income taxes	(572) —	(309)	(2,124)	(1,588)
Impairment loss of Trace Assets and related sale expenses before income taxes	0	0	(2,032)	0
Loss from Discontinued Operations before income taxes	(572)	(309)	(4,156)	(1,588)
Income Tax Expense	0	0	0	0
Loss from Discontinued Operations, net of tax	$ (572)	$ (309)	$ (4,156)	$ (1,588)

Details of assets and liabilities held for sale at March 31, 2024 and June 30, 2023, which primarily reflect the Trace Extended Care's assets to be sold and liabilities to be assumed as a result of the Company's January 22, 2024 revised agreement to sell the Trace hospital assets and its plans to dispose of Trace Extended Care are as follows:

	March 31, 2024	June 30, 2023
Receivables - net	$ 667	$ 1,659
Inventory	2	125
Prepaid expense and other assets	7	136
Property, plant and equipment, net	4,529	5,564
Impairment reserve	(1,695)	0
Right of use assets	0	246
Noncurrent assets	2	2
Total assets held for sale	$ 3,512	$ 7,732
Accounts payable	$ 418	$ 783
Accrued payroll and related taxes	91	361
Current operating lease liabilities	0	61
Other accrued expenses	54	121
Long-term operating lease liabilities	0	192
Total liabilities held for sale	$ 563	$ 1,518

Note 4. – Shareholders' Equity

Stock-Based Compensation – For the three and nine months ended March 31, 2024 and 2023, the Company recognized no stock-based compensation for options issued to employees and directors of the Company. There were 9,000 shares issued as a result of options exercised during the nine months ended March 31, 2024. There were 77,452 shares issued as a result of options exercised during the nine months ended March 31, 2023.

Note 5. – Revenue and Accounts Receivable

Revenues by payor were as follows for the three and nine months ended March 31, 2002 and 2023:

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2024	2023	2024	2023
Medicare	$ 3,207	$ 3,521	$ 11,021	$ 10,377
Medicaid	1,506	1,802	4,898	5,048
Retail and Institutional Pharmacy	1,517	1,632	4,839	5,666
Managed Care & Other Insurance	1,022	1,032	3,179	4,572
Self-pay	189	180	532	564
Other	21	14	58	43
Total Net Revenues	$ 7,462	$ 8,181	$ 24,527	$ 26,270

The revenues for the three months ended March 31, 2024 includes $57 of prior period sales tax refunds as a result of a reduction in the accrued sales tax liability as described in Note 10. The revenues for nine months ended March 31, 2024 includes $437 of prior period sales tax refunds, compared to $2,615 increase in revenues in the nine months ended March 31, 2023 as a result of a reduction in the accrued sales tax liability as described in Note 10.

Accounts Receivable and Allowance for Doubtful Accounts

The Company adopted Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 326, Financial Statements – Credit Losses ("Topic 326") with an adoption date of July 1, 2023. This standard requires a financial asset (or a group of financial assets) measured at amortized cost basis, to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial assets. The Company evaluates the valuation of accounts receivable concessions allowances based upon its historical collection trends, as well as its understanding of the nature and collectability of accounts based on their age and other factors. The model is based on the credit losses expected to arise over the life of the asset based on the Company's expectations as of the balance sheet date through analyzing historical customer data as well as taking into consideration current and estimated future economic trends. The Company adopted Topic 326 and determined it did not have a material financial impact.

The roll forward of the allowance for doubtful accounts for the three and nine months ended March 31, 2024 was as follows:

June 30, 2023 balance	$	532
Concession allowance expense		79
Write-offs		(203)
September 30, 2023 balance		408
Concession allowance expense		67
Write-offs		(104)
December 31, 2023 balance		371
Concession allowance expense		272
Write-offs		(363)
March 31, 2024 balance	$	280

Note 6. – Intangible Assets

As of March 31, 2024 and June 30, 2023, intangible assets consist solely of an indefinite-lived trade name of $1,180 under the Pharmacy Segment.

Amortization expense was $0 and $6 for the three months ended March 31, 2024 and 2023, respectively. Amortization expense was $0 and $19 for the three months ended March 31, 2024 and 2023, respectively.

Note 7. – Long-Term Debt

Long-term debt of discontinued operations which is included in current liabilities held for sale consisted of the following:

	March 31, 2024		June 30, 2023	
Finance Lease Obligations	$	0	$	14
Less current maturities		0		(14)
Long-term Debt	$	0	$	0

Note 8. – Income Taxes

Income tax benefit of $10 was recorded for continuing operations for the three months ended March 31, 2024. Income tax benefit of $6 (all state income benefit) was recorded for continuing operations for the three months ended March 31, 2023. Income tax benefit of $5 (all state income taxes) was recorded for continuing operations for the nine months ended March 31, 2024. Income tax benefit of $7 (all state income benefit) for continuing operations for the nine months ended March 31, 2023.

In accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740, we evaluate our deferred taxes quarterly to determine if adjustments to our valuation allowance are required based on the consideration of available positive and negative evidence using a "more likely than not" standard with respect to whether deferred tax assets will be realized. Our evaluation considers, among other factors, our historical operating results, our expectation of future results of operations, the duration of applicable statuary carryforward periods and conditions of the healthcare industry. The ultimate realization of our deferred tax assets depends primarily on our ability to generate future taxable income during the periods in which the related temporary differences in the financial basis and the tax basis of the assets become deductible. The value of our deferred tax assets will depend on applicable income tax rates.

At March 31, 2024, consistent with the above process, we evaluated the need for a valuation allowance against our deferred tax assets and determined that it was more likely than not that none of our deferred tax assets would be realized. As a result, in accordance with ASC 740, we recognized a valuation allowance of $9,499 against the deferred tax asset so that there is no net long-term deferred income tax asset at March 31, 2024. We conducted our evaluation by considering available positive and negative evidence to determine our ability to realize our deferred tax assets. In our evaluation, we gave more significant weight to evidence that was objective in nature as compared to subjective evidence. A long-term deferred tax liability of $69 is recorded within other noncurrent liabilities in the accompanying condensed consolidated balance sheet of March 31, 2024 to reflect the deferred tax liability for the non-amortizing trade name intangible asset.

The principal negative evidence that led us to determine at March 31, 2024 that all the deferred tax assets should have full valuation allowances was historical tax losses and the projected current fiscal year tax loss. For purposes of evaluating our valuations allowances, the Company's history of losses represent significant historical negative evidence and we have recognized none of our federal income tax net operating loss carry-forward of approximately $29,862.

For federal income tax purposes, at March 31, 2024, the Company had approximately $29,862 of estimated net operating loss carry-forwards available for use in future years subject to the possible limitations of the provisions of Internal Revenue Code Section 382. These net operating loss carryforwards expire primarily in fiscal year 2023 through fiscal year 2038; however, with the enactment of the Tax Cut and Jobs Act on December 22, 2017, federal net operating loss carryforwards generated in taxable years beginning after December 31, 2017 now have no expiration date. The Company's returns for the periods prior to the fiscal year ended June 30, 2020 are no longer subject to potential federal and state income tax examination. Net operating loss carry-forwards generated in tax years prior to June 30, 2020 are still subject to redetermination in potential federal income tax examination.

Note 9. – Leases

The Company, as lessee, has operating leases relating to its pharmacy operations, certain medical equipment, and office equipment. All lease agreements generally require the Company to pay maintenance, repairs, property taxes and insurance costs, all of which are variable amounts based on actual costs. Variable lease costs also include escalating rent payments that are not fixed at commencement but are based on an index determined in future periods over the lease term based on changes in the Consumer Price Index or other measure of cost inflation. Some leases include one or more options to renew the lease at the end of the initial term, with renewal terms that generally extend the lease at the then market rental rates. Leases may also include an option to buy the underlying asset at or a short time prior to the termination of the lease. All such options are at the Company's discretion and are evaluated at the commencement of the lease, with only those that are reasonably certain of exercise included in determining the appropriate lease term. The components of lease cost and rent expense for the three and nine months ended March 31, 2024 and 2023 are as follows:

Lease Cost	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023		Nine Months Ended March 31, 2024		Nine Months Ended March 31, 2023	
Operating lease cost:								
Operating lease cost	$	85	$	86	$	255	$	256
Short-term rent expense		7		5		19		18
Variable lease cost		0		1		1		2
Total operating lease cost	$	92	$	92	$	275	$	276

Supplemental balance sheet information relating to leases was as follows:

Operating Leases:	Balance Sheet Classifications	As of March 31, 2024		As of June 30, 2023	
Operating lease ROU Assets	ROU Assets	$	592	$	798
Current operating lease liabilities	Current operating lease liabilities		332		334
Long-term operating lease liabilities	Long-term operating lease liabilities	$	273	$	481

Supplemental cash flow and other information related to leases as of and for the three and nine months ended March 31, 2024 and 2023 are as follows:

| | Three Months Ended | | Nine Months Ended | |
| | March 31, 2024 | March 31, 2023 | March 31, 2024 | March 31, 2023 |
Other information				
Cash paid for amounts included in the measurement of lease liabilities:				
Operating cash flows of operating leases	$ 85	$ 86	$ 255	$ 256
Right-of-use assets obtained in exchange for new operating lease liabilities	0	0	18	16
Weighted-average remaining lease term:				
Operating leases	1.82 years	2.74 years	1.82 years	2.74 years
Weighted-average discount rate:				
Operating leases	0.98%	1.02%	0.98%	1.02%

Commitments relating to non-cancellable operating leases as of March 31, 2024 for each of the next five years and thereafter are as follows:

Payments due within	Operating Leases
1 year	$ 337
2 years	252
3 years	15
4 years	10
5 years	0
Over 5 years	0
Total minimum future payments	614
Less: Imputed interest	(9)
Total liabilities	605
Less: Current portion	(332)
Long-term liabilities	$ 273

Note 10. – Sales Tax Payable

During the fiscal year ended June 30, 2019, the Pharmacy segment business amended its sales tax position with four different taxing authorities to avail its business of exemptions from state and local sales taxes in Louisiana on revenues from the sales of products and services to beneficiaries of government insurance programs to the extent reimbursed by the administrators of such programs. No such sales taxes for any period subsequent to June 30, 2019 have been paid on the related reimbursement received from the government insurance payers' programs with respect to sales of such products and services. The Company has filed amended sales tax returns for periods still open under the applicable statutes of limitations claiming refunds of such sales taxes paid. Refunds have been received from three taxing authorities in the amounts claimed on amended returns and a settlement was reached with one taxing authority to offset future sales tax payable. Amounts claimed and received from two taxing authorities providing refunds were recorded as revenues in the fiscal year ended June 30, 2020 in the amount of $359. During the nine months ended March 31, 2024, the Company recorded a refund received of $321 as revenue for a sales tax refund which was received in October 2023 and during the three months and nine months ended March 31, 2024, the Company recorded $56 and $115, respectively, for prior period sales tax settlements.

In addition, until October 1, 2022, the Company accrued as payable amounts for sales tax estimates from these taxing authorities in amounts management believed would be payable if the Company's position did not prevail. During the nine months ended March 31, 2023, after discussions with the taxing authorities and external legal counsel, the Company determined that it was more likely than not that its position could be sustained going forward and accrued but unpaid sales tax would not be payable. Based on this determination, the Company reversed $2,615 of accrued sales tax during the nine months ended March 31, 2023 as an increase of net revenues.

Note 11. – Commitments and Contingencies

The Company has no contractual obligations, commitments and contingencies related to outstanding debt and interest (excluding operating leases, see Note 9) at March 31, 2024.

Note 12. – Related Party Transactions

A director of the Company is senior counsel in a law firm which provides services to SunLink. The Company expensed an aggregate of $96 and $35 for legal services to this law firm in the three months ended March 31, 2024 and 2023, respectively and expensed an aggregate of $385 and $220 for legal services to this law firm in the nine months ended March 31, 2024 and 2023, respectively. Included in the Company's condensed consolidated balance sheets at March 31, 2024 and June 30, 2023 is outstanding legal expenses to this firm $154 and $36, respectively.

**ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(Dollars in thousands, except per share and admissions data)**

Forward-Looking Statements

This Quarterly Report and the documents that are incorporated by reference in this Quarterly Report contain certain forward-looking statements within the meaning of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts and may be identified by the use of words such as "may," "believe," "will," "seeks to", "expect," "project," "estimate," "anticipate," "plan" or "continue." These forward-looking statements are based on the current plans and expectations and are subject to a number of risks, uncertainties and other factors which could significantly affect current plans and expectations and our future financial condition and results. Throughout this annual report and the notes to the condensed consolidated financial statements, SunLink Health Systems, Inc., and its consolidated subsidiaries are referred to on a collective basis as "SunLink", "we", "our", "ours", "us" or the "Company." This drafting style is not meant to indicate that SunLink Health Systems, Inc. or any particular subsidiary of SunLink Health Systems, Inc. owns or operates any asset, business, or property. Healthcare services, pharmacy operations and other businesses described in this filing are owned and operated by distinct and indirect subsidiaries of SunLink Health System, Inc. These forward-looking statements are based on current plans and expectations and are subject to a number of risks, uncertainties and other factors that could significantly affect current plans and expectations and our future financial condition and results. These factors, which could cause actual results, performance, and achievements to differ materially from those anticipated, include, but are not limited to:

General Business Conditions

- general economic and business conditions in the U.S., both nationwide and in the states in which we operate;

- the continuing after-effects of the COVID-19 pandemic, both nationwide and in the states in which we operate, including among other things, on demand for our customary services, the efficiency of such services, availability of staffing, availability of supplies, costs and financial results. Future COVID-19, its variants or other pandemics of other contagious diseases could result in the unavailability of personnel to provide services, regulatory bans on certain services or admissions, decreased occupancy levels, increase costs, reduce our revenues and otherwise adversely affect our business;

- the competitive nature of the U.S. community hospital, extended care and rehabilitation center, nursing home, and pharmacy businesses;

- demographic characteristics and changes in areas where we operate, including resistance to vaccination for COVID-19 and/or its variants;

- the availability of cash or borrowings to fund working capital, renovations, replacements, expansions, and capital improvements at existing healthcare and pharmacy facilities and for acquisitions and replacement of such facilities;

- changes in accounting principles generally accepted in the U.S.;

- the impact of inflation on our patients, operating costs, ability and feasibility of raising funds, and on our ability to achieve cash flow and profitability, including our inability to cover cost increases because most of our revenue is from government programs whose payments are fixed; and

- fluctuations in the market value of equity securities including SunLink common shares, including fluctuations based on actual or feared inflation or recession.

Operational Factors

- the ability or inability to operate profitably in one or more segments of the healthcare business;

- the availability of, and our ability to attract and retain, sufficient qualified staff physicians, management, nurses, pharmacists, and staff personnel for our operations;

- timeliness and amount and conditions of reimbursement payments received under government programs;

- the lack of availability of future governmental support that may be required to offset the after effects of the COVID-19 pandemic or future pandemics and absence of forgiveness features in any such future loans or an inability to meet the usage or forgiveness requirements;

- any future challenge to our compliance with requirements of the expenditure and retention of Provider Relief Funds ("PRF") received by us;

- the ability or inability to fund our obligations under capital leases or new or existing obligations and/or any existing or potential defaults under existing indebtedness;

- restrictions imposed by existing or future contractual obligations including existing or new indebtedness;

- the cost and availability of insurance coverage including professional liability (e.g., medical malpractice) and general, employment, fiduciary, other liability insurance and changes in estimates of our self-insurance claims and reserves;

- the efforts of governmental authorities, insurers, healthcare providers, and others to contain and reduce healthcare costs;

- the impact on hospital, clinic, and nursing home services of the treatment of patients in alternative or lower acuity healthcare settings, such as with drug therapy, in surgery centers, and urgent care centers, retirement homes or at home;

- changes in medical and other technology;

- increases in prices of materials and services utilized in our Healthcare Services and Pharmacy segments;

- increases in wages as a result of inflation or competition for physician, nursing, pharmacy, management, and staff positions;

- any impairment in our ability to collect accounts receivable, including deductibles and co-pay amounts;

- the functionality of or costs with respect to our information systems for our Healthcare Services and Pharmacy segments and our corporate office, including both software and hardware;

- the availability of and competition from alternative drugs or treatments to those provided by our Pharmacy segment; and

- the restrictions, clawbacks, processes, and conditions relating to our Pharmacy segment imposed by pharmacy benefit managers, drug manufacturers, and distributors.

Liabilities, Claims, Obligations and Other Matters

- claims under leases, guarantees, disposition agreements, and other obligations relating to current and future asset sales or discontinued operations, including claims from sold or leased facilities and services, retained liabilities or retained subsidiaries, and failure of buyers to satisfy liabilities for which the Company remains liable, pursuant to the disposition agreements;

- potential adverse consequences of any known and unknown government investigations;

- claims for medical malpractice product, environmental or other liabilities from continuing and discontinued operations;

- professional, general, and other claims which may be asserted against us, including claims based on a failure currently unknown to us of our physicians and other personnel to comply with COVID-19 vaccination mandates;

- potential damages and consequences of natural disasters and weather-related events such as tornados, earthquakes, hurricanes, flooding, snow, ice and wind damage, and population evacuations affecting areas in which we operate; and

- potential adverse contingencies of terrorist acts, crime or civil unrest.

Regulation and Governmental Activity

- negative consequences of existing and proposed governmental budgetary constraints or modification or termination of existing government programs or the implementation and related costs and disruptions of new government programs such as environmental, social and governance programs;

- negative consequences of Federal and state insurance exchanges and their rules relating to reimbursement terms;

- the continuing decision by Mississippi (where we operate our remaining nursing home) to not expand Medicaid;

- the regulatory environment for our businesses, including state certificate of need laws and regulations, pharmacy licensing laws and regulations, rules and judicial cases relating thereto, including proposed nursing home minimum staffing requirements;

- changes in the levels and terms of government (including Medicare, Medicaid and other programs) and private reimbursement for SunLink's healthcare services including the payment arrangements and terms of managed care agreements; indigent care and other reimbursements (e.g. Medicare Upper Payment Limit "UPL" and Disproportionate Share Hospital "DSH" adjustments) and governmental assessments for such programs;

- the failure of government and private reimbursement to cover our increasing costs;

- changes in or failure to comply with Federal, state and local laws and regulations and enforcement interpretations of such laws and regulations affecting our Healthcare Services and Pharmacy segments; and

- the possible enactment of additional Federal healthcare reform laws or reform laws or regulations in states where our subsidiaries operate hospital and pharmacy facilities (including Medicaid waivers, bundled payments, managed care programs, accountable care and similar organizations, competitive bidding and other reforms).

Dispositions, Acquisition and Renovation Related Matters

- the ability to dispose of underperforming facilities, underperforming business segments and surplus assets on acceptable terms;

- the ability to complete the sale of assets pursuant to disposition agreements or the inability to collect proceeds expected pursuant to such agreements;

- the availability of cash and the terms of borrowed or equity capital to fund acquisitions or replacement facilities, improvements or renovations to existing facilities or both; and

- competition in the market for acquisitions of hospitals, rehabilitation centers, nursing homes, pharmacy facilities, and other healthcare businesses.

The foregoing are significant factors we think could cause our actual results to differ materially from expected results. However, there could be additional factors besides those listed herein that also could affect SunLink in an adverse manner. You should read this Quarterly Report completely and with the understanding that future results may be materially different from what we expect. You are cautioned not to unduly rely on forward-looking statements when evaluating the information presented in this Quarterly Report or our other disclosures because current plans, anticipated actions, and future financial conditions and results may differ from those expressed in any forward-looking statements made by or on behalf of SunLink.

We have not undertaken any obligation to publicly update or revise any forward-looking statements. All of our forward-looking statements speak only as of the date of the document in which they are made or, if a date is specified, as of such date. We disclaim any obligation or undertaking to provide any updates or revisions to any forward-looking statement to reflect any change in our expectations or any changes in events, conditions, circumstances or information on which the forward-looking statement is based, except as required by applicable law. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the foregoing factors and the other risk factors set forth elsewhere in this report.

Business Strategy: Operations, Dispositions and Acquisitions

The Board of Directors of SunLink believes Management should, among other things: (i) actively pursue one or more extraordinary corporate transactions, any of which transactions may involve (a) a merger or consolidation with a compatible third party, as a result of which the Company may not be in the majority or (b) a sale or other disposition of non-performing assets, and (ii) continue its efforts to improve its operations and services generally and achieve and maintain profitability in its existing Pharmacy business, which may include selective acquisitions, subject to available capital, (iii) pursue dispositions of underperforming subsidiaries or facilities and, (iv) effect corporate governance changes which were approved at the Special Meeting of Shareholders held on October 19, 2023, which approved reincorporation in Georgia with governing documents which provide for majority shareholder voting to better enable the Company to pursue any such extraordinary corporate transaction which may be judged favorable to the Company and its shareholders.

On January 22, 2024, the Company's indirect subsidiary, Southern Health Corporation of Houston, Inc. ("Southern"), reached revised agreements for the sale of Trace Regional Hospital, a vacant medical office building and three (3) patient clinics in Chickasaw County, MS, (collectively "Trace") to Progressive Health of Houston, LLC ("Progressive") pursuant to which Southern sold certain personal and intangible property to Progressive for $500 under to an asset purchase agreement ('Trace Assets Sale"), entered into a six-month net lease of certain hospital real property for $20 per month, and engaged Progressive under a management agreement to manage the operations of Trace pending receipt of certain regulatory approvals, which was received February 29, 2024. Southern also entered into a real estate purchase agreement with Progressive ("Trace Hospital Sale") whereby Progressive is to purchase certain real estate and improvements of Trace for $2,000 by July 31, 2024. Southern is in the process of marketing for sale the Trace Extended Care & Rehabilitation ("Trace Extended Care"), a skilled care nursing facility adjacent to the campus of Trace. Trace Extended Care, which Southern retains, is considered an asset held for sale at March 31, 2024.   There can be no assurance any extraordinary corporate transaction, the Trace Hospital Sale or the sale of Trace Extended Care will be completed.

The Company expects to use existing cash primarily to sustain its operations, and to fund activities related to such extraordinary transactions when available and appropriate, and for other general corporate purposes. The Company believes certain portions of its businesses continue to under-perform and the Company periodically entertains overtures for the sale of one or more of its businesses when deemed appropriate, including to better position the company for an extraordinary corporate business transaction such as a merger or consolidation.

In connection with a Special Meeting of Shareholders to reincorporate in Georgia and approve majority voting, a total of 7,032 Series C Preferred Shares were issued, each entitled to one million (1,000,000) votes and in turn each Series C Fractional Interest in such a Series C Preferred Share was issued for each Common Share of the Company and accordingly was entitled to one thousand (1,000) votes out of such one million votes of the corresponding Series C Preferred. Series C Fractional Interests could not be transferred separately from the Common Shares and were represented by the Common Shares. A further description of the Series C Preferred Shares and the Series C Fractional Interests and the terms and provisions thereof is set forth in the Company's Current Report on Form 8-K filed with the SEC on August 11, 2023. Each Common Share was entitled to one (1) vote as a Common Share and also one thousand (1,000) votes for the corresponding Series C Fractional Interest thereon, on each matter properly brought before the special shareholders' meeting which was held on October 19, 2023 and at which shareholder approval of the Company's reincorporation from the state of Ohio to Georgia (the "Special Meeting"). The Series C Fractional Interests were automatically redeemed and the Series C Preferred Shares were cancelled.

There is no assurance that any strategic transaction will be authorized by the Company's Board of Directors or, if authorized, that any such transaction will be completed.

After Effects of COVID-19 Pandemic

The Company continued to experience adverse after-effects of the COVID-19 pandemic in the quarter ended March 31, 2024 and believes such effects will likely continue to affect its assets and operations in the foreseeable future particularly salaries and wages pressure, workforce shortages, supply chain disruption and broad inflationary pressures. Our ability to make estimates of any such continuing effects of evolving strains of COVID-19 on future revenues, expenses or changes in accounting judgments that have had or are reasonably likely to have a material effect on our financial statements is very limited, depending as they do on the severity and length thereof; as well as any further government actions and/or regulatory changes intended to address such effects.

Critical Accounting Estimates

The preparation of financial statements in accordance with U.S. GAAP requires us to make estimates and assumptions that affect reported amounts and related disclosures. We consider an accounting estimate to be critical if it requires assumptions to be made that were uncertain at the time the estimate was made; and changes in the estimate or different estimates that could have been made could have a material impact on our consolidated results of operations or financial condition.

Our critical accounting estimates are more fully described in our 2023 Annual Report on Form 10-K and continue to include the following areas: receivables – net and provision for doubtful accounts; revenue recognition and net patient service revenues; goodwill, intangible assets and accounting for business combinations; professional and general liability claims; and accounting for income taxes. There have been no material changes in our critical accounting estimates for the periods presented other than amounts readily computable from the financial statements included in this form 10-Q.

Financial Summary

Results of Operations

The Company's operations for the three and nine months ended March 31, 2024 continued to be negatively impacted by the effects of the aftermath of the COVID-19 pandemic, although mitigated somewhat from prior quarters, including among other factors, difficulty hiring qualified employees, rising labor and supply costs and supply chain challenges resulting in inability to obtain pharmacy and DME products on a timely, cost effective basis.

	Three Months Ended March 31,			Nine Months Ended March 31,		
	2024	2023	% Change	2024	2023	% Change
Net Revenues	$ 7,462	$ 8,181	(8.8)%	$ 24,527	$ 26,270	(6.6)%
Costs and expenses	(8,334)	(8,648)	(3.6)%	(26,263)	(25,084)	4.7%
Operating profit (loss)	(872)	(467)	86.7%	(1,736)	1,186	(246.4)%
Interest income (expense) - net	19	8	137.5%	70	13	438.5%
Gain on sale of assets	0	0	NA	2	13	(84.6)%
Earnings (Loss) from continuing operations before income taxes	$ (853)	$ (459)	85.8%	$ (1,664)	$ 1,212	(237.3)%

Our net revenues are from two businesses, pharmacy and a subsidiary which provides information technology services to outside customers and SunLink subsidiaries. The Company's revenues by payor were as follows for the three and nine months ended March 31, 2024 and 2023:

	Three Months Ended March 31,		Nine Months Ended March 31,	
	2024	2023	2024	2023
Medicare	$ 3,207	$ 3,521	$ 11,021	$ 10,377
Medicaid	1,506	1,802	4,898	5,048
Retail and Institutional Pharmacy	1,517	1,632	4,839	5,666
Managed Care & Other Insurance	1,022	1,032	3,179	4,572
Self-pay	189	180	532	564
Other	21	14	58	43
Total Net Revenues	$ 7,462	$ 8,181	$ 24,527	$ 26,270

Pharmacy net revenues for the three month period ended March 31, 2024 decreased $729 or 9% from the three month period ended March 31, 2023 and decreased $1,711 or 7% from the nine month period ended March 31, 2024 from the nine month period ended March 31, 2023. The revenues for the three months ended March 31, 2024 include $57 of prior period sales tax refunds and the revenues for the nine months ended March 31, 2024 include $437 of prior period sales tax refunds. The decreased net revenues this year results primarily from the recognition of prior periods' accrued sales tax of $2,615 in the nine months ended March 31, 2023. The decrease in Pharmacy net revenues for the three months period ended March 31, 2024 compared to the same period last fiscal year resulted from lower retail pharmacy scripts filled and durable medical equipment ("DME") orders shipped. The decrease in Pharmacy net revenues for the nine months period ended March 31, 2024 compared to the same period last fiscal year resulted primary from the $2,615 recognition of prior periods accrued sales compare to $437 in prior periods sales tax refunds received this fiscal year.

Costs and expenses, including depreciation and amortization, were $8,334 and $8,648 for the three months ended March 31, 2024 and 2023, respectively. Costs and expenses, including depreciation and amortization, were $26,263 and $25,084 for the nine months ended March 31, 2024 and 2023, respectively.

| | Cost and Expenses as a % of Net Revenues | | | |
| | Three Months Ended March 31, | | Nine Months Ended March 31, | |
	2024	2023	2024	2023
Cost of goods sold	58.2%	58.1%	56.5%	51.9%
Salaries, wages and benefits	35.5%	31.1%	32.4%	28.7%
Supplies	0.5%	0.8%	0.4%	0.4%
Purchased services	3.6%	3.7%	3.4%	3.0%
Other operating expenses	7.9%	7.4%	9.3%	7.1%
Rent and lease expense	1.2%	1.1%	1.1%	1.1%
Depreciation and amortization expense	4.6%	3.9%	3.9%	3.3%

Almost all categories of costs and expenses increased as a percent of net revenues in the three and nine months ended March 31, 2024 compared to the prior fiscal year due to the decreased net revenues this year and revenues last year which included the sales tax recognition of $2,615, and due to the corporate overhead costs this year of a public company in relation to the Company's smaller size. Cost of goods sold increased in total due to higher cost of certain pharmaceuticals and DME products which resulted from supply chain issues. Salaries, wages and benefits ("SWB")increased in total for the three and nine months ended March 31, 2024 compared to the prior period last year due to higher salaries and wages required in connection with current labor markets and operating challenges of labor allocation relating to the pandemic effects, including the use of contract labor. Other operating expenses for the nine months ending March 31, 2024 increased from the prior year's comparable period primarily due to increased legal expenses relating to the change in state of incorporation from Ohio to Georgia, which was finalized in October 2023. Depreciation expense also increased this year due to the $1,337 of pharmacy capital expenditures last fiscal year.

Operating Profit (Loss)

The Company reported an operating loss of $853 for the three months period ended March 31, 2024 compared to an operating loss of $467 for the three months period ended March 31, 2023. The increased operating loss for the three months ended March 31, 2024 compared to the three months period ended March 31, 2023 resulted from the 9% decrease in net revenues this quarter and increased costs as a percentage of net revenues. The Company reported an operating loss of $1,736 for the nine months period ended March 31, 2024 compared to an operating profit of $1,186 for the nine months period ended March 31, 2023. The $2.922 increased operating loss for the nine months ended March 31, 2024 compared to the nine months period ended March 31, 2023 resulted primarily from the 7% decrease in net revenues during the current nine month period and increased costs as a percentage of net revenues.

Income Taxes

Income tax benefit of $10 was recorded for continuing operations for the three months ended March 31, 2024. Income tax benefit of $6 (all state income benefit) was recorded for continuing operations for the three months ended March 31, 2023. Income tax benefit of $5 (all state income taxes) was recorded for continuing operations for the nine months ended March 31, 2024. Income tax benefit of $7 (all state income benefit) for continuing operations for the nine months ended March 31, 2023.

In accordance with the Financial Accounting Standards Board Accounting Standards Codification ("ASC") 740, we evaluate our deferred taxes quarterly to determine if adjustments to our valuation allowance are required based on the consideration of available positive and negative evidence using a "more likely than not" standard with respect to whether deferred tax assets will be realized. Our evaluation considers, among other factors, our historical operating results, our expectation of future results of operations, the duration of applicable statuary carryforward periods and conditions of the healthcare industry. The ultimate realization of our deferred tax assets depends primarily on our ability to generate future taxable income during the periods in which the related temporary differences in the financial basis and the tax basis of the assets become deductible. The value of our deferred tax assets will depend on applicable income tax rates.

At March 31, 2024, consistent with the above process, we evaluated the need for a valuation allowance against our deferred tax assets and determined that it was more likely than not that none of our deferred tax assets would be realized. As a result, in accordance with ASC 740, we recognized a valuation allowance of $9,499 against the deferred tax asset so that there is no net long-term deferred income tax asset at March 31, 2024. We conducted our evaluation by considering available positive and negative evidence to determine our ability to realize our deferred tax assets. In our evaluation, we gave more significant weight to evidence that was objective in nature as compared to subjective evidence. A long-term deferred tax liability of $69 is recorded within other noncurrent liabilities in the accompanying condensed consolidated balance sheet of March 31, 2024 to reflect the deferred tax liability for the non-amortizing trade name intangible asset.

The principal negative evidence that led us to determine at March 31, 2024 that all the deferred tax assets should have full valuation allowances was historical tax losses and the projected current fiscal year tax loss. For purposes of evaluating our valuations allowances, the Company's history of losses represent significant historical negative evidence and we have recognized none of our federal income tax net operating loss carry-forward of approximately $29,862

For federal income tax purposes, at March 31, 2024, the Company had approximately $29,862 of estimated net operating loss carry-forwards available for use in future years subject to the limitations of the provisions of Internal Revenue Code Section 382. These net operating loss carryforwards expire primarily in fiscal year 2023 through fiscal year 2038; however, with the enactment of the Tax Cut and Jobs Act on December 22, 2017, federal net operating loss carryforwards generated in taxable years beginning after December 31, 2017 now have no expiration date. The Company's returns for the periods prior to the fiscal year ended June 30, 2020 are no longer subject to potential federal and state income tax examination. Net operating loss carry-forwards generated in tax years prior to June 30, 2020 are still subject to redetermination in potential federal income tax examination.

Loss from Discontinued Operations after Income Taxes

The loss from discontinued operations after income taxes was $572 for the three month period ended March 31, 2024 compared to a loss from discontinued operations after income taxes of $309 for the three month period ended March 31, 2023. The increased loss this year included a loss of $613 on the sale of Trace Hospital Sale which included $103 for sale transaction costs. The loss from discontinued operations after income taxes was $4,156 for the nine month period ended March 31, 2024 compared to a loss from discontinued operations after income taxes of $1,588 for the nine month period ended March 31, 2023.

Discontinued Operations

All of the businesses discussed below are reported as discontinued operations and the condensed consolidated financial statements for all prior periods have been adjusted to reflect this presentation.

Sale of Trace Regional Hospital, medical office building and three patient clinics, Trace Extended Care operations

On January 22, 2024, the Company's indirect subsidiary, Southern Health Corporation of Houston, Inc. ("Southern"), reached a revised agreement for the sale of Trace Regional Hospital, a vacant medical office building and three (3) patient clinics in Chickasaw County, MS, (collectively "Trace") to Progressive Health of Houston, LLC ("Progressive"). Pursuant to those agreements, Southern sold certain personal and intangible property to Progressive on January 22, 2024 for $500 pursuant to an asset purchase agreement ('Trace Assets Sale"), entered into a six-month net lease of certain hospital real property for $20 per month, and engaged Progressive under a management agreement to manage the operations of Trace pending receipt of certain regulatory approvals, which was received February 29, 2024. As a result of the transaction, Southern's previous agreement with Progressive dated November 10, 2023, was terminated. Southern also entered into a real estate purchase agreement with Progressive ("Trace Hospital Sale") whereunder Progressive is to purchase certain real estate and improvements of Trace for $2,000 by July 31, 2024. As a result of the transactions ("Revised Agreement"), SunLink reported an impairment loss of $1,974 at December 31, 2023 to reduce the net value of the Trace hospital assets to the sale proceeds under the revised agreement and reported $58 of transaction expenses for the Revised Agreement during the quarter ended December 31, 2023. An impairment reserve of $$1,695 remains at March 31, 2024 for the Trace Hospital Sale assets. During the quarter ended March 31, 2024, SunLink reported an additional loss on the sale of the Trace Hospital Sale of $613 and reported as additional $55 of transactions expenses. Southern is in the process of marketing the Trace Extended Care & Rehabilitation ("Trace Extended Care"), a skilled care nursing facility adjacent to the campus of Trace. Trace Extended Care, which Southern retains, is considered an asset held for sale at March 31, 2024. Southern is in the process of marketing for sale Trace Extended Care, which Southern retains. There can be no assurance that the Trace Real Estate purchase will be completed or that Trace Extended Care will be sold.

Sold Hospitals and Nursing Home – Subsidiaries of the Company have sold substantially all the assets of five rural hospitals ("Sold Facilities") during the period July 2, 2012 to March 17, 2019. The loss before income taxes of the Sold Facilities results primarily from the effects of retained professional liability insurance and claims expenses and settlement of a lawsuit.

Net Loss

Net loss for the three months period ended March 31, 2024 was $1,396 (or a loss of $0.20 per fully diluted share) as compared to a net loss of $762 (or $0.11 per fully diluted share) for the three months period ended March 31, 2023. Net loss for the nine months period ended March 31, 2024 was $5,815 (or a loss of $0.83 per fully diluted share) as compared to a net loss of $369 (or $0.05 per fully diluted share) for the nine months period ended March 31, 2023.

Liquidity and Capital Resources

Overview

The Company and its subsidiaries' primary source of liquidity for working capital and operational needs, to pursue extraordinary corporate transactions and for general corporate purposes, is unrestricted cash on hand, which was $1,211 at March 31, 2024, and the sale of assets. From time-to-time, we may, nevertheless, seek to obtain financing for the liquidity needs of the Company or individual subsidiaries

CARES Act Funds - The CARES Act was enacted by the U.S. government on March 27, 2020 provided the relief to health care providers under the CARES Act in the form of grants under PRF and forgivable loans under PPP. We received a total of $9,416 under the CARES Act programs consisting of $6,182 in general and targeted PRF and $3,234 of PPP loans. During the first two calendar quarters of 2021, the Company became eligible for, and we applied for $3,586 of ERC through amended quarterly payroll tax filings, all of which the Company has received as of the date of this filing.

Subject to the effects, risks and uncertainties associated with the aftermath of the COVID-19 pandemic and our ability to retain the CARES funds described above, as well as our ability to complete the disposition of certain unprofitable operations, including the Trace transaction, we believe we have adequate financing and liquidity to support our current level of operations through the next twelve months.

Contractual Obligations, Commitments and Contingencies

Contractual obligations, commitments and contingencies related to outstanding debt, noncancelable operating leases and interest on outstanding debt from continuing operations at March 31, 2024 were as follows:

Payments due within:		Operating Leases
1 year	$	337
2 years		252
3 years		15
4 years		10
5 years		0
Over 5 years		0
	$	614

As of March 31, 2024, we had no outstanding debt.

The Company currently expects to purchase approximately $800 of capitalizable DME by the Pharmacy segment (to be rented to customers) during the next twelve months. The timing and actual amount which will be expended is difficult to predict due to various factors including varying demand for such equipment as well as its availability given current supply sourcing challenges. Other capital expenditures for replacement and upgrade of current facilities and equipment of the Pharmacy business may be needed during the next twelve months although there is no estimate of those expenditures other than being expected to be at a lower level than fiscal years 2023 and 2022. The Company anticipates funding such expenditures primarily from cash on hand. Other cash expenditures for the next twelve months currently are expected to be in-line with expenditures for the nine months ended March 31, 2024, subject to further operating and administrative cost increases, and other settlements of cost reports and other liabilities in the ordinary course of business as well as cash receipts and disbursements relating to possible asset sales, and, additionally, the Company's ability to retain unrecognized CARES Act grants, PPP funds and ERC funds received or previously received. Other than reported above, there have been no material changes outside the ordinary course of business relating to our upcoming cash obligations which have occurred during the three months ended March 31, 2024. Other than with respect to scheduled cash expenditures (based on current operating levels) for long-term debt, operating leases, and the specific items previously disclosed here, as well as continued uncertainties relating to the aftermath of the COVID-19 pandemic and asset sales, the Company is currently unaware of other trends or unusual uncertainties that are likely to cause a material change in its cash expenditures in periods beyond the next twelve months. See Notes 7, 9, 10, and 11 to our financial statements. The Company is also unaware of events that are reasonably likely to cause a material change in the relationship between its costs and revenues (such as known or reasonably likely future increases in costs of labor or materials, price increases or inventory adjustments, beyond those discussed herein); however, we are unable to predict with any degree of accuracy when, or the extent to which, recent inflationary price trends, labor disruptions and supply chain challenges experienced in 2021, 2022 and 2023 to date will mitigate.

Related Party Transactions

A director of the Company is senior counsel in a law firm which provides services to SunLink. The Company expensed an aggregate of $96 and $35 for legal services to this law firm in the three months ended March 31, 2024 and 2023, respectively and expensed an aggregate of $385 and $220 for legal services to this law firm in the nine months ended March 31, 2024 and 2023, respectively. Included in the Company's condensed consolidated balance sheets at March 31, 2024 and June 30, 2023 is outstanding legal expenses to this firm $154 and $36, respectively.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We have not entered into any transactions using derivative financial instruments or derivative commodity instruments and believe that our exposure to market risk associated with other financial instruments (such as investments and borrowings) and interest rate risk is not material.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As required by Rule 13a-15 and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the "*Exchange Act*"), as of the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of our Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) and the changes in our disclosure controls and procedures during the quarter. Under the direction of our chief executive officer and chief financial officer, we evaluated our disclosure controls and procedures and internal control over financial reporting and concluded that our disclosure controls and procedures were effective as of March 31, 2024

Disclosure controls and procedures and other procedures are designed to ensure that information required to be disclosed in our reports or submitted under the Exchange Act, such as this Quarterly Report on Form 10-Q, is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Based on an evaluation of the effectiveness of disclosure controls and procedures performed in connection with the preparation of this Form 10-Q, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of March 31, 2024. The effect, if any, of the COVID-19 pandemic on the effectiveness of current disclosure controls and procedures in future periods is uncertain and we intend to revise the same, if any, and to the extent deemed appropriate.

Changes in Internal Control Over Financial Reporting

There were no changes during the quarter ended March 31, 2024 in our internal control over financial reporting that materially affected, or is believed likely to materially affect, our internal controls over financial reporting. Notwithstanding staff absences and turnover and challenges hiring new and replacement staff, including in our financial departments, to date, we do not believe the COVID-19 pandemic has had any material effect on the effectiveness of our disclosure controls and procedures, however we cannot assure you that our internal controls will not be affected in the case of other or recurrent pandemics.

PART II. OTHER INFORMATION

Items required under Part II not specifically shown below are not applicable.

ITEM 1. LEGAL PROCEEDINGS

The Company and its subsidiaries are subject to various claims and litigation that arise from time to time in the ordinary course of business, including, among other things, tax, contract, workers compensation and medical malpractice claims and other claims and litigation. Medical malpractice and certain other claims are generally covered by malpractice, general liability or other insurance but are subject to provisions under which the Company retains a portion of the risk, which retention, particularly in the case of claims of medical malpractice, can be material. Based on current knowledge, the Company's management does not believe that any current pending legal proceedings will have a material adverse effect on the Company's consolidated financial position or its liquidity. However, in light of the uncertainties involved and indeterminate damages sought in some such legal proceedings, an adverse outcome could be material to our results of operations or cash flows in any reporting period.

ITEM 1A. RISK FACTORS

Risk Factors Relating to an Investment in SunLink

Information regarding risk factors appears in "MD&A – Forward-Looking Statements," in Part I – Item 2 of this Form 10-Q and in "MD&A - Risks Factors Relating to an Investment in SunLink" in Part I – Item 1A of the Company's Annual Report on Form 10-K for the year ended June 30, 2023. We believe there have been no material changes from the risk factors previously disclosed in such Annual Report except as set forth herein.

In addition to the matters set forth herein, the reader should carefully consider, in addition to the other information set forth in this report, the risk factors discussed in our Annual Report that could materially affect our business, financial condition or future results. Such risk factors are expressly incorporated herein by reference. The risks described in our Annual Report are not the only risks facing our Company. In addition to risks and uncertainties inherent in forward-looking statements contained in this Report on Form 10-Q, additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. Whenever we refer to "SunLink," "Company", "we," "our," or "us" in this Item 1A, we mean SunLink Health Systems, Inc. and its subsidiaries, unless the context suggests otherwise.

ITEM 6.   EXHIBITS

Exhibits:

31.1   Chief Executive Officer's Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

31.2   Chief Financial Officer's Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934.

32.1   Chief Executive Officer's Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2   Chief Financial Officer's Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101   The following materials from the Company's Quarterly Report on Form 10-Q for the three and nine months ended March 31, 2024, formatted in iXBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets as of March 31, 2024 (unaudited) and June 30, 2023, (ii) Condensed Consolidated Statements of Operations and Comprehensive Earnings (Loss) for the three and nine months ended March 31, 2024 and 2023 (unaudited), (iii) Condensed Consolidated Statements of Cash Flows for the three and nine months ended March 31, 2024 and 2022 (unaudited), and (iv) Notes to Condensed Consolidated Financial Statements (unaudited), tagged as blocks of text.

104   Cover Page Interactive Data File (formatted as Inline XRBL with the applicable taxonomy extension information in Exhibit 101.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, SunLink Health Systems, Inc. has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SunLink Health Systems, Inc.

By: /s/ Mark J. Stockslager

Mark J. Stockslager
Chief Financial Officer

Dated: May 15, 2024